02051860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

National Grid Group plc
Exact Name of registrant as specified in charter

0001004315
Registrant CIK Number

Form U-1
Electronic report, schedule or registration statement of which the document are a part (give period of report)

70-10067
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2002

National Grid Group plc
By: [signature]
Fiona Smith
Group General Counsel and Company Secretary

Exhibit E-2
File No. 70-10067

Lattice Group plc

Annual Report and Accounts 2001/2002



The Network People



Contents

of the Annual Report and Accounts for the 15 months ended 31 March 2002

The Lattice Group provides safe and reliable gas and telecoms infrastructure networks, as well as a number of related services.

Our core business is Transco, the owner and operator of Britain's gas transportation network.

Our other operations are Telecoms, where we have fibre optic and mobile telecommunications tower networks, and Lattice Enterprises, a diversified group of businesses providing gas industry related services.

In all our activities we are mindful of our duties as a public company and our responsibilities to the communities in which we operate – believing that long-term, sustainable financial performance must be underpinned by the highest standards of social and environmental practice.

Our safety, quality and performance targets can only be achieved with the commitment and dedication of our expert workforce.

We are The Network People.

Financial highlights

(historical cost results)

Turnover (£m)

4,121 15 months ended 31 March 2002

3,153 Unaudited 12 months ended 31 March 2002

Turnover £m (12 months)


4,000
3,000
2,000
1,000
0
3,129
3,087
3,091
3,153
Dec 1999
Dec 2000
Mar 2001 (i)
Mar 2002 (i)

Total operating profit including exceptional items (£m)

969 15 months ended 31 March 2002

510 Unaudited 12 months ended 31 March 2002

Total operating profit including exceptional items £m (12 months)


1,600
1,200
800
400
0
1,401
1,135
1,044
510
Dec 1999
Dec 2000
Mar 2001 (i)
Mar 2002 (i)

Profit before exceptional items and tax (£m)

901 15 months ended 31 March 2002

537 Unaudited 12 months ended 31 March 2002

Profit before exceptional items and tax £m (12 months)


1,200
900
600
300
0
1,064
734
660
537
Dec 1999
Dec 2000
Mar 2001 (i)
Mar 2002 (i)

Total dividend (pence)

9.0 15 months ended 31 March 2002

7.2 Pro forma 12 months ended 31 March 2002

Total dividend pence ■ Final ▣ Interim


10.0
7.5
5.0
2.5
0
7.0
3.5
3.5
7.2
3.6
3.6
9.0
5.4
3.6
Dec 2000
Pro forma Mar 2002 (i)(ii)
Mar 2002 (iii)

(i) Unaudited
(ii) Pro forma for 12 months ended 31 March 2002
(iii) Actual for 15 months ended 31 March 2002

For further information relating to the Group's financial performance in 2001/2002 visit www.lattice-group.com

2,344 km

of iron mains taken out of use.

98%

of uncontrolled gas escapes attended within one hour.

2,000 km

of fibre optic cable laid to complete 186k's backbone network on time and within budget.

8.07 m

calls to the Transco Call Centres, of which 96% were answered within 30 seconds.

=1st

in the Business in the Environment Index of Corporate Environmental Engagement.

1,000

telecoms infrastructure sites generating income through our towers business SST.

We reached agreement with Ofgem on Transco's next five-year regulatory contract, establishing the basis for a cycle of renewal and investment.

The requirement of the Health and Safety Executive to accelerate the mains replacement programme will see all iron mains within 30 metres of buildings replaced over the next 30 years.

Gas connection activities successfully separated from Transco and set up to compete in the newly deregulated market.



Sir John Parker Chairman

Last year's regulatory settlement and Transco's plans for its successful delivery paved the way for the proposed merger of Lattice and National Grid – a defining step for both companies. The merger offers significant scope to benefit our respective shareholders and the millions of consumers whose energy we deliver.

Both Lattice and National Grid have unique and complementary skills derived from the liberalisation of Britain's gas and electricity industries. Our proposed merger would bring us together on a strong financial platform. This promises substantial opportunities for international investment in gas and electricity markets opening up to competition, notably in North America and, potentially, Continental Europe.

In Britain, we hope to realise synergies from progressive combination of the gas and electricity transmission operations of Transco and National Grid. This will enable better operational management and emergency co-ordination, and optimal overall network planning to bring benefits in terms of enhanced supply security. The new Group will have the same overriding commitment to safety, reliability and service that has long been established in the two Groups.

A prime reason for the creation of the Lattice Group eighteen months ago was the potential for structural growth through a merger such as this with a company having complementary assets, skills and management culture, and similar ambitions. But first we had to sort out Transco's settlement for the new regulatory cycle and establish the basis for its successful delivery.

Delivering Transco's new regulatory contract

Ahead of the regulatory settlement, we faced some big challenges including Ofgem (the energy regulator) re-opening the debate about Transco's regulatory value; and the uncertainty relating to the treatment of the increasing level of replacement expenditure – both from a regulatory funding and a tax point of view. I am pleased to say these have been resolved positively and the Group's top strategic priority is Transco's delivery of its new regulatory contract whilst maintaining the drive for continuous improvement in safety, reliability and service.

Importantly, the terms of the settlement with Ofgem confirm Transco's regulatory value at some £13 billion. Going forward, this provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

Also on the positive side, the settlement provides for Transco to invest record amounts between now and 2007 so as to underpin the safety and reliability of the network. Over £1.5 billion will be spent on the accelerated programme of mains replacement now required by the Health and Safety Executive (HSE). A further £2.5 billion will be spent on the development of the network, in part to handle the changing gas supply patterns as the growing British market becomes increasingly dependent on gas imports. Given this investment, Transco's regulatory value after depreciation and inflation is projected to grow to some £15 billion by 2007.

Against this, Ofgem's targets for Transco's operating expenditure were challenging. However, the Board concluded that by pressing ahead with Transco's restructuring and other beneficial changes, we can deliver its regulatory contract while maintaining the drive for progressively higher safety and service standards. Work on the restructuring is progressing well.

With Transco delivering over 40% of Britain's primary energy, the foundation for value creation must always be the integrity of its operations. That is why we set so much store by the related performance standards. During 2001:

- there was a 33% reduction in the Reportable Injury Rate; and
- all emergency service standards set by our regulator were exceeded.

Against this background, it is a matter of very deep regret that there have been two fatalities resulting from gas explosions since January 2001. We are co-operating fully with the HSE whose investigations are continuing.

Transco's restructured organisation has been designed to reinforce the drive to innovate and go on improving productivity. The benefits of focusing management attention on efficient asset management, safety and service will be retained, while streamlining the overall framework of control and countrywide support activities for Transco's eight regional Networks plus National Transmission and Trading, and National Operations. Common systems, processes and standards will minimise costs and at the same time ensure consistency and operational integrity. The proposed merger will provide further impetus for the realisation of such benefits as regards the operations of Transco and the National Grid in England and Wales.

Regrettably, Transco's restructuring will mean job losses, principally in the areas of administration and support. By the end of 2003, Transco is expected to have some 2,400 fewer direct employees, a reduction of 18% on the comparable base of 13,700 in 2001. Wherever possible, the necessary manpower reductions will be achieved voluntarily and always with full consultation. On the other hand, we expect Transco's record levels of capital and replacement



expenditure to create some 3,000 additional jobs with our construction contractors.

Challenging as Transco's new regulatory contract is, we have confidence in our plans to exceed its targets and good early progress is being made. By March 2003, Transco is planning to reduce its month-by-month profile of operating expenditure to the corresponding regulatory target and to drive for further reductions thereafter.

Lattice's other sectors
Turning to Lattice Enterprises, we will continue to actively manage this portfolio of businesses, nurturing those with growth opportunities complementary to the new Group's focus on energy delivery.

In the context of the proposed merger with National Grid, the new Group's telecoms strategy would be to integrate and expand the companies' UK operations which provide wireless infrastructure (telecoms towers) and related services.

The strategic options for 186k, Lattice's fibre optic telecommunications business, will be reviewed so as to resolve the future of the business in the course of the current financial year. The options include a full or partial sale.

Capital efficiency
Because of the dominance of Transco's price-regulated assets, capital efficiency is crucial to the financial performance of Lattice – as it would be to the merged Group with its substantially greater regulated asset base. Measures have already been taken to lock in the benefits of the current climate of low interest rates. Next year, when we are confident that Transco can continue at least to meet its regulatory targets, we will consider increasing the level of debt in Transco's balance sheet so as to improve capital efficiency. In doing so, we will bear in mind our target of a single-A credit rating.

Dividends
Taking account of the recent decision to change the financial year-end from 31 December to 31 March, the Board has declared a second interim dividend of 5.4p, payable in June. This gives a total dividend for the 15 months ended 31 March 2002 of 9p per ordinary share – the percentage increase over 2000 broadly matching inflation.

Under the proposed merger, the new Group would intend to pay dividends which reflect National Grid's current policy of aiming to increase dividends per share by 5% per annum in real terms for each year to 31 March 2006.

How we do business
Since the Group's activities impact on the well-being and safety of millions of people across the country, on the economy, and on the natural environment, we are committed to openness in accounting for our actions, decisions and performance standards, good or bad. Accordingly, this year we have significantly expanded our reporting of safety, occupational health, environment, relationships with third parties, the management and development of our people, and the Lattice Group's activities in the field of social responsibility. In doing so, we have brought the substance of the Group's previously stand-alone Environmental Report into the main body of the Annual Report. Further information is provided on our website.

The contribution of Lattice people
The good progress made in laying the foundations for the Group's future success would not have been possible without the outstanding professionalism, commitment to deliver and integrity of Lattice people.

The departure of Phil Nolan, our valued Group Chief Executive, to take up a fresh challenge in Ireland, came a couple of months after we had strengthened the Executive team. Colin Matthews, our newly recruited Executive Director, had taken over the leadership of Transco last November. At the same time, Nick Woollacott, our other newly appointed Executive Director, had taken over as Group Managing Director for Lattice Enterprises; and Lawrie Haynes was already established in leading the Group's Telecoms sector. With these three, Steve Lucas and John Wybrew, I have had the immediate support of a strong Executive team while acting as Chief Executive for the transitional period. Therefore, Phil's departure meant no loss of momentum in taking the Group forward, nor lack of focus on our strategic priorities.

Throughout, the Non-executive members of the Board, with the valuable addition of Stephen Pettit, could not have been more engaged or more generous of their time.

On behalf of our shareholders, I pay tribute to all our employees for their continued commitment, and to that of our Board.

Looking ahead to our proposed merger with National Grid, the Board of the new Group will be drawn from the diversity of talent and experience in the two existing teams.

Outlook
Much has been accomplished in the 18 months since the Lattice Group was formed at a time of exceptional change. The most important development was the settlement of Transco's new regulatory contract and, more recently, the restructuring needed to deliver it.

Now, the prospective merger with National Grid gives us the opportunity to combine our complementary skills on a strong financial base, and thereby become a leading international energy delivery company.

Sir John Parker
Chairman

For further information on points made in these pages visit www.lattice-group.com

Lattice Group plc

Transco	Telecoms	Lattice Enterprises
Colin Matthews Group Managing Director	Lawrie Haynes Group Managing Director	Nick Woollacott Group Managing Director
First Connect to 31 March 2002	**186k** **SST**	**Advantica** **Lattice Energy Services** **Lattice Property** **TLG Group** **First Connect** from 1 April 2002

Corporate developments

At Group level, priority has been given to equipping Lattice and its businesses with the organisational structure, operational philosophy and governance arrangements needed to provide the basis for our successful development as Transco begins its next regulatory cycle.

Organisational structure

On 1 November 2001, in preparation for Transco's new five-year regulatory cycle, a three-sector organisational structure was adopted, comprising Transco, Telecoms and Lattice Enterprises' portfolio of non-regulated businesses. Each sector is headed by a Group Managing Director, with prime responsibility for leading the drive for performance and delivery by their businesses; for co-ordination between their sectors; and, in the case of Enterprises and Telecoms, for effective portfolio management.

Governance, values and operational philosophy

Throughout the Group, individual and collective actions are set within a framework of good governance and shared values to ensure consistently the highest professional standards at all levels. On the one hand, this framework enables us to retain the great benefits of performance-driven, decentralised businesses, while on the other it enables the Board to exercise proper stewardship on behalf of shareholders and other stakeholders.

To ensure that this framework is best suited to the future needs and strategic priorities of the Group going forward, the Group Executive has:

- reviewed our Business Principles and values to ensure that they reflect the character, purpose and field of business of the Lattice Group;
- developed a clear, high-level statement of the Group's operational philosophy; and
- begun to overhaul our key functional policies and procedures.

Our Business Principles and the complementary Statements of Business Practice for each Lattice business will show how the values come to life in every sort of activity the business undertakes.

Board Safety Committee

While the Lattice Group's Board is fully engaged in the governance of all aspects of safety and occupational health, the intrinsically hazardous nature of gas is recognised in our creation of a complementary Board Safety Committee.

The Board Safety Committee brings together the Group's most senior line and functional executives under the chairmanship of Non-executive Director, Sir David Davies, one of the country's foremost engineers and safety experts. Stephen Pettit, another Non-executive Director with extensive industrial experience, brings additional external scrutiny and challenge to the work of the Committee which, amongst other things, has considered Transco's fundamental review of its safety strategy and the basis for the mains replacement programme set by the Health and Safety Executive (HSE).

Accounting

We have used the opportunity provided by Transco's next five-year regulatory cycle, which commenced on 1 April 2002, to bring the Group, and within it Transco, more into line with the established utilities sector.

With effect from 1 April 2002, the financial year for the Group and its subsidiaries will run from April to March.

During the period, the Directors decided that the Group should change its accounting convention from modified historical cost to historical cost. Together, these measures will significantly help investors by increasing the transparency of Transco's performance against its regulatory targets, and its comparability with other price-regulated utilities.

Treasury

As the principal provider of Britain's capital-intensive gas infrastructure, the efficient management of the Group's debt book of some £6 billion in relation to Transco's allowed cost of capital is crucial to our overall financial performance.

At the end of 2001, around £2 billion of debt was moved on to fixed rates for 2002. More specifically, it is allowing us to outperform Transco's cost of debt allowance for 2002, as per its new Price Control, by an estimated £30 million.

Group pension arrangements

During the year, we introduced 'defined contribution' pension arrangements for employees joining from 1 April 2002. Care was taken to ensure that the terms of the new scheme will continue to make us competitive as an employer, whilst providing flexibility to cater for the needs of the various Lattice businesses.

The terms of the Group's 'defined benefit' (final salary) pension scheme will remain unchanged for existing members.

Transco

As the owner, operator and developer of the substantial majority of Britain's gas transportation system, Transco plays a crucial part in ensuring that the country's demand for gas is met.

The transportation system comprises approximately 6,600 km of high pressure National Transmission System (NTS) and around 270,000 km of lower pressure local transmission and distribution pipelines. Gas is transported on behalf of approximately 45 active gas 'shippers' to consumers and third party pipeline systems. The Bacton/Zeebrugge Interconnector, commissioned in 1998, connects our NTS with Continental Europe, allowing gas to be exported to and received from there. Also, gas is transported to Dublin and Belfast via the Interconnector at Moffat, Scotland. In accordance with its Licence, Transco continues to operate and develop the Network Code, which provides the commercial framework for transporting gas. As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation system.

Development of the British gas market

Just under half the country's primary energy is now transported through our system. Gas fuels some 35% of the country's electricity generation as well as providing heating and cooking in some 20 million homes in Britain. On 2 January 2002, Transco transported a record 427 million cubic metres of gas to end users.

The latest long-term projections suggest that the demand for gas in the British energy market is likely to increase by 20% or more over the next 10 years. On the same timescale, the Government's analysis indicates that the proportion of electricity generated from gas will increase to perhaps 60%, with gas supplying perhaps 47% of the overall energy market compared with 41% today.

For further information on Transco visit www.transco.uk.com





John Smethurst Emergency Services Engineer, Transco

98% of responses to uncontrolled gas escapes are made within an hour – against a regulatory target of 97%.

As UK Continental Shelf gas reserves diminish, Britain will become increasingly dependent on gas imports delivered through the transmission networks of Continental Europe, or by ship as liquefied natural gas (LNG). This will have a significant bearing on the planning of Transco's transmission network. Transco's latest gas supply/demand projections, based on extensive industry consultation, indicate that by the end of the current decade approximately one third of Britain's total gas requirement will need to be imported.

The physical connection of the UK and Continental Europe through the Bacton/Zeebrugge Interconnector has led to closer harmonisation of UK and Continental European gas commodity markets. Over the last two years, this has led to the rapid escalation of British wholesale prices for gas because of their linkage to Continental European prices which are indexed to the oil price.

In July 2001, the Government initiated a review of UK energy policy by the Performance and Innovation Unit (PIU) in the Cabinet Office. We have contributed extensively to the PIU inquiry and the related consultations.

The PIU report to Government, published in February 2002, noted that gas is now providing over 40% of Britain's primary energy and over a third of the fuel used for power generation, with both these figures projected to go on increasing. It also noted Britain's growing import dependence. Nonetheless, the PIU report concluded that there are "no pressing problems concerned with increased dependence on gas, including gas imported from overseas". It recommended that the situation as regards the security of gas supplies and the adequacy of the requisite infrastructure should be closely monitored.

Some observers, including Transco, believe that these issues need to be addressed with greater urgency. Already gas supplies for the British market are tight at times of high winter demand. Gas supplies from UK offshore fields to meet high levels of winter demand are becoming less reliable, partly because high levels of gas production are being maintained through the summer for export to Continental Europe.









Transco Grid Operations Engineers such as Mark Houston (far left) based in the National Control Centre in Hinckley, Leicestershire use the Gas Transportation Management System to control and monitor gas pressures and flows. Demand can vary by as much as six times between summer and peak winter days.

Looking ahead, western Europe, including the UK, has potential access to large reserves of imported gas from remote sources, but the security of supplies to Europe's end users will depend heavily on the adequacy of the connecting infrastructure. For Britain, on the western edge of the European gas transmission networks, this issue is a matter of particular concern, especially since we have not historically had to use the Continental European networks. LNG import terminals will have an important part to play in increasing the diversity of imported supplies. For all aspects of gas infrastructure, the lead times for construction are long, which means that the risks of supply difficulties must be foreseen and mitigated well in advance.

There is a pressing need for current efforts to liberalise European gas markets to be translated into sound practicable arrangements for the planning, funding and usage of the gas infrastructure needed to underpin a liberalised pan-European wholesale market. These arrangements will need to ensure the adequacy of the infrastructure, including its ability to cope with the more extreme conditions.

In summary, the gas industry in Britain is now facing a period of far-reaching change as it makes the transition from being largely self-contained and self-sufficient to a state of increasing inter-connectedness with the rest of Europe.

Coupled with our active involvement in the current review of UK energy policy and the related White Paper, we are contributing to the renewed efforts to create a liberalised pan-European wholesale market for gas on the basis of a well-founded open-access system of infrastructure. To this end, we are working in conjunction with the Government (DTI) and through GTE, the representative European body for gas transmission.

New regulatory contract

The most important aspect of the 15 months ended 31 March 2002 was our acceptance, in October, of Ofgem's Final Proposals for Transco's future price control. After careful consideration, the Board concluded that Ofgem's overall package of proposals and related assurances met our key criteria:

- first and foremost, that the resources provided to Transco under the new price control will enable it to operate the network safely and reliably, with sufficient people available to cover the needs of the operations and maintain Transco's high standard of public safety and customer services;
- the need to be confident that Transco can deliver the substantially increased mains replacement programme required to meet the HSE's new policy objective; and
- the need to be confident of Transco's and the Group's ability to continue paying an acceptable dividend, whilst servicing its debt and maintaining a strong credit rating.


8
1
2
3
5
4
6
7

Regional Networks

The restructuring programme creates eight regional Networks. The new structure will allow transparency of the performance of Transco's assets. It puts the focus on accountability and places greater emphasis on delivering a high quality service to customers.

1 North of England
2 North West
3 West Midlands
4 Wales and South West
5 East of England
6 North London
7 South of England
8 Scotland







Transco continues to drive for improvements in safety. It spent £432 million on pipeline replacement in the 15 months ended 31 March 2002. Since the 1970s polyethylene pipe has been used instead of cast iron or ductile iron pipe. These yellow plastic pipes are flexible, light and cheaper. In addition, polyethylene pipes can be inserted into old gas mains, minimising excavations and disruption.

In recognition of the possibility of further costs arising from external developments beyond those reflected in the new regulatory contract, Ofgem provided specific assurances that such costs would be considered a cause to reopen the price control.

Most importantly, acceptance of the Final Proposals leaves Transco's regulatory value intact, with Ofgem deciding against the use of the so-called 'focused' approach, which could have reduced Transco's regulatory value by up to £2 billion. Going forward, the new price control provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

A new element within Transco's price control framework was the introduction, from April 2002, of an incentives regime for the efficient operation of the NTS. These incentive schemes set Transco performance targets in key areas of its daily operations. They allow Transco to share the benefits of out-performance but also the costs where targets are not met.

Investment incentive schemes have also been proposed which are intended to provide Transco with incentives for the provision of additional capacity on the NTS, over and above the levels assumed in the setting of the main part of the price control.

In this context, Transco continues to work with Ofgem and the gas shippers to develop a system of long-term capacity auctions. These would give shippers the opportunity to secure their capacity requirements many years into the future, in contrast to the present system whereby capacity is auctioned six months at a time. These new arrangements should provide sufficient predictability for underpinning long-term supply contracts to the British market.

In summary, we now have clarity on Transco's regulatory targets for the five years which commenced in April 2002. Our actions are now directed to the overriding priority of achieving them.

Restructuring programme
Transco has already embarked on an extensive restructuring programme. By March 2003, Transco is planning to get its month-by-month profile of operating expenditure down to the corresponding regulatory target and to continue to drive for further productivity improvements. Regrettably, the necessary restructuring will lead to manpower reductions. Consequently, Transco has consulted with employees' representatives on the required 2,400 net reduction in permanent jobs by 2003. Where possible our aim is to achieve these through voluntary means.

The restructuring programme is based on eight regional Networks and National Transmission and Trading. Some activities, such as the Emergency Service, Shipper Services and Support Services, will be operated on a national basis to maximise economies of scale.

Senior management appointments have already been made and middle management appointments should be largely complete by the end of June. Detailed discussions on staff structures have commenced with the Unions. At least three quarters of the job losses will be in the staff and management grades, with smaller reductions to the operational workforce. These reductions will not compromise safety and service standards.

The application of advancing technology offers the potential to realise further efficiencies. In particular, advances in telecommunications and IT will enable us to increase the productivity of our dispersed national field force through improved planning and scheduling of work. Also, it will allow the seamless management and processing of data, replacing current paper intensive systems.

Over the next regulatory cycle, Transco's planned expenditure totals some £11 billion and against this we expect to make significant savings in the procurement of materials, services and contracts. In this regard, we are seeking to take advantage of the predictable long-term nature of the 30-year mains replacement programme set by the HSE. We are also looking to optimise against the scale and expertise of external suppliers. One such area is the potential outsourcing of Transco's internal IT support activities.

Over the next two years, the restructuring programme is expected to cost £230 million, covering both redundancy, pension strain costs and system development costs. In the first year of the contract, we expect Transco's controllable operating costs to be some £50 million higher than assumed by Ofgem. Out-performance over the remainder of the contract is expected to at least offset the restructuring costs and the under-performance in the first year.

Infrastructure investment

To ensure sufficient capacity is available in the transportation network, our Licence requires that the system be designed to meet a '1 in 20' aggregate peak day demand after taking into account certain operational factors such as use of storage and interruptible contracts. This is the level of demand that has a probability of being exceeded in only one year in 20, based upon historical weather data for at least the previous 50 years. We also have an obligation to provide transportation capacity to meet a winter period as severe as might be expected to be experienced once in 50 years.

A £270 million NTS investment programme was completed in the 15 months ended 31 March 2002 as part of the continued planned programme to increase system capacity. Construction work, initially hampered by the protracted spell of wet weather, foot and mouth restrictions and delays in the planning cycle, was back on schedule later in the period.

Over 250 km of new NTS pipelines were laid in seven projects from Scotland and North West England to South Wales and East Anglia.

Transco invested £170 million on the medium and low pressure system in connecting an additional 182,000 domestic and 16,000 non-domestic properties to the network. This required the laying of 678 km of new mains on the distribution network. Transco also invested £53 million to strengthen the existing system by providing additional capacity to meet consumers' requests for a gas supply, which enabled 345 km of reinforcement mains to be commissioned on the network.

As part of Transco's replacement programme, 2,541 km of gas distribution mains were laid at a cost of £316 million during the 15 months ended 31 March 2002.

During the 15 months ended 31 March 2002, 2,344 km of iron mains were decommisioned as part of our ongoing policy, together with 50,707 service pipes. Some 1,089 km of medium pressure ductile iron (MPDI) mains were decommissioned in 2001, against a target of 960 km cited in an Improvement Notice issued by the HSE in September 2000. Transco is on schedule to decommission a forecast total of 2,360 km of MPDI within 30 metres of property by the end of 2002.

Safety management

We continue to drive for improvements in safety. Last September, Transco, Ofgem and the HSE concluded discussions on the next phase of mains replacement, resulting in an accelerated programme to replace all remaining iron mains within 30 metres of buildings. This will see some 91,000 km of iron mains being replaced over the next 30 years. Currently, we are in discussion with the HSE as to the replacement priorities.

Ofgem has allowed £1.5 billion# of investment for the first five years of the accelerated mains replacement programme, with an incentive regime to encourage efficient delivery. In setting price controls, these costs were divided 50:50 between capital and operating expenditure. This ensures that the cost of the programme will not fall wholly on today's customers but be shared with future customers who also stand to benefit from the further improvements in safety and operational integrity.

At 2000 prices




SMELL GAS?
CALL FREE
0800 111 999

Transco is responsible for the safety of the national gas pipeline system 24 hours a day, 365 days a year. Over 8 million calls were made in the 15 month period to 31 March 2002, to the Transco Call Centres. Call Centre operators like Dawn Capes despatch Transco engineers such as John Smethurst to over 1 million gas escape reports a year, nationwide.


Transco

Calls to Call Centres answered within 30 seconds %


100
75
50
25
0
98
95
96
90
1999
2000
2002*
Regulatory target

Response to uncontrolled escapes within 1 hour %


100
75
50
25
0
98
98
98
97
1999
2000
2002*
Regulatory target

Response to controlled escapes within 2 hours %


100
75
50
25
0
99
99
99
97
1999
2000
2002*
Regulatory target

* Figures for the 15 months ended 31 March 2002

Safety performance
During the period, Transco continued to sustain its performance drive despite being faced with the wettest winter on record. At times our engineers had to resort to dinghies and helicopters to reach gas consumers in order to undertake remedial work and protect the gas transportation system. Thanks to their efforts there were no significant interruptions in supply as a result of bad weather.

This continuous drive to enhance performance is demonstrated by an underlying improvement of Transco's productivity and service standards. Transco is already achieving leading standards for its management of safety when tested against the CBI's Contour benchmarking tool. After a 34% reduction in the frequency of Lost Time Injuries to employees in 2000, it delivered a further 25% reduction for 2001.

Transco operates a free national gas emergency number: 0800 111 999†. Each winter it runs a safety awareness campaign to remind the public that the gas emergency service operates 24 hours a day throughout the year. During the 15 months ended 31 March 2002, our staff in the three national Call Centres dealt with 8.07 million telephone calls from the public, 96% of which were answered within 30 seconds. Our engineers attended 1.67 million gas escapes.

† All calls are recorded and may be monitored

Results from an independent survey showed that 94% of people reporting a gas escape were satisfied or very satisfied with the outcome of their call to our Call Centres.

We also operate a free 24-hour helpline for gas consumers whose appliances or pipework need more extensive repair once a Transco engineer has made them safe. During the 15 months ended 31 March 2002, this helpline gave around 185,000 gas consumers the details of their local Council for Registered Gas Installers (CORGI) engineers.

Gas related incidents
As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002, announced its decision to prosecute Transco either for Culpable Homicide or for a breach of the Health & Safety at Work Act. A trial date is awaited.

The HSE report into the fatal accident in Dundee in October 2000 in which two people died is currently with the Procurator Fiscal. A decision is awaited. The verdicts returned at an inquest on 21 March 2002 into the deaths of two people following an explosion in Batley in November 2000 were, in each case, one of accidental death.



Phil Gaskell Team Leader, Despatch, Transco

In the 15 month period, we answered over 8 million calls at Transco's Call Centres, 96% within 30 seconds.




Over 160,000 new domestic and industrial consumers are connected to Transco's network every year. Design Supervisor Chris Black and Engineer Martin Duce are part of our newly independent connections company, First Connect.

On 24 July 2001, Transco was prosecuted under the Health & Safety at Work Act for an incident in January 2000, where an explosion occurred at a domestic property in Epsom following work carried out on a service pipe. Transco pleaded guilty and a fine of £50,000 was imposed with £11,976 costs.

On 14 November 2001, an explosion at Cavendish Mill, Ashton-under-Lyne, resulted in the death of one person. HSE investigations are continuing.

On 1 April 2002, an explosion at Clitheroe, Lancashire, resulted in a fatality. Transco is assisting the authorities in their investigations.

Customer and consumer service
Transco aims to meet a range of contractual and statutory standards of service. These cover Public Standards, which include the important Emergency Standards described in the section on Safety Performance, together with those on Transportation, Connections, Meterwork and Complaints. During the 15 months ended 31 March 2002, 98% of uncontrolled gas escapes were attended within one hour and 99% of controlled escapes were attended within two hours of receipt of the call. This is above the agreed standards of service of 97% for both.

Transco continues to improve its service to its gas shipper customers. Aggregate performance for all recognised transportation standards of service exceeded targets for 2001. Shipper customer satisfaction ratings increased consistently in line with Transco's investment to improve service delivery systems and processes. Transco's improvements in customer service were acknowledged in December when it received the Utility Industry's 'Customer Care' award for a second year in succession.

In November, in a move welcomed by Ofgem, we instituted a consumer compensation scheme. This ensures that all consumers who find themselves without gas through the actions of Transco or a third party, such as a water company or cable operator, will receive £30 compensation from Transco for every 24 hours they are without supply. Industrial and commercial consumers will also receive compensation.

Unbundling
On 1 July 2001, gas connection activities were separated from Transco into a wholly owned subsidiary.

Progress continues to be made in the separation of Transco's metering and meter reading activities. We anticipate that the new systems and processes to facilitate a fully competitive market will come into effect in early 2003. Price caps for the provision of metering and meter reading services have been imposed on Transco and will remain in place until competition is deemed by Ofgem to be sufficiently developed.

Ofgem is expected to announce that Transco's LNG storage activities should be deregulated and as such we have now begun the process of moving LNG outside Transco's regulated ring-fence.

We are currently exploring the possibility of adapting the 900 acre brownfield LNG site at the Isle of Grain to allow LNG importation. The development of this site would support the Government's objective for energy supply diversification and the reuse of existing contaminated land.

First Connect
First Connect provides gas connection services to the national pipeline infrastructure on behalf of Transco. With over 160,000 new domestic and industrial consumers connected to the network each year, First Connect is able to deliver an end-to-end works management service.

On 31 March 2002, First Connect moved out of the Transco ring-fence and into Lattice Enterprises. As part of Lattice Enterprises, First Connect will be able to expand the breadth of products offered and its customer base.

For further information on First Connect visit www.lattice-group.com/firstconnect

Our Telecoms sector comprises 186k – our fibre optic business, and SST – our mobile telecoms towers business. By the end of 2001, 186k had completed its 2,000 km fibre optic backbone network and had signed up pre-launch customers. It has since gone on to launch its initial products and services. After buying out our joint venture partner, SST is now a wholly owned subsidiary with a portfolio of some 2,600 sites available for marketing to mobile phone operators.

In the telecoms sector our immediate priorities have been dictated by the realities of a tough market. Consequently, operating and capital expenditure are being held on a very tight rein, with incremental investment confined to the generation of profitable new sources of revenue.

In the context of the Proposed Merger with National Grid, the new Group's strategy will see the integration of each company's UK operations which provide wireless infrastructure (telecoms towers) and related services.



Robin Bailey Field Services, SST

By the end of March 2002, we had some 1,000 telecoms sites in operation, with a further 1,600 sites available for marketing.

There is a growing need for mobile network infrastructure along with the need for infrastructure services. This integration will provide a wider and more attractive site portfolio for marketing to mobile phone operators.

We still expect SST to generate a positive operating cash flow during the course of 2002/03.

However, in the light of deteriorating conditions in the telecoms market and our decision to resolve the future of 186k in the course of this financial year, we are currently reviewing our strategic options for this business, including sale or partial sale.

186k

Building the network

186k's key priority for 2001 was building its state-of-the-art network. Despite the challenges of the wettest winter on record and foot and mouth restrictions, the network was built within budget and became operational by the end of December.

The network, technologically the most advanced in Europe, spans nearly 2,000 km and connects 20 centres of demand. By following the Transco NTS footprint, building a significant part of the network cross-country, we capitalised on Transco's expertise in land management and pipe-laying. The routes chosen minimised the environmental impact whilst at the same time ensuring high standards of reliability.

The network consists of eight ducts, each capable of holding one cable with 48 fibre pairs, which in turn can each currently support 40 wavelengths. To start with, only one duct is in use; the other seven allow for expansion of the network to meet future demand. The latest fibre has been laid, supported by advanced optical transmission equipment technologies that give clear performance and reliability advantages.

Business developments

Following completion of the core network, 186k's prime focus is growing its revenue stream. This required it to rebalance its skills base towards marketing and commercial capabilities. Consequently, the business has been restructured, resulting in a 20% reduction in the workforce.

In October 2001, 186k launched its business with an initial carrier-focused product set comprising dark fibre, co-location, managed wavelengths and managed bandwidth. In February 2002, these products were supplemented with products aimed at the corporate market and Internet Service Providers.

During the course of the period, 186k successfully signed up Hutchison 3G, the UK's newest mobile operator, to provide a nationwide network and co-location services in a 20-year contract worth tens of millions of pounds. However, sales for 186k have been impacted by the deteriorating conditions in the telecoms market.

For further information on 186k visit www.186k.co.uk

186k network map


City point of presence
Data centre
Backbone point of presence
Amplifier site
Glasgow
Edinburgh
Newcastle
Carlisle
Leeds
Preston
Manchester
Sheffield
Nottingham
Wolverhampton
Leicester
Birmingham
Milton Keynes
Tewkesbury
Hemel Hempstead
Swindon
London City
Bristol
Reading
London






186k

186k's Network Operations Centre is located at The Spectrum in Reading. It is from here that the company's national fibre optic network is controlled and monitored and where Chris Dowsett (above) works in Fault Investigation. Faults can be spotted and repaired even before customers are aware of them. The Spectrum is also the company's HQ, where receptionist Glayinka Atico (centre) greets visitors.

Other investments

Urband

In February 2001, we announced a joint venture with Thames Water to build a fibre optic network to meet the needs of major businesses in London. The network will cover the major commercial centres in London from Docklands and the City to the West End, Victoria, Hammersmith and Westminster. By using Thames Water's sewers, the joint venture has a fast, cost-effective and environmentally friendly means of rolling out fibre optic infrastructure and services throughout the capital. Urband was formally launched on 23 January 2002 and the initial network is on course for completion by the end of 2002.

Bulldog Communications

Lattice has a 20% stake in Bulldog Communications, which provides high speed internet services via Digital Subscriber Line (DSL) technology using BT's copper wire telephone network. The company has initially requested space in 41 of BT's local telephone exchanges and has plans to extend this reach throughout 2002.

SST

On 26 October 2001, Lattice acquired SpectraSite Inc.'s 50% share of the telecoms joint venture SpectraSite Transco Communications. The now wholly owned subsidiary has been renamed SST (UK) Limited.

SST provides a complete service to UK telecommunication operators by acquiring, building, leasing and managing sites for base stations and radio masts, in support of wireless networks. The company enables mobile operators to extend their second generation (2G) networks and fulfil their obligations under 3G licences to provide coverage, whilst allowing them to concentrate on growing and serving their customer base, rather than the delivery infrastructure.

At the end of March 2002, SST had some 1,000 revenue generating sites and a further 1,600 sites available for marketing to operators.

Business developments

Market conditions were difficult. Faced with a severe downturn, mobile operators reduced the level of investment planned for 3G network development. New UK legislation and Scottish Executive regulations also came into force, which curtailed some of the planning and development rights previously afforded to the industry. However, SST's towers are designed to accommodate multiple operators by site sharing (or co-location). Sharing towers is a key objective of the Government since it minimises the building of new towers. 3G coverage is forecast to require many more sites and, as such, co-location will help to minimise their number.

Last year, SST withdrew from pursuing Continental European business opportunities to concentrate on the UK and our customers currently include all five mobile operators (Vodafone, Orange, T-Mobile (formerly One 2 One), O_2 (formerly BTCellnet) and Hutchison 3G) and a number of private mobile radio operators including the emergency services and Transco.

For further information on SST visit www.sstuk.com

Our leading expertise in the management of gas infrastructure provides important opportunities for the development of competitive service businesses not subject to price regulation. We will continue to actively manage this portfolio, nurturing those growth opportunities complementary to the focus on energy delivery.

Advantica

Advantica provides advanced technology and systems solutions for energy and utility companies worldwide.

The company employs more than 900 people in the UK and USA, bringing together specialist skills in technology, software, engineering, training and testing.

However, as a result of its new price control, Transco has reduced its technology support work programme contracted to Advantica, resulting in a loss of some 120 jobs.

2001 was a year of change and growth for Advantica, partly because of the acquisition of Stoner Associates, a leading network and simulation software company based in the USA, and the purchase of RISX, an Aberdeen-based safety and risk management consultancy.

Stoner gives us a foothold in providing leading technology solutions in North America, the world's largest infrastructure market, and RISX a base from which to service the North Sea oil and gas services market. Both acquisitions enhance Advantica's range of services.

The acquisition of Stoner has provided access to more than 550 corporate customers worldwide, two thirds of which are in the gas, electricity, petroleum and water sectors in North America.

To realise the synergies, two branded, customer-facing businesses have been created: Advantica Technology targets onshore and offshore oil and gas industries, and Advantica Stoner provides network management solutions to energy and water delivery companies.

For further information on Advantica visit www.advantica.co.uk

Lattice Energy Services

Lattice Energy Services provides an independent, multi-utility infrastructure service to industrial and commercial customers.

A milestone for Lattice Energy Services in 2001 was the launch of the initial phase of a national network of compressed natural gas (CNG) filling stations for heavy goods vehicles. Subject to demand, nine more CNG filling stations are planned for construction in the period to the end of 2003. The first station, the UK's largest, was opened at Crewe in October by Transport Minister David Jamieson.

Other significant developments over the last 15 months ended 31 March 2002 included the signing of a contract with Cleveland Potash to build a 21 MW combined heat and power (CHP) plant, the largest undertaken in the UK in 2001, and the completion of two combined cool and power (CCP) plants for 186k.

For further information on Lattice Energy Services visit www.energyhelp.co.uk



Business Development Manager Mike Wesolowski, Marketing Projects Manager Anna Thurman and Leading Technician Daniel McCarthy are all based at Advantica's offices in Loughborough.



Lattice Energy Services has built two combined cool and power plants for 186k. These £7.5 million projects are the first of their kind in the UK. As well as 186k benefiting from reduced whole life costs, they use up to 30% less electricity than taking electricity from the grid.

Lattice Property

Lattice Property manages the Group's extensive portfolio of land and buildings (except Transco's operational land), realising value from surplus land and property where appropriate.

The portfolio consists of land and buildings occupied by Group companies or leased to third parties, and surplus properties and land. Much of the latter is contaminated from former gas works use, but, when remediated, this and other land forms a valuable, brownfield, often inner city, landbank. At 31 March 2002, a discounted provision of £164 million was carried forward to deal with the estimated future environmental costs for remediation of this land. A further discounted provision of £102 million as at 31 March 2002 is carried by Transco, giving a total Group provision of £266 million.

During the 15 months ended 31 March 2002, we disposed of 74 properties comprising 228 acres. A typical site is the 46 acre Blueprint project in Portsmouth where the decontamination programme involved both traditional and innovative techniques such as bioremediation. The site is being disposed of for commercial development in a phased programme that is scheduled for completion in 2003. To date, 11 acres have been sold.

For further information on Lattice Property visit www.lattice-property.com

TLG Group

TLG Group provides customer tailored services to the operators of complex commercial fleet networks.

The services offered range from asset leasing, engineering design, procurement and build management to maintenance, accident management, licence management, legal compliance, telematics and business software.

With growth of 10% within the 15 month period, TLG Group now manages a fleet of over 25,000 vehicles, of which more than 16,000 are commercial vehicles. Non-Lattice Group clients now account for over two thirds of TLG Group's turnover.

In the largest deal of its kind so far, in February 2001, TLG Group signed a 20-year contract with the London Fire and Emergency Planning Authority for the provision and maintenance of all of the Authority's vehicle and operational equipment requirements within the M25 orbital motorway.

For further information on TLG Group visit www.tlggroup.com

Other developments

On 31 March 2002, First Connect moved out of the Transco ring-fence and into Lattice Enterprises.

On 15 January 2002, RWE, a German utility, and Lattice announced the formation of a joint venture named viavera, which provides an independent gas logistics service in the provision of gas transportation in Europe.



David Oram Construction Manager, Lattice Property

We continue to reclaim brownfield sites throughout the country, working with all interested parties to return land to beneficial use.

Our activities impact on the social and economic well-being of millions of people across Britain and on the natural environment.

We recognise the role we play in society and believe that the benefits we bring are both substantial and long-lasting.

In addition to being a financially well-founded and successful company, our aim is to be at the forefront of good practice in our management of health, safety and the environment and to contribute actively to the wider needs of the society in which we operate. These matters are now an integral part of our strategic planning, decision-making and operational activities. In all that we do our approach to day-to-day operations is governed by the behavioural values and ethical principles defined in our Statement of Business Principles. These cover a number of key areas: health and safety; environment; communication; work environment; community activities; customers; and our relationships with third parties.

That is why we are choosing to include within our Annual Report and Accounts material on non-financial components of our business. The selection of issues on which to report has been informed by a number of external reporting guidelines. The material in this section of the printed Report has been independently reviewed by PricewaterhouseCoopers and their review statement is published on page 102.

This section of the Report is complemented by additional information including Group policies, annual targets and performance indicators, available via the web-based version of the Report.

An issue such as the replacement of iron mains has numerous inter-related impacts and actions. While not comprehensive, this diagram provides an overview of our approach to a particular issue.


Actions
Impacts
Issue
Improving/maintaining integrity of the gas network
Participation in government-led skills training task force
Establishing skills training programmes
Developing/applying innovative techniques for no/low use dig, recycling, reuse
Assurance gained from Ofgem regarding handling of significant unforeseen costs
Transco at forefront of development of best practice for utility streetworks
Keeping disruption to the public to a minimum
Safety Larger construction workforce
Availability of skilled engineers
Contractor management
Environmental Disposal of soil
Transport for disposal
Aggregate mining
Emissions associated with congestion
Social Enhanced public safety
Increased congestion during streetworks
Commercial Increased cost of programme
Congestion charging for streetworks

Integrated management

We adopt a holistic approach to carrying out our operations and believe that reporting on how we do business is of interest to our shareholders, employees and the wider community. The challenges of managing complex issues can be illustrated by a brief overview of the accelerated programme for replacement of iron mains. The pace of the programme has been set by the Health and Safety Executive's (HSE's) adoption of a precautionary approach to public safety. It results, for example, in a substantial increase in the mains replacement workload; from 2,000 km in 2001 to around 3,500 km per annum by 2006. This gives rise to associated issues that Transco has to manage in an integrated manner.

This example demonstrates the diverse factors and trade-offs that we need to manage. Our aim is to do this to the best overall effect across all areas of impact.

For further information on our Statement of Business Principles or other topics covered in this section visit www.lattice-group.com

Corporate

Highlights

- Review of Business Principles and their application across the Group completed.
- Board Safety Committee established.
- Chairman's Awards for Health, Safety & Environmental Achievement inaugurated.
- Lattice rated joint first in the sixth BiE Index of Corporate Environmental Engagement.
- Lattice rated first in the Dow Jones Sustainability Index pipeline sub-group.
- Lattice listed in the first FTSE4Good Index.
- Lattice Foundation and Group Social Responsibility Management Committee established.

Challenges

- Implement the revised Statement of Business Principles developing related Statements of Business Practice for each business.
- Encourage greater involvement by contract partners in Chairman's Awards.
- Maintain rating in external benchmarking indices as Transco reorganises to out-perform its new price control.
- Transco to achieve world class status in CBI Contour benchmark by 2004.
- Co-ordinate and maximise impact and resources of social responsibility activities.

CBI Contour – benchmarking HS&E performance and practice



Vulnerable
Contender
World class
Performance %
Practice %
100
90
80
70
60
50
40
30
20
10
10 20 30 40 50 60 70 80 90 100

Key
○ UK sample
■ Transco average 1998
■ Transco average 1999
■ Transco average 2000
■ Utilities 2000

Review of Business Principles
During 2001, we reviewed how our Business Principles (which predate the Demerger) are being applied across the Group. We wanted to understand better the fit between our existing principles and each of the Group businesses. Following this review the Executive took personal responsibility for developing a revised Statement of Business Principles which was approved by the Board in April 2002.

Policies and governance
We believe that sound policies underpinned by effective management systems provide the foundation for exceptional performance at an operational level. During 2001, a review of Group policies was initiated to ensure that they reflected the priorities of the business and represented best practice. This review will be completed during 2002.

Executive Director John Wybrew has Board level functional responsibility for Health and Safety, Environment and Human Resources (HR). The Board and the Executive specifically consider Health, Safety and the Environment (HS&E) as a standing agenda item every quarter. In addition, the Board established a Safety Committee in 2001.

Our enduring aim in the management of HS&E is to integrate it systematically into our businesses from frontline approaches to Board level. The Board ensures that this takes place at the highest level by linking the attainment of annual objectives for HS&E with the Executive Directors' and other senior managers' performance-related remuneration. At an operational level HS&E practitioners from all Group businesses are encouraged to attend a workshop at least annually to share best practice.

The Group Management Development Committee, made up of Lattice Executive Directors, was established during 2001 to review management development across the Group. In addition, an HR Leadership Team now meets quarterly under the Chairmanship of John Wybrew. This group of senior HR representatives from across the businesses shares knowledge and best practice to promote consistent application of the Group HR policies.

At Group level, our social responsibility activities are managed through the Lattice Foundation and Group Social Responsibility Management Committee. This committee sets policy and has strategic oversight of all social responsibility activity. It seeks to promote and further develop the Group's social responsibility activities. All projects have a senior manager 'champion'.

Benchmarking performance
We performed well in the Dow Jones Sustainability Index in 2001, coming first in the pipeline sub-group. The potential value to shareholders of being included in this index is demonstrated by the fact that the value of this index has grown by 180% since 1993 compared with a growth of 125% for the Dow Jones Global Index over the same period. We also achieved a listing in the new FTSE4Good Index and were rated joint first in the BiE's sixth Index of Corporate Environmental Engagement.

These indices are a useful means of benchmarking our performance with businesses of comparable size in the same market sector. Indeed, Transco actively uses CBI benchmarking tools, such as Contour for HS&E performance and practice, and Probe for customer satisfaction. These tools help to target areas in which progress is needed and provide comparison with best-in-class companies. Transco is committed to achieving 'world class' status in the CBI Contour index by the end of 2004.

Lattice Group Board

Board Safety Committee

Chair
Sir David Davies, Non-executive Director

Membership
Selected Board members and the Group Head of Health, Safety and Security

Frequency
Three times a year

Scope
To review, on behalf of the Board, strategic safety issues relevant to the Group

Lattice Foundation and Group Social Responsibility Management Committee

Chair
Sir John Parker, Chairman

Membership
Managing Directors from businesses and the Director of the Lattice Foundation

Frequency
Three times a year

Scope
To steer the Group's social responsibility activities

Health, Safety, Security & Environment Forum

Chair
John Wybrew, Executive Director

Membership
Senior representatives from businesses

Frequency
Quarterly

Scope
To share knowledge and best practice, set HS&E directives and objectives and provide a consultative forum for strategic issues

Health and safety

Highlights

- Reportable Injury Rate decreased by 28% in 2001 compared to 2000.
- Transco's Safety Charity Challenge raised over £1.5 million for charity and identified and removed over 16,000 potential workplace hazards.
- The HSE concluded the follow-up inspections to its 1999 audit of Transco.

Challenges

- Maintain the rate of improvement in safety performance across the Group.
- Reduce the level of sickness absence across the Group and improve the recording and analysis of it.
- Work with the HSE through the Gas Industry Safety Group to develop strategies for reduction in carbon monoxide incidents and fatalities.

Chairman's Awards
The role that employees and contract partners play in raising the profile and quality of HS&E management within the Company is acknowledged and celebrated through the Chairman's Awards for HS&E Achievement, which were initiated in 2001. Our aim is to ensure that good ideas are made more widely known and applied throughout the Group as we strive for continuous improvement.

Health and safety
Our enduring aim for health and safety is to eliminate all work-related illnesses and to prevent injuries to those engaged in the Group's operations, and to the public, and to promote a positive safety culture.

Many of our operations are potentially hazardous and so excellence in health and safety practice is critical to our 'licence to operate'. As a Group, we are absolutely committed to remaining at the forefront of good practice in our management of these crucial aspects of our operations.

Our Health and Safety policy establishes the strategic aims against which the individual businesses are judged. Annual objectives are set and translated into targets for all our operations, and progress towards their achievement is reported quarterly to the Group Executive and Board.

We apply stringent health and safety performance requirements to our key external contractors.

Very regrettably, on 4 October 2001, a Transco contractor died after the vehicle he was driving collided with a sub-contractor's tractor. Contractor site inductions and briefings now include materials relating to safe driving practices.

Additional information about Transco's management of public safety is covered in the Business review section of this Report.

Key performance indicators
One of the most important performance indicators that we monitor is the rate of injuries which are reportable to the enforcing authorities. During 2001, the Reportable Injury Rate was reduced by 28% across the Group. In 2001, total injuries to employees resulted in 180 days per 1,000 employees off work (a total of 2,950 days), compared with 194 days per 1,000 employees (2,911 days) in 2000. By working to spot and eliminate the hazards inherent in our business we believe we can prevent injuries.

An initiative which has contributed to improved hazard spotting and the consequent reduction in Lost Time Injuries in Transco is the Safety Charity Challenge which started in September 1999. This initiative links the identification and elimination of potential hazards and the reductions in injuries sustained at work with donations to Mencap/Enable, a charity for people with learning difficulties.

By December 2001, over £1.5 million had been raised and over 16,000 potential hazards spotted and removed. External and internal endorsements for this initiative have been received from:

- Utility Week's Investment in People Award 2000;
- the Institution of Gas Engineers & Managers' Award for Safety 2000; and
- a Special Award in the Chairman's Awards for HS&E 2001.







The Chairman's Awards for HS&E Achievement were initiated in 2001. Sir John Parker presented the Awards to Group businesses and contract partners who had made a substantial contribution to the Group's HS&E performance. Neil Johnson, an Operations Manager at Transco, won the employee category for his strong leadership in HS&E in Transco's North West Network.

Reportable Injury Rate (RIR)
per 100,000 employees 2000-02


1,600
1,200
800
400
0
358
245
324
212
287
209
202
201
187
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2000
2001
2002
UK electricity, gas and water industries 12 month rolling RIR (from HSE statistics)
Lattice 12 month rolling RIR

New cases of Hand Arm Vibration Syndrome reported 2001-02


80
60
40
20
0
80
18
0
25
12
Q1 Q2 Q3 Q4 Q1
2001
2002

Enhanced systems to monitor sickness absence performance were introduced during 2001. The more rigorous reporting arrangements may have contributed to much of the recorded increase of approximately 25% in sickness absence during 2001.

Business critical staff in Transco were offered influenza inoculations for the first time in 2001. Some 15% of all Transco employees took up the offer.

Employee health and safety risks
The identification and management of health and safety risks to employees across the full range of Group occupations is a key activity.

A major scheme to reduce the risk of Hand Arm Vibration Syndrome, which may affect employees who work with vibratory equipment such as road drills, is now in place in Transco and First Connect. During 2001, the number of new cases reported decreased steadily. We believe this scheme is considered 'good practice' within the utilities sector.

Unnecessary or excessive business travel can have a detrimental effect on employees' health and well-being in addition to the increased risks of an accident. Schemes to reduce the number of miles driven by Group employees have been piloted by several businesses. Greater use of videoconferencing and teleconferencing is encouraged.

HSE audit of Transco
Following the major audit of Transco by the HSE in 1999, a considerable amount of work was done to address the goal-setting recommendations. By the end of 2001 the HSE had concluded its follow-up inspections to confirm that its recommendations had been implemented.

Industry safety groups
Lattice actively supports the Gas Industry Safety Group (GISG). The aims of the GISG are to:

- promote gas safety;
- encourage co-operation amongst industry players to develop, introduce and improve practices for the safe transmission, storage and use of gas throughout the UK; and
- ensure the safety of consumers and the public with particular focus on carbon monoxide poisoning.

Transco continues to run an annual winter advertising campaign to promote the use of its free national gas emergency number 0800 111 999.† Through the work of the GISG the safety campaigns of all gas companies are now co-ordinated to reinforce key messages.

Lattice is involved in the work of the Government-supported Gas Industry Emergency Committee (GIEC) through the Chairmanship of Executive Director John Wybrew. The GIEC's main aim is to ensure that, in the event of a large-scale gas supply failure, contingency plans are in place to mitigate the impact and ensure the rapid and safe restoration of supplies to consumers.

† All calls are recorded and may be monitored

Highlights

- 15 environmental management systems re-certified to ISO 14001.
- Four new certified environmental management systems.
- Lattice Energy Services developed and installed the largest compressed natural gas vehicle refuelling facility at Crewe.
- Lattice Group Environmental Report 2000 *shortlisted for an ACCA UK Environmental* Reporting award.

Challenges

- Maintain certification of environmental management systems during Group reorganisation.
- Achieve business-led targets for reduction in transportation emissions.
- Apply more widely the environmental initiatives recognised in the Chairman's Awards which also bring economic benefits.

Environment

We aspire to the highest standards of resource efficiency and environmental performance in our operations.

Five years ago, Lattice companies began a programme of progressive improvements in their management arrangements to give practical effect to these aspirations. Driving the programme is an organisational structure that develops, promotes and endorses the *highest standards of good practice.* At the highest level, our approach to the environment is shaped via a framework of strategic objectives. These are to:

- manage all activities within the framework of a formal environmental management system;
- reduce relative levels of emissions, discharges and wastes; and
- reduce the relative use of environmentally sensitive resources throughout the business.

These strategic objectives are achieved by establishing and working towards a series of annual Group-level objectives supported by targets in the individual businesses.

The Lattice approach to environmental management was recognised by Business in the Environment (BiE) in its sixth Index of Corporate Environmental Engagement in which Lattice was rated joint first. In all, 206 leading businesses, including 83 of the FTSE 100 companies participated in this annual ranking exercise. In total, they represent 83% of the market capitalisation of FTSE 350 companies. The Index ranks the participating companies on the basis of the standards of their management of the *environmental impact of their operations;* on the alignment of this with their business strategy; and on their environmental performance in setting relevant targets, prioritising and delivering continuous improvement. Both in environmental management and performance, Lattice was ranked equal first.

We believe that our success in the Index confirms the soundness of the foundations laid for future improvement.

Environmental management systems

We have implemented a strategy to encourage the businesses to progress the development and certification of environmental management systems. This is intended to provide the Executive with direct assurance that our systems are robust and properly focused on significant environmental risks and liabilities.

Benefits arising from the implementation of environmental management systems have been the increased awareness and motivation of employees, and improvements in operational efficiency as demonstrated by the environmental nominations to the Chairman's Awards 2001 *and the survey of employee* attitudes in Transco (see page 26).

At the end of 2001, Lattice had 19 certified environmental management systems in place covering almost 90% of the workforce. Notably, First Connect started life with a certified environmental management system: a significant achievement and endorsement of a management team who recognised the value of establishing such a management framework at the outset.

Key environmental issues

As a transporter of a non-renewable energy source and a developer of complex infrastructures, our business

Emissions of greenhouse gases million tonnes of CO_2 equivalent*


10.0
7.5
5.0
2.5
0
7.68
7.36
2000
2001

* Transco NTS data based on 1999 and 2000 figures respectively

Sources of greenhouse gas emissions from Lattice operations 2001


Transport 1.0%
Other operations 18.7%
Building energy use 0.5%
Methane 79.8%

Total = 7.36 million tonnes of CO_2 equivalent

activities are inextricably linked with environmental issues. The key issues for the Group, both as opportunities as well as threats, are climate change, energy use, transport, management of excavation spoil and contaminated land.

Climate change
Natural gas is largely methane, and carbon dioxide (CO_2) is one of the products of its combustion. Carbon dioxide and methane emissions from the supply and use of fossil fuels are significant greenhouse gases that contribute to global climate change.

Transco's most significant challenge as regards climate change is the methane emissions arising from leakage and venting from the network. This accounts for almost 80% of our total greenhouse gas emissions. In 2001, emissions of greenhouse gases from Lattice Group businesses expressed in terms of carbon dioxide equivalents were 7.36 million tonnes, 4% lower than in 2000. Carbon dioxide emissions resulting from the use of electricity and gas at operational, liquefied natural gas storage and National Transmission System (NTS) sites, and the operation of NTS compressors account for almost 19% of total greenhouse gas emissions attributable to Lattice Group activities.

Natural gas has a significant role to play in assisting the Government to achieve its greenhouse gas reduction targets because it produces less carbon dioxide per unit of fuel used than coal or oil. In the last decade, simple fuel switching from coal or oil to gas, driven primarily by economic considerations, has contributed a reduction of over 50 million tonnes of carbon dioxide to the national target. This fuel switching has also led to significant reductions in the emissions of other air quality contaminants which contribute to regional and local pollution.

Energy use
The environmental benefits of natural gas are enhanced by its flexibility and its use in high efficiency conversion technologies. These benefits, and ease of transport, make natural gas the fossil fuel of choice for distributed generation and for small-scale combined heat and power (CHP) generation where thermal efficiencies in excess of 90% are achieved. Advantica and Lattice Energy Services are at the forefront of developing, promoting and driving the application of CHP technology throughout the commercial and industrial sectors in the UK.

In managing our own energy use, Lattice companies seek to utilise energy as efficiently as possible. Group buildings vary in terms of age, fuel type and technology. The energy use in our buildings was some 122 million KWh in 2001.

Transport
Transport is a key sustainability issue of both strategic and operational importance to Lattice. The Group's underlying objectives are to:

- manage the impact of travel activities on the environment;
- realise real cost savings; and
- promote the development of innovative transport options including natural gas vehicles and their refuelling infrastructure through Lattice Energy Services.

In 2001, business mileage and associated fuel consumption across the Lattice Group equalled 158 million miles and 30 million litres of fuel.

Excavation spoil
Lattice companies generate a large amount of spoil from trenches for gas pipes, telecoms cables and from excavation and remediation of former gas works sites. During 2001, almost 2.6 million tonnes of spoil were disposed of to landfill. This was generated from the laying of over 5,000 km of pipe and 198,000 service pipes, 2,040 km of cable and the remediation of 797,200 m^2 of land.

Lattice companies continue to be at the forefront of the development of innovative technologies and techniques to control the amount of excavation spoil generated. Techniques such as no-dig technology, recycling spoil and consolidating spoil for reuse in excavations are all strategies being deployed by Lattice companies.

Contaminated land
The Lattice Group has inherited a portfolio of land from its gas industry origins. This includes 813 sites that are potentially contaminated and some of these have a complex industrial history dating back to the 19th century. Lattice Property applies a rigorous approach to the identification, assessment, control and remediation of the Group's contaminated sites.

To ensure application of the best remediation techniques, Lattice has invested in excess of £10 million over the past five years in research and development. Lattice Property's expertise in managing the clean-up and development of complex contaminated sites, acquired over the past decade, is now being made available to third party companies. With the increasing attention within Europe on the development of brownfield sites the market for such an expert service is significant.

Environmental prosecution
On 18 December 2001, Transco was prosecuted under the Control of Pollution Act 1974 following an incident on 29-30 March 2000 when leakage of diesel-type oil from a generator on a Transco site flowed through sumps and field drains into Black Lynn Burn, Oban. A fine of £4,000 was imposed.

Transport emissions
thousand tonnes of CO_2


100
75
50
25
0
63.6
67.0
75.0
2000 Transco
2001 Transco
2001 Group

Excavation spoil to landfill
million tonnes


3.00
2.25
1.50
0.75
0.00
1.1
2.0
2.6
2000 Transco
2001 Transco
2001 Group

Highlights

- Active engagement of the Board in management development and succession.
- Employee survey shows attitudes to health, safety and environmental issues improved within Transco.
- Use of Group intranet increased from March 2001 to March 2002.
- Launch of new Group-wide journal, Interface.

Challenges

- Manage the organisational change, especially the restructuring of Transco and the consequent redundancies, while continuing to deliver business objectives and maintain appropriate skills base.
- Maintain the active involvement of employees in social responsibility initiatives.

Employee attitudes in Transco
1999 and 2001 % of respondents


100
75
50
25
0
65
75
60
50
75
43
48
A
B
C
D

A keeps to high health and safety standards
B practises equal opportunities
C has strong environmental policies
D continually seeks to improve levels of customer service and care

Lattice people
Our Group's potential will only be realised if the full potential of each of us is realised. Through our human resources policies we seek to deliver to each of our employees a safe place of work, equality of opportunity and a work environment free from harassment and unfair or unlawful discrimination.

Communication
Communication plays an important role in business relationships and in ensuring public confidence in what we do. Effective communication within the Group is given high priority and we use several methods to ensure that employees are kept informed of Company news. These include magazines and intranet sites in each of our businesses, a Group-wide intranet site and the launch in 2001 of the Lattice journal, Interface.

The Chief Executive delivers a 'home page' on the Group's intranet each week. This provides a personal perspective on Company news and external events.

During 2001, several staff surveys were conducted, including an employee attitude survey within Transco and a Group-wide survey on internal communication.

We consult with employees on health and safety matters via formal consultative committees. All our employees are free to join trade unions; 95% of industrial employees and 70% of staff are members.

Restructuring impacts
The scale of the task facing the Group in engaging positively with employees, while taking steps to place us in a position to deliver Transco's commitments under its new price control is challenging. Transco's current restructuring started by considering the outputs: the projected demand for gas transportation services; the substantially accelerated programme to replace iron mains; and, above all, the standards set for safety, reliability and customer service. The consequent restructuring is substantial, entailing net 2,400 job reductions (18%, based on December 2001 employee numbers) by 2003 in Transco. Overall, the job mix will change. Three quarters of the job losses will be in management and administrative grades. We are committed to consultation both formally and informally with union representatives and directly with staff.



Jenny Corner Graduate Trainee

Our business objectives will only be achieved with the commitment and dedication of all Group employees and the positive support of our contractors.

Intranet use thousands of site hits average per month


100
75
50
25
0
29.5
4.7
42.2
7.3
72.8
9.9
69.0
4.7
Q2
Q3
2001
Q4
Q1
2002
Lattice news stories
Chief Executive's home page

Total employees* end March 2002 %


Female 19%
Male 81%
People of colour 3%
White 97%

* Based on Full Time Equivalents (15,356)

Total managerial grade employees* end March 2002 %


Female 17%
Male 83%
People of colour 4%
White 96%

* Based on Full Time Equivalents (1,519)

Wherever possible, redundancies will be achieved voluntarily and through early retirement. The HSE will also be examining in careful detail any material changes to Transco's Safety Case arising from its restructuring.

A further consequence of the new price control has been a review of Transco's spend with Advantica on technical and engineering support. This has resulted in some 120 redundancies, the majority of which were completed by the end of March 2002. As 186k completed its building programme and started its marketing phase, it required a rebalance of its skills. 65 redundancies were completed by the end of February 2002.

Group pension arrangements
The rising cost of the current 'defined benefit' (final salary) pension scheme, combined with changes to the State retirement provision, have caused us to review our pension arrangements.

While we will continue the defined benefit scheme for existing members, in common with many other companies, we have introduced a 'defined contribution' arrangement for new employees joining from April 2002. Under the new arrangement, which has been added to the Lattice Group Pension Scheme, both the employee and employer make contributions, with the pension based on accumulated funds. The result will be a more cost-effective and flexible pension scheme in the future for Group companies.

Equality and diversity
We are committed to promoting equal opportunity in employment and eliminating unlawful and unfair discrimination. The Group's inclusive approach to utilising the talent and skills of all its employees is achieved by aiming to provide equality of employment opportunity through recruitment and selection, access to development opportunities and by fair application of reward policies. We continue to monitor pay in relation to the marketplace as well as individual performance.

We align employee and shareholder objectives through share schemes including a Sharesave Scheme and an All Employee Share Ownership Plan (AESOP). Some 78% of all eligible employees chose to participate in the Company Sharesave Scheme in 2001. Over 40% of employees currently participate in the AESOP partnership shares scheme.

Work environment
Recent policy developments encourage employees to balance their work and personal lives. Our working environment is one that recognises the rights of employees and contractors to work without fear of harassment, discrimination or victimisation, irrespective of race, gender, religion, disability, age, marital status or sexual orientation. Every Group business develops annual equality and diversity action plans and provides key demographic data to enable annual monitoring at Board level.

Learning and development
We spend about £900 per employee per annum on training, developing and maintaining employee competence and capability. This takes place increasingly through e-learning methods. This places us in the top quartile of UK company spend on learning and development. In addition, in key customer locations such as Transco's Call Centres, Lattice Property and Advantica, the nationally recognised Investor in People standard has been achieved. This facilitates the linking of the Company's aims with its employees' development.

Projects funded by the Lattice Foundation are championed by senior managers from across the Group, where appropriate to their experience or development needs.

Graduate development
New skills and talent are continually required across the Group to meet future needs. The Group recruits both technical and non-technical graduates annually and supports their personal development through an 18-24 month programme in addition to associated professional development support.

Number of Group employees end March 2002


15,000
14,500
14,000
1,000
500
0
15,015
737
983
147
95
546
178
Transco
Telecoms
(186k and SST)
Advantica
Lattice Energy Services
Lattice Property
TLG Group
Other Corporate activities

First Connect (854 employees) transferred to Lattice Enterprises on 31 March 2002

Highlights

- Improved Transco's system to manage shipper enquiries and queries.
- Utility Industry Achievement Award for Customer Care awarded to Shipper Services for a second year.
- Reduction of 8% in gas consumer complaints from June 2001.
- Kelly's Award for Excellence in Purchasing and Supply awarded to Transco Procurement and Logistics for Best Purchaser/Supplier Partnership Initiative.
- Contract-related savings of £36 million achieved in the Transco supply chain in 2001.

Challenges

- Meet all Transco's transportation standards of service without penalties over the new regulatory cycle.
- Continue improving quality of service to gas consumers and monitor through satisfaction survey.
- Continue to reduce customer complaint numbers.

Third parties

The aim across all our businesses is continually to improve our relationships with third parties.

This includes looking for efficiencies in our supply chains, ensuring that gas consumers and their representative bodies are satisfied with Transco's performance, and meeting the stringent standards expected by the gas shipping community – Transco's direct customers. In this section we report on how Transco manages these relationships.

Gas shippers

Transco's customers for gas transportation services are the 45 or so 'active' shippers. The Network Code, the common contract under which Transco transports gas for customers, contained 25 transportation standards of service at the end of 2001. Aggregate performance exceeded these required standards and shipper customer satisfaction increased consistently in line with Transco's investments to improve service delivery systems and processes.

We seek regular feedback from the shippers both formally and informally. As one of a number of customer service initiatives, Transco concluded a major project in 2001 to improve the way it handles enquiries and queries on the vast database it manages. Much of the capability of the new system was specified by the shippers. This project won the Award for Customer Care at the Utility Industry Achievement Awards 2001. This was the second year that Transco's Shipper Services organisation had won this award.

The service standards under which Transco's Shipper Services operates include:

- the daily dispatch of meter readings for very large loads;
- notification of the energy content of gas;
- the speed at which enquiries are responded to;
- the timing of information flows that control the orderly transfer of consumer sites as they change hands from one competing supplier to another;
- transmission of information about meter changes; and
- visiting sites to determine the accuracy of information.

Suppliers and contractors

We also recognise the importance of effective industry, supplier and contractor relationships. Products and practices are regularly reviewed to determine whether the product or service can be delivered faster, better or more cheaply whilst maintaining, or improving, safety standards. In 2001 savings of £36 million were achieved in the Transco supply chain. Contractors' HS&E performance is important to all Group businesses and considered as part of the tendering process.

Transco runs an annual supplier day where suppliers are briefed on business issues. The feedback from this event, which has operated for the last three years, is excellent. The frequency of contract review meetings with suppliers is dependent on established criticality criteria but meetings with key suppliers are held monthly.

In addition to supplier days, contractor days of a similar nature are held by both National Transmission and Trading, and National Operations. Contractors in particular are seen as increasingly important in delivering Transco's strategy, and effective communication is critical to maintaining these relationships.

The strength of Transco's alliances and partnerships with its suppliers and contractors was recognised when Transco with one of its valued suppliers won the prestigious Best Purchaser/Supplier Partnership Initiative in the recent Kelly's Awards for Excellence in Purchasing and Supply. Internally, we recognise the quality of our relationships with contractors and suppliers through the contract partner category of the Chairman's Awards.

Gas consumers

During 2001, Transco established an independent gas consumer satisfaction survey to measure consumers' views of Transco's performance on a range of core products and services. This process involves sending out 12,000 survey questionnaires every two months to consumers who have received emergency, replacement and connections services from Transco.

Initial results have helped Transco to

Consumer satisfaction measurement results 2001
Mean satisfaction

(1 = v. dissatisfied, 5 = v. satisfied)


5
4
3
2
1
0
4.37
4.05
4.22
4.18
3.79
3.82
4.08
A
B
C
D
E
F
G

A Urgent work B Meterwork C Meterwork (PME)
D Repair E Replacement F Connections G National Mean
PME Programme Meter Exchange

Highlights

- Over 43,000 homes have now benefited from the Affordable Warmth heat leasing scheme.
- 1,494 people have received training in support of the Affordable Warmth Programme.
- £330 million in bank credit now available to local authorities for application in heat leasing schemes.
- Business in the Community Awards for Excellence awarded to Lattice and Groundwork for Transco Green Futures in the Power in Partnership category and to Lattice CRED in the Investing in Young People category.
- The first four participants in the Reading Young Offenders Institution gas engineering training scheme are now in employment in the gas industry.

Challenges

- Apply the lessons learned in delivering the Stockton Warm Zone to two further zones.
- Support schemes providing gas training skills to support the Government's fuel poverty agenda and to ensure delivery of Transco business objectives.
- Ensure a high level of take-up by local authorities of the additional credit facilities now available from British banks for heat leasing schemes.
- Continue to develop initiatives providing both social value and shareholder benefit.
- Maintain average of 8:1 gearing for Lattice Foundation projects.

focus on key areas of performance to improve the quality of service delivery to consumers. From June to December 2001, complaint levels have been reduced by over 8% when compared with the same period in 2000. Some 96% of complaints are now resolved in fewer than 10 days of receipt.

Transco supports energywatch, the new watchdog for gas and electricity consumers, through the provision of information, training and issue resolution. Following significant detailed work about aspects of the management of the gas supply network by Transco, Ann Robinson, chair of energywatch, said "I am really pleased with the manner in which Transco responded to our request for information on the public safety aspects of gas mains and its prompt and substantial response".

Corporate sponsorship
Following the success of our initial collaboration with the Royal College of Art in summer 2001, we have agreed to sponsor the summer exhibition at the College for the next two years: 2002 and 2003. As part of this sponsorship, we set up the Lattice Group Awards which were open to all graduating second year students. We were delighted both by the quality of the work submitted and the enthusiasm with which the students took up the challenge of interpreting the theme of 'Sustainability' through art and design.

During the reporting period, Lattice and its subsidiary businesses made no donations to any political parties.

Social responsibility
Commercial businesses often find themselves on the fault line between Government aspirations regarding their contribution to society in general and the successful creation of shareholder value through delivery of business objectives. Government sees business approaches and skills as having a valuable contribution to make in achieving its social policy objectives and the public sector is looking increasingly for partnership with business.

The Lattice Foundation spearheads our approach to social responsibility, piloting tailored solutions to significant social problems. Lattice Foundation projects are developed to meet defined business needs.

Our experience in the field of social responsibility is that with innovation, ingenuity and sharp focus, it is possible to create both shareholder and social value. Our approach is to identify emerging social problems where our skills and capabilities offer the potential to contribute to solutions. We develop innovative solutions and end-to-end processes for delivering them efficiently. We then undertake a pilot project in partnership with other stakeholders who are able to contribute, and benefit, from their different perspectives. The objective is to support pilot projects for a defined period and then to promote successful models to Government and the market sector.

Our contribution is not just financial, it includes the provision of leadership, skills and techniques. In all our social projects, our aim is to find an innovative solution, capable of being replicated countrywide, in partnership with the public sector and other stakeholders.

CRED – Creative Education
An example of how through the Lattice Foundation we have brought an innovative business approach and business skills to bear on social problems is Lattice CRED – Creative Education. This project, a partnership with Reading Borough Council and the Department for Education and Skills (DfES) for 15-16 year olds failing in conventional schooling is based in a Learning Centre located in one of our business premises. The pupils followed a work-related curriculum for the whole of their year 11, spending three days a week at the Centre and the remaining two days on work experience. Attendance records for the 40 pupils improved from 40% at their previous schools to 85% in CRED. Around 60% of them have now gone on to jobs, apprenticeships and further education. The DfES has recognised CRED's success by funding the Lattice Foundation to set up a second scheme, Transco CRED, in Peterborough.

Total number of houses benefiting from the Affordable Warmth Programme


45,000
30,000
15,000
0
253
729
3,733
12,138
18,761
26,545
35,541
43,175
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2000
2001
2002

Examples of proportion of external funding for Lattice Foundation projects 2001 £000


4,750
4,600
300
150
0
125
125
0
180
300
4,700
200
285
Lattice CRED Reading
Transco CRED Peterborough
Transco Green Futures
Employee matched giving
Lattice Foundation funds
External funds

Note: Lattice Foundation projects recieve an average gearing of 8:1 (external funding : Lattice Foundation funding)

Affordable Warmth

Transco's Affordable Warmth Programme is a key element of the Government's strategy for eradicating fuel poverty. Since its launch in June 2000 over 43,000 houses have benefited from the heat-leasing element of the Affordable Warmth Programme and applications for a further 13,855 have been received.

Further enhancements to the programme have been secured. During 2001, Transco brokered a partnership between the European Investment Bank (EIB) and a number of British banks to reduce further the cost of the leases to local authorities. To date, lines of credit worth £330 million have been extended by the EIB to these banks to support Transco's Affordable Warmth Programme and discussions are currently being held with a number of additional banks. This initiative secures cheaper money for registered social landlords and provides the programme with a larger and more effective marketing force.

Warm Zones

Over the next three years, the Affordable Warmth Programme is spending some £1.2 million in an initiative designed to concentrate the efforts to relieve fuel poverty in a particular geographic area – Stockton-on-Tees. From its launch in April 2001 to the end of March 2002, the Stockton Warm Zone has assessed 12,344 households and installed measures in 4,343 homes in addition to 848 central heating systems. 50 people have received training to support this initiative. Significantly, the Zone has obtained £13.5 million in funding from third parties.

The success of the Stockton Warm Zone has encouraged Transco to apply the model in a similar scheme in Dundee and explore the possibility of a further zone in England.

Training support

A significant countrywide challenge in recent years is the shortage of skilled gas engineers and technicians. In addition to our involvement in the Government-led Gas Industry Skills Taskforce we have supported a number of schemes, or pilot models, to train gas operatives from unemployed/New Deal sources and recently redundant workers from declining industrial sectors. While the schemes are generally small in scale and geared to local needs, they are designed to be rolled out across the country. For example, the Lattice Foundation has established a project with Reading Young Offenders Institution, Advantica, Transco and Transco's major contractors to train and employ up to 50 selected young offenders in the initial competencies for work as gas distribution operatives. Transco is providing a secure location in Slough for the practical elements of the programme.











In Transco CRED (Creative Education), Peterborough, a Lattice Foundation project, 15-16 year olds divide their week between the Transco-hosted Learning Centre (bottom left) and work placements (top left). A high percentage of CRED students, who were unsuccessful in mainstream education, accept apprenticeships. The CRED pupil (top right) was given a primary school placement to help gain childcare qualifications.

An extension of a partnership between the Lattice Foundation and the Reading Young Offenders Institution is training gas distribution operatives (bottom centre and right). The qualifications give young offenders a head start to employment in an industry needing to replenish skills countrywide. The pioneering scheme brings together Advantica Training Services, running courses on a Transco site.

Lattice-supported training initiatives



Ashfield and Mansfield	Forth Valley	North Wales
Birmingham	Glasgow	Plymouth
Blackpool	Grampian	Reading
Bristol	Hertfordshire	Redcar
Coventry	Inverclyde	Redditch
Creswell	Kent	South Ayrshire
Dearne Valley	Leeds	South Lanarkshire
Dundee	Leicester	South Wales
Edinburgh	Liverpool	Stockton-on-Tees
Falkirk	London	
Fenlands	Lothian	
Fife	Manchester	

A key element of the Affordable Warmth Programme also involves supporting its skill demands such as central heating installers, energy advisers and surveyors. So far, 1,494 people have received training through the programme and there are commitments to train a further 221.

Gas to non-gas areas
There are around 4.5 million households in Great Britain without a gas supply and around 1.3 million of these are thought to be in fuel poverty. The lack of access to gas is an impediment to the Government's aim of eradicating fuel poverty in vulnerable households. Transco has been active in assessing the social and environmental benefits associated with the connection of communities close to the gas network. Community case studies have been carried out and a Government task force has assessed the results. Their report recommends that further work is needed to test the effectiveness of extending the gas network in addressing fuel poverty and a pilot scheme is being developed to do this.

New Lattice Foundation projects in 2001
A number of new Lattice Foundation projects were initiated in 2001. They are expected to have considerable potential for replication as good practice.

We will be training up to 50, far from 'job ready', lone parents as call centre agents for Transco's Call Centres. The need to staff the gas emergency service 24 hours a day, every day, fits in with single parents' flexible working requirements. A 15-day customised training programme is being developed.

This project initially includes setting up a four-unit community-based training centre within a Lattice Foundation-supported 'community college'. It has its own creche so parents will be able to balance work with bringing up a family.

In another flagship project a partnership between 186k, Advantica and the charity NCH (formerly National Children's Home) is aiming to raise the educational achievements of young people in care. Building on previous educational projects such as Lattice CRED, the Lattice Foundation is installing 'learning pods' – self-contained, learning workstations – developed by Advantica with the University for Industry. This project is being piloted in an NCH family centre in London. This initiative won an NCH award for its use of IT.

For further information relating to Lattice Foundation projects visit www.lattice-foundation.com



Sir John Parker FREng (60)
Chairman and Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is also a Non-executive Director of GKN plc, P&O Princess Cruises plc and Brambles Industries plc and Non-executive Chairman of RMC Group plc and Firth Rixson plc. He is a Member of the General Committee of Lloyds Register of Shipping and Vice President of the Engineering Employers Federation. He was formerly Group Chairman and Chief Executive of Babcock International Group PLC. As Chairman he has overall responsibility for management of the Board, and he is also Chairman of the Nominations and Finance Committees. Following Phil Nolan's departure he also temporarily assumed the responsibilities of Chief Executive. (a)(b)(c)(d)



Sir David Davies FRS, FREng (66)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is a Director of ERA Technology Ltd and Chairman of Railway Safety since January 2001. He was President of the Royal Academy of Engineering from 1996 to 2001. He was formerly Chief Scientific Adviser to the Ministry of Defence from 1993 to 1999 and Vice Chancellor of Loughborough University of Technology from 1988 to 1993. In October 1999 he was asked by the Deputy Prime Minister to produce a report on Automatic Train Protection Systems for the railway which was published in February 2000. He is Chairman of the Safety Committee of the Board. (b)(e)(f)



Christopher Hampson CBE (70)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000, having joined the BG Board in October 1997. He is also Non-executive Chairman of British Biotech plc. He is a Non-executive Director of the electricity company TransAlta Corp., in Canada. He is Vice President of the Combined Heat and Power Association. He was formerly Non-executive Chairman of the RMC Group plc and a Director of SNC-Lavalin Group Inc. (b)(e)



Kenneth Harvey (61)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He is currently Chairman of Pennon Group plc (which includes South West Water). A Chartered Engineer, he is a former Chairman of Norweb plc and a former Chairman of Comax Holdings Ltd. He is also Non-executive Chairman of The Intercare Group plc and Non-executive Chairman of Beaufort Group plc. He is Chairman of the Remuneration Committee of the Board. (b)(d)(e)



Steve Lucas (48)
Executive Director, Finance
Was appointed to the Lattice Group Board, as Executive Director, Finance, in September 2000. A Chartered Accountant, he worked in private practice in the City of London until 1983, specialising in corporate tax. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles. Moving to British Gas plc in 1994, he was appointed Treasurer of BG Group on 1 December 1998. As Executive Director, Finance, he has responsibility for all financial matters, including treasury, insurance and taxation. (a)(c)



Colin Matthews (46)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in November 2001. He is also Group Managing Director, Transco. Prior to his appointment he had been Director, Technical Operations at British Airways since 1997, before which he worked for General Electric Company in Canada and France. He is a Chartered Engineer and has leading management experience in running a complex, continuous operation to the highest standards of safety and reliability. (a)(f)



Stephen Pettit (51)
Non-executive Director
Was appointed to the Lattice Group Board in November 2001. He is a former Executive Director of Cable and Wireless plc. Before joining Cable and Wireless, he was Chief Executive, Petrochemicals at British Petroleum. He is Chairman of Damovo, the privately owned network integration company; he is also Non-executive Director of National Air Traffic Services, KBC Advanced Technologies plc and Norwood systems. He was also until December 2001 a Member of the E-commerce Advisory Board of the UK Enterprise division of Zurich Financial Services. (b)(e)(f)



George Rose (50)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. He was appointed Finance Director of BAe Systems plc – the former British Aerospace plc – in April 1998, having joined the company in 1992. He is also currently a Non-executive Director of SAAB AB, a Member of the Financial Reporting Review Panel and a former Non-executive Director of Orange plc. He is Chairman of the Audit Committee of the Board. (b)(e)



Baroness Warwick (56)
Non-executive Director
Was appointed to the Lattice Group Board in September 2000. She has been Chief Executive of Universities UK (formerly the Committee of Vice Chancellors and Principals) since 1995. She was previously Chief Executive of the Westminster Foundation for Democracy, and is a former General Secretary of the Association of University Teachers and a Member of the TUC General Council. (b)(d)(e)



Nick Woollacott (54)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in November 2001. He is also Group Managing Director, Lattice Enterprises, the portfolio of competitive service businesses. He was previously Chief Operating Officer of Transco plc and prior to that worked in the international oil and gas, electricity, nuclear and renewable energy industries. (a)(f)



John Wybrew (60)
Executive Director
Was appointed to the Lattice Group Board, as Executive Director, in September 2000, having joined BG Group in April 1996. He had a career with the Royal Dutch/Shell Group spanning more than 30 years and was Corporate Affairs Director for Shell UK Ltd before joining BG Group. As Executive Director his responsibilities include corporate affairs, human resources and health, safety, security and environment. (a)(f)



Helen Mahy (41)
Company Secretary
Was appointed Company Secretary with effect from 31 March 2002. She is a qualified barrister and Associate of the Chartered Insurance Institute. Previously she was Group General Counsel and Company Secretary at Babcock International Group PLC.

Membership of Committees
(a) Group Executive (b) Audit (c) Finance
(d) Nominations (e) Remuneration (f) Safety

Directors' report – Operating and financial review

The Directors of Lattice Group have pleasure in presenting their Directors' report for the 15 months to 31 March 2002, incorporating the Operating and financial review, general information, the remuneration report and the internal control report.

Operating and financial review
This Operating and financial review focuses on the continuing operations of those businesses that were demerged as part of the Lattice Group on 23 October 2000 or which were acquired subsequently. In 2000, the Demerger was accounted for under the principles of merger accounting which apply in the context of such a group reconstruction. As a result, the comparative information and the five-year financial summary of the Group accounts have been prepared on the same historical cost basis.

In November 2001, the Group reorganised into three business sectors: Transco, Telecoms and Lattice Enterprises. Each business sector is headed by a Group Managing Director and is discussed in detail in the business review on pages 7 to 19.

On 22 April 2002, it was announced that the Directors of Lattice and National Grid have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco. Subsequent to this, the Chairman sent a letter about the Proposed Merger to all shareholders. Shareholder approval will be sought at an EGM, expected to be held on the same day as the AGM, 15 July 2002. The Proposed Merger is expected to complete during the autumn of 2002.

Overall Group results for the 15 months ended 31 March 2002
Total Group turnover for the 15 months ended 31 March 2002 was £4,121 million (12 months ended 31 December 2000 £3,087 million).

Total operating profit before exceptional operating charges for the 15 months ended 31 March 2002 was £1,382 million (12 months ended 31 December 2000 profit of £1,178 million). Consolidated profit for the 15 months ended 31 March 2002 was £464 million (12 months ended 31 December 2000 profit of £537 million). Lattice Group's adjusted earnings per ordinary share (before exceptional items and disposals) for the 15 months ended 31 March 2002 were 19.3p compared to 15.8p for the 12 months ended 31 December 2000.

Dividends
The Board has recommended that no final dividend be paid in respect of the 15 months ended 31 March 2002 as two interim dividends totalling 9p (12 months ended 31 December 2000 7p) per share for the period have already been paid or declared. The increase in the dividend on a 12 month against 12 month comparison is broadly in line with inflation.

Change to historical cost accounting convention
During the period the Directors decided that the Group should change its accounting convention from modified historical cost to historical cost. The Directors consider that this change enhances the comparability of the financial information with that of other utilities. All the results in this Operating and financial review, including 2000 comparatives, are therefore stated under historical cost accounting.

Change in year-end accounting reference date
In order to improve the transparency of Lattice's performance, the Group has changed its financial year-end from 31 December to 31 March, aligning Transco's reported results with its regulatory year and providing benefits both internally and externally. Internally, it will enable management to monitor performance more easily against regulatory targets and incentive mechanisms set by Ofgem on a regulatory year basis. Externally, it will provide better visibility as to the extent to which Transco is achieving the targets published by Ofgem. Therefore, this statutory financial period is for the 15 months ended 31 March 2002. During the period, we have made two interim results announcements as at 30 June 2001 and 31 December 2001. To assist shareholders, the Group is including in the financial statements an unaudited profit and loss account for the 12 months ended 31 March 2002 and comparatives for the 12 months ended 31 March 2001. This Operating and financial review principally comments on results for the 12 months ended 31 March 2002, as this will be the relevant period going forward and a 12 month against 12 month comparison is considered more useful.

Highlights for the 12 months ended 31 March 2002
Total Group turnover for the 12 months ended 31 March 2002 was £3,153 million (12 months ended 31 March 2001 £3,091 million).

Total operating profit before exceptional operating charges for the 12 months ended 31 March 2002 was £923 million, a fall of £164 million on the profit for the 12 months ended 31 March 2001 of £1,087 million.

Historical cost accounting

	15 months ended 31 Mar 2002 £m	Unaudited 3 months ended 31 Mar 2001 £m	**Unaudited 12 months ended 31 Mar 2002 £m**	Unaudited 12 months ended 31 Mar 2001 £m	12 months ended 31 Dec 2000 (as restated) £m
Group turnover	**4,121**	968	**3,153**	3,091	3,087
Group operating profit before exceptional operating items	**1,404**	464	**940**	1,096	1,182
Share of joint venture losses	**(22)**	(5)	**(17)**	(9)	(4)
Total operating profit before exceptional operating items	**1,382**	459	**923**	1,087	1,178
Exceptional operating items	**(365)**	–	**(365)**	(43)	(43)
Share of joint venture exceptional charges	**(48)**	–	**(48)**	–	–
Total operating profit	**969**	459	**510**	1,044	1,135
Profit on disposals	**123**	19	**104**	43	25
Profit on ordinary activities	**1,092**	478	**614**	1,087	1,160
Net interest	**(481)**	(95)	**(386)**	(427)	(444)
Profit before tax	**611**	383	**228**	660	716
Tax	**(151)**	(95)	**(56)**	(164)	(179)
Minority interest	**4**	–	**4**	–	–
Profit for the financial period	**464**	288	**176**	496	537
EBITDA	**1,944**	565	**1,379**	1,485	1,561
EPS – basic (i)	**13.3p**	8.3p	**5.1p**	14.3p	15.5p
EPS – basic excluding exceptional items (i)	**19.3p**	7.8p	**11.5p**	14.1p	15.8p
EPS – diluted (i)	**13.2p**	8.3p	**5.0p**	14.2p	15.4p
EPS – diluted excluding exceptional items (i)	**19.1p**	7.8p	**11.4p**	14.0p	15.7p
Dividends per share	**9.0p**	1.8p	**7.2p**	7.0p	7.0p

(i) Shown to nearest 0.1p

Operating results – continuing operations and acquisitions
(Excludes exceptional operating items (i))

12 months to 31 March (unaudited)	Group turnover 2002 £m	Group turnover 2001 £m	Historical cost total operating profit/(loss) 2002 £m	Historical cost total operating profit/(loss) 2001 £m
Transco	**2,980**	2,975	**944**	1,059
Telecoms	**22**	–	**(87)**	(43)
Lattice Enterprises	**238**	206	**10**	–
Other corporate activities	**12**	8	**8**	(10)
Pension credit	**–**	–	**38**	81
Less: intra-group sales	**(99)**	(98)	**10**	–
Total	**3,153**	3,091	**923**	1,087

i) Operating results by segment including exceptional operating items are disclosed in note 3 to the financial statements, pages 65 and 66.

Consolidated profit for the 12 months ended 31 March 2002 was £176 million, a fall of £320 million on the profit for the 12 months ended 31 March 2001 of £496 million.

Adjusted earnings per ordinary share (before operating exceptional items and disposals) for continuing operations and acquisitions were 11.5p in the 12 months ended 31 March 2002 compared to 14.1p in the 12 months ended 31 March 2001.

Results in the 12 months ended 31 March 2002 were affected by a £92 million increase in Transco's replacement expenditure to meet targets set by the Health and Safety Executive (HSE), an adverse weather impact 12 months on 12 months of £78 million, a reduction in the Group pension credit of £43 million (following an actuarial valuation) and Telecoms start-up costs and trading losses. There was also additional depreciation of £26 million following a reduction in the asset life of meters in response to the opening of the market to competition. This is detailed in note 1 to the financial statements, page 63. However, these were offset by lower interest charges and by £30 million of the additional turnover received by Transco under the spring 2001 National Transmission System (NTS) entry capacity auctions, which had still to be returned to customers and which will be repaid in the year ending 31 March 2003.

Both basic and adjusted earnings per ordinary share in the 12 months ended 31 March 2001 were reduced by 1.4p as a result of a one-off operating charge of £50 million for potential liabilities arising from the Network Code and other shipper issues. The Network Code liabilities were settled in the 12 months ended 31 March 2002 at £30 million. Of the remaining £20 million provision, £12 million was released back to the profit and loss account in the 12 months ended 31 March 2002 with the balance of £8 million utilised for other shipper liabilities.

Unless disclosed otherwise, all the following results of Transco, Telecoms and Lattice Enterprises exclude exceptional operating items. Exceptional items are discussed separately in the review of the results of each business as well as more fully under a separate heading on pages 36 and 37.

Transco

12 months ended 31 March 2002

The results for the 12 months ended 31 March 2002 reflect the final year of the operation of the five-year price control period for gas transportation implemented with effect from 1 April 1997. This was the third full year of the current LNG storage price control period implemented with effect from 1 April 1999.

Operating profit excluding exceptional items in the 12 months ended 31 March 2002 was £944 million compared to £1,059 million in the 12 months ended 31 March 2001, a reduction of £115 million. The underlying movements in revenues and operating costs that caused this decrease are outlined below.

Transco's turnover was £2,980 million in the 12 months ended 31 March 2002 compared to £2,975 million in the 12 months ended 31 March 2001. The £5 million increase was due to additional turnover of £30 million received from the spring 2001 NTS capacity auctions, £13 million from underlying volume growth of 1% and £40 million of other short-term timing differences, including the effect of disaggregating metering charges in 2001, offset by a £78 million (3%) decrease in volumes because of warmer year on year temperatures.

To measure underlying performance, Transco calculates the effect of the weather on its results as relatively warmer weather leads to decreased turnover and, therefore, decreased operating profit. The actual temperature is measured against seasonally normal temperature (SNT). SNT is ascertained by reference to the trend in temperatures over the past 35 years. The reported results are not adjusted for SNT, but underlying operating performance can be tracked by reference to such adjusted figures. Relative to SNT, the weather in the 12 months ended 31 March 2002 was warm, leading to a reduction in operating profit of £59 million, whereas the 12 months ended 31 March 2001 was colder than SNT, increasing operating profit by £19 million.

Operating costs of £2,036 million in the 12 months ended 31 March 2002 included £368 million of replacement expenditure and £371 million of depreciation including additional depreciation of £26 million following an asset life review of meters (see note 1 to the financial statements, page 63).

Operating costs of £1,916 million (excluding £41 million Demerger costs) in the 12 months ended 31 March 2001 included £50 million in respect of a one-off charge for potential liabilities arising from the Network Code and other shipper issues, £276 million of replacement expenditure and £343 million of depreciation. As discussed under the Group results, the Network Code liability was settled during the 12 months ended 31 March 2002 at £30 million.

Transco increased its spending on mains replacement by £92 million in the 12 months ended 31 March 2002 as a result of the programme to replace certain ductile iron mains that commenced in the middle of 2000, following an agreement with the HSE to replace by the end of 2002 an additional 2,360 km of ductile iron mains.

Depreciation increased by £28 million largely due to the additional depreciation on meters referred to above.

Excluding replacement expenditure, depreciation and the one-off charge for potential liabilities from the Network Code and other shipper issues, the underlying cost base in the 12 months ended 31 March 2002 was £50 million higher than during the 12 months ended 31 March 2001. This was because of a £45 million increase in pension costs following the actuarial valuation (see page 36), an £18 million increase in the Gas Transporter Licence fee that Transco has to pay to Ofgem (Transco is permitted to recover this fee by increasing future transportation charges) and a £14 million increase in the price of gas used in operating the system partly offset by other cost reductions of £27 million.

In addition, an exceptional operating charge of £100 million was made in the 12 months ended 31 March 2002 comprising a £50 million charge for impairment of LNG storage assets and £50 million restructuring costs. This is discussed under Exceptional items on pages 36 and 37.

Direct manpower at the end of March 2002 was 14,161, which is 214 lower than at the end of March 2001 as a result of the transfer of First Connect to Lattice Enterprises on 31 March 2002, partly offset by recruitment of operational staff to ensure compliance with working time regulations.

Regulatory price control

Transco was subject to a price control formula agreed with Ofgem after taking into account, amongst other factors, Transco's operating costs, capital expenditure and replacement expenditure, cost of capital and transportation volumes for the period April 1997 to March 2002.

The formula includes a variable known as the K-factor which is used to adjust allowed revenues for a particular formula year (which operates from 1 April each year) for any accumulated under-recovery or over-recovery of formula allowed revenue from prior years. The K-factor must be accounted for on a receipts basis and cannot be accrued.

With the disaggregation of the single price control formula into the three components: Transportation, Metering and Meter Reading from 1 April 2000, the value of over-/under-recovery attributable to each element is termed *KT*, *KM* and *KR* respectively and is separately determined for each component. Ofgem has agreed that any over-/under-recovery attributable to the Metering and Meter Reading businesses as at 31 March 2002 may be carried forward as part of the Transportation K-factor. This will be apportioned between the separate NTS Transportation Owner and Local Distribution Zone price controls applicable from 1 April 2002 in the ratio 17:83.

Ofgem has agreed that £27 million of Gas Transporter Licence fees, paid by Transco in the formula period ended 31 March 2002, can also be carried forward as part of the Transportation K-factor.

At 31 March 2002, the accumulated net value of under-recovered revenues, to be carried forward in the Transportation K-factor, is estimated at around £38 million. The value of over-recovered revenues was £8 million at 31 March 2001.

The regulatory real rate of return for the 2001/02 formula year to 31 March 2002 was 8.2% (2000/01 formula year 8.8%). The cumulative regulatory real rate of return for the five formula years was 8.5% as compared to the Monopolies and Mergers Commission's (MMC) benchmark for the whole formula period of 7%.

The results for Transco's five regulatory years in the five-year period to 31 March 2002 are set out on pages 95 and 96.

As at 31 March 2002, Transco's estimated regulatory value was £13,289 million (31 March 2001 £12,705 million) against the MMC's assumptions of £13,328 million (31 March 2001 £13,081 million).

A Periodic Review to establish the price control formulae for the five-year period beginning 1 April 2002 was completed in 2001. After careful consideration, the Board accepted Ofgem's Final Proposals. The operational expenditure targets set out in the Final Proposals are challenging and to meet this challenge an extensive restructuring programme is under way and restructuring costs of £50 million have been charged in the 12 months ended 31 March 2002. Further restructuring costs of approximately £180 million will be charged over the next 12 to 18 months. Further information on the regulation of Transco, the existing price control formula and the Periodic Review can be found in the Regulation section on pages 48 to 50.

Telecoms

Telecoms comprise the Group's telecommunications operations which are 186k, the Group's fixed fibre optic telecommunications business, and SST, the mobile infrastructure company. The strategic options for 186k (including sale or partial sale) are being reviewed with a view to resolving the future of the business during the year ending 31 March 2003.

12 months ended 31 March 2002

Total operating losses excluding exceptional operating items in the 12 months ended 31 March 2002 were £87 million compared to a loss of £43 million in the 12 months ended 31 March 2001. The principal sources of the operating loss before exceptional operating items were the continued start-up costs at 186k as it completed its network and trading losses together with some one-off costs at SST.

During the 12 months ended 31 March 2002, 186k incurred an operating loss of £56 million (12 months ended 31 March 2001 loss of £34 million) as it completed its Southern, Central and Northern fibre optic loops. Turnover in the period comprised £11 million mainly in respect of a 20-year contract valued in tens of millions of pounds to supply nationwide network and co-location services to Hutchison 3G. Costs included £9 million of depreciation.

At the end of October 2001, the Group's joint venture, SST, became a wholly owned subsidiary when the Group acquired the remaining 50% of the company for a consideration of $10 million (£7 million). SST has generated turnover during the 12 months ended 31 March 2002 totalling £27 million of which the Group's share was £19 million.

The Group's share of operating losses (50% share pre-acquisition, 100% share post-acquisition) before exceptional operating items of SST was £31 million compared to a share of operating losses of £9 million in the 12 months ended 31 March 2001. During the 12 months ended 31 March 2002, SST incurred one-off costs totalling £13 million including £10 million in respect of a European office which was closed when SST became a wholly owned subsidiary.

In addition, there were exceptional costs of £298 million, being a £250 million write-down of 186k's fixed assets and £48 million for the Group's share of SST exceptional items. The £48 million (12 months ended 31 March 2001 £nil) related to a write-off of SST's investment in Sofrer, a French tower construction company (£16 million) and the Group's share of goodwill write-offs by SST, principally in respect of its Aerial acquisition (£32 million). These exceptional charges are discussed in more detail under Exceptional items on pages 36 and 37.

Lattice Enterprises

Lattice Enterprises includes Advantica, Lattice Property, TLG Group and Lattice Energy Services. From 31 March 2002, First Connect will also be included in Lattice Enterprises. For the 12 months ended 31 March 2002 the results of First Connect are held within Transco's results.

12 months ended 31 March 2002

Total operating profit before exceptional

Transco operating profit (before exceptional operating items) £m


Operating profit
With weather effect
1,600
1,200
800
400
0
1,388
1,159
1,040
1,003
(12 months ended)
Dec 1999
Dec 2000
Mar 2001*
Mar 2002*

*(unaudited)

Transco £m (unless stated)

(12 months ended)	Mar 2002*	Mar 2001*	Dec 2000
Total throughput (TWh):			
– At actual temperatures	**1,094**	1,116	1,101
– At SNT	**1,125**	1,112	1,118
Operating costs (before exceptional operating items)	**2,036**	1,916	1,851
Replacement expenditure†	**368**	276	249
Depreciation†	**371**	343	332
Capital expenditure	**818**	722	658
Direct manpower			
Year-end headcount	**14,161**	14,375	14,263

† included within operating costs above

Transco operating costs (before exceptional operating items) (OPEX) £m


Base opex
Replacement expenditure
Depreciation
One-off opex
2,000
1,500
1,000
500
0
1,738
1,851
1,916
2,036
368
371
1,247
1,297
(12 months ended)
Dec 1999
Dec 2000
Mar 2001*
Mar 2002*

items for Lattice Enterprises in the 12 months ended 31 March 2002 was £10 million compared to £nil in the 12 months ended 31 March 2001.

Advantica produced an operating profit of £5 million in the 12 months ended 31 March 2002 (12 months ended 31 March 2001 loss of £1 million). In May 2001, Advantica purchased for £18 million the US-based company, Stoner Associates Inc, and Stoner Associates Europe Ltd, which specialise in the development and marketing of commercial, off-the-shelf network simulation-based solutions for the gas, electricity, petroleum and water industries. Advantica increased its external non-Group sales to £42 million from £25 million in the 12 months ended 31 March 2001.

TLG Group generated an operating loss of £3 million in the 12 months ended 31 March 2002 including a £2 million write-down in residual values and £2 million of investment write-offs (12 months ended 31 March 2001 £5 million loss including a £5 million write-down in residual values).

Lattice Property's operating profit amounted to £10 million in the 12 months ended 31 March 2002, compared to £7 million in the 12 months ended 31 March 2001.

During the 12 months ended 31 March 2002, £38 million (12 months ended 31 March 2001 £32 million) of the provision for environmental costs and £16 million (12 months ended 31 March 2001 £10 million) of property portfolio restructuring costs were utilised from the respective provisions. At the beginning of April 2001, a Group provision of £295 million was brought forward to cover the environmental costs of decontaminating old gas manufacturing sites. After the spend in the 12 months ended 31 March 2002 and the unwinding of discount, the Group provision carried forward as at 31 March 2002 was £266 million.

Lattice Energy Services incurred an operating loss of £1 million in the 12 months ended 31 March 2002 (12 months ended 31 March 2001 operating loss of £1 million).

Other corporate activities
Other corporate activities include Eastlands and Lattice Insurance.

Group results
3 months to 31 March 2001
Total operating profit for the 3 months ended 31 March 2001 was £459 million compared to £550 million (at historical cost) in the 3 months ended 31 March 2000. The reduction was principally caused by reduced Transco operating profits, Telecoms start-up costs and a reduced pension credit, the latter discussed under a separate heading. There were no exceptional operating items in this period.

Transco's operating profit for the 3 months ended 31 March 2001 was £454 million compared to £519 million in the same 3 month period in the previous year. Transco's turnover of £942 million in the 3 months ended 31 March 2001 was the same as the 3 months ended 31 March 2000. An increase of £55 million arising from higher volumes due to the colder year on year temperatures was offset by lower prices.

Transco's operating costs of £488 million in the 3 months ended 31 March 2001 included £64 million replacement expenditure and £93 million of depreciation including £6 million following an asset life review of meters (see note 1 to the financial statements, page 63).

Transco's operating costs of £423 million in the 3 months ended 31 March 2000 included £37 million replacement expenditure and £82 million of depreciation.

Transco increased its spending on mains replacement by £27 million in the 3 months ended 31 March 2001 due to the programme to replace certain ductile iron mains that commenced in the middle of 2000.

Excluding replacement expenditure and depreciation, the underlying cost base in the 3 months ended 31 March 2001 was £27 million higher than during the 3 months ended 31 March 2000. This was mainly due to a £16 million increase in the price of gas used in operating the system, the additional costs of facilitating restructuring and growth (including the development of separate Metering and Connections businesses) and the upward pressure on contractor rates as demand for skilled labour outstripped supply.

Transco's direct manpower at the end of March 2001 was 14,375, 10 higher than at the end of March 2000.

Telecoms' operating losses in the 3 months ended 31 March 2001 of £17 million arose from 186k start-up costs of £12 million as well as a share in losses of SST of £5 million. Lattice Enterprises produced an operating profit of £1 million in the 3 months ended 31 March 2001 with Advantica as the primary contributor.

Group pension arrangements
The rising cost of the current 'final salary' pension scheme, combined with changes to the State retirement provision, has caused us to review our pension arrangements.

While we will continue the existing defined benefit final salary scheme for current employees, in common with many other companies we have introduced a 'defined contribution' arrangement for new employees joining from April 2002. Under the new arrangement, which has been added to the Lattice Group Pension Scheme, both the employee and employer make contributions, with the pension based on accumulated funds. The result will be a more cost-effective and flexible pension scheme in the future for Group companies.

Pension credit
The pension credit is linked with the actuarial valuation of the Lattice Group Pension Scheme as at 31 March 2001 and represents the difference between the total Statement of Standard Accounting Practice (SSAP) 24 cost and the fair recharge to business units. It is shown separately in the Segmental analysis in note 2 to the financial statements, page 64.

Pensions have been accounted for on a SSAP 24 basis. Lattice is required to adopt Financial Reporting Standard (FRS) 17 in full by the year ending 31 March 2004.

Total operating profit from the pension credit in the 15 months ended 31 March 2002 was £56 million, comprising £18 million for the 3 months ended 31 March 2001 and £38 million for the 12 months ended 31 March 2002 compared to £81 million in the 12 months ended 31 March 2001. The reduction of £43 million in the 12 months ended 31 March 2002 is principally due to the findings of the actuarial valuation as at 31 March 2001.

Offsetting the pension credit, there was a charge of £93 million made to the business units in the 15 months ended 31 March 2002.

Exceptional items
Exceptional operating items for both the 12 months and 15 months ended 31 March 2002 total £413 million (12 months ended 31 March 2001 Demerger costs of £43 million).

Transco has impaired its LNG storage assets by £50 million to reflect forecast future cash flows under current regulatory arrangements. This charge has been treated as exceptional.

Restructuring costs, mainly redundancy, of £65 million relating to Transco (£50 million) and Advantica (£15 million) have been included within exceptional operating items.

There was a Telecoms exceptional charge of £298 million being £48 million for the Group's share of SST's exceptional items and £250 million for an exceptional write-down of 186k's fixed assets. The £48 million SST charge comprises an exceptional operating charge of £16 million (Group share) to write off SST's investment in Sofrer, a French tower construction company, following a sudden collapse in the French market. The French tower construction company has been placed in judicial administration by the French courts and SST does not expect to recover its original investment. A further exceptional operating item of £32 million was the Group's pre-acquisition share of a £63 million goodwill impairment made by SST, principally relating to its Aerial acquisition in 2000.

In the light of continuing adverse conditions in the telecoms market, the future of 186k is being reviewed. The Directors are considering a number of options (including sale or partial sale), and consider it appropriate to write down 186k's assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250 million has been booked in the 15 months ended 31 March 2002 to write down 186k's fixed assets to £89 million.

Profit on disposal of fixed assets
During the period, the All Employee Share Ownership Plan (AESOP) sold BG shares at a profit of £50 million for the 15 months ended 31 March 2002, comprising £19 million for the 3 months ended 31 March 2001 and £31 million for the 12 months ended 31 March 2002.

Profit on the sale of other fixed assets in the 15 months ended 31 March 2002 was £73 million, comprising £nil in the 3 months ended 31 March 2001 and a profit of £73 million, in the 12 months ended 31 March 2002 compared to profits of £24 million in the 12 months ended 31 March 2001. The profit in the 12 months ended 31 March 2002 was principally due to Lattice Property which earned disposal profits of £82 million.

Interest
Lattice Group's net interest payable in the 15 months ended 31 March 2002 was £481 million. Lattice Group's net interest payable fell to £386 million in the 12 months ended 31 March 2002 from £427 million in the 12 months ended 31 March 2001. This reflects lower interest rates.

The total interest charge for the 12 months ended 31 March 2002 includes £17 million arising from the unwinding of discounted long-term provisions for environmental costs (12 months ended 31 March 2001 £18 million). There are no cash flows associated with this portion of the interest charge.

Taxation
Lattice Group's tax charge was £151 million for the 15 months ended 31 March 2002. The tax charge for the 12 months ended 31 March 2002 was £56 million as against £164 million in the 12 months ended 31 March 2001, reflecting lower operating profits. The historical cost effective tax rate was 24.6% for the 12 months ended 31 March 2002 compared to 24.8% for the 12 months ended 31 March 2001 and reflects the adoption of FRS 19. FRS 19 requires full provisioning for deferred tax. As permitted by FRS 19, the Group discounts its deferred tax provision.

Transco has successfully appealed to the Special Commissioners against assessments issued by the Inland Revenue for the years 1995 to 1998 inclusive, related to the tax treatment of replacement expenditure. The Special Commissioners determined that the replacement expenditure was revenue in nature, and so tax deductible, as Transco contended. The Inland Revenue has decided that it will not appeal to the High Court.

Capital expenditure and replacement expenditure
In the 15 months ended 31 March 2002, the Group's total capital expenditure was £1,498 million, comprising £250 million in the 3 months ended 31 March 2001 and £1,248 million in the 12 months ended 31 March 2002 compared to £948 million in the 12 months ended 31 March 2001.

Transco's capital expenditure in the 12 months ended 31 March 2002 was £818 million compared to £722 million in the 12 months ended 31 March 2001. This increase was mainly the result of expenditure on new NTS and other high pressure pipeline projects. Telecoms capital expenditure in the 12 months ended 31 March 2002 was £291 million (12 months ended 31 March 2001 £102 million) of which £251 million (12 months ended 31 March 2001 £97 million) related to completion of 186k's network. Lattice Enterprises' capital expenditure in the 12 months ended 31 March 2002 was £144 million (12 months ended 31 March 2001 £121 million) of which £125 million (12 months ended 31 March 2001 £103 million) was expenditure by TLG Group on commercial vehicles and other assets.

Cash flow
Cash inflow from continuing operations, before exceptional items, was £2,238 million for the 15 months ended 31 March 2002, comprising £1,137 million in the 3 months ended 31 March 2001 and £1,101 million in the 12 months ended 31 March 2002 compared to £1,583 million in the 12 months ended 31 March 2001. The decrease in the 12 months ended 31 March 2002 compared to the 12 months ended 31 March 2001 is primarily due to reduced operating profit, a special pension payment of £275 million as well as increased working capital.

Cash outflow relating to operating exceptional items was £74 million in the 15 months ended 31 March 2002 with £9 million for the 3 months ended 31 March 2001 and £65 million for the 12 months ended 31 March 2002 compared to £41 million in the 12 months ended 31 March 2001. Exceptional cash outflows in both periods included environmental expenditure and restructuring costs.

Returns on investments and servicing of finance accounted for net cash expenditure of £398 million in the 15 months ended 31 March 2002, comprising £51 million in the 3 months ended 31 March 2001 and £347 million in the 12 months ended 31 March 2002 compared to £384 million in the 12 months ended 31 March 2001. The decrease 12 months on 12 months reflects lower interest rates.

Taxation paid was £248 million in the 15 months ended 31 March 2002 with £43 million paid in the 3 months ended 31 March 2001 and £205 million paid in the 12 months ended 31 March 2002 compared to £213 million in the 12 months ended 31 March 2001.

Payments to acquire subsidiary and associated undertakings and other fixed assets amounted to £1,517 million with £253 million in the 3 months ended 31 March 2001 and £1,264 million in the 12 months ended 31 March 2002 compared to £878 million in the 12 months ended 31 March 2001.

In the 15 and 12 months ended 31 March 2002, $26 million (£18 million) was paid to acquire Stoner Associates Inc and Stoner Associates Europe Ltd and $10 million (£7 million) was paid to acquire the remaining 50% of SST.

Shares were sold by the AESOP for proceeds of £78 million in the 15 months ended 31 March 2002, £28 million in the 3 months ended 31 March 2001 and £50 million in the 12 months ended 31 March 2002 compared to £28 million in the 12 months ended 31 March 2001.

Receipts in respect of the disposal of other fixed assets and investments were £181 million in the 15 months ended 31 March 2002 with £16 million in the 3 months ended 31 March 2001 and £165 million in the 12 months ended 31 March 2002 compared to £125 million for the 12 months ended 31 March 2001. Receipts in both periods arose mainly from property disposals.

Net borrowings
Net borrowings for continuing operations increased to £6,058 million at 31 March 2002 from £5,187 million at 31 March 2001. The increase is due to a special payment of £275 million into the Lattice Group Pension Scheme utilising the existing SSAP 24 pension provision together with increased capital expenditure and replacement expenditure.

Net borrowings is split between the utility (Transco Holdings sub-group) and the non-utility group as shown in the table overleaf.

Lattice Group shareholders' funds as at 31 March 2002 were £(901) million compared with £(719) million as at 31 March

2001, split £(1,255) million for the utility and £354 million for non-utility operations. As at 31 March 2002, the gearing ratio (net borrowings as a percentage of total debt plus equity after the restatement of Transco's assets to their regulatory asset value) was 51% compared to 48% as at 31 March 2001.

Both short and long-term cash flow forecasts are produced on a frequent basis to assist in identifying the liquidity requirements of the Group. These are supplemented by a financial headroom position which is supplied to the Board regularly to demonstrate funding adequacy for at least a 12-month period. The Group also maintains a minimum level of committed facilities in support of that objective and these are detailed below.

As at 31 March 2002, Lattice Group had unused, uncommitted multi-currency borrowing facilities of £1.433 billion. In addition, the Group had £0.863 billion of short-term (364 day) undrawn committed facilities and £0.778 billion of long-term undrawn committed facilities.

As at 31 March 2002, Lattice Group had a US$1.25 billion Euro Commercial Paper Programme (US$1.2 billion unutilised); a US Commercial Paper Programme of US$2.5 billion unutilised; a US$0.5 billion Extendible Commercial Note Programme (unutilised); and a Euro Medium Term Note Programme of €6.0 billion (€0.6 billion unissued).

Treasury policy
The Group's funding programme and debt management is split between Transco plc and Transco Holdings plc which supports the activities of the regulated utility and Lattice Group Holdings Limited which supports the non-utility businesses of the Group. Lattice's Treasury department raises all the funding for the Group and manages interest rate and foreign exchange rate risk.

The Group has separate financing programmes for Transco Holdings. All funding is approved by the Finance Committee of the Board, and the Finance Committee of the appropriate Group subsidiary undertaking's Board and the use of derivative financial instruments is controlled by policy guidelines set by the Board.

Details of the maturity, currency and interest rate profile of the Group's borrowings as at 31 March 2002 are shown in notes 17 to 20 of the financial statements, pages 77 to 80.

Transco's financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper. The borrowings of Transco/Transco Holdings contain no restrictive covenants.

The Group places surplus funds on the money markets usually in the form of short-term fixed deposits which are invested with approved banks and counterparties. Details of the Group's short-term investments as at 31 March 2002 are shown in note 16 to the financial statements, page 76.

There now exist within the Group different credit rated entities. Transco plc has a credit rating of A2/A. Transco Holdings plc has been separately rated A3/A-. It is a condition of the regulatory ring-fence around Transco plc that it uses reasonable endeavours to maintain an investment grade credit rating. Lattice Group Holdings Limited does not have a rating.

The main risks arising from Lattice's financing activities are set out below. The Board reviews and agrees policies for managing each risk and they are summarised below.

Refinancing risk management
The Board principally controls refinancing risk by limiting the amount of financing obligations (both principal and interest) arising on borrowings in any 12-month period, and by specifying a minimum average duration for borrowings. This policy restricts the Group from having an excessively large amount of debt to refinance in a given time-frame. During the year, a mixture of short-term debt and long-term debt was issued.

Interest rate risk management
The interest rate exposure of the Lattice Group arising from its borrowings and deposits is managed by the use of fixed and floating rate debt, interest rate swaps, swaptions and forward rate agreements. The Group's interest rate risk management policy is to seek to minimise total financing costs (ie interest costs and changes in the market value of debt) subject to constraints so that even with large movements in interest rates, neither the interest cost nor the total financing cost can exceed pre-set limits.

Some of the bonds in issue from Transco Holdings are index-linked, ie their cost is linked to changes in the UK Retail Price Index (RPI). Management believes that these bonds provide a good hedge for Transco revenues which are also RPI linked under the price control formula.

The performance of the Treasury department in interest rate risk management is measured by comparing the actual total financing costs of its debt with those of a passively-managed benchmark portfolio.

Foreign exchange risk management
Lattice Group has a policy of hedging certain contractually committed foreign exchange transactions over a prescribed minimum size. It covers 75% of such transactions expected to occur up to six months in advance and 50% of transactions in the 6 to 12 month period in advance. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to underlying operational cash flows.

Counterparty risk management
Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. The Board has agreed a policy for managing such risk, which is controlled through credit limits, approvals and monitoring procedures.

Derivative financial instruments held for purposes other than trading
As part of its business operations, Lattice is exposed to risks arising from fluctuations in interest rates and exchange rates. Lattice uses off-balance sheet derivative financial instruments (derivatives) to manage exposures of this type and as such they are a useful tool in reducing risk. Lattice's policy is not to use derivatives for trading purposes. Derivative transactions can, to varying degrees, carry both counterparty and market risk.

Lattice enters into interest rate swaps to manage the composition of floating and fixed rate debt, and so hedge the exposure of borrowings to interest rate movements. Lattice enters into foreign currency swaps to manage the currency composition of borrowings and so hedge the exposure to

Net borrowings £m
as at 31 March 2002

Transco plc (ring-fenced)	(5,177)
Transco Holdings plc	(1,337)
Total utility borrowings	**(6,514)**
Non-utility funds (i)	456
Net Group borrowings	**(6,058)**

i) includes £230m held by Lattice Insurance

Group Gearing (Debt/Debt + Equity adjusted to Regulatory value) %


60
45
30
15
0
54
49
48
51
Dec 1999
Dec 2000
Mar 2001
Mar 2002

Maturity of March 2002 net borrowings
£m


Over 5 years 3,635
Within 1 year 346
1 to 2 years 492
2 to 3 years 517
3 to 4 years 68
4 to 5 years 1,000

Total = 6,058

exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are known as cross-currency swaps.

Lattice enters into forward rate agreements to hedge interest rate risk on short-term debt and money market investments. Forward rate agreements are commitments to fix an interest rate that is to be paid or received on a notional deposit of specified maturity, commencing at a future specified date.

Valuation and sensitivity analysis
Lattice calculates the fair value of debt and derivative instruments by discounting all future cash flows by the market yield curve at the balance sheet date. In the case of instruments with optionality, the Black's variation of the Black-Scholes model is used to calculate fair value.

For debt and derivative instruments held, the Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of such instruments.

As at 31 March 2002, the potential change in the fair value of the aggregation of long-term debt and derivative instruments was £66 million (31 December 2000 £57 million) assuming a 10% change in the level of interest rates.

Business risks
The business risks within the Group are summarised on pages 51 to 52.

Financial outlook
The main focus in the year ending 31 March 2003 is to ensure that Transco is in a strong position to achieve Ofgem's regulatory targets by 2003. To this end Transco has begun an extensive restructuring programme, which it is estimated will cost approximately £230 million. Of this, £50 million has already been charged in the accounts for the 15 and 12 months ended 31 March 2002 and the balance will be charged over the next 12 to 18 months.

In a difficult market, SST is on schedule to become EBITDA positive towards the end of 2002.

The strategic options for 186k (including sale or partial sale) are being reviewed and will be resolved during the current financial year.

Our Enterprises sector will continue actively to manage its portfolio of businesses, nurturing those growth opportunities complementary to the Group's focus on energy delivery.

Commitments and contingencies
Note 25 to the financial statements, pages 83 to 85, details the Group's commitments (including those for capital expenditure) and contingencies. The Group proposes to meet these commitments from both the operating cash flows of the business and existing lines of credit.

In 2001, Transco was released from a number of guarantees it provided in relation to BG Group's obligations, including the guarantee relating to BG Group's interests in the Karachaganak gas condensate field.

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002 announced its decision to prosecute Transco for Culpable Homicide and breach of the Health & Safety at Work Act in the alternative. A trial date is awaited.

The HSE Report into the fatal accident in Dundee in October 2000, in which two people died, is currently with the Procurator Fiscal. A decision is awaited.

On 14 November 2001, an explosion at Cavendish Mill, Ashton-under-Lyne resulted in the death of one person. HSE investigations are continuing.

On 1 April 2002, an explosion at Clitheroe resulted in a fatality. Transco is assisting the authorities in their investigations.

In 2000, Transco reviewed its policy on the replacement of some 4,200 km of medium pressure ductile iron pipes. As a consequence, Transco agreed, with the HSE, an accelerated programme of replacement for certain ductile iron pipes. The agreement was formalised with the issue of an HSE Improvement Notice. As a result, a total of 2,360 km of medium pressure ductile iron pipes are required to be replaced by the end of 2002.

Litigation
There are historic pensions claims originally lodged against British Gas plc (now Transco plc) relating to provisions in the pension scheme which, until 1990, restricted access to the pension scheme for individuals on the basis of the number of hours worked per week. Such provision may amount to indirect sex discrimination where women account for a significant majority of those affected. Where such discrimination exists and cannot be objectively justified, there may be liability. There are currently approximately 1,000 such claims with the possibility of more claims being lodged by current employees who worked part time between 1976 and 1990. The claims are now proceeding through the Employment Tribunals following the House of Lords' ruling confirming that provided that claims are brought within six months of termination of employment, an employee can claim in respect of any losses suffered from 1976 onwards. The cases have been stayed until later in 2002 pending decisions in a number of test cases brought against various other companies. These claims are subject to an indemnity given by Centrica plc entered into when Centrica plc demerged from British Gas plc on 17 February 1997 in respect of those individuals who were Centrica employees. Transco plc has lodged a claims notice with Centrica plc under this indemnity.

The Group has received a number of claims and anticipates receiving further claims in respect of employer's liability insurance. While the Directors believe that no individual claim would be significant, £18 million is held (provision made in 2000) against the likely level of claims in excess of insurance reserves. The Group is insured for such claims which occurred in the post-privatisation years and partially insured for such pre-privatisation claims. An indemnity agreement entered into at Demerger will apply for the purpose of determining liabilities between Lattice and BG Group/Centrica for such pre-privatisation claims.

Transco is in dispute with Siemens Metering Ltd with regard to Electronic Token Meters provided by Siemens Metering Ltd to Transco. At present, the parties are seeking to settle the dispute. If these discussions do not reach a satisfactory conclusion, it is possible that Transco will issue formal proceedings against Siemens Metering Ltd. No proceedings have yet been issued. Following a test of Electronic Token Meters in Wales, a decision will be taken by Transco as to whether formal proceedings should be issued and, if so, as to the value of the claim.

Principal accounting policies
Principal accounting policies are shown on pages 53 to 55. As discussed earlier, the Group has changed its accounting convention from modified historical cost to historical cost.

Adoption of new accounting standards
FRS 18 'Accounting Policies' and FRS 19 'Deferred Taxation' were adopted in the period to 31 March 2002. FRS 17 'Retirement Benefits' must be adopted fully during the year ending 31 March 2004. An outline of the requirement of these standards and the material impact is discussed in note 1 to the financial statements, page 63.

US GAAP reconciliation
As a non-registrant with the Securities and Exchange Commission (SEC), the Group is not required to prepare information on the basis of US Generally Accepted Accounting Principles (GAAP). However, in view of the Proposed Merger with National Grid, which is a SEC registrant, the Group has chosen to include in note 31 to the financial statements, pages 91 to 94, additional information prepared in accordance with US GAAP,

including significant differences between UK and US GAAP. Transco, the Group's principal subsidiary, is an SEC registrant by virtue of debt securities listed on the New York Stock Exchange and within its Annual Report and Accounts can also be found additional information prepared in accordance with US GAAP.

The euro
In January 2002 the euro was introduced as the cash currency in 12 European Union countries. This has had minimal impact on the operations of the Lattice Group. The UK may introduce the euro at a later date requiring sterling to convert irrevocably into the euro. The Lattice Group's assets, revenues, and costs are almost totally denominated in sterling. The Lattice Group will continue to monitor and upgrade the progress already made on assessing the implications of the introduction of the euro for the Lattice Group.

General information

Directors
The names of the present Directors and biographical details are given on page 32. At every Annual General Meeting one third of the Directors must retire by rotation and may be re-appointed and those Directors who were elected or last re-elected three years previously must retire and may be re-appointed (Article 90). Details of those Directors standing for re-election are given in the Notice of Annual General Meeting.

Employees
The total number of Group employees at 31 March 2002 was 17,601. The workforce is supplemented by outside contractors (the equivalent of 7,895 full-time employees for the period ended 31 March 2002). Each part of the business has processes in place to communicate matters of importance to its employees, including the use of electronic mail and in-house publications, as well as videos and briefing meetings.

Terms and conditions of employment, including rates of pay, are determined by individual businesses for levels below top management. The businesses determine arrangements consistent with the market in which they operate.

The majority of employees are members of trade unions and both formal and informal mechanisms operate for collective consultation. The primary trade unions representing employees are Unison, the GMB Union and the Transport and General Workers Union. There have been no work stoppages of any significance in the businesses in the last five years.

Lattice remains committed to fair treatment of people with disabilities in relation to job applications, training, promotion and career development. Every effort is made to find appropriate alternative jobs for those who are unable to continue in their existing job due to disability.

Lattice takes a positive approach to equality and diversity. We promote equality in the application of reward policies, employment and development opportunities, and aim to support employees in balancing work and personal lifestyles.

Employees are encouraged to become shareholders in the Company. The majority hold ordinary shares under the BG Group Employee Profit Sharing Schemes, contribute to the Lattice Group Sharesave Scheme and/or participate in the Lattice Group All Employee Share Ownership Plan. Further details of the employee share schemes are given in the Remuneration report and in note 5 of the Notes to the accounts.

Community involvement
Lattice Group acknowledges its responsibilities to play a part in the communities in which it operates. To this end it has formed the Lattice Foundation.

Substantial shareholders
As at 14 May 2002 notification had been received by the Company of a shareholding of 3% or more of the share capital of the Company, by the following:

Name	Lattice shares	% of issued share capital
Prudential plc	105,964,392	3

Share capital
On the latest practicable date prior to the publication of this document, the authorised and issued share capital of Lattice was as follows:

Authorised	Number	Amount
Ordinary shares	5,000,000,000	£500,000,000
Special share	1	£0.10
Issued	**Number**	**Amount**
Ordinary shares	3,528,217,217	£352,821,721
Special share	1	£0.10

During the 15 months to 31 March 2002 the Group made charitable donations of £2 million. No donations were made in the UK for political purposes.

Research and development
The Company continues to play a significant role in technology improvement for the gas industry. See 'Lattice Enterprises – Advantica' on page 18.

Suppliers
Lattice Group aims to pay all of its creditors promptly. It is the Company's policy to agree the terms of the payment at the start of business with each supplier, ensure that suppliers are aware of the terms of payment, and to pay in accordance with contractual and other legal obligations.

The Company had 21 days' purchases outstanding at 31 March 2002 (31 December 2000 31 days) based on the average daily amount invoiced by suppliers during the 15 months ended 31 March 2002.

Authority to purchase shares
The Company was given authority at the 2001 Annual General Meeting to make market purchases of up to 352,814,779 of its own ordinary 10p shares at a maximum price per share of 105% of the middle market price. This authority will expire at the 2002 Annual General Meeting and similar approval from shareholders will be sought at that meeting to renew the authority for a further year.

No market purchases of ordinary shares were made in the 15 months ended 31 March 2002.

Auditors
PricewaterhouseCoopers have expressed their willingness to be re-appointed as Auditors of the Company.

Going concern
The accounts have been prepared on the going concern basis since the Directors are satisfied that the Group's and Company's activities are sustainable for the foreseeable future.

This year, following the Department of Trade and Industry's consultative document on Directors' Remuneration dated December 2001 and in anticipation of formal legislation, the Company will put a resolution to shareholders on the Directors' Remuneration report below. By doing this, the Company aims to ensure effective dialogue with investors and allow greater transparency on remuneration policy issues such as performance criteria and measurement.

Remuneration Committee
Chairman: Kenneth Harvey
The Remuneration Committee is made up entirely of independent Non-executive Directors. It has responsibility for developing Group policy on executive remuneration and for determining the remuneration of Executive Directors and monitors the remuneration of other senior employees of the Group. The Committee operates within agreed terms of reference and meets as required. No Director is involved in deciding his or her own remuneration.

The members of the Remuneration Committee are Kenneth Harvey (Chairman), Sir David Davies, Christopher Hampson, Stephen Pettit, George Rose and Baroness Diana Warwick. The Chairman and the Chief Executive attend meetings of the Remuneration Committee by invitation and the Committee consults with them, where appropriate, with regard to the remuneration of other Executive Directors. The Committee also has access to professional advice inside and outside the Company. The Chief Executive keeps the Committee informed of significant Company-wide changes in salary structure and terms and conditions affecting other officers at Director and senior executive levels.

The Board has accepted, without amendment, all recommendations to it by the Remuneration Committee during the 15 months ended 31 March 2002.

Remuneration policy
The Company's remuneration policy for Executive Directors is intended to secure and retain the skills and experience needed to meet the challenges of the future and to align the interests of Directors and shareholders. The current elements of remuneration for Executive Directors link rewards to corporate and individual performance and comprise salary, taxable benefits, the Short and Long Term Incentive Schemes, participation in all employee share schemes and pension entitlements. Pay and employment conditions elsewhere in the Group are taken into account in determining the remuneration packages for Executive Directors, and the principles set out in Section 1 of the Combined Code have been applied. Full details of the Directors' remuneration are given below. The Directors confirm that this report has been drawn up in accordance with Section 1 of the Combined Code.

Remuneration
Each year the Remuneration Committee reviews the level of compensation for Executive Directors and other senior designated employees of the Group. In its deliberations, the Remuneration Committee compares current salaries with those of executives in other FTSE100 and utility companies, taking into account relative performance of the individual. These comparisons rely on independent external market data. The reviews are made in the context of the Company's needs as well as individual performance and responsibilities.

Salaries as at 31 March 2002 are given in the Directors' remuneration section.

Short Term Incentive Scheme
The Short Term Incentive Scheme is a performance-related, share-based annual bonus scheme, which was introduced in January 2001 for Executive Directors, senior executives and some other employees. Under the Scheme, performance targets such as the achievement of profit and safety and service standards are set annually by the Board. The value of bonus achieved, net of tax and national insurance, will normally be converted to a number of Lattice shares (based on the then market value) as soon as practicable following the announcement of Lattice's preliminary annual results, and then transferred to the individual.

Following the change in year-end, the Remuneration Committee agreed that share awards should be made following the announcement of the second interim results for the 12 months ended 31 December 2001, as originally planned.

For 2001, the value of the bonus achieved for each Executive Director is given in note b) to the table 'Individual remuneration', page 42. Further, shares not subsequently sold will be included in the table 'Directors' interests in shares', page 43.

Non pensionable cash awards were made to Executive Directors in respect of the three-month performance period January to March 2002 and details are also included in note b) to the table 'Individual remuneration', page 42. The next awards will be made in May/June 2003 in respect of the 2002/03 financial year.

Long Term Incentive Scheme
The Long Term Incentive Scheme, which links the award of shares to Executive Directors and some other employees to total shareholder return, was introduced following Demerger. Independent advice was taken to set the performance criteria, which govern the Scheme, and these are set out in the Rules of the Scheme.

Under the terms of the Scheme, notional allocations of shares may be made annually. The shares will not normally be released to the participant for four years, that is, a performance period of three years, followed by a retention period of one year. In this way, executives and other employees have a long-term interest in the Company's performance. The number of shares eventually released to the participant depends on the performance of the Company's total shareholder return compared with that of other regulated and utility companies, the list of which, depending on the year of allocation, comprises most or all of the companies set out below. The list comprises regulated utilities and UK companies operating in a similar environment. No awards for performance will be made if the total shareholder return, when compared with that of other companies in the comparator group over the performance period, falls below the median. Between the median company and the upper quartile of companies, the proportion of shares which may be transferred is prorated on a straight line basis between 40% and 100%. The Remuneration Committee will only decide that shares should be released if the Company's total shareholder return reflects sound underlying financial performance.

A notional allocation of BG ordinary shares was made to certain Executive Directors in October 1999. At Demerger, the allocations were reconstituted into replacement notional allocations over Lattice Group shares in such a way that their value was retained. The base price is £1.3073 and these allocations are subject to the rules of the Lattice Group Long Term Incentive Scheme. In November 2000 and November 2001, notional awards were made to the Executive Directors and some other employees under the Scheme.

The number of shares shown in the 'Directors' interests in shares' table on page 43 is the total maximum number which could be released to individual Executive Directors under the terms of the Scheme if the performance criteria were met in full. The Chairman and other Non-executive Directors do not participate in the Scheme.

List of comparator companies
Anglian Water, BAA, British Energy, British Telecom, Centrica, International Power, Kelda, National Grid, Pennon, Powergen, Railtrack, Scottish & Southern, Scottish Power, Severn Trent, Thames Water, United Utilities and Viridian.

Telecoms (186k Limited) Incentive Scheme
The 186k Limited Incentive Scheme provides cash benefits dependent upon the growth in value of 186k Limited. During 2001, no awards were made to Executive Directors under the Scheme, and the Executive Directors withdrew from future participation in the Scheme. Steve Lucas and John Wybrew continue to hold awards of 140,000 and 167,500 units respectively, which were made in November 2000.

All employee share schemes
Executive Directors may participate in the Sharesave Scheme on equal eligibility terms with all employees. Details of individual Executive Directors' interests in options granted under the Lattice Group Sharesave Scheme are shown in the table entitled 'Directors' interests in options over ordinary shares', page 43.

The All Employee Share Ownership Plan (AESOP) was activated in January 2001. The principal features of the AESOP, which has been granted approval by the Inland Revenue under the Finance Act 2000, are as follows:

i) Partnership Shares
Eligible employees are offered the opportunity to buy Company shares from pre-tax earnings (up to no more than £125 per month) as part of a regular share purchase plan. Shares are currently purchased every six months using employees' accumulated deductions and placed in the AESOP trust. The first Partnership Shares purchase was in October 2001 and the second in April 2002.

ii) Free Shares
From 2001, the Board may allow for awards of Free Shares. The AESOP contains the statutory limit on the value of Free Shares that may be offered, which is currently a maximum of £3,000 per individual per annum. All such awards are on similar terms, including the extent that any objective performance targets are required to be satisfied.

The first awards of Free Shares were made to eligible Directors and employees on 28 March 2002 and were made to the extent to which the Company had met agreed profit targets.

For both Free Shares and Partnership Shares, the shares are held in trust and there are PAYE and national insurance liabilities for the participant if shares are withdrawn within five years except in the event of the participant leaving employment on account of injury, disability, redundancy or retirement.

Details of individual Executive Directors' interests in shares under the AESOP are included in the table 'Directors' interests in shares', page 43.

Directors' remuneration
The remuneration shown in the tables below represents remuneration from 23 October 2000, the effective date of the Demerger. The Directors received no emoluments from Lattice Group in respect of services performed from the date of appointment on 1 September 2000 to Demerger on 23 October 2000.

a) Directors' remuneration

	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 £ (a)
Fees to Non-executive Directors (b)	**185,417**	25,768
Salaries (c)	**1,865,591**	235,713
Payment to departing Director (d)	**124,125**	–
Benefits	**97,378**	9,821
Short Term Incentive Scheme – value of shares and cash awarded (e)	**373,508**	–
Employee Profit Sharing Scheme (f)	**4,779**	4,875

a) Figures represent emoluments from 23 October 2000 – the Demerger date.
b) Includes fees for Stephen Pettit from date of appointment only, 1 November 2001.
c) Includes salary for Non-executive Chairman. Also includes salaries for Colin Matthews and Nick Woollacott from date of appointment only, 1 November 2001.
d) Payment to Phil Nolan in recognition of achievements against performance targets during 2001.
e) Executive Directors only.
f) Cash payment made in 2001 in respect of financial year 2000.

b) Individual remuneration

	Salary/fees		Taxable benefits (a)		Total	
	15 months ended 31 Mar 2002 (b) £	12 months ended 31 Dec 2000 (c) £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 (c) £	15 months ended 31 Mar 2002 £	12 months ended 31 Dec 2000 (c) £
Sir John Parker (d)	**380,150**	42,944	**24,348**	192	**404,498**	43,136
Phil Nolan (e)(f)	**542,469**	75,390	**23,573**	4,413	**566,042**	79,803
Steve Lucas (e)	**484,495**	53,441	**15,748**	2,279	**500,243**	55,720
Colin Matthews (g)	**150,863**	–	**5,612**	–	**156,475**	–
Nick Woollacott (h)	**228,308**	–	**8,298**	–	**236,606**	–
John Wybrew (e)(i)	**581,718**	63,938	**19,799**	2,937	**601,517**	66,875
Sir David Davies	**37,500**	4,772	**–**	–	**37,500**	4,772
Christopher Hampson	**31,250**	4,772	**–**	–	**31,250**	4,772
Kenneth Harvey	**37,500**	5,726	**–**	–	**37,500**	5,726
Stephen Pettit (h)	**10,417**	–	**–**	–	**10,417**	–
George Rose	**37,500**	5,726	**–**	–	**37,500**	5,726
Baroness Diana Warwick	**31,250**	4,772	**–**	–	**31,250**	4,772

a) Taxable benefits include such items as company car, fuel, driver, financial advice and medical insurance.
b) Includes awards under the Short Term Incentive Scheme for Executive Directors, and these amounts were converted to ordinary Lattice Shares at the market value at the time of announcement of Lattice's second interim results as follows: Steve Lucas £99,733 representing a bonus level of 34%; Nick Woollacott £96,445 representing a bonus level of 35% (10 months) and 42.5% (two months); and, John Wybrew £117,300 representing a bonus level of 34%. This was the first year of operation of the Scheme and comparison with the previous year cannot, therefore, be made. Non pensionable cash bonuses for the period 1 January 2002 to 31 March 2002 were made as follows: Steve Lucas £10,365 representing a bonus level of 13.8%; Colin Matthews £25,863 representing a bonus level of 20.7% (in respect of a five-month performance period, see note (g) below); Nick Woollacott £6,863 representing a bonus level of 9.2%; and, John Wybrew £16,940 representing a bonus level of 19.4%.
c) Figures represent emoluments from 23 October 2000 – the Demerger date.
d) Includes supplement of £23,000 per month from 22 November 2001 whilst temporarily acting as Chief Executive.
e) Salary/fees includes a discretionary payment made to Phil Nolan, Steve Lucas and John Wybrew of £3,001, £2,804 and £12,135 respectively by the BG Group Employees Share Trust, Trustee of the BG Group Long Term Incentive Scheme. These monies represented a discretionary distribution of the dividend received by the Trust in respect of the BG Group interim dividend 2000. Salary/fees also includes an amount of £1,593 paid to each of Phil Nolan, Steve Lucas and John Wybrew in respect of profit sharing for the period October to December 2000.
f) Salary/fees includes a payment of £124,125 in recognition of Phil Nolan's achievements against performance targets during the 12 months ended 31 December 2001.
g) Colin Matthews did not join the Company until 1 November 2001 and received a cash award for the five months from 1 November 2001 to 31 March 2002.
h) Salary/fees from date of appointment only, 1 November 2001.
i) John Wybrew is the highest paid Director during the period.

Executive Directors' salaries
Executive Directors' salaries are reviewed annually. On 31 March 2002, the base annual salaries were as follows:

	£
Steve Lucas	300,000
Colin Matthews	300,000
Nick Woollacott	300,000
John Wybrew	350,000

Phil Nolan
Phil Nolan resigned as Chief Executive with effect from 31 December 2001 to take up the post of Chief Executive of Eircom, the Irish telecoms group. Sir John Parker has temporarily assumed the responsibilities of Chief Executive.

Phil Nolan received no compensation for the early termination of his contract.

Chairman
Sir John Parker's appointment as a Non-executive Director and Chairman has no fixed term, but he is entitled to 12 months' notice of termination of his appointment.

Prior to 1 February 2002, the Chairman was entitled to one month's notice of termination of his appointment to that office. His pay, inclusive of his fees as a Non-executive Director, was £225,000 per annum, until the period when he temporarily assumed the additional duties of Chief Executive. With effect from 22 November 2001, a supplementary payment of £23,000 per month was paid to Sir John Parker, to cease on commencement of employment of a new Chief Executive.

For the duration of his Chairmanship of Lattice, he will be entitled to the use of a car, a driver, secretarial services, and to personal accident insurance, family private medical insurance and life insurance on terms agreed by the Board. He will not be entitled to a pension or to participate in any bonus, share option or incentive plan arrangements.

Directors' interests in options over ordinary shares
The interests of the Directors in share options held under the Lattice Group Sharesave Scheme were as follows:

	Options as at 1 Jan 2001 (a)	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	**Options as at 31 Mar 2002 (b)**	Exercise price £	Earliest normal exercise date	Expiry date
Steve Lucas	–	–	–	–	–	**–**	–	–	–
Colin Matthews	–	–	–	–	–	**–**	–	–	–
Nick Woollacott	–	–	–	–	–	**–**	–	–	–
John Wybrew	8,209	–	–	–	–	**8,209**	1.18	01/03/04	31/08/04

a) As at date of appointment for Colin Matthews and Nick Woollacott.
b) The closing price of a Lattice Group plc ordinary share on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice Group plc ordinary shares was 175.25p (high) and 128.50p (low).

Directors' interests in shares
The Directors' interests in ordinary shares of the Company at the end of the financial period were as follows:

	Beneficial interests in ordinary shares (a)		Long Term Incentive Scheme notional allocation of shares (b)		
	As at 1 Jan 2001 (c)	**As at 31 Mar 2002**	As at 1 Jan 2001 (c)	Allocated during the period	**As at 31 Mar 2002**
Sir John Parker	11,960	**12,244**	–	–	**–**
Steve Lucas (d)(e)	60,866	**62,592**	296,373	257,572	**553,945**
Colin Matthews (f)(e)	–	**–**	–	257,572	**257,572**
Nick Woollacott (d)(e)	104,221	**140,824**	202,632	257,572	**460,204**
John Wybrew (d)(e)	219,788	**164,489**	559,942	300,501	**860,443**
Sir David Davies	11,000	**11,000**	–	–	**–**
Christopher Hampson	10,331	**10,577**	–	–	**–**
Kenneth Harvey	2,000	**2,099**	–	–	**–**
Stephen Pettit	–	**5,000**	–	–	**–**
George Rose	–	**13,400**	–	–	**–**
Baroness Diana Warwick	1,333	**1,364**	–	–	**–**

a) Beneficial interest includes shares acquired pursuant to the Lattice AESOP and the BG Group employee profit sharing schemes.
b) A notional allocation of ordinary shares was made in November 2001 at a base price of £1.4559 per share. Figures represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and the shares would not vest until the expiry of the retention period (a further one year).
c) As at date of appointment for Colin Matthews, Nick Woollacott and Stephen Pettit.
d) Shares awarded under the Short Term Incentive Scheme, which continue to be held, are included above. See note (c) to the table 'Individual remuneration for the year', page 42.
e) As at 14 May 2002, 18,467,281 Lattice Group shares were held by the Trustee of the AESOP and 65,204 shares by the Lattice Group Employees Share Trust and each of the Executive Directors of Lattice by virtue of being, together with other employees of Lattice, a potential beneficiary under these trusts is taken to be interested in those shares.
f) In addition, on 2 November 2001, a notional allocation of 63,897 Lattice Group plc shares was made to Colin Matthews, amounting to a market value of £100,000 on the award date. This arrangement was established specifically to facilitate the recruitment of Colin Matthews, in recognition of the fact that options have lapsed and other benefits have been lost on cessation of his previous employment. The shares will only be transferred to Colin Matthews on completion of a two-year period of employment, ie on the second anniversary of his appointment as a Director of the Company. At that time, the original allocation of shares together with *further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by the* Company to recover the PAYE and any national insurance liability) will be transferred to him. As at 14 May 2002, 1,307 additional shares have been purchased in respect of reinvestment of dividends paid on the original allocation. There are no provisions for alterations to the allocation (save that there may be an adjustment in the event of a capitalisation issue, rights or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital). Further, the award is not pensionable. In the absence of any exercise of discretion to the contrary by the Remuneration Committee and/or Trustee, the allocation would be transferred to Colin Matthews in the event of a takeover or reconstruction.

Directors' service contracts
Executive Directors
Each of the Executive Directors has entered into a service contract with Lattice, which provides for a notice period of one year. Benefits include, where appropriate, the use of a car, a driver, 28 days' annual holiday, financial advice, personal accident insurance, family private medical insurance, sick pay and long-term disability insurance.

Each of the Executive Directors has a provision in his service contract entitling him to an amount by way of liquidated damages equal to one year's current annual salary, and credit of one year's additional pensionable service, if his employment contract is terminated by Lattice within 12 months of a change in control of Lattice.

Non-executive Directors
The Non-executive Directors have all been appointed for an initial period of three years from 1 September 2000 (Stephen Pettit, 1 November 2001) and each receives a fee of £25,000 per annum. Any Non-executive Directors who chair a Committee of the Board receive an additional £5,000 per annum for each Committee.

Other interests
Changes in the interests of the Directors in the share capital or debentures of the Company or any of its subsidiary undertakings between 31 March 2002 and 14 May 2002 were as follows: on 24 April 2002, 491 shares were purchased on behalf of John Wybrew in respect of the second accumulation period of the AESOP.

There were no contracts of significance subsisting during, or at the end of, the financial period to which the Company or any of its subsidiary undertakings is a party and in which any Director is, or was, materially interested. Since 1 April 2002, the Company has not been, and is not now, a party to any material transaction or proposed transaction in which any Director, any spouse or relative of any of the foregoing or any relative of such spouse has, or was to have, a direct or indirect material interest.

Pensions
All the Executive Directors are subject to the earnings cap which is a restriction on the amount of pay which can be used to calculate pensions due from a tax approved pension scheme. They are all members of the defined benefits section of the Lattice Group Pension Scheme.

Lattice Group has agreed to increase their retirement benefits (including contingent death benefits) by means of unapproved arrangements, under the Lattice Group Supplementary Benefits Scheme, to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had they not been subject to the earnings cap. Provision has been made in the accounts in respect of the additional obligations for these post-retirement benefits.

The provisions for all Executive Directors are designed to give a pension equivalent to two thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in a previous employment. Prior to Nick Woollacott's appointment as an Executive Director, his pension accrued at a rate of one sixtieth of salary.

With employer's consent, provided 10 years' service has been completed with Lattice (which includes any pensionable service transferred from previous employment), the accrued pension can be paid from age 55. The pension would not be subject to actuarial reduction. Pensions in payment are increased in line with inflation. A dependent's pension is payable on the death of an Executive Director, equal to two thirds of that payable to the Executive Director based on potential service to retirement age. On death in retirement, a dependent's pension is payable equal to two thirds of the Executive Director's pension, prior to exchanging any of it for a cash lump sum.

External appointments
To broaden the experience of Executive Directors, it is normal Company policy to allow each Director to accept a maximum of one external appointment as a Non-executive Director of another company, fees for which are retained by the individual Director. As at 14 May 2002, none of the Executive Directors have any external appointments as a Non-executive Director.

Directors' pension provisions were as follows:

	Directors' contributions for 15 months to 31 Mar 2002 £000	Age at 31 Mar 2002	Years of pensionable service at 31 Mar 2002 (a)	Increase in pension for 15 months to 31 Mar 2002 £000	Total accrued annual pension at 31 Mar 2002 £000 pa	Retirement age
Steve Lucas (a)(b)(c)	11.1	47	15	20.7	71.4	65
Colin Matthews (d)	3.7	45	5/12	3.7	3.7	65
Phil Nolan (a)(b)(c)(e)	12.4	48	9	29.4	98.2	60
Nick Woollacott (a)(d)	3.7	54	24 5/12	11.5	133.8	65
John Wybrew (c)	13.0	60	6	18.6	87.8	65

a) Includes pensionable service transferred from previous employments.
b) Due to clarification since December 2000 of the pension promises to Executive Directors, the accrued annual pension at 31 December 2000 should have been £48,900 for Steve Lucas and £66,500 for Phil Nolan. The increases in accrued pensions since 31 December 2000 have been based on these revised figures.
c) The increase in accrued pension allows for the effect of inflation.
d) Appointed as an Executive Director with effect from 1 November 2001.
e) Information provided for Phil Nolan is at leaving date of 31 December 2001.

Directors' report – The Company's relationship with its shareholders and Annual General Meeting

The Company recognises the importance of maintaining a purposeful relationship with its shareholders. The Company uses the Annual General Meeting as an opportunity to communicate directly with its shareholders.

Lattice has an annual Investor Relations programme and maintains a dialogue with its institutional shareholders in this country and overseas based on the mutual understanding of objectives. To facilitate this, regular meetings are held with institutional shareholders following the announcement of results.

Recent legislative changes have authorised the use of electronic communication with shareholders, with the consent of the individual shareholder, and such consent can be given by going to www.shareview.co.uk. This is an optional facility for shareholders.

The Annual General Meeting will be held at 2.00 pm on 15 July 2002 at The International Convention Centre, Broad Street, Birmingham B1 2EA. For shareholders a separate Notice of Annual General Meeting, which includes an explanation of the proposed resolutions, is enclosed with this document. In addition to the ordinary business of the Meeting, shareholder consent will be sought for the Company to purchase its own ordinary shares.

A résumé of the business carried out at the Annual General Meeting will be available on request from the Registrars after the Meeting has been held, and will be posted on the Company's website, where a copy of this Annual Report and Accounts can also be viewed.

Corporate governance – statement of compliance with the provisions of the Combined Code
The Company is committed to achieving the highest standards of corporate governance throughout the Group and to integrity and high ethical standards in all its business dealings. The Board considers that it has complied throughout the financial period with the Code provisions set out in Section 1 of the Combined Code.

The Remuneration report on page 41 states how the Company has applied the principles in Sections 1A and B (Directors and Directors' Remuneration). Section 1C (Relations with Shareholders) is covered above and Section 1D (Accountability and Audit) is covered in the Auditors section on page 40 and in the Auditors' report to the members of Lattice Group plc on page 52.

Statement of Directors' responsibilities for preparing the financial statements and Internal control

Statement of Directors' responsibilities for preparing the financial statements
The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors consider that in preparing the financial statements detailed in the following sections, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and all applicable accounting standards have been followed: Principal Accounting Policies, Accounts, Notes to the Accounts and Operating and financial review.

The Company has complied with UK disclosure requirements in this report in order to present a consistent picture to all shareholders.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

The Directors, having prepared the financial statements, have requested the Auditors to take whatever steps and to undertake whatever inspections they consider to be appropriate for the purposes of enabling them to give their audit report.

The Directors confirm that the Audit Committee continues to review the adequacy of the system of internal financial controls adopted by the Group.

Internal control
The Company as required by the Financial Services Authority has complied with the Combined Code provisions on internal control having established the procedures necessary to implement the guidance issued in September 1999 (the Turnbull Committee report) and by reporting in accordance with that guidance.

The Board has overall responsibility for Lattice's system of internal control and for reviewing its effectiveness while the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by Lattice which has been in place for the period under review and up to the date of approval of the Annual Report and Accounts. This process is regularly reviewed by the Board.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

During the period the Audit Committee of the Board:

- reviews the external and internal audit work plans;
- receives and reviews regularly a Group Risk Register;
- considers reports from management and internal and external audit on the system of internal control and any material control weaknesses; and

- discusses with management the actions taken on problem areas identified by Board members or in the internal/external audit reports.

The Audit Committee reviews the effectiveness of the risk management process and significant risk issues are referred to the Board for consideration.

The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings.

The Finance Committee considers financing and investment decisions concerning the Group, including the giving of guarantees and indemnities, and monitors policy and control mechanisms for managing Treasury risk.

The Board reviews the role of insurance in managing risks across the Group.

The Group's management operates a risk management process which identifies the key risks facing the Lattice Group and its businesses and reports to the Audit Committee on how those risks are being managed. This is based on each department and major project producing a risk register which identifies their key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. Further detail on the risk management process is given under the Risk Compliance section on page 51.

At the year-end, before producing the statement in the Annual Report and Accounts, the Board, through the Audit Committee, reviews the following:

- each Executive Director is asked to complete a Letter of Assurance confirming compliance throughout the year with the Group's policies, procedures, risk management processes, etc. The outcome of these letters is reported to the Audit Committee;
- Lattice has adopted a control framework model for application across the Group and an annual report is produced on compliance with that model and with the Group risk management process; and
- the Board reviews the Group and business risk registers and receives regular reports on any major problems that have occurred during the year and how the risks have changed over the period under review.

The Board of Directors

The Board leads and maintains effective control over Lattice's activities. With regard to joint ventures and associated undertakings, the level of control exercised necessarily reflects the governance framework of each entity. The Directors' biographies appear in the Board of Directors section on page 32, and these demonstrate that the Board has within it the necessary range of backgrounds, qualities and experience to lead the Company. During most of the reporting period, Lattice had separate posts of Chairman and Chief Executive to differentiate the running of the Board from the executive responsibility for the running of the Company's businesses. In addition to the Non-executive Chairman and acting Chief Executive (Sir John Parker), the Board currently consists of four other Executive Directors and six Non-executive Directors. All Directors are subject to election by shareholders at the first opportunity after their appointment by the Board and to re-election at general meetings at least every three years. Attendance is expected at all Board meetings by all Directors except in special circumstances. The Board is supplied with appropriate information to enable it to discharge its duties.

The Board has this year introduced a mechanism for assessment of its performance. A series of questions regarding Board mandate and composition, and preparation for, and conduct of, meetings were put separately to each member of the Board. The responses were evaluated by the Chairman, and will be used to inform future management of the Board.

Members of the Board meet at least ten times a year, including eight formal Board meetings. The Board has a schedule of matters specifically reserved to it for decision, including strategy and financial policy, major acquisitions and disposals. In addition, the Board focuses each year on Group strategy at a Board Planning Conference. There is a clear division of roles and responsibilities between the Chairman and Chief Executive. However, following Phil Nolan's departure, the Chairman temporarily assumed the responsibilities of Chief Executive, pending the appointment of a replacement. The Board considers that the Non-executive Directors as a group are of a sufficient calibre and number to bring strength of independence to the Board and has nominated Kenneth Harvey, Chairman of the Remuneration Committee, and George Rose, Chairman of the Audit Committee, to be senior independent Non-executive Directors, to whom the shareholders can convey their concerns. The Board considers that this is in compliance with the relevant provision of the Combined Code.

All the Directors have access to the advice and services of the Company Secretary, and the Board has, by means of the Audit Committee, established a procedure for any Director, if necessary, to take independent professional advice at the Group's expense. The Company Secretary ensures that Board procedures are followed and that applicable rules and regulations are complied with. The Company Secretary may only be removed with the approval of the Board as a whole.

Appropriate training and briefing is available to all Directors on appointment to the Board, taking into account their individual qualifications and experience, and training is also available on an ongoing basis to meet their individual needs. All Directors receive a monthly business review giving the latest position on the Group's businesses. All Executive Directors are members of the Executive Committee, which meets monthly, and is properly briefed on the Group's activities. The minutes of these meetings are circulated to all Non-executive Directors, who also participate in a series of briefing visits.

The Board considers that all Directors bring an independent judgement to the Board's deliberations in respect of strategy, performance, resources, key appointments and standards of conduct. Sir John Parker temporarily assumed the responsibilities of the Chief Executive of the Group, following Phil Nolan's departure, pending the appointment of a replacement. All other Non-executive Directors are considered by the Board to be free from any business or other relationship which could be seen as interfering with the exercise of their independent judgement. Non-executive Directors joining the Board are appointed for a period of three years, subject to subsequent review and to re-appointment at the Company's Annual General Meeting. The Non-executive Directors receive fees of £25,000 per annum and the reimbursement of reasonable expenses incurred in attending meetings. Chairmen of Committees of the Board receive an additional £5,000 per annum. Non-executive Directors are not eligible for any of the Company's share schemes, incentive schemes or pension schemes.

The Board has delegated authority to the following Committees of the Board on other specific matters. All the Committees have written constitutions and terms of reference. The members of each of the Committees are shown in the Board of Directors section, on page 32.

Group Executive Committee
Chairman: Sir John Parker (as acting Chief Executive)

The Board delegates authority for the day-to-day management of the Company's business to the Group Executive Committee, which meets monthly. The Committee comprises the Executive Directors, together with Stephen Ainger, the

Strategy and Development Director, Malcolm Cooper, Treasurer and Director of Corporate Finance, and Lawrie Haynes, Managing Director, Telecoms.

Audit Committee
Chairman: George Rose
Comprising all the Non-executive Directors, the Audit Committee examines and reviews internal controls, compliance, financial and accounting policies and practices, the form and content of financial reports and statements and general matters which may be brought to the attention of the Company by its external and internal Auditors. In addition, the Committee reviews the scope and results of the audit and its cost-effectiveness, as well as the performance of the Auditors and non-audit services to the Company. Further, the Committee reviews the scope and extent of the internal audit function. The Committee meets at least three times a year.

Finance Committee
Chairman: Sir John Parker
The Finance Committee considers financing and investment decisions concerning the Group, including the giving of guarantees and indemnities. The Committee meets at least four times a year.

The members of the Finance Committee are currently Sir John Parker (Chairman and acting Chief Executive), Steve Lucas, Executive Director, Finance and one Non-executive Director.

Nominations Committee
Chairman: Sir John Parker
The Nominations Committee recommends to the Board appointments for the roles of Chairman, Chief Executive, Executive and Non-executive Directors and Company Secretary. The procedure for the appointment of new Directors to the Board is overseen by the Nominations Committee and is set out in its terms of reference. The Committee meets as required.

The members of the Nominations Committee are currently Sir John Parker (Chairman and acting Chief Executive) and the Non-executive Directors Kenneth Harvey and Baroness Diana Warwick.

Remuneration Committee
Chairman: Kenneth Harvey
The Remuneration Committee is made up entirely of independent Non-executive Directors. It has responsibility for recommending to the Board Group policy on the remuneration of Executive Directors and other designated senior employees of the Group. The Committee operates within agreed terms of reference and meets as required. No Director is involved in deciding his or her own remuneration.

The members of the Remuneration Committee are Kenneth Harvey, Sir David Davies, Christopher Hampson, George Rose, Stephen Pettit and Baroness Diana Warwick. The Committee consults with the Chairman and the Chief Executive, where appropriate, with regard to the remuneration of other Executive Directors, and designated senior employees, and has access to professional advice both inside and outside the Company. The Chief Executive keeps the Committee informed of matters relating to the terms and conditions of other senior executives in the Group.

Safety Committee
Chairman: Sir David Davies
The Committee examines important aspects of safety policy, legislation/regulation issues, practice and performance, and reports its conclusions and recommendations to the Board.

The members of the Safety Committee are Sir David Davies and Stephen Pettit, Non-executive Directors; Colin Matthews, Nick Woollacott and John Wybrew, Executive Directors and Stuart Anderson, Group Head of Health, Safety and Security.

By Order of the Board

Helen Mahy
Company Secretary 14 May 2002

Registered office:
130 Jermyn Street, London, SW1Y 4UR
Registered in England No. 3900804

Gas and Electricity Markets Authority
The supply, transportation and shipping of gas in Great Britain are the subject of the licensing and regulatory regime of the Gas Act 1986, as amended (the Gas Act) and the Utilities Act 2000 (the Utilities Act) and are regulated by the Gas and Electricity Markets Authority (the Authority). In addition, the HSE regulates safety matters relating to the operation of the gas transportation system and the LNG storage business.

The Utilities Act created a new principal objective for the Secretary of State for Trade and Industry (the Secretary of State) and the Authority to carry out their respective functions in a manner best calculated to protect the interests of consumers in relation to gas conveyed through pipes, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities in connection with, the shipping, transportation or supply of gas so conveyed.

The Secretary of State and the Authority are required to carry out those functions in the manner so as to further the principal objective, having regard to (a) the need to secure that, so far as it is economical to meet them, all reasonable demands in Great Britain for gas conveyed through pipes are met; and (b) the need to secure that licence holders are able to finance the activities which are the subject of the obligations imposed by the Gas Act or the Utilities Act. Furthermore, the Secretary of State and the Authority are required to have regard to the interests of (i) individuals who are disabled or chronically sick; (ii) individuals of pensionable age; (iii) individuals with low income; and (iv) individuals residing in rural areas. In addition, there is an obligation on the Authority to have regard to guidelines on social and environmental matters issued by the Secretary of State.

In enforcing the conditions of the Licence and other obligations imposed by the Gas Act, the Authority can make legally enforceable orders. The Utilities Act enables the Authority to levy financial penalties on licensees for contravening any licence condition or relevant requirement of the Gas Act or Utilities Act or for failure to meet guaranteed standards of service.

The Gas Act and the Licence
Pursuant to the Gas Act, Transco plc (Transco) is obliged to develop and maintain an efficient and economical pipeline system, for the conveyance of gas in its authorised area and to comply, so far as it is economical to do so, with reasonable requests to connect to the system and convey gas by means of that system to any premises. The Gas Act and Licence also place duties on Transco to avoid undue discrimination or undue preference in the connection of premises or other pipelines or in the terms on which it undertakes the conveyance of gas.

When requested, Transco must connect to its gas transportation system premises situated within 23 metres of a relevant main, the supply of gas to which is not expected to exceed 2,196,000 KWh (75,000 therms) in any year and to supply and lay any pipe necessary for that purpose if requested to do so by the owner of the premises. Transco must also connect any premises, the supply of gas to which is not expected to exceed 2,196,000 KWh (75,000 therms) in any year to a relevant main where the connecting pipe is supplied and laid by the owner or occupier of the premises in question, where it is fit for purpose. Transco is required to maintain such connections and maintain, repair and renew any service pipe by which gas is conveyed to the premises. Under the terms of the Licence, Transco must conduct the transportation business in a manner best calculated to secure that neither it nor any related person nor any gas shipper or supplier obtains any unfair commercial advantage.

The current Licence consists of standard, amended standard and special conditions. The conditions can only be changed in accordance with the mechanisms set out in the Gas Act. The conditions of the Licence may be amended without Transco's consent in order to remedy or prevent any effects adverse to the public interest identified by the Competition Commission in an investigation under the Gas Act or the Fair Trading Act 1973 (Fair Trading Act). The Authority has power to make such references; the Secretary of State may also make references under the Fair Trading Act.

Transco may not dispose of the right to operate any transportation or LNG storage asset without the consent of the Authority. Any disposal of such rights to operate a significant part of the gas conveyance system also requires the consent of the Secretary of State.

Under the Licence, Transco is subject to further obligations in relation to its activities as a gas transporter. These include (i) obligations relating to the conveyance of gas to communities remote from the main transportation system in Great Britain; (ii) obligations requiring the production of regulatory accounts for the Transco business; (iii) obligations to enter into agreements with other gas transporters relating to the provision of emergency services to them or on their behalf where a major loss of supply has occurred; and (iv) an obligation to produce guidelines in relation to the operation of the transportation system.

The Licence is terminable on 10 years' notice by the Secretary of State, such notice not to be served earlier than 22 August 2011. It is also revocable by the Authority if (i) Transco so agrees; (ii) Transco fails to pay Licence fees; (iii) Transco fails to comply with a notice to remedy a breach of an enforcement order or with an order made under competition legislation or to pay a financial penalty; (iv) Transco ceases to carry on its business as a gas transporter; or (v) in the event of certain circumstances of financial default or if Transco enters into certain restructurings not approved by the Authority.

Transco's Licence also contains special 'ring-fence conditions', which were introduced into Transco's Licence with its consent in December 1999. These ring-fence conditions include requirements on Transco: only to carry on certain activities; to ensure that it has sufficient management and financial resources to carry out its business; to use reasonable endeavours to maintain an investment grade credit rating as the issuer of corporate debt; and to deal on an arm's length basis and on normal commercial terms with other companies in the Lattice Group and not to give new guarantees for them. If Transco is in material default of any of the ring-fence conditions it can be prohibited from declaring and paying a dividend.

Following consultations, the Secretary of State issued revised standard licence conditions with effect from 1 October 2001 to give effect to the provisions of the Utilities Act and to achieve greater alignment between the gas and electricity industries. The main changes to these licence conditions affecting Transco are: (i) the removal of the licence fee cap and changes to the method of allocating costs of the Authority and the Gas and Electricity Consumer Council to licence holders; (ii) an obligation to co-operate in modifying certain industry documents to give effect to the Utilities Act; (iii) stricter requirements for the provision of information to the Authority; (iv) stricter requirements for the disposal of rights to operate transportation assets; (v) enhanced provisions relating to the production and content of regulatory accounts; (vi) the requirement to make available data to customers about their supply points to facilitate competition in gas supply; (vii) a requirement not to give any cross-subsidy to, or receive any cross-subsidy from, any affiliate or related undertaking; and (viii) a requirement to obtain a guarantee for any transfer, lease or loan of any sum, asset or right to an affiliate or related undertaking, unless the consideration is paid in full when the transaction is entered into.

Price control
(1 April 1997 – 31 March 2002)
Transco is subject to a price control agreed with Ofgem after taking into account, among other factors, an assessment of Transco's operating costs, capital expenditure, cost of capital and transportation volumes. This control, which came into effect retrospectively from 1 April 1997, was based upon the recommendations of the 1997 MMC Report and established maximum average prices for gas transportation services. On 26 January 2001, the Authority introduced, with Transco's consent, new special licence conditions to create separate price controls for Transco's transportation business, its metering business and its meter reading business. The new conditions did not seek to revise the overall revenues Transco would receive but allocated the revenues between the businesses with effect from April 2000.

All the price controls were principally RPI-X controls which included an annual adjustment of inflation less 2%. These controls are expected to be superseded by the new price control with effect from 1 April 2002 (see below).

Capital investment
On 22 January 2002, Transco submitted its second report on its capital investment programmes under the price control, analysing the results achieved in relation to the targets set for the year 2000. For the period 1997 to 2000, the cumulative effect resulted in Transco meeting 13 and exceeding five of the agreed targets. Additionally, Transco has delivered another safety related output that was not envisaged at the time the price control was set.

The new price control
(1 April 2002 – 31 March 2007)
On 24 October 2001, Transco indicated its acceptance of the Authority's Final Proposals for its Price Control (Final Proposals) published on 26 September 2001. The Final Proposals projected revenue streams in respect of the following businesses:

- NTS TO (Asset Owner);
- LDZ; and
- Metering and Meter Reading.

Transco received the Authority's initial proposals for modifications to its Licence on 21 December 2001.

Final Proposals in respect of the NTS SO (System Operator) were published on 14 December 2001. Transco indicated its acceptance in principle of these Proposals on 31 January 2002.

Transco has been working with the Authority on the legal drafting. On 12 April 2002, the Authority published the formal legal text with explanatory notes containing the licence conditions to modify Transco's Licence. The consultation period closes on 24 May 2002. Transco is presently considering the detailed drafting and explanatory notes. Each of the new price controls will come into effect retrospectively from 1 April 2002, notwithstanding the date of the direction to modify Transco's Licence.

Structure
The NTS TO (Asset Owner) owns and maintains the NTS network, while the NTS SO (System Operator) is responsible for the short-term operation of NTS system balancing functions and the long-term capacity management. The System Operator function of the LDZs remains within the LDZ price control.

The NTS TO control sets a limit on the total amount of revenue receivable by the NTS, reducing by 2% per annum in real terms after the first year. In addition, pass-through is to be given for costs incurred in respect of formula rates and the Authority's licence fees. The control is expected to last for five years from April 2002. It is expected the Licence will enable each of the controls to be modified earlier if either the Authority proposes, to which Transco agrees, or if Transco requests that a price control formula be terminated. If Transco does not agree to any proposed modification by the Authority, the matter may be referred by the Authority to the Competition Commission, formerly the MMC. Any request for termination by Transco must be made with not less than 18 months' prior notice of the date termination is requested to become effective. Upon such a request, the Authority can agree to the termination of the price control formula, propose a new formula or refer the matter to the Competition Commission.

The LDZ price control applies to all of Transco's LDZs collectively. During the forthcoming price control period, the Authority intends to consult on disaggregating this single control into a separate control for each of the LDZs. The control is structured so that 65% of revenue is fixed and 35% varies with volumes. In addition, pass-through is to be given for costs incurred in respect of formula rates and the Authority's licence fees. The control is expected to last for five years from April 2002.

One feature of the calculation of the LDZ control is that 50% of expected replacement spend (repex) is treated as recoverable in the year of spend, rather than being placed in full in the Regulatory Value (RV), which was the previous treatment. An incentive mechanism is also in place in respect of potential repex cost variations from the levels assumed when the control was set.

The Metering and Meter Reading price control takes the form of four tariff caps which constitute a ceiling on the amount Transco can charge in respect of four metering services. Other services provided by the Metering and Meter Reading businesses are covered by a non-discrimination provision. The caps are to be indexed by RPI. The Authority expects to remove these tariff caps by April 2004, subject to the development of competition. The caps contain no costs subject to pass-through.

The SO price control consists of a series of incentive schemes designed to incentivise efficient operation of the NTS and include entry and exit capacity investment incentives covering the arrangements for funding deviations in NTS outputs and investments from the 'baseline' level set out by the Authority in its Final Proposals. The principal day-to-day incentive schemes combined offer a potential maximum upside of £37.5 million and a downside of £19 million in 2002/03 and have principally been set for two years.

Rates of return
The Authority applies an estimated rate of return to Transco's RV in order to calculate the returns required by the providers of finance – debt and equity holders. LDZ and NTS revenues were calculated using a pre-tax real rate of return of 6.25%, and Metering and Meter Reading revenues were calculated using a pre-tax real rate of return of 7.0%.

Regulatory value
The RV represents the net investment which debt and equity holders have made in Transco. The RV contributes to allowed revenue through the return to the providers of finance – calculated by applying the rate of return to the RV, as well as through depreciation. The RV is depreciated to reflect the consumption of the assets in which the providers of finance have invested.

Other price control licence conditions

In addition to legal conditions to give effect to the economic matters mentioned in the preceding paragraphs, the Authority is also consulting on other conditions as part of the price control process, the principal of which are as follows:

- a condition to require that charges for the provision of emergency services shall be no more than is required to recover reasonable costs and reasonable profits;
- a requirement to operate the NTS in an efficient, economic and coordinated manner;
- conditions to ensure the consistent objective and transparent allocation of costs, revenues, assets and liabilities between the NTS TO activity, the NTS SO activity, the LDZ transportation activity, the metering activities and excluded services;
- a condition to require the submission of information to the Authority to enable verification of the activities and revenues that underpin the price control formulas;
- a condition to report on the environmental performance of the NTS, and to facilitate the development of an expenditure monitoring framework for the NTS;
- a condition to facilitate the establishment and operation of an incentive scheme to improve the operation and delivery of appropriate outputs from the LDZs and for the Authority to monitor such operation and also to facilitate the development of an expenditure monitoring framework;
- a condition to produce an Exit Code statement describing the services provided between the NTS TO and SO functions and the LDZ activity; and
- as Transco is to be given greater flexibility in the instruments that it can use to balance the NTS, conditions requiring Transco to act in a non-discriminatory manner in the way it procures systems management services, including the requirement to produce and publish guidelines as to how it will acquire such services, and prohibiting it from using such instruments otherwise than for the purpose of balancing the system.

In addition to the price control conditions, the Authority is separately consulting on a Licence condition to require Transco to make available to market participants greater information regarding the operation of Transco's network and any market relating to its pipeline system. The information to be disclosed will be determined through Network Code modification processes. To facilitate this, a new condition is being proposed to permit third parties to propose Network Code modifications.

Other regulatory developments

Treatment of assets

As part of Transco's Periodic Review, in June 2001, the Authority confirmed that the 'focused' method should not be used with respect to the allocation of the value attributed by investors to the different businesses which formed British Gas plc in December 1991. Under the 'unfocused' method, the distribution of the value of debt holders' and equity holders' investments in these entities are made in proportion to the book value of the net assets of these entities.

Unbundling from Transco Meters

Meter Reading services were fully separated for all but a very small number of daily metered sites from August 2001. The Authority has proposed that, as a consequence, non-daily meter reading activities will not be subject to price controls from April 2002. In respect of Transco's metering services, separated pricing for Industrial and Commercial meters was introduced in April 2001, to complement that for Domestic meters introduced in October 2000.

Work on the separation of Transco's metering activities and systems has continued during the year, alongside industry discussions of the most appropriate processes and technical requirements for a more competitive market. The Authority has delayed the implementation date for these changes to February 2003, and Transco has plans in place to meet this date.

Connections

During 2001, Transco established First Connect as a wholly owned subsidiary of Transco. First Connect provides connection services to Transco on an arm's length contractual basis in order for Transco to fulfil its obligations to connect premises to its gas transportation system. With effect from 31 March 2002 Transco transferred First Connect to Lattice Enterprises.

LNG storage unbundling

On 28 February 2002, Transco, in accordance with the terms of the Licence, gave the Authority notice of its intention to dispose of its LNG storage assets to an affiliate. On 12 April 2002, the Authority formally rejected Transco's notice and confirmed its intention to Transco to seek industry views on Transco's proposal to dispose of the LNG storage assets.

Risk Management within the Lattice Group
The Lattice Group has a risk management policy which provides a continuous process for identifying, evaluating and managing the significant risks facing the Group. The policy is applied across the Group and is implemented throughout the business, often to individual department level.

Business objectives and targets are communicated down through the organisation and the risks to meeting these objectives are identified and assessed in the relevant business area. Each business captures their key risks on a risk register in a standard format. However, in a relatively autonomous way, they can introduce risk management processes and structures appropriate to their activities and size, which enable them to meet the overall policy. Risk registers are updated regularly, with major risk filtering up, on an impact and probability basis, to the three higher level business unit risk registers.

The same filter process continues up the organisation, including strategic and other risks identified by the Executive Directors and at the highest level the Lattice Group Risk Register captures the main risks facing the Group. The Lattice Group Risk Register is considered by the Audit Committee and any key areas of concern are elevated to the Board. In this way, the Board has an ongoing understanding of the critical risks facing the organisation.

Key risks facing the Lattice Group
Our main business objectives are:

- to preserve Transco's 'licence to operate', enhancing our reputation and being recognised as leaders in all aspects of safety, environmental performance, occupational health and customer service;
- to continue to deliver Transco's first rate performance within the new regulatory framework;
- to establish successful growth businesses free of utility price regulation; and
- to deliver top quartile capital and operating efficiency.

The following describes some of the significant risks that could affect the Group and prevent us achieving our main business objectives. Additionally, there may be other risks that are known to us or risks that are not currently considered significant, but could turn out to be so.

We must manage the safety of employees, contractors and members of the public, to preserve our reputation and ensure regulatory compliance and sound financial performance.

Transco operates its network efficiently and profitably but without impairing safety. We are committed to minimising risks to employees, contractors and members of the public. The integrity of Transco's operations is an overriding and enduring objective. The requirement by the HSE to accelerate replacement of iron gas mains recognises that all reasonable steps are being taken to reduce the risk of fracture and corrosion. Transco maintains progressive engineering standards and solutions while all employees and contractors, with a safety or technical dimension to their role, must have their competency assessed at least annually. A comprehensive suite of performance measures gives confidence that the key controls remain effective and this is backed up by an audit programme. Where incidents do occur, a review panel considers the issues raised and disseminates the lessons learnt.

Transco has a near monopoly of gas transportation activities in Britain, hence we need to ensure that we maintain and operate a transportation system that is able to meet a 1 in 20 peak day demand. Any event that results in this commitment not being met could significantly affect Transco's regulatory regime and financial position.

There are two distinct risk areas in regard to security of supply. Firstly, short-term supply problems could occur. These might be a consequence of plant or equipment failure, third party damage or offshore supply failures. These risks are mitigated through a series of well-established reduction and contingency measures, including detailed procedures for dealing with gas supply emergencies. A test of these procedures was witnessed by the HSE during 2001.

Secondly, there are longer-term risks associated with security of supply which make it more difficult to anticipate future load growth requirements and which have led to uncertainty over the investment needed to secure supplies. This risk is more difficult for Transco to control because it is brought about by economic and climatic changes and changes in offshore investment and production together with greater reliance on imports. Transco is constantly lobbying to raise awareness of these issues and to gain the requisite funding to allow sufficient flexibility to be built into the system to support network resilience.

Transco must demonstrate convincingly and quickly enough to shareholders, the public and others concerned, that it can deliver its regulatory contract for the next five years. Failure to do so may significantly impair the Group's ability to increase shareholder value.

As discussed in the Regulation section on pages 48 to 50, Transco is subject to regulation by Ofgem. As with any regulated business, decisions by the regulator concerning permitted revenues and rates of return could have an adverse impact on Transco's results.

As part of our strategy to enhance shareholder value we intend to establish successful businesses free of utility price regulation. We may fail to deliver this and in doing so not generate an economic return on our investments.

The two strands to meeting this objective are to develop our telecommunications business and to grow our enterprise portfolio of businesses along with Transco's activities and assets outside the regulatory ring-fence.

Deteriorating market conditions and public health concerns may mean that our telecommunications business does not develop as planned. There have been significant changes in the market since the Group made its initial investments. The market has both declined and become more competitive, and the development of 3G services not progressed at the pace originally anticipated. In addition, increased public concern over the possible visual intrusion of masts may constitute grounds to contest planning applications, which may affect the future siting of masts. The perceived public health issues relating to the antennae and transmission equipment will be principally managed by the mobile operating companies, supported as appropriate by SST, to minimise public concern and its impact on network roll-out. The business also carries all the risks of any new business set-up. However, we are continuing to identify and resource management and staff requirements and to develop our internal control frameworks.

At the time of Demerger we stated our aim to unbundle our Connections and Metering businesses. To date, these activities are progressing well, but as with any reorganisation of this magnitude, there are a number of risks. It is important that clear objectives are set, the new businesses have appropriate structures and control frameworks and that during the reorganisation, functions keep a clear focus on the business so that standards of service and safety performance continue to be maintained. To ensure this, separate management teams are formed for the new and residual business and business performance during change is monitored with monthly performance reporting. Separation implementation plans are approved at senior level before implementation and performance against those plans is monitored. There are other separation opportunities, but the business focus in the short term is performance. Progress in this area, after Connections and Metering, will be slower than originally anticipated, although we will continue to introduce measures or undertake pilot work to enhance future separation options.

A major challenge for us will be to ensure that we have the appropriate skills, in sufficient quantity, to deliver our business objectives. In addition, we must ensure that all employees carry out their roles in accordance with our Business Principles and behavioural values.

Meeting the requirements of the Mains Replacement Programme, Transco's new regulatory regime and the needs of implementing our strategy in other parts of the Lattice Group may result in a requirement for a different resource and skills profile. Thorough application of the Group's significant skill base, established processes and procedures will be key in managing this issue.

Summary

By applying our rigorous processes for the identification and management of our key risks at Group and business unit level, and application of our Business Principles, investors can remain confident that Transco is able to preserve its 'licence to operate' and continue to perform well through the new regulatory contract, at the same time as delivering our strategy in other parts of the Lattice Group.

Auditors' report to the members of Lattice Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, except for the unaudited information presented therein, which have been prepared under the historical cost convention and the accounting policies set out under 'Principal accounting policies' and the summary of differences between UK and US generally accepted accounting principles. As detailed in the 'Principal accounting policies', the Group has changed its accounting policy for deferred tax in the 15 month period to 31 March 2002 following the adoption of FRS 19 'Deferred tax', and the basis of preparation of its accounts from modified historical cost to historical cost principles.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board, the Listing Rules of the Financial Services Authority and Auditing Standards generally accepted in the United States.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, Business Review and Directors' report (including the Operating and financial review).

We review whether the statement on page 45 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and the profit and cash flows of the Group for the 15 month period then ended and have been properly prepared in accordance with the Companies Act 1985.

United States Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group at 31 March 2002 and the results of the operations and cash flows for the 15 month period ended 31 March 2002, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for the 15 month period ended 31 March 2002 and consolidated shareholders' equity at 31 March 2002, all expressed in pounds sterling, as shown in the summary of differences between the UK and US generally accepted accounting principles.

PricewaterhouseCoopers 14 May 2002

Chartered Accountants and
Registered Auditors
1 Embankment Place London WC2N 6RH

Basis of preparation and accounting principles
To improve the transparency of Lattice's performance, the financial year-end has been changed from 31 December to 31 March. This will align Transco's reported results with its regulatory year. Accordingly, the financial information shown in this Report presents the consolidated financial statements for the 15 months ended 31 March 2002 of the Company and those businesses which were held within the Lattice Group during this period. Comparative information has been prepared for the year ended 31 December 2000. To assist shareholders, certain unaudited additional information in respect of the 12 months ended 31 March 2002 and 31 March 2001 is also provided. The principal entities included within the financial statements are shown in note 29, page 90.

The Group has also changed the basis of preparation of its accounts (see note 1, page 63). These accounts have been prepared in accordance with applicable accounting standards, under historical cost principles, as modified for the revaluation of investment properties. Comparative figures have been restated accordingly. The 2000 accounts were prepared on a modified historical cost basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

US GAAP reconciliation
As a non-registrant with the Securities and Exchange Commission (SEC), the Group is not required to prepare information on the basis of US Generally Accepted Accounting Principles (GAAP). However, in view of the Proposed Merger with National Grid, a SEC registrant, the Group has chosen to include additional information prepared in accordance with US GAAP, including significant differences between UK and US GAAP (see note 31, page 91).

Basis of consolidation
In accordance with the principles of merger accounting, as set out in Financial Reporting Standard 6 'Acquisitions and Mergers', the comparative figures have been prepared as if the Lattice Group had been in existence throughout 2000. Only the continuing operations of the Lattice Group that were demerged on 23 October 2000 are consolidated in the financial statements. The results of undertakings acquired post Demerger are consolidated from the date when control passes to the Company. The results of undertakings disposed of post Demerger are consolidated to the date when control passes from the Company.

The accounts comprise a consolidation of the accounts of the Company and its subsidiary undertakings and incorporate the results of its share of joint ventures and associated undertakings on an equity basis.

The Group's principal subsidiary undertaking, Transco plc, which operates the substantial majority of the gas distribution network in Great Britain, has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions which include restrictions on business activities, fund raising, granting of guarantees and dividend payments. These restrictions are not sufficiently onerous to prevent Group management from exercising control of the business or rights over the subsidiary undertaking's assets and management and hence Transco's results have been consolidated. Transco plc is registered with the SEC in the US in respect of listed debt securities. Transco plc therefore publishes additional information based on US GAAP in the 20-F Statement that is included within its Report and Accounts.

Intangible fixed assets
a) Goodwill
On the acquisition of a subsidiary undertaking, joint venture or associated undertaking, fair values are attributed to the net assets acquired and consideration paid. Goodwill, which represents the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised. Goodwill with a limited useful economic life is amortised on a straight-line basis.

In order to give a true and fair view, the piecemeal approach to calculating goodwill has been used for the acquisition of SST in the period, see note 13, page 74.

b) Negative goodwill
Negative goodwill is included within intangible fixed assets and released to the profit and loss account in the periods in which the fair values of non-monetary assets purchased are recovered.

c) Capitalised software
The cost of internally developed software to be sold to third parties is capitalised in the balance sheet and amortised over its economic life. Capitalised costs relate to labour costs directly attributable to the development of the software. Costs are capitalised and amortised to match the revenue earning period of the software.

The cost of developing software for use in new ventures or for operations transferred out of the regulatory ring-fence is capitalised and amortised over its useful economic life.

d) Telecoms licences
The cost of telecoms licences is capitalised and amortised over their useful economic life on a straight-line basis.

Tangible fixed assets
All categories of tangible fixed assets are carried at depreciated historical cost, with the exception of investment properties which are carried at valuation.

a) Historical cost
Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets and are stated at actual cost.

Major assets in the course of construction are included in tangible fixed assets, in the categories to which they relate, on the basis of costs incurred at the balance sheet date. In the case of assets constructed by the Company and its subsidiary undertakings, this includes all relevant directly attributable costs and commissioning costs. Interest costs incurred during construction that are directly attributable to the construction of a significant tangible fixed asset are capitalised as part of the cost of the asset concerned at a rate based on the Group's average cost of debt.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

b) Depreciation
Freehold land and investment properties are not depreciated as expected residual values are not materially different from their carrying values. Other tangible fixed assets are depreciated on a straight-line basis at rates sufficient to write off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains and services	55 to 65 years
Gas storage	40 years
Plant and machinery	3 to 50 years
Meters	10 to 15 years
Motor vehicles and office equipment	1 to 10 years

Asset lives are kept under review and complete asset life reviews are regularly carried out. Following a review this year of meter lives the maximum depreciation period for meters was reduced from 20 years to 15 years. The impact of this change is detailed in note 1, page 63. Where asset lives are revised, the carrying amount is depreciated over the remaining revised life.

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Assets in the course of construction are not depreciated until they enter service.

Impairment of fixed assets
Impairment is calculated as the difference between the carrying values of the net assets of income generating units and their recoverable amount, being the higher of net realisable value and their estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Future cash flows are based on a five-year business plan, projected out to either perpetuity or a more relevant term. Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairment is recognised in the profit and loss account. For further details of the impairment reviews carried out in the period see note 3, page 65.

Stocks
Stocks are stated at weighted average historical cost less provision for deterioration and obsolescence.

Environmental costs
Provision is made, on a discounted basis, for statutory decontamination costs of old gas manufacturing sites, retained in the Lattice Group. The unwinding of the discount is included in the profit and loss account as a financial item and is added to the net interest charge.

Deferred tax
FRS 19 'Deferred Tax' has been implemented during the 15 months ended 31 March 2002. Comparative figures have been restated accordingly. In accordance with FRS 19 a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed by the balance sheet date. Previously the provision for deferred tax was accounted for on the partial provisioning basis required by Statement of Standard Accounting Practice (SSAP)15. The effect of this change in accounting policy on the results and net assets of the Group is detailed in note 1, page 63.

Leases
Assets for use in the Group's businesses which are held under finance leases are capitalised, included in tangible fixed assets at historical cost and depreciated accordingly. The obligations related to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term, to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred, except that a provision has been made in respect of rent and rates payable on vacant leasehold property.

Assets acquired for letting under finance leases are included in debtors (due within or after one year). Income from finance leases is calculated by apportioning the total gross earnings to give a constant periodic rate of return to the net cash investment of the leases in each period.

Assets held by the company for letting under operating leases are shown under fixed assets. Income from operating leases is recognised on a straight-line basis over the life of the lease.

Foreign currencies
Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. Trading results of overseas subsidiary undertakings, joint ventures and associated undertakings are translated into sterling at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the period are taken to reserves.

Financial instruments
Derivative instruments utilised by the Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions and forward exchange contracts.

A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of the Group in line with its risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the period there were no derivatives used for trading purposes.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

Turnover
Group turnover, which excludes value added tax and other sales taxes, comprises the value of goods and services provided by Group undertakings, excluding those between them.

Total turnover is Group turnover together with the Group's share of its joint ventures' turnover. Turnover generated under contracts pertaining to a period of time is recognised on a proportional basis to match the timing of the service delivery.

Turnover within Transco in respect of sales of regulated transportation services, the Group's principal source of revenue, includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year-end. Provision is not made for any future price reductions where revenues exceed the regulated maximum allowable amount.

Interest
Interest payable, except that relating to financing the construction of significant tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities and premiums payable on early redemption of debt securities, in lieu of future interest costs, are amortised over the term of the related security and included within interest payable.

Replacement expenditure
Replacement expenditure represents the cost of planned maintenance of Transco's mains and services assets by replacing or lining sections of pipe. This expenditure is

principally undertaken to repair and to maintain the safety of the network and is written off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

Restructuring costs
Costs arising from the current Group restructuring primarily relate to redundancy costs. Redundancy costs are charged against profit in the period in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. For further details relating to restructuring costs in the period see note 3, page 65.

Pensions
SSAP 24 'Accounting for Pension Costs' requires that the cost of providing retirement pensions and related benefits be charged to the profit and loss account over the periods benefiting from the employees' services. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs. The difference between the charge or credit to the profit and loss account and the contributions paid to the Lattice Group Pension Scheme is shown as an increase or decrease in the provision. Deferred tax and interest on this provision is accounted for in full.

FRS 17 'Retirement Benefits,' which was issued on 30 November 2000, comes into effect on a progressive basis commencing in 2001 with full implementation required by 31 March 2004. The required disclosures for 2002 are given in note 27, page 87.

Research and development
All research and development expenditure is written off as incurred except for laboratory buildings, equipment used for research and development and capitalised software. These are capitalised and depreciated in accordance with the depreciation policies set out above.

Advertising expenditure
Advertising expenditure is written off as incurred.

Consolidated historical cost profit and loss account

		Notes	15 mths ended 31 Mar 2002 Excluding exceptional items £m	15 mths ended 31 Mar 2002 Exceptional items (a) £m	15 mths ended 31 Mar 2002 Total £m	12 mths ended 31 Dec 2000 Excluding exceptional items (as restated) (b) £m	12 mths ended 31 Dec 2000 Exceptional items (as restated) (a)(b) £m	12 mths ended 31 Dec 2000 Total (as restated) (b) £m
Turnover – Group and share of joint ventures			**4,132**	**-**	**4,132**	3,092	-	3,092
Less: share of joint ventures' turnover	– continuing operations		**(11)**	**-**	**(11)**	(5)	-	(5)
Group turnover	– continuing operations		**4,097**	**-**	**4,097**	3,087	-	3,087
	– acquisitions		**24**	**-**	**24**	-	-	-
		2	**4,121**	**-**	**4,121**	3,087	-	3,087
Operating costs	– continuing operations		**(2,679)**	**(365)**	**(3,044)**	(1,905)	(43)	(1,948)
	– acquisitions		**(38)**	**-**	**(38)**	-	-	-
		3, 4	**(2,717)**	**(365)**	**(3,082)**	(1,905)	(43)	(1,948)
Group operating profit	– continuing operations		**1,418**	**(365)**	**1,053**	1,182	(43)	1,139
	– acquisitions		**(14)**	**-**	**(14)**	-	-	-
			1,404	**(365)**	**1,039**	1,182	(43)	1,139
Share of operating losses in joint ventures		3	**(22)**	**(48)**	**(70)**	(4)	-	(4)
Total operating profit	– continuing operations		**1,396**	**(413)**	**983**	1,178	(43)	1,135
	– acquisitions		**(14)**	**-**	**(14)**	-	-	-
		2	**1,382**	**(413)**	**969**	1,178	(43)	1,135
Gain on sale of shares by employee *share plan*	*– continuing operations*	3	**-**	**50**	**50**	-	-	-
Profit on disposal of other fixed assets	– continuing operations	3	**-**	**73**	**73**	-	25	25
Profit on ordinary activities		2	**1,382**	**(290)**	**1,092**	1,178	(18)	1,160
Net interest		6	**(481)**	**-**	**(481)**	(444)	-	(444)
Profit on ordinary activities before taxation			**901**	**(290)**	**611**	734	(18)	716
Tax on profit on ordinary activities		7	**(235)**	**84**	**(151)**	(187)	8	(179)
Profit on ordinary activities after taxation			**666**	**(206)**	**460**	547	(10)	537
Minority interests			**4**	**-**	**4**	-	-	-
Profit for the financial period			**670**	**(206)**	**464**	547	(10)	537
Dividends		8	**(315)**	**-**	**(315)**	(246)	-	(246)
Transfer to reserves		24	**355**	**(206)**	**149**	301	(10)	291
Earnings per ordinary share – basic		9	**19.3p**	**(6.0)p**	**13.3p**	15.8p	(0.3)p	15.5p
Earnings per ordinary share – diluted		9	**19.1p**	**(5.9)p**	**13.2p**	15.7p	(0.3)p	15.4p

a) Exceptional items are detailed in note 3, page 65.
b) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

The accounting policies on pages 53 to 55, together with the notes on pages 63 to 94, form part of these financial statements.

Unaudited consolidated historical cost profit and loss account

		Notes	12 mths ended 31 Mar 2002 (unaudited) Excluding exceptional items £m	12 mths ended 31 Mar 2002 (unaudited) Exceptional items £m	12 mths ended 31 Mar 2002 (unaudited) Total £m	12 mths ended 31 Mar 2001 (unaudited) Excluding exceptional items £m	12 mths ended 31 Mar 2001 (unaudited) Exceptional items £m	12 mths ended 31 Mar 2001 (unaudited) Total £m
Turnover – Group and share of joint ventures			3,161	–	3,161	3,099	–	3,099
Less: share of joint ventures' turnover	– continuing operations		(8)	–	(8)	(8)	–	(8)
Group turnover	– continuing operations		3,129	–	3,129	3,091	–	3,091
	– acquisitions		24	–	24	–	–	–
		2	3,153	–	3,153	3,091	–	3,091
Operating costs	– continuing operations		(2,175)	(365)	(2,540)	(1,995)	(43)	(2,038)
	– acquisitions		(38)	–	(38)	–	–	–
		3, 4	(2,213)	(365)	(2,578)	(1,995)	(43)	(2,038)
Group operating profit	– continuing operations		954	(365)	589	1,096	(43)	1,053
	– acquisitions		(14)	–	(14)	–	–	–
			940	(365)	575	1,096	(43)	1,053
Share of operating losses in joint ventures		3	(17)	(48)	(65)	(9)	–	(9)
Total operating profit	– continuing operations		937	(413)	524	1,087	(43)	1,044
	– acquisitions		(14)	–	(14)	–	–	–
		2	923	(413)	510	1,087	(43)	1,044
Gain on sale of shares by employee share plan	– continuing operations	3	–	31	31	–	19	19
Profit on disposal of other fixed assets	– continuing operations	3	–	73	73	–	24	24
Profit on ordinary activities		2	923	(309)	614	1,087	–	1,087
Net interest			(386)	–	(386)	(427)	–	(427)
Profit on ordinary activities before taxation			537	(309)	228	660	–	660
Tax on profit on ordinary activities			(140)	84	(56)	(171)	7	(164)
Profit on ordinary activities after taxation			397	(225)	172	489	7	496
Minority interests			4	–	4	–	–	–
Profit for the financial year			401	(225)	176	489	7	496
Earnings per ordinary share – basic			11.5p	(6.4)p	5.1p	14.1p	0.2p	14.3p
Earnings per ordinary share – diluted			11.4p	(6.4)p	5.0p	14.0p	0.2p	14.2p

The accounting policies on pages 53 to 55, together with the notes on pages 63 to 94, form part of these financial statements.

Consolidated statement of total historical cost recognised gains and losses

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Profit for the financial period	**464**	*176*	537
Reduction in revaluation reserve on reclassification of investment properties	**(50)**	*(50)*	–
Unrealised gain on transfer of fixed assets to a joint venture (see note 12, page 73)	**16**	*11*	14
Taxation on unrealised gain on transfer of fixed assets to a joint venture	**(4)**	*(4)*	–
Total recognised gains and losses for the financial period	**426**	*133*	551
Prior year adjustment (b)	**(7,279)**	–	–
Total recognised gains and losses	**(6,853)**	*133*	551

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. If the accounts had been prepared on a modified historical cost basis, the modified historical cost profit for the 15 months ended 31 March 2002 would have been £243m (12 months ended 31 December 2000 £402m). FRS 19 has increased profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 December 2000 £19m).

b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m). For further information see note 1, page 63.

Note of historical cost profits and losses

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Reported profit on ordinary activities before taxation	**611**	*228*	716
Realisation of investment property revaluation gains of previous years	**–**	–	7
Historical cost profit on ordinary activities before taxation	**611**	*228*	723
Historical cost profit for the period retained after taxation, minority interests and dividends	**149**	*(139)*	298

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

Historical cost balance sheets

	Notes	The Group As at 31 Mar 2002 £m	As at 31 Mar 2001 (unaudited) £m	As at 31 Dec 2000 (as restated) (a) £m	The Company As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Fixed assets						
Intangible assets:						
Goodwill and other	10	**31**	–	–	**-**	-
Negative goodwill	10	**(37)**	–	–	**-**	-
Net goodwill and other		**(6)**	–	–	**-**	-
Tangible assets	11	**7,998**	7,579	7,448	**-**	-
Investments in subsidiary undertakings	12	**-**	-	-	**576**	566
Investments in joint ventures:						
Share of gross assets	12	**6**	74	73	**-**	-
Share of gross liabilities	12	**(2)**	(17)	(11)	**-**	-
		4	57	62	**-**	-
Other investments	12	**9**	10	10	**-**	-
		8,005	7,646	7,520	**576**	566
Current assets						
Stocks	14	**68**	54	41	**-**	-
Debtors: amounts falling due within one year	15	**378**	409	638	**465**	328
Debtors: amounts falling due after more than one year	15	**4**	9	10	**20**	86
		382	418	648	**485**	414
Investments	16	**234**	245	223	**80**	230
Cash at bank and in hand		**18**	3	7	**-**	-
		702	720	919	**565**	644
Creditors: amounts falling due within one year						
Borrowings	17 to 20	**(598)**	(361)	(1,371)	**-**	-
Other creditors	21	**(1,328)**	(1,456)	(1,027)	**(231)**	(128)
		(1,926)	(1,817)	(2,398)	**(231)**	(128)
Net current (liabilities)/assets		**(1,224)**	(1,097)	(1,479)	**334**	516
Total assets less current liabilities		**6,781**	6,549	6,041	**910**	1,082
Creditors: amounts falling due after more than one year						
Borrowings	17 to 20	**(5,712)**	(5,074)	(4,861)	**-**	-
Other creditors	21	**(951)**	(882)	(874)	**-**	-
		(6,663)	(5,956)	(5,735)	**-**	-
Provisions for liabilities and charges	22	**(1,023)**	(1,312)	(1,318)	**(25)**	(288)
		(905)	(719)	(1,012)	**885**	794
Capital and reserves						
Called up equity share capital	23, 24	**353**	353	353	**353**	353
Other reserves	24	**(5,719)**	(5,726)	(5,731)	**-**	-
Revaluation reserve	24	**-**	50	50	**-**	-
Profit and loss account	24	**4,468**	4,615	4,322	**532**	441
Joint ventures and associated undertakings	24	**(3)**	(11)	(6)	**-**	-
Lattice Group shareholders' (deficit)/funds		**(901)**	(719)	(1,012)	**885**	794
Minority interests		**(4)**	–	–	**-**	-
Total shareholders' (deficit)/funds (b)		**(905)**	(719)	(1,012)	**885**	794

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m). For further information see note 1, page 63.

Commitments and contingencies are shown in note 25, page 83.

The financial statements on pages 53 to 94 were approved by the Board on 14 May 2002 and were signed on its behalf by:

Sir John Parker, Chairman

Steve Lucas, Executive Director, Finance

The accounting policies on pages 53 to 55, together with the notes on pages 63 to 94, form part of these financial statements.

Movements in historical cost Lattice Group shareholders' funds

	The Group			The Company	
	15 months ended 31 Mar 2002 £m	*12 months ended 31 Mar 2002 (unaudited) £m*	12 months ended 31 Dec 2000 (as restated) (a) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m
Profit for the financial period	**464**	*176*	537	**406**	564
Dividends	**(315)**	*(315)*	(246) (b)	**(315)**	(123)
	149	*(139)*	291	**91**	441
Other recognised gains and losses for the financial period (c)	**(38)**	*(43)*	14	**-**	-
Contribution to sharesave trust (d)	**-**	–	45	**-**	-
Issue of shares	**-**	–	-	**-**	353
Funding movement with BG	**-**	–	26	**-**	-
Net movement in shareholders' funds/(deficit) for the financial period	**111**	*(182)*	376	**91**	794
Lattice Group shareholders' funds/(deficit) as at beginning of period (e)	**(1,012)**	*(719)*	(1,388)	**794**	-
Lattice Group shareholders' funds/(deficit) as at period end (e)	**(901)**	*(901)*	(1,012)	**885**	794

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.
b) Includes £123m in respect of the Lattice Group contribution to the BG Group plc interim dividend.
c) An analysis of Lattice Group's other recognised gains and losses for the financial period is shown on page 58.
d) Represents contributions by BG Group to the Transco plc sharesave trust as part of the Demerger arrangements.
e) The change from the modified historical cost accounting convention has reduced the Group's net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced the Group's net assets by £599m as at 31 March 2002 (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m). For further information see note 1, page 63.

Consolidated cash flow statement

	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Operating activities:				
Cash inflow from operating activities before exceptional items	28(a)	**2,238**	*1,101*	1,542
Net expenditure relating to exceptional items	28(a)	**(74)**	*(65)*	(36)
Net cash inflow from operating activities	28(a)	**2,164**	*1,036*	1,506
Net cash outflow from returns on investments and servicing of finance	28(b)	**(398)**	*(347)*	(444)
Net cash outflow from taxation		**(248)**	*(205)*	(202)
Net cash outflow from capital expenditure and financial investment	28(c)	**(1,228)**	*(1,019)*	(633)
Net cash outflow from acquisitions and disposals	28(d)	**(22)**	*(22)*	(5)
Equity dividends paid (a)		**(249)**	*(249)*	(123)
Net cash inflow/(outflow) before the management of liquid resources and financing activities		**19**	*(806)*	99
Net cash (outflow)/inflow from the management of liquid resources	28(e)	**(11)**	*11*	198
Net cash inflow/(outflow) before financing activities		**8**	*(795)*	297
Net cash (outflow)/inflow from financing activities	28(f)	**(36)**	*763*	(297)
Net decrease in cash in the period (b) (c)		**(28)**	*(32)*	-

a) In 2000, represents a dividend paid to BG Group plc in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.
b) The acquisition of Stoner during 2001 contributed a £3m inflow to the Group's net decrease in cash in both the 12 and 15 month periods ended 31 March 2002.
c) The acquisition of control of SST during 2001 contributed a £8m inflow to the Group's net decrease in cash in both the 12 and 15 month periods ended 31 March 2002.

Reconciliation of net borrowings

	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Net borrowings at the beginning of the period		**(6,002)**	*(5,187)*	(6,570)
Net decrease in cash in the period		**(28)**	*(32)*	-
Net cash outflow/(inflow) from the management of liquid resources	28(e)	**11**	*(11)*	(198)
Net cash outflow/(inflow) from changes in borrowings and lease financing	28(f)	**36**	*(763)*	802
Other movements:				
Accretion of interest		**(15)**	*(8)*	(34)
Debt issue expenses		**(4)**	*(1)*	(1)
Acquisition of subsidiary undertakings		**(56)**	*(56)*	-
Other adjustments		**-**	*-*	(1)
		(75)	*(65)*	(36)
Net borrowings at the end of the period		**(6,058)**	*(6,058)*	(6,002)

	Notes	£m	£m	£m
Represented by:				
Cash at bank and in hand		**18**	*18*	7
Current asset investments	16	**234**	*234*	223
Gross borrowings:				
Short-term borrowings	17	**(598)**	*(598)*	(1,371)
Long-term borrowings	17	**(5,712)**	*(5,712)*	(4,861)
		(6,310)	*(6,310)*	(6,232)
		(6,058)	*(6,058)*	(6,002)

Analysis of changes in financing during the period

Share capital	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 (a) £m
Opening and closing share capital	23	**353**	*353*	353

a) Opening share capital for 2000 is stated on a pro forma basis.

Gross borrowings (a)	Notes	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Gross borrowings at the beginning of the period		**(6,232)**	*(5,435)*	(7,005)
(Increase)/decrease in bank overdraft		**(39)**	*(47)*	6
Net cash outflow/(inflow) from change in borrowings and lease financing	28(f)	**36**	*(763)*	802
Other movements:				
Accretion of interest		**(15)**	*(8)*	(34)
Debt issue expenses		**(4)**	*(1)*	(1)
Acquisition of subsidiary undertakings		**(56)**	*(56)*	-
		(75)	*(65)*	(35)
Gross borrowings at the end of the period	17	**(6,310)**	*(6,310)*	(6,232)

a) Gross borrowings exclude cash at bank and in hand and current asset investments.

Analysis of cash movement

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Net cash at the beginning of the period	**(1)**	*3*	(1)
Net decrease in cash in the period	**(28)**	*(32)*	-
Net cash at the end of the period (a)	**(29)**	*(29)*	(1)

a) Cash represents cash at bank and in hand of £18m (31 December 2000 £7m) offset by bank overdrafts of £47m (31 December 2000 £8m).

1 Accounting convention, change in accounting for meters and new accounting standards

Accounting convention

In accordance with FRS 18 'Accounting Policies' and following the Price Control Review, the Directors have reviewed the accounting principles of the Group and decided that the Group should change its accounting convention from modified historical cost to historical cost, as modified by the revaluation of investment properties. Prior period comparative information has been restated accordingly. Under modified historical cost accounting the assets were held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis, the profit for the 15 months would have reduced by £221m to £243m (12 months ended 31 December 2000 reduced by £135m to £402m) and the modified historical cost net assets at 31 March 2002 would have increased by £6,018m to £5,113m (31 December 2000 increased by £6,609m to £5,597m). For further information regarding modified historical cost results and net assets see note 30, page 90.

Change in accounting for meters

In response to the opening of the market to competition, the asset lives for meters were reviewed during the period. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased Transco's depreciation, reducing operating profit by £32m for the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £26m). In addition, profit on sale of Transco's fixed assets for the 15 months ended 31 March 2002 has been reduced by £16m (12 months ended 31 March 2002 £13m), leading to a reduction in profit on ordinary activities of £48m (12 months ended 31 March 2002 £39m).

New accounting standards

FRS 17 Retirement Benefits

FRS 17 was issued on 30 November 2000. It requires certain disclosures to be made in 2002 and 2003 and full implementation by 2004 and will require a prior year adjustment. The required disclosures for 2002 are given in note 27, page 87.

FRS 17 requires that the current service cost and the past service cost of benefit improvements should be reported in operating costs and that the expected return on scheme assets less interest on scheme liabilities should be reported adjacent to interest on the face of the profit and loss account. Actuarial gains and losses should be reported in the statement of total recognised gains and losses. The recoverable surplus/(deficit) in the scheme, net of deferred tax, should be reported separately as a pension asset/(liability) in the balance sheet.

The implementation of this standard may have a significant impact on the Group's financial results and position. Under FRS 17, pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as scheme assets are valued at market value at each balance sheet date and the present value of scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds. For further information see note 27, page 87.

FRS 18 Accounting Policies

FRS 18 has been implemented during the 15 months ended 31 March 2002. This standard sets out the principles to be followed in selecting accounting policies and disclosures needed to help users understand the accounting policies adopted and how they have been applied. FRS 18 has had no impact on the financial results or position of the Group except as described under 'Accounting convention' above.

FRS 19 Deferred Tax

FRS 19 was issued on 7 December 2000 and has been implemented during the 15 months ended 31 March 2002. Comparative figures have been restated accordingly. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed at the balance sheet date. The implementation of FRS 19 has increased the profit for the 15 months ended 31 March 2002 by £71m (12 months ended 31 March 2002 £76m; 12 months ended 31 December 2000 £19m) and increased net liabilities as at 31 March 2002 by £599m (31 March 2001 £675m; 31 December 2000 £670m).

2 Segmental analysis

In 2001, Lattice operations were reorganised into three distinct sectors – Transco, Telecoms and Lattice Enterprises (a portfolio of competitive service businesses), with management and Board responsibilities organised accordingly. Therefore, the segmental information presented below has been amended to reflect these business divisions, together with other corporate activities and a pension credit. Comparative information for 2000 has been restated accordingly. Transco is Great Britain's primary gas transporter and is responsible for developing and maintaining a gas pipeline network. Telecoms has developed a new fibre optic network and is investing in telecommunications towers. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG Group and Lattice Energy Services. Other corporate activities include Eastlands and Lattice Insurance. The pension credit represents the difference between pension charges attributable to business divisions and other corporate activities and the Group pension charge/(credit). Turnover and operating profit derive mainly from the same geographical source and destination – Great Britain. Overseas turnover, operating profit/(loss) and net assets are all in the USA and are £17m, £(1)m and £19m respectively for the 15 months ended 31 March 2002 (12 months ended 31 December 2000 £2m, £(2)m and £4m respectively).

Group turnover – analysed by business segment

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	*12 months ended 31 Mar 2002 (unaudited) £m*	*12 months ended 31 Mar 2001 (unaudited) £m*
Historical cost				
Transco	**3,922**	2,975	*2,980*	*2,975*
Telecoms	**22**	–	*22*	*–*
Lattice Enterprises	**286**	203	*238*	*206*
Other corporate activities	**14**	8	*12*	*8*
Less: intra-group sales	**(123)**	(99)	*(99)*	*(98)*
	4,121	3,087	*3,153*	*3,091*

2 Segmental analysis *continued*

Total operating profit – analysed by business segment

	Excluding exceptional items 15 months ended 31 Mar 2002 £m	Exceptional items (a) 15 months ended 31 Mar 2002 £m	Total operating profit 15 months ended 31 Mar 2002 £m	Excluding exceptional items 12 months ended 31 Dec 2000 (as restated) (b) £m	Exceptional items (a) 12 months ended 31 Dec 2000 £m	Total operating profit 12 months ended 31 Dec 2000 (as restated) (b) £m
Historical cost						
Transco	**1,398**	**(100)**	**1,298**	1,124	(41)	1,083
Telecoms	**(104)**	**(298)**	**(402)**	(26)	–	(26)
Lattice Enterprises	**11**	**(15)**	**(4)**	1	–	1
Other corporate activities	**11**	**–**	**11**	(11)	(2)	(13)
Pension credit	**56**	**–**	**56**	90	–	90
Intra-group items	**10**	**–**	**10**	–	–	–
	1,382	**(413)**	**969**	1,178	(43)	1,135

	Excluding exceptional items 12 months ended 31 Mar 2002 (unaudited) £m	*Exceptional items (a) 12 months ended 31 Mar 2002 (unaudited) £m*	*Total operating profit 12 months ended 31 Mar 2002 (unaudited) £m*	*Excluding exceptional items 12 months ended 31 Mar 2001 (unaudited) £m*	*Exceptional items (a) 12 months ended 31 Mar 2001 (unaudited) £m*	*Total operating profit 12 months ended 31 Mar 2001 (unaudited) £m*
Historical cost						
Transco	*944*	*(100)*	*844*	*1,059*	*(41)*	*1,018*
Telecoms	*(87)*	*(298)*	*(385)*	*(43)*	*–*	*(43)*
Lattice Enterprises	*10*	*(15)*	*(5)*	*–*	*–*	*–*
Other corporate activities	*8*	*–*	*8*	*(10)*	*(2)*	*(12)*
Pension credit	*38*	*–*	*38*	*81*	*–*	*81*
Intra-group items	*10*	*–*	*10*	*–*	*–*	*–*
	923	*(413)*	*510*	*1,087*	*(43)*	*1,044*

a) See note 3, page 65.
b) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

Profit on ordinary activities – analysed by business segment

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	*12 months ended 31 Mar 2002 (unaudited) £m*	*12 months ended 31 Mar 2001 (unaudited) £m*
Historical cost				
Transco	**1,308**	1,068	*853*	*1,004*
Telecoms	**(402)**	(26)	*(385)*	*(43)*
Lattice Enterprises	**81**	63	*77*	*64*
Other corporate activities (b)	**61**	(12)	*39*	*8*
Pension credit	**56**	90	*38*	*81*
Intra-group items	**(12)**	(23)	*(8)*	*(27)*
	1,092	1,160	*614*	*1,087*

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.
b) Other corporate activities profit on ordinary activities for the 15 months and 12 months ended 31 March 2002 include a gain on sale of shares by an employee share plan of £50m and £31m respectively (12 months ended 31 December 2000 £nil; 12 months ended 31 March 2001 £19m).

Earnings before interest, tax, depreciation and amortisation excluding exceptional items – analysed by business segment (a)

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	*12 months ended 31 Mar 2002 (unaudited) £m*	*12 months ended 31 Mar 2001 (unaudited) £m*
Historical cost				
Transco	**1,862**	1,456	*1,315*	*1,402*
Telecoms	**(64)**	(22)	*(52)*	*(34)*
Lattice Enterprises	**68**	40	*59*	*38*
Other corporate activities	**12**	(3)	*9*	*(2)*
Pension credit	**56**	90	*38*	*81*
Intra-group items	**10**	–	*10*	*–*
	1,944	1,561	*1,379*	*1,485*

a) Earnings before interest, tax, depreciation and amortisation are defined as total operating profit excluding exceptional items, share of operating losses in joint ventures, depreciation and amortisation.

2 Segmental analysis *continued*

Historical cost depreciation and amortisation and capital expenditure – analysed by business segment

	Historical cost depreciation and amortisation		Capital expenditure	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m
Transco	**464**	332	**965**	658
Telecoms	**18**	–	**361**	32
Lattice Enterprises	**57**	39	**177**	107
Other corporate activities and intra-group items	**1**	8	**(5)**	3
	540	379	**1,498**	800

Net assets and gross assets – analysed by business segment

	Net assets/(liabilities)		Gross assets	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 (as restated) (a) £m
Transco	**5,964**	6,021	**7,972**	7,611
Net borrowings, net interest, tax and dividends	**(7,219)**	(7,595)	**102**	125
	(1,255)	(1,574)	**8,074**	7,736
Telecoms	**(101)**	360	**310**	454
Net borrowings, net interest, tax and dividends	**147**	(5)	**225**	1
	46	355	**535**	455
Lattice Enterprises	**328**	313	**812**	735
Net borrowings, net interest, tax and dividends	**(4)**	(37)	**17**	2
	324	276	**829**	737
Other corporate activities and intra-group items	**(175)**	(600)	**(720)**	(660)
Net borrowings, net interest, tax and dividends	**180**	819	**(11)**	171
	5	219	**(731)**	(489)
Pension provision	**(25)**	(288)	**–**	–
	(905) (b)	(1,012) (b)	**8,707**	8,439

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

b) The change from the modified historical cost accounting convention has reduced the net assets by £6,018m (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m). For further information see note 1, page 63.

Net and gross assets for each business segment include inter-company balances due from other business segments.

3 Exceptional items

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	*12 months ended 31 Mar 2002 (unaudited) £m*	*12 months ended 31 Mar 2001 (unaudited) £m*
Exceptional operating items				
Restructuring costs	**(65)**	–	*(65)*	–
Impairment of fixed assets	**(300)**	–	*(300)*	–
Demerger costs	**–**	(43)	–	*(43)*
	(365)	(43)	*(365)*	*(43)*
Share of exceptional operating items of joint ventures	**(48)**	–	*(48)*	–
	(413)	(43)	*(413)*	*(43)*
Exceptional non-operating items				
Gain on sale of shares by an employee share plan	**50**	–	*31*	*19*
Profit on disposal of other fixed assets	**73**	25	*73*	*24*
	123	25	*104*	*43*

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

3 Exceptional items *continued*

Restructuring costs

Restructuring costs primarily represent redundancy costs in Transco (£50m) and in Advantica (£15m).

Impairment of fixed assets

During the 15 months ended 31 March 2002, a review of the carrying value of LNG storage assets resulted in a charge to operating profit amounting to £50m (12 months ended 31 December 2000 £nil). In the LNG review, future cash flows comprised a five-year business plan projected out to 20 years. The impairment has been arrived at after applying a discount rate of 6.25%. In the light of conditions in the telecoms market, the future of 186k is being reviewed. The Directors are considering a number of options (including sale or partial sale), and consider it appropriate to write down 186k's assets to their best estimate of current recoverable amount. Therefore, an exceptional charge of £250m has been booked in the 15 months ended 31 March 2002 to write down 186k's tangible fixed assets to £89m.

Demerger costs

These charges arose in the 12 months ended 31 December 2000 as a direct result of the Demerger of Lattice from BG Group. No such costs arose during the 15 months ended 31 March 2002.

Share of exceptional operating items in joint ventures

Share of exceptional operating items in joint ventures is the Group's share of SST exceptional operating charges made prior to SST becoming a wholly owned subsidiary of the Group. The charge represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (Group's share £16m) and the write-down of goodwill arising on prior year acquisitions by SST, principally Aerial Group Ltd, following an impairment review (Group's share £32m). SST arrived at its impairment after applying a discount rate of 15%. The review used growth rates exceeding long-term UK average GDP growth rates over a plan covering nine years. The assumptions of the plan are consistent with management views of the market and SST's performance therein.

Gain on sale of shares by an employee share plan

This represents cash received of £78m less net book value of £28m in the 15 months ended 31 March 2002; £50m received less £19m net book value in the 12 months ended 31 March 2002 and £28m received less book value of £9m in the 12 months ended 31 March 2001.

4 Operating costs

The Group's operating costs charged to the profit and loss account included:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Change in stock of finished goods and work in progress	**-**	(1)
Raw materials and consumables	**281**	177
Employee costs (*see note 5, page 67*)	**763**	473
Less:		
Own work capitalised	**(56)**	(43)
Employee costs included within replacement and research and development expenditure below	**(33)**	(18)
Sharesave Scheme costs included in Demerger costs below	**-**	(20)
	674	392
Amounts written off tangible fixed assets:		
Historical cost depreciation (see note 11, page 72)	**531**	369
Depreciation on assets held under finance leases	**-**	10
Impairment (see note 3, page 65)	**300**	-
	831	379
Amortisation of intangible fixed assets (see note 10, page 71)	**9**	-
Other operating charges:		
Replacement expenditure	**432**	249
Land and buildings lease rentals	**4**	15
Research and development	**14**	19
Restructuring costs (see note 3, page 65)	**65**	-
Demerger costs (see note 3, page 65)	**-**	43

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

4 Operating costs *continued*

The remuneration of the Group's Auditors comprises:

	The Group		The Company	
	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m
Statutory audit fees	**1.8**	1.5	**0.3**	0.4
Other audit-related work	**0.6**	0.3	**–**	–
Audit-related fees	**2.4**	1.8	**0.3**	0.4
Taxation, regulatory advice and due diligence	**1.6**	0.4	**–**	–
Consulting and other services	**3.6**	0.3	**–**	–
Non-audit fees	**5.2**	0.7	**–**	–
Total fees	**7.6**	2.5	**0.3**	0.4

Lattice Group policy is to employ the Group's Auditors on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally taxation and regulatory advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. The increase in consulting and other services was primarily in respect of the implementation of a new accounting system.

5 Directors and employees

a) Directors' remuneration

Details of Directors' remuneration and interests in Group securities are given in the Remuneration report on page 41.

The aggregate amount of emoluments paid to Directors in respect of qualifying services for the 15 months ended 31 March 2002 was £2,650,798 (from the date of the Demerger to 31 December 2000 £276,177). As at 31 March 2002, retirement benefits were accruing to four Directors under a defined benefit scheme (31 December 2000 three Directors).

b) Employee costs

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Wages and salaries	**644**	440
Social security costs	**55**	39
Pension costs	**93**	23
Pension credit	**(56)**	(90)
Long Term Incentive Scheme (see note 5(d) below)	**15**	6
Short Term Incentive Scheme (see note 5(e) below)	**4**	–
Sharesave Scheme (see note 5(f) below)	**–**	20
All Employee Share Ownership Plan (see note 5(g) below)	**8**	–
Employee Profit Sharing Scheme (see note 5(h) below)	**–**	35
	763	473

In the 15 months ended 31 March 2002, employee costs of £707m (12 months ended 31 December 2000 £430m) were charged to the profit and loss account and £56m (12 months ended 31 December 2000 £43m) were capitalised.

c) Average number of employees during the period

	15 months ended 31 Mar 2002 Number	12 months ended 31 Dec 2000 Number
Transco	**14,532**	14,261
Telecoms	**386**	13
Lattice Enterprises	**1,629**	1,183
Other corporate activities	**147**	122
	16,694	15,579

Average employee numbers are based on an average monthly headcount. All employees are employed in the UK except for 200 (12 months ended 31 December 2000 three employees) employed outside the UK, included in Lattice Enterprises.

5 Directors and employees *continued*

d) Long Term Incentive Scheme

Details of the Lattice Group Long Term Incentive Scheme are given on page 41. Notional allocations made in the 15 months ended 31 March 2002 were 8m shares (12 months ended 31 December 2000 7m shares). Subject to performance, a proportion of the allocation will be transferred to the ownership of the participants following a three-year performance period and a further year in trust. Details of notional allocations to Directors under the Lattice Group Long Term Incentive Scheme are given on page 43. Costs of the Scheme are charged to the profit and loss account over the life of the allocation, based upon the likelihood of allocations under the Scheme. Charges up to the date of the Demerger are in respect of the BG Group Scheme. An amount of £15m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 £6m).

e) Short Term Incentive Scheme

Details of the Lattice Group Short Term Incentive Scheme, which has been activated with effect from 1 January 2001, are given on page 41. The first awards of shares under this Scheme were made in February 2002. An amount of £4m was charged in the 15 months ended 31 March 2002 (12 months ended 31 December 2000 £nil).

f) Sharesave Scheme

Under the Lattice Group Sharesave Scheme, options over 11m shares were granted during the 15 months ended 31 March 2002 (12 months ended 31 December 2000 71m shares). The Scheme is Inland Revenue approved and hence, as permitted by UITF abstract 17 (revised 2000), no charge has been made to the profit and loss account. The charge in the 12 months ended 31 December 2000 relates to the BG Sharesave Scheme and represents a payment made as part of the Demerger arrangements.

g) All Employee Share Ownership Plan

Details of the All Employee Share Ownership Plan (AESOP) are given on page 42. Invitations to subscribe to the AESOP were issued to employees in January 2001. The first awards under the Partnership Shares element were made in October 2001. The first awards under the Free Shares element were made in March 2002. As at 31 March 2002, the AESOP held 33m ordinary shares in Lattice Group plc, of which 11m were held on behalf of employees under the Free Shares element of the Plan and 2m were held on behalf of employees under the Partnership Shares element of the Plan. In the 15 months ended 31 March 2002 an amount of £8m has been charged to the profit and loss account (12 months ended 31 December 2000 £nil).

During the 15 months ended 31 March 2002, 29m ordinary shares in BG Group plc were sold for £78m realising a gain on disposal of £50m.

h) Employee Profit Sharing Scheme

The charge of £35m in the 12 months ended 31 December 2000 relates to the BG Group plc Employee Profit Sharing Scheme. Lattice does not operate an employee profit sharing scheme and there is, therefore, no charge in the 15 months ended 31 March 2002.

i) Summary of movements in share options

	Lattice Group Sharesave Scheme options m
2000	
Outstanding as at 1 January 2000	–
Granted	71
Exercised	–
Lapsed	–
Outstanding as at 31 December 2000	71
Exercisable as at 31 December 2000	–
Option price as at 31 December 2000 (£)	1.18
Option price for exercised options (£)	–
2001	
Outstanding as at 1 January 2001	71
Granted	11
Exercised	–
Lapsed	(3)
Outstanding as at 31 March 2002	**79**
Exercisable as at 31 March 2002	–
Option price range as at 31 March 2002 (£)	1.18-1.29
Option price for exercised options (£)	1.18

j) Weighted average exercise price of share options

	Lattice Group Sharesave Scheme options £
Outstanding as at 1 January 2001	1.18
Granted	1.29
Exercised	1.18
Lapsed	1.19
Outstanding as at 31 March 2002	1.19

5 Directors and employees *continued*

k) Analysis of share options as at 31 March 2002

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life
Sharesave Scheme options	2000	69	1.18	2004/6	3yrs 0mths
	2001	10	1.29	2005/7	3yrs 6mths

6 Net interest

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Interest payable:		
On loans wholly repayable within five years	**143**	215
On loans any part repayable after five years	**347**	226
Interest payable on transportation prepayment	**24**	11
Finance lease charges/(income)	**1**	(2)
Interest receivable	**(43)**	(24)
	472	426
Add: unwinding of discount on environmental costs provision (see note 22, page 81)	**21**	19
Less: capitalised interest	**(13)**	-
Net interest payable/(receivable) – Group	**480**	445
– Joint ventures	**1**	(1)
	481	444

7 Taxation

	15 months ended 31 Mar 2002 Excluding exceptional items £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 Excluding exceptional items (as restated) (a) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Current tax:				
UK – current corporation tax at 30% (12 months ended 31 December 2000 30%)	**207**	**198**	184	176
Deferred tax:				
Origination and reversal of timing differences	**72**	**(25)**	50	50
Discounting deferred tax provision	**(44)**	**(22)**	(47)	(47)
Tax on profit on ordinary activities	**235**	**151**	187	179

a) *The 12 months ended 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.*

Based upon the historical cost results, excluding exceptional items, the effective tax rate for the 15 months ended 31 March 2002 was 26.1% (12 months ended 31 December 2000 25.5%).

Taxation attributable to exceptional items in the 15 months ended 31 March 2002 was a credit of £84m (12 months ended 31 December 2000 £8m) including a credit of £2m (12 months ended 31 December 2000 £nil) in respect of non-operating exceptional items. Before exceptional items, the taxation charge was £235m (12 months ended 31 December 2000 £187m) and the historical cost profit on ordinary activities before taxation was £901m (12 months ended 31 December 2000 £734m).

The tax charge reconciles with the charge calculated using the standard rate of UK corporation tax as follows:

	15 months ended 31 Mar 2002 Excluding exceptional items £m	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 Excluding exceptional items (as restated) (a) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Corporation tax at UK statutory rates on historical cost profit	**270**	**183**	220	215
Effect on tax charge of:				
Origination and reversal of timing differences	**(72)**	**25**	(50)	(50)
Permanent differences	**9**	**(10)**	14	11
Current tax charge	**207**	**198**	184	176
Origination and reversal of timing differences	**72**	**(25)**	50	50
Discounting deferred tax provision	**(44)**	**(22)**	(47)	(47)
Tax charge	**235**	**151**	187	179

a) The 12 months ended 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.

7 Taxation *continued*

The following table reconciles the UK corporation tax rate and the historical cost effective tax rate computed by taking the various elements of the tax reconciliation as a percentage of historical cost profit before taxation:

	15 months ended 31 Mar 2002 Excluding exceptional items %	**15 months ended 31 Mar 2002 %**	12 months ended 31 Dec 2000 Excluding exceptional items (as restated) (a) %	12 months ended 31 Dec 2000 (as restated) (a) %
UK corporation tax rate	**30.0**	**30.0**	30.0	30.0
Effect on tax charge of:				
Origination and reversal of timing differences	**(8.0)**	**4.1**	(6.8)	(7.0)
Permanent differences	**1.0**	**(1.7)**	1.9	1.6
Historical cost effective current tax rate	**23.0**	**32.4**	25.1	24.6
Origination and reversal of timing differences	**8.0**	**(4.1)**	6.8	7.0
Discounting deferred tax provision	**(4.9)**	**(3.6)**	(6.4)	(6.6)
Historical cost effective tax rate	**26.1**	**24.7**	25.5	25.0

a) The 12 months ended 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.

Factors that may affect future tax charges

Based on the current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years. The Group has brought forward non-trading debits of £75m, which may reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is £56m. At present, it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

8 Dividends

	15 months ended 31 Mar 2002 Pence per ordinary share	12 months ended 31 Dec 2000 Pence per ordinary share	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m
Ordinary shares:				
Interim dividend	**3.6**	3.5	**126**	123
Second interim dividend	**5.4**	–	**189**	–
Proposed final dividend	**–**	3.5	**–**	123
	9.0	7.0	**315**	246

The second interim dividend in 2002 includes 1.8p per ordinary share, in total £63m, to reflect the additional three months to 31 March 2002, following the change in year-end.

The interim dividend in 2000 represents the Lattice Group's contribution to the BG Group 2000 interim dividend. The Group's dividend policy is set out on page 6. Restrictions on the payment of dividends by Transco are set out on page 83.

9 Historical cost earnings per ordinary share

Historical cost earnings per ordinary share for the 15 months ended 31 March 2002 have been calculated by dividing the historical cost earnings (defined as profit for the financial period) for the Group of £464m (12 months ended 31 December 2000 £537m), by 3,478m (12 months ended 31 December 2000 3,470m), being the weighted average number of ordinary shares in issue. Earnings before exceptional items have been calculated to reflect the underlying performance of the Group.

	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000 (as restated) (a)	
	£m	**Pence per ordinary share**	£m	Pence per ordinary share
Earnings – basic	**464**	**13.3**	537	15.5
Exceptional operating items (see note 3, page 65)	**413**	**11.9**	43	1.2
Exceptional non-operating items (see note 3, page 65)	**(123)**	**(3.5)**	(25)	(0.7)
Tax impact of exceptional items	**(84)**	**(2.4)**	(8)	(0.2)
	206	**6.0**	10	0.3
Earnings before exceptional items	**670**	**19.3**	547	15.8

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

9 Historical cost earnings per ordinary share *continued*

The earnings used to calculate diluted earnings per ordinary share are the same as those for the historical cost earnings per ordinary share, divided by 3,516m (12 months ended 31 December 2000 3,485m) being the weighted average number of ordinary shares in issue during the period as adjusted for share options and shares held in trust.

	15 months ended 31 Mar 2002		12 months ended 31 Dec 2000 (as restated) (a)	
	£m	**Pence per ordinary share**	£m	Pence per ordinary share
Earnings - basic	**464**	**13.2**	537	15.4
Exceptional operating items (see note 3, page 65)	**413**	**11.8**	43	1.2
Exceptional non-operating items (see note 3, page 65)	**(123)**	**(3.5)**	(25)	(0.7)
Tax impact of exceptional items	**(84)**	**(2.4)**	(8)	(0.2)
	206	**5.9**	10	0.3
Earnings before exceptional items	**670**	**19.1**	547	15.7

a) The 12 months ended 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	15 months ended 31 Mar 2002 Shares m	12 months ended 31 Dec 2000 Shares m
Basic	**3,478**	3,470
Dilutive potential ordinary shares in respect of outstanding options	**16**	15
Dilutive potential ordinary shares held in trust	**22**	-
Diluted	**3,516**	3,485

10 Intangible fixed assets

	Goodwill £m	Negative goodwill (a) £m	**Net goodwill £m**	Capitalised software (b) £m	Telecoms licences (c) £m	**Total £m**
Cost						
As at 1 January 2001	-	-	**-**	-	-	**-**
Acquisition of subsidiary undertakings (see note 13, page 74)	24(d)	(37)	**(13)**	4	-	**(9)**
Additions	-	-	**-**	-	7	**7**
Other movements	5	-	**5**	-	-	**5**
As at 31 March 2002	**29**	**(37)**	**(8)**	**4**	**7**	**3**
Amortisation						
As at 1 January 2001	-	-	**-**	-	-	**-**
Charge for the period	7	-	**7**	-	2	**9**
As at 31 March 2002	**7**	**-**	**7**	**-**	**2**	**9**
Net book value as at 31 March 2002	**22**	**(37)**	**(15)**	**4**	**5**	**(6)**
Net book value as at 31 December 2000	-	-	**-**	-	-	**-**

a) *Negative goodwill arising on the acquisition of SST is amortised over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased are expected to be recovered.*
b) Capitalised software is amortised over a period of three years, representing its expected useful life.
c) Telecoms licences are amortised over a period of 15 years, representing their expected useful life.
d) Includes £12m goodwill arising on the acquisition of Stoner and £12m relating to Lattice Group's original 50% share of purchased goodwill held by the SST joint venture. *Goodwill is amortised over a period of 15 years, representing its expected useful life.*

11 Tangible fixed assets

The Group

	Historical cost				
	As at 1 Jan 2001 (as restated) (a) £m	Acquisition of subsidiary undertakings £m	Additions £m	Disposals and transfers £m	**As at 31 Mar 2002 (b)(c) £m**
Land and buildings					
- investment properties	75	-	-	(75)	**-** (e)
- other	354	63	90	(54)	**453**
Mains and services	6,388	-	547	2	**6,937**
Gas storage	131	-	-	-	**131**
Plant and machinery	1,465	1	349	2	**1,817**
Meters	1,414	-	172	(59)	**1,527**
Motor vehicles and office equipment	843	14	333	(138)	**1,052**
Gross historical cost	10,670	78	1,491	(322)	**11,917**
Analysis of total:					
- Transco	10,098	-	965	(110)	**10,953**
- Telecoms	27	68	354	(19)	**430**
- Lattice Enterprises	491	10	177	(130)	**548**
- Other corporate activities and group items	54	-	(5)	(63)	**(14)** (f)
	10,670	78	1,491	(322)	**11,917**

The Group

	Depreciation					Net book value	
	As at 1 Jan 2001 (as restated) (a) £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	**As at 31 Mar 2002 (b)(c) £m**	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 (as restated) (a) £m
Land and buildings							
- investment properties	-	-	-	-	**-**	**-**	75 (d)(e)
- other	203	8	-	(19)	**192**	**261**	151 (d)
Mains and services	1,536	144	-	(2)	**1,678**	**5,259**	4,852
Gas storage	69	3	18	1	**91**	**40**	62
Plant and machinery	602	69	282	(3)	**950**	**867**	863
Meters	341	155	-	(43)	**453**	**1,074**	1,073
Motor vehicles and office equipment	471	152	-	(68)	**555**	**497**	372
	3,222	531	300	(134)	**3,919**	**7,998**	7,448
Analysis of total:							
- Transco	2,977	464	50	(78)	**3,413**	**7,540**	7,121
- Telecoms	-	13	250	(3)	**260**	**170**	27
- Lattice Enterprises	246	53	-	(56)	**243**	**305**	245
- Other corporate activities and group items	(1)	1	-	3	**3**	**(17)** (f)	55
	3,222	531	300	(134)	**3,919**	**7,998**	7,448

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

b) The historical cost of assets held under finance leases included above as at 31 March 2002 was £nil (31 December 2000 £51m). The related accumulated depreciation was £nil (31 December 2000 £34m).

c) The historical cost of assets held in the Group's capacity as a lessor as at 31 March 2002 was £235m (31 December 2000 £163m). The related accumulated depreciation was £54m (31 December 2000 £42m).

d) The net historical cost of Lattice Group's land and buildings can be analysed as follows:

	Freehold £m	Long leasehold £m	Short leasehold £m	Net book value £m
31 March 2002	**205**	**4**	**52**	**261**
31 December 2000	221	2	3	226

e) Land and buildings are no longer held for investment purposes and have therefore been reclassified under other land and buildings.

f) Primarily relates to the elimination of tower sites transferred from Transco to SST.

Interest of £13m has been capitalised during the period on a gross basis (before the deduction of any tax relief to which it gives rise). The aggregate amount of finance costs included in tangible fixed assets is £13m. Interest is capitalised using a capitalisation rate of 7%.

The assets at the LNG storage business have been impaired by £50m and the assets at 186k have been impaired by £250m in the 15 months to 31 March 2002. For further information see note 3, page 65.

12 Fixed asset investments

Fixed asset investments represent long-term investments.

The Group

	Joint ventures Share of net assets £m	Associated undertakings Share of net assets £m	Other investments £m	Total £m
As at 1 January 2001	65	3	10	78
Additions (a)	6	–	–	6
Reclassification (b)	(67)	–	–	(67)
As at 31 March 2002	**4**	**3**	**10**	**17**
Retained profits less losses as at 1 January 2001	(3)	(3)	–	(6)
Share of profits less losses during the period	(71)	–	–	(71)
Provisions	–	–	(1)	(1)
Reclassification (b)	74	–	–	74
As at 31 March 2002	**–**	**(3)**	**(1)**	**(4)**
Carrying value as at 31 March 2002	**4**	**–**	**9**	**13**
Carrying value as at 31 December 2000	62	–	10	72

a) The additions relate to Urband, the joint venture with Thames Water.
b) The reclassification relates to the acquisition of the remaining 50% of the shares in SST which is consolidated as a subsidiary undertaking with effect from 31 October 2001 (see note 13, page 74).

During 2000, the Group entered into a joint venture partnership with SpectraSite Inc in which each agreed to contribute assets with a fair value of £130m to the newly formed joint venture, SST. In return for its 50% interest in SST, the Group contributed fixed assets (sites) with an historical cost net book value of £nil. On 31 October 2001, the Group acquired the remaining 50% of SST (see note 13, page 74) and consolidated SST as a subsidiary undertaking with effect from that date. The transfer of sites prior to 31 October 2001 and unrealised gains recognised thereon are shown below:

	£m
Fair value of total assets to be contributed	130
Fair value of assets still to be contributed	(55)
Unrealised gain on the contribution	75
Group share (50%)	37
Transaction costs	(7)
Taxation	(4)
Group's unrealised gain on assets contributed to date	26
Less: unrealised gain on assets recognised in 2000	(14)
Unrealised gain on assets recognised in 15 months ended 31 March 2002	**12**

The unrealised gain is credited to other reserves (see note 24, page 83). The gain will be realised and transferred to the profit and loss account either on sale of shares in SST by the Group or on sale by SST of the assets transferred.

An analysis of Lattice Group's share of turnover and net assets in joint ventures is shown below:

		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Share of turnover		**11**	5
		As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Share of assets	– intangible fixed assets (goodwill) (a)	**–**	45
	– tangible fixed assets	**3**	3
	– current assets	**3**	25
		6	73
Share of liabilities	– amounts falling due within one year	**(2)**	(11)
	– amounts falling due after more than one year	**–**	–
		(2)	(11)
Share of net assets		**4**	62

a) The goodwill arose on acquisitions made by the joint venture.

12 Fixed asset investments *continued*

The Company

	Subsidiary undertakings Shares £m
As at 1 January 2001	566
Additions	20
Disposals	(10)
Carrying value as at 31 March 2002	**576**

Investments as at 31 March 2002 comprise Lattice Group Holdings Limited of £223m (31 December 2000 £213m) and Transco Holdings plc of £353m (31 December 2000 £353m). The movements during the period reflect the unbundling of First Connect from Transco.

Further information on principal subsidiary undertakings, joint ventures and associated undertakings is given in note 29, page 90.

13 Acquisition of subsidiary undertakings

On 17 May 2001, Lattice Group acquired, for a cash consideration of $26m (£18m), the entire shareholding of Stoner Associates Inc and Stoner Associates Europe Limited, software companies specialising in the development and marketing of commercial, off-the-shelf network simulation-based solutions for the gas, electricity, petroleum and water industries.

The assets and liabilities acquired were as follows:

	Total book and fair value £m
Intangible assets	4
Tangible assets	1
Debtors: amounts falling due within one year	5
Cash at bank and in hand	–
Creditors: amounts falling due within one year	(4)
Net assets acquired	6
Consideration	18
Goodwill	12

The book value of the assets and liabilities acquired was considered to be equivalent to their fair value. Goodwill arising on consolidation is being amortised over its expected useful life of 15 years.

Profit after tax of Stoner for the period from 1 April 2001 to 17 May 2001 was £nil (£0.8m for the full year to 31 March 2001).

On 31 October 2001, Lattice Group acquired, for a cash consideration of $10m (£7m), the remaining 50% of the issued share capital of SST that it did not already own from the joint venture partner SpectraSite Inc. Prior to the acquisition of this additional stake, the Group's interest of 50% was accounted for as a joint venture.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 'Accounting for Subsidiary Undertakings'. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in the Group's share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m (see page 75).

Negative goodwill arising on consolidation will be released to the profit and loss account over a period of 15 years, being the period in which the fair value of the non-monetary assets purchased is expected to be recovered.

13 Acquisition of subsidiary undertakings *continued*

The assets and liabilities acquired were as follows:

	Total book value £m	Impairments prior to acquisition £m	Fair value adjustments £m	Total fair value £m
Intangible assets	87	(63)	(24)	-
Tangible assets	77	-	-	77
Debtors: amounts falling due within one year	79	-	-	79
Cash at bank and in hand	9	-	-	9
Creditors: amounts falling due within one year	(77)	-	-	(77)
	175	(63)	(24)	88
Share of net assets previously held as investments in joint ventures				(44)
Net assets acquired				44
Consideration				7
Negative goodwill				(37)

Under the statutory method:	
Net assets acquired	88
Consideration (being £130m of fair valued fixed assets contributed at *commencement of the joint venture and £7m for the additional 50% stake)*	137
Goodwill	49
Difference	86

Fair value adjustments were made to intangible assets (purchased goodwill and intellectual property) which are not separately identifiable with a readily assessable market value.

The losses after tax of SST for the 10 months to 31 October 2001 including impairments were £158m (£6m loss for the full year to 31 December 2000).

A charge for impairment of acquired goodwill was made in the accounts of SST for £63m (Group's share £32m) immediately prior to acquisition of the remaining 50% of share capital in SST.

The acquisition method of accounting has been adopted for both acquisitions.

14 Stocks

	The Group	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Raw materials and consumables	**67**	40
Finished goods and goods for resale	**1**	1
	68	41

Stocks are stated at cost less provision for deterioration and obsolescence of £1m (31 December 2000 £1m).

15 Debtors

amounts falling due within one year	The Group As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	The Company As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Trade debtors	**189**	414	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**463**	328
Other debtors (a)	**68**	88	**2**	–
Own shares (b)	**7**	16	**–**	–
Prepayments and accrued income	**114**	120	**–**	–
	378	638	**465**	328

amounts falling due after more than one year	The Group As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (c) £m	The Company As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Other debtors	**4**	10	**–**	–
Deferred corporation tax	**–**	–	**20**	86
	4	10	**20**	86
Total debtors	**382**	648	**485**	414

a) The Group's balance as at 31 March 2002 includes £6m (31 December 2000 £nil) in respect of corporation tax.

b) As at 31 December 2000, the Group held shares with a book value of £45m, representing shares that were held originally by a Qualifying Employee Share Ownership Trust (QUEST) set up by Transco plc in 1997, and transferred to an All Employee Share Ownership Plan (AESOP) prior to Demerger. The AESOP then received one Lattice Group plc share for every BG Group plc share held and the book value was prorated between Lattice and BG shares. The AESOP sold its BG Group plc shares in 2001 for £78m, realising a gain of £50m. The Lattice shares held by the AESOP will be used for future employee share schemes which are dependent on performance targets. The cost of awards to employees will be recognised in the profit and loss account over the period to which the employees' performance relates, based on the book value of the shares held. As at 31 March 2002, the Lattice Group AESOP held 33m Lattice Group plc shares (nominal value £1) with a market value of £57m. The AESOP has waived its rights to receive dividends on unallocated Lattice Group plc shares.

c) The Group's net deferred corporation tax balance of £44m as at 31 December 2000 has been transferred to Provisions for liabilities and charges. For further information see note 22, page 81. The figures have been restated in accordance with FRS 19.

Debtors are stated net of provisions for doubtful debts of £9m (31 December 2000 £12m). Amounts credited against profit for doubtful debts were £2m (31 December 2000 £1m). Other debtors include amounts in respect of loans granted to employees of £1m (31 December 2000 £nil).

16 Current asset investments

amounts falling due within one year	The Group As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	The Company (a) As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Money market investments	**96**	223	**–**	–
Other investments	**138**	–	**80**	230
	234	223	**80**	230

a) Current asset investments in the Company represent funds lent from the Group parent company to its subsidiary undertaking, Transco Holdings plc.

Money market investments include £90m (31 December 2000 £164m) and other investments include £138m (31 December 2000 £nil) held by Lattice's insurance subsidiary undertaking. The effective interest rates of the Group's investments at 31 March 2002 were between 1.6% and 8.0% (31 December 2000 0.9% and 9.0%).

The currency and interest rate composition of the Group's current asset investment portfolio, after taking account of currency and interest rate swaps, is:

	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	As at 31 Mar 2002 Total £m	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	As at 31 Dec 2000 Total £m
Currency:								
Sterling	4.5	142	90	**232**	4.8	219	–	219
US dollars	1.8	2	–	**2**	6.4	4	–	4
		144	90	**234**		223	–	223

All the current asset investments have a maturity within 12 months.

17 Borrowings

The Group's treasury policy and other borrowings information disclosed on page 38, as part of the Operating and financial review, form part of this note.

amounts falling due within one year	The Group As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Bank loans and overdrafts	**143**	8
Bills of exchange payable	**–**	40
Commercial paper	**8**	824
Bonds	**443**	490
Other loans	**4**	–
Obligations under finance leases	**–**	9
Total borrowings due within one year	**598**	1,371

amounts falling due after more than one year	The Group As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Bonds (a)	**5,712**	4,860
Obligations under finance leases	**–**	1
Total borrowings due after more than one year	**5,712**	4,861
Gross borrowings	**6,310**	6,232

a) Bonds falling due after more than one year include the bond package issued on the 1999 Restructuring and Refinancing. On issue the package included three types of bonds: £503m 7.0% fixed rate, due 2024; £503m floating rate due 2009; £503m 4.1875% index-linked due 2022. Interest of £10m (31 December 2000 £15m) has accreted on index-linked bonds during the period and has also been included in bonds falling due after more than one year.
Bonds falling due after more than one year also include the amount of £57m (31 December 2000 £50m), including accretion of interest to 31 March 2002, in respect of a zero coupon bond, due 2021, that had a market value of £243m (31 December 2000 £223m).
The notional amount at maturity of the Group's debt portfolio is £7,429m (31 December 2000 £7,315m). Foreign currency denominated debt has been translated into sterling at closing rates of exchange. The significant difference between maturity value and book value as stated above relates principally to the issuance of long-term zero coupon bonds.

As noted in the Basis of consolidation on page 53, the Group's subsidiary undertaking Transco is ring-fenced for regulatory purposes. This includes a significant proportion of the Group's net debt. The table below analyses the Group's gross borrowings/(resources) between those inside the ring-fence and those outside the ring-fence.

The Group

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Transco (ring-fenced)	**5,180**	5,390
Transco Holdings	**1,545**	1,511
Lattice Group Holdings	**23**	10
Less: intra-group items (a)	**(438)**	(679)
Gross borrowings	**6,310**	6,232

a) Represents intra-group funding to Transco and Transco Holdings from other Lattice Group companies eliminated on consolidation.

Undrawn committed borrowing facilities are as follows:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Within one year	**863**	656
Between one and two years	**24**	23
Between two and three years	**–**	24
Between three and four years (a)	**715**	–
Between four and five years	**–**	600
Between six and seven years (b)	**39**	–
	1,641	1,303

a) Transco Holdings plc has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.6), with an exercise date of 14 March 2003. If this option is exercised, Transco Holdings plc would make a net gain of £3m on the sale of the equity in British Transco Finance (No.6). If this option is exercised, an intercompany loan of £115m from British Transco Finance (No.6) will be novated to Transco plc and will become a floating rate external loan due 2006.

b) Transco plc has sold a call option on the equity of its subsidiary undertaking British Transco Finance (No.4) with an exercise date of 10 September 2002. If this option is exercised, Transco plc would make a net gain of £1m on the sale of the equity in British Transco Finance (No.4). If this option is exercised, an intercompany loan of £39m from British Transco Finance (No.4) to Transco plc will become a floating rate external loan due 2008.

17 Borrowings *continued*

Maturity profile of the Group's total financial liabilities

The following table analyses the Group's total financial liabilities, comprising gross borrowings after taking account of currency and interest rate swaps. These are repayable as follows:

	Gross borrowings		Net borrowings	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Within one year	**598**	1,371	**346**	1,141
Between one and two years	**492**	312	**492**	312
Between two and three years	**517**	707	**517**	707
Between three and four years	**68**	443	**68**	443
Between four and five years	**1,000**	147	**1,000**	147
After five years	**3,635**	3,252	**3,635**	3,252
	6,310	6,232	**6,058**	6,002

Further information on total financial liabilities is given in note 18, below.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

Obligations under finance leases included above are repayable as follows:

The Group

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Within one year	**–**	9
Between one and two years	**–**	1
	–	10

18 Currency and interest rate composition of the Group's financial liabilities and borrowings

The following tables analyse the currency and interest rate composition of the Group's gross borrowings of £6,310m (31 December 2000 £6,232m) and net borrowings of £6,058m (31 December 2000 £6,002m) before and after taking swaps into account.

Currency composition of the Group's borrowings

	Gross borrowings				Net borrowings			
	% after taking swaps into account		% before taking swaps into account		% after taking swaps into account		% before taking swaps into account	
	As at 31 Mar 2002	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000
Currency:								
Sterling	**100**	100	**56**	50	**100**	100	**57**	51
US dollars	**–**	–	**20**	35	**–**	–	**20**	35
Other	**–**	–	**24**	15	**–**	–	**23**	14

The Lattice Group has sold an option to a counterparty which gives that party the right, but not an obligation, to receive an amount of yen from the Lattice Group in December 2002 in return for paying the Lattice Group an amount in US dollars, Swiss francs or euros. The option was put in place to hedge a ¥55,000m (£263m) denominated bond issued by the Lattice Group under which the Lattice Group has the right to re-denominate the principal in US dollars, Swiss francs or euros. There is, therefore, no underlying foreign currency exposure on this transaction. This is excluded from the above table as a result of the option to re-denominate in the currencies stated.

18 Currency and interest rate composition of the Group's financial liabilities and borrowings *continued*

Interest rate composition of the Group's borrowings

	Gross borrowings				Net borrowings			
	% after taking swaps into account		% before taking swaps into account		% after taking swaps into account		% before taking swaps into account	
	As at 31 Mar 2002	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000
Basis:								
Fixed rate	**54**	47	**79**	78	**54**	45	**80**	78
Floating rate	**46**	53	**21**	22	**46**	55	**20**	22

The effective interest rates after taking swaps into account during the period were between 2.7% and 9.1% (31 December 2000 4.5% and 11.0%).

The interest rates on those Group borrowings which are at floating rates are determined by the prevailing London Interbank Offered Rate (LIBOR) for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

Currency and interest rate composition of financial liabilities of the Group

The following table analyses the currency and interest rate composition of the Group's financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps:

as at 31 March 2002	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	**Total £m**
Currency:					
Sterling	7.4	5.9	3,407	2,903	**6,310**

as at 31 December 2000	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	**Total £m**
Currency:					
Sterling	7	6.99	2,919	3,313	**6,232**

For the purposes of the above tables, debt with a maturity within one year, such as commercial paper, bills of exchange and other money market borrowings, has been treated as fixed. Index-linked bonds have been treated as floating. Borrowings falling due after more than one year of £5,712m (31 December 2000 £4,861m) can be analysed, after currency and interest rate swaps, as fixed interest rate 49% (31 December 2000 38%) and floating interest rate 51% (31 December 2000 62%).

19 Currency analysis of the Group's net assets

There are no material net assets before gross borrowings or gross borrowings after swaps denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

Currency exposure of the Group's net monetary assets/(liabilities)

There are no material net monetary assets or liabilities of the Group which are denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

20 Financial instruments

Derivatives

For an explanation of policy on derivatives, see the Operating and financial review on page 38.

The notional principal amounts of derivatives are:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Foreign currency swap agreements and foreign exchange contracts	**3,744**	3,879
Interest rate swap agreements	**3,016**	2,535
Forward rate agreements (a)	**3,678**	–

a) Forward rate agreements have been entered into to manage the exposure to short-term interest rate movements.

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of the Group through the use of derivatives. The amounts exchanged are based upon the notional amounts and the other terms of the derivatives, including interest rates and exchange rates. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

20 Financial instruments *continued*

Counterparty risk

The Group's counterparty exposure under foreign currency swaps and foreign exchange contracts was £297m (31 December 2000 £165m) and interest rate swaps £37m (31 December 2000 £51m). The Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Fair values of financial instruments

	As at 31 Mar 2002		As at 31 Dec 2000	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	**(598)**	**(598)**	(1,371)	(1,371)
Long-term borrowings	**(5,887)**	**(6,410)**	(5,027)	(5,198)
Current asset investments	**234**	**234**	223	223
Cash at bank and in hand	**18**	**18**	7	7
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate-related derivatives	**–**	**31**	–	43
Currency rate-related derivatives	**175**	**248**	166	132
Unrecognised total net gains (see Gains and losses on hedges below)	**175**	**279**	166	175

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximate to book value due to the short maturity of these instruments. Short-term debtors and creditors have been excluded from the disclosures in the table above.

No adjustments have been made in the above table for accrued interest on primary financial instruments or the related derivative financial instruments.

Gains and losses on hedges

The table below shows the extent to which the Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the period.

	Unrecognised			Deferred		
	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m
Gains/(losses) on hedges at 1 January 2001	*174*	*(165)*	9	27	(85)	(58)
Transfer from gains to losses	–	–	–	–	–	–
Transfer from losses to gains	(10)	10	–	–	–	–
Losses/(gains) arising in previous years that were recognised in the period to 31 March 2002	(31)	16	(15)	(7)	15	8
Gains/(losses) not recognised in the period to 31 March 2002						
Arising before 1 January 2001	133	(139)	(6)	20	(70)	(50)
Arising in the period to 31 March 2002	31	79	110	9	(19)	(10)
Gains/(losses) on hedges as at 31 March 2002	**164**	**(60)**	**104**	**29**	**(89)**	**(60)**
Of which:						
Gains/(losses) expected to be included in 2003 income	7	–	7	8	(14)	(6)
Gains/(losses) expected to be included in 2004 income or later	157	(60)	97	21	(75)	(54)

Hedges of future transactions

As at 31 March 2002 the notional value of future transactions hedged was £25m (31 December 2000 £25m).

21 Other creditors

amounts falling due within one year	The Group As at 31 Mar 2002 £m	The Group As at 31 Dec 2000 £m	The Company As at 31 Mar 2002 £m	The Company As at 31 Dec 2000 £m
Trade creditors	**272**	297	**–**	–
Interest payable	**150**	92	**–**	–
Taxation and social security (a)	**25**	68	**20**	5
Other creditors	**328**	194	**2**	–
Accruals and deferred income	**364**	253	**20**	–
Proposed dividend	**189**	123	**189**	123
	1,328	1,027	**231**	128

amounts falling due after more than one year	The Group As at 31 Mar 2002 £m	The Group As at 31 Dec 2000 £m	The Company As at 31 Mar 2002 £m	The Company As at 31 Dec 2000 £m
Accruals and deferred income (b)	**951**	874	**–**	–
Total other creditors	**2,279**	1,901	**231**	128

a) The Group's balance as at 31 March 2002 includes £nil corporation tax payable (31 December 2000 £45m).
b) Accruals and deferred income for amounts falling due after more than one year relate principally to contributions to capital projects.

22 Provisions for liabilities and charges

The Group	As at 1 Jan 2001 (as restated) (a) £m	Profit and loss charge/(credit) £m	Unwinding of discount £m	Paid £m	Transfers and other adjustments £m	As at 31 Mar 2002 £m
Pension costs	288	37	–	(300)	–	**25**
Environmental costs	298	–	21	(44)	(9)	**266**
Deferred tax	626	(74)	27	–	–	**579**
Restructuring costs	57	65	–	(30)	–	**92**
Other	49	12	–	–	–	**61**
	1,318	40	48	(374)	(9)	**1,023**
The Company						
Pension costs	288	37	–	(300)	–	**25**

a) *Figures as at 1 January 2001 have been restated in accordance with FRS 19. For further information see below and also note 1, page 63.*

A brief description of each provision, together with estimates of the timing of expenditure, is given below:

Pension costs

This represents the difference between the net charge or net credit to the profit and loss account in respect of pension costs and the contributions to the pension scheme (see Principal accounting policies, page 53 and note 27, page 86). A special pension contribution of £275m was made to the Lattice Group Pension Scheme in March 2002.

Environmental costs

The undiscounted provision of £345m as at 31 March 2002 (31 December 2000 £364m) for statutory decontamination costs of old gas manufacturing sites is determined by periodic assessments undertaken by environmental specialists. The provision has been discounted at 6%, a discount rate which reflects the specific risks associated with environmental property issues. The expected payment dates for statutory decontamination remain uncertain. The Group does not provide for non-statutory decontamination costs.

Deferred corporation tax

FRS 19, requiring full provision for deferred tax, has been adopted by the Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19, there has been an increase in the deferred tax liability of £599m as at 31 March 2002 (31 December 2000 £670m). The provision is discounted as permitted by FRS 19. Discount rates used are the post-tax yields to maturity on government bonds with maturity dates similar to those of the deferred tax assets/liabilities. The average discount rate used is 3.61% (31 December 2000 3.20%). A deferred tax asset of £20m as at 31 March 2002 (31 December 2000 £44m), as a result of the implementation of FRS 19, has been reclassified from debtors due after more than one year, where it was previously recorded. The effect on the tax charge is shown in the table overleaf:

22 Provisions for liabilities and charges *continued*

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Origination and reversal of timing differences	**(49)**	(20)
Change in discount rate	**(49)**	(20)
Unwinding of discount	**27**	21
Impact of implementing FRS 19	**(71)**	(19)
Origination and reversal of timing differences previously reported within debtors due after more than one year	**24**	22
Total deferred tax (credit)/charge (a)	**(47)**	3

a) For further information see note 7, page 69.

The provision for deferred tax can be analysed as follows:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Accelerated capital allowances	**1,232**	1,275
Swap termination (previously reported within debtors due after more than one year)	**53**	48
Pension cost (previously reported within debtors due after more than one year)	**(67)**	(86)
Other	**(34)**	(28)
Undiscounted provision for deferred tax	**1,184**	1,209
Discount	**(605)**	(583)
Discounted provision for deferred tax	**579**	626
Provision at start of period	**626**	623
Deferred tax (credit)/charge (above)	**(47)**	3
Provision at end of period	**579**	626

Restructuring costs

As at 31 March 2002, £40m of the total restructuring cost provision, (31 December 2000 £57m) consisted primarily of provisions for disposal of surplus leasehold interests and rent and rates payable on surplus properties. The expected payment dates for property restructuring costs remain uncertain. The profit and loss charge for the 15 months ended 31 March 2002 comprises staff redundancy costs of £15m in respect of a restructuring review of Advantica and £50m in respect of Transco.

Other

This comprises estimates of liabilities in respect of past events incurred by the Group's insurance subsidiary undertaking. This includes provision for employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date.

23 Share capital

Authorised	Number of shares As at 31 Mar 2002 m	Number of shares As at 31 Dec 2000 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Equity				
Ordinary shares of 10 pence each	**5,000**	5,000	**500**	500
Non-equity				
Special rights share of 10 pence	**-**	-	**-**	-

Allotted and fully paid	Number of shares As at 31 Mar 2002 m	Number of shares As at 31 Dec 2000 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Equity				
Ordinary shares of 10 pence each	**3,528**	3,528	**353**	353
Non-equity				
Special rights share of 10 pence	**-**	-	**-**	-

Certain special rights, set out in the Company's Articles of Association, attach to the Special rights share issued to HM Government. This share carries no rights to capital or profits beyond its nominal value.

24 Capital and reserves

The Group

	Called up share capital £m	Other reserve (a) £m	Revaluation reserve £m	Profit and loss account reserve £m	Joint ventures and associated undertakings £m	Total £m
As at 1 January 2001 (as previously stated)	353	(5,731)	6,659	4,992	(6)	6,267
Restatement of opening balances: (b)						
Historical cost accounting	–	–	(6,609)	–	–	(6,609)
Accounting for deferred tax	–	–	–	(670)	–	(670)
As at 1 January 2001 (as restated)	353	(5,731)	50 (c)	4,322	(6)	(1,012)
Transfer from profit and loss account	–	–	–	220	(71)	149
Reduction in revaluation reserve on reclassification of investment properties	–	–	(50)	–	–	(50)
Unrealised gain on transfer of fixed assets to a joint venture (d)	–	12	–	–	–	12
Acquisition of SST (see note 13, page 74)	–	–	–	(74)	74	–
As at 31 March 2002	**353**	**(5,719)**	**–**	**4,468**	**(3)**	**(901)**

The Company

	Called up share capital £m	Profit and loss account reserve £m	Total £m
As at 1 January 2001	353	441	794
Transfer from profit and loss account	–	91	91
As at 31 March 2002	**353**	**532**	**885**

The Group profit and loss account reserve includes £626m in respect of Transco plc. Transco plc is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating (see Regulation, page 48).

Distribution of the profit and loss account reserves of the Group's other subsidiary undertakings is not materially restricted.

The historical cost profit for the 15 months ended 31 March 2002, dealt with in the accounts of the Company, was £406m (12 months ended 31 December 2000 £564m). As permitted by section 230(3) of the Companies Act 1985, no profit and loss account is presented for the Company.

a) Other reserve is a non-distributable reserve which primarily represents the difference between the carrying value of subsidiary undertakings, investments and their respective capital structures following the Demerger and the 1999 Restructuring and Refinancing of £(5,745)m. Also included are unrealised gains of £26m on transfer of fixed assets to SST when it was a joint venture (see 24(d) below).

b) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

c) *The revaluation reserve as at 1 January 2001 relates to investment properties. These properties have been reclassified as other land and buildings and are now reported at historical cost. There is, therefore, no closing revaluation reserve.*

d) The unrealised gains will be realised and transferred to the profit and loss account reserve either on sale of shares in SST by the Group or on sale by SST of the assets transferred.

25 Commitments and contingencies

Following the demerger from British Gas plc of Centrica plc in 1997, the Restructuring and Refinancing in 1999 and the Demerger in 2000, the Group continues to provide a number of indemnities and guarantees to third parties. Some of these indemnities and guarantees do not relate to the ongoing businesses of the Group, as shown in the table below:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
In respect of Group activities (a)	**2,399**	3,546
On behalf of third parties (b)	**441**	1,166
Total commitments and guarantees	**2,840**	4,712
a) Commitments in respect of Group activities		
Loan guarantees on behalf of subsidiaries (i)	**1,941**	2,773
Committed contracts for capital expenditure (ii)	**189**	399
Operating leases (iii)	**98**	204
Other (iv)	**171**	170
Total commitments for Group activities	**2,399**	3,546

25 Commitments and contingencies *continued*

i) Loan guarantees on behalf of subsidiaries

Transco, a subsidiary undertaking of Lattice, has guaranteed the repayment of the principal sums, any associated premium and interest on loans due from its financial subsidiary undertakings to third parties. As at 31 March 2002, the sterling equivalent amounted to £1,868m (31 December 2000 £2,773m). The Company has guaranteed the repayment of the principal sum, any associated premium and interest on a loan due from Lattice Telecom Finance Limited, a subsidiary undertaking of the Company. As at 31 March 2002, the sum guaranteed amounted to £73m (31 December 2000 £nil).

ii) Committed contracts for capital expenditure

As at 31 March 2002, Lattice Group had placed contracts for capital expenditure (tangible fixed assets and investments) amounting to £189m (31 December 2000 £399m). The Company has not placed any contracts for capital expenditure.

iii) Operating leases

Lattice Group had commitments for the following year under operating leases expiring as follows:

	Land and buildings	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Expiring:		
Within one year	**–**	–
Between one and five years	**1**	1
Thereafter	**5**	11
	6	12

Commitments under operating leases for Lattice Group were payable as follows:

	Land and buildings	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Amounts due within:		
One year	**6**	12
Two years	**6**	14
Three years	**6**	14
Four years	**6**	14
Five years	**6**	13
Thereafter	**68**	137
As at end of period	**98**	204

Lattice Group had no operating lease commitments other than land and buildings at 31 March 2002 (31 December 2000 £nil). The Company had no operating lease commitments as at 31 March 2002 (31 December 2000 £nil).

Lattice Group's commitments under finance leases entered into before, but which commence after, 31 March 2002 were £nil (31 December 2000 £nil).

iv) Other

The value of other commitments and contingencies as at 31 March 2002 amounted to £171m (31 December 2000 £170m).

v) Legal and other proceedings

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office announced on 28 February 2002 its decision to prosecute Transco for culpable homicide or, in the alternative, breach of the Health and Safety at Work Act. A trial date is awaited. Various Group undertakings are parties to other legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, the Directors believe that they will be disposed of without significant effect on the net asset position as shown in these financial statements.

b) Commitments on behalf of third parties

i) BG Group

In 2001, Transco was released from the guarantee it provided of BG Group's obligations relating to its interests in the Karachaganak gas condensate field. The value of outstanding BG Group commitments and contingencies (mainly the provision of guarantees and indemnities to third parties in respect of cross-default obligations) was £441m (31 December 2000 £1,166m), of which £93m (31 December 2000 £95m) related to joint ventures and associated undertakings which were transferred to BG Energy Holdings as part of the Restructuring and Refinancing.

ii) Centrica

In 1997 Transco, as part of the arrangements for the Centrica demerger, gave financial guarantees to particular industrial and commercial customers (principally UK power generators) of Centrica as to the performance by Centrica of certain long-term interruptible gas supply contracts over periods of up to 15 years. As at 31 March 2002, the aggregate minimum volume of gas that customers are obliged to take under their contracts, during their remaining supply periods, was approximately 6bn therms (31 December 2000 approximately 7bn therms). Centrica and its subsidiary undertaking, British Gas Trading Limited, have agreed to indemnify Transco against any liabilities incurred by it under such guarantees and, in certain circumstances, to provide Transco with secured cash collateral, such obligations being guaranteed by further subsidiary undertakings of Centrica.

25 Commitments and contingencies *continued*

c) Cross indemnity and cross guarantees

A proportion of the Group's total indemnities and guarantees are backed by further cross guarantees from third parties as shown below.

Following the Restructuring and Refinancing, Transco, a subsidiary undertaking of Transco Holdings, procured an indemnity from BG Energy Holdings dated 10 March 2000 (the BGEH Indemnity) which operated to indemnify it in respect of its liabilities and potential liabilities under certain obligations which fall within the definition of cross-default obligations. These obligations include financial or performance guarantees given by Transco in respect of BG Energy Holdings Limited which amount (see (b) above) to approximately £441m (31 December 2000 £1,166m) of Lattice's total commitments and contingencies of £2,840m (31 December 2000 £4,712m).

BG Group has been working with Transco since early 1999 to remove all the relevant guarantees or to replace Transco with an alternative guarantor which is not part of the Lattice Group. This process continues following the Demerger. For any guarantees that have not been replaced, Transco will continue to provide such guarantees on an arm's length basis until they are removed or replaced. As at 31 March 2002, the contingent liabilities of Transco under the majority of these guarantees are not significant on an individual basis although Transco's aggregate liability under these guarantees could be significant.

Upon Demerger, due to the requirement in the Licence that a 'related person' indemnifies Transco, the BGEH Indemnity was replaced by an indemnity from Transco Holdings to Transco. Upon Demerger, BG Energy Holdings Limited indemnified Transco Holdings in relation to cross-default obligations which relate to its businesses.

The amounts shown above in (b) include those sums covered by cross-indemnities.

26 Related party transactions

BG Group plc

On 23 October 2000, the Lattice Group was demerged from BG Group. Previously, BG Group exercised control over all of the businesses within the Lattice Group and provided a number of services to those businesses, including corporate centre services, and, in some cases, also received services from them, including vehicle and property leasing and research and development. All transactions between the groups since 23 October 2000 have been on an arm's length basis on normal commercial terms.

Following Demerger, employees of companies in BG Group continued to participate in the Lattice Group Pension Scheme (the Scheme) until 4 July 2001. Thereafter, a share of assets and liabilities of the Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the new BG Group pension scheme was approximately 2% of the Scheme assets.

Details of related party transactions are set out below:

	12 months ended 31 Dec 2000 £m
Income receivable from BG Group companies (a)	54
Charges payable to BG Group companies (a)	(97)

	As at 31 Dec 2000 £m
Balance owed by BG Group companies (a)	10

a) Transactions between Lattice Group and BG Group occurred during the 15 months to 31 March 2002, however they are not disclosed, as the related party relationship did not exist during the period.

A number of Lattice subsidiaries have arm's length, commercial trading arrangements for the provision of services to BG Group companies. As explained in note 25(c), Transco has provided financial and performance guarantees to BG Group companies on an arm's length basis.

Prior to Demerger in 2000, Lattice received a net funding amount of £505m from BG Group (note 28(f), page 89) and paid an interim dividend of £123m to BG Group.

During the 15 months ended 31 March 2002 there were a number of transactions between the Company and its subsidiary undertakings, joint ventures and associated undertakings. These transactions have not been disclosed as they are either eliminated on consolidation and therefore exempt from disclosure or are considered to be insignificant except for the transfer of sites to the then joint venture, SST, (see note 12, page 73).

27 Pensions and post-retirement benefits

Pension scheme

Substantially all of the Group's employees are members of the Lattice Group Pension Scheme (the Scheme). The Scheme provides final salary defined benefits for employees joining up to 31 March 2002. A defined contributions section has been added from 1 April 2002 for employees joining from that date. The Scheme is self-administered and funded to cover pension liabilities in respect of service up to *the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary* certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Scheme's assets, are expected to be sufficient to fund the benefits payable under the Scheme.

Following Demerger, employees of companies in the Lattice Group have continuing Scheme membership. Employees of BG Group continued to participate in the Scheme until 4 July 2001. Thereafter, a share of the assets and liabilities of the Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the BG Group pension scheme was approximately 2% of the Scheme assets.

An independent actuarial valuation of the Scheme was last undertaken as at 31 March 2001. The long-term assumptions used in the actuarial valuation were as follows:

	31 Mar 2001 valuation %	31 Mar 1998 valuation %
Rate of price inflation and pensions increases	2.3	3.0
Future increases in pensionable earnings	4.3	5.0
Annual rate of return on existing investments	5.3	5.7
Annual rate of return on future contributions	6.1	7.0

Excluding assets and liabilities attributable to BG Group members who left the Scheme on 4 July 2001, the independent actuarial valuation as at 31 March 2001 showed that the aggregate market value of the Scheme's assets was £11,963m (31 March 1998 £11,820m). The value of those assets was 104% (31 March 1998 109%) of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual is 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers' contributions could be maintained at the level of 3% until March 2004. Employers' contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which must be no later than as at 31 March 2004.

Pension provision and costs

Under Statement of Standard Accounting Practice (SSAP) 24, the cost of providing pensions is charged to the profit and loss account over the periods of the employees' service. In some periods, based on actuarial advice on funding requirements, the cash contributions paid to the Scheme may differ from the profit and loss account charge. When the cash contributions are below the profit and loss account charge a provision is created in the balance sheet. This would be reversed when cash contributions exceed the profit and loss charge.

The movement in the balance sheet provision under SSAP 24 is set out below:

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m
Balance at beginning of period	**288**	367
Profit and loss charge/(credit):		
Regular pension cost	**125**	66
Amortisation of surplus	**(110)**	(154)
Interest on balance sheet provision	**22**	21
	37 (a)	(67) (a)
Contributions paid	**(300)(b)**	(12)
Balance at end of period	**25**	288

a) Profit and loss charge/(credit) in the 15 months ended 31 March 2002 comprises £93m charged to business units (12 months ended 31 December 2000 £23m) and £56m Pension credit (12 months ended 31 December 2000 £90m).
b) Includes £275m special contribution made to the Scheme in March 2002.

Pension costs have been based on the 31 March 2001 actuarial valuation with effect from 1 April 2001. Prior to that date the pension costs were based on the 31 March 1998 actuarial valuation, with an adjustment to allow for the effect, as calculated by the actuary, of the benefit improvements granted on the merger of the BG Staff Pension Scheme and the BG Corporation Pension Scheme with effect from 1 April 2000.

Post-retirement benefits

The Group has no material post-retirement benefits other than pensions.

27 Pensions and post-retirement benefits *continued*

Financial Reporting Standard (FRS) 17 – Retirement Benefits

FRS 17 was issued on 30 November 2000. FRS 17 allows for a long implementation period up to 2004. The Group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Under the transitional provisions of FRS 17 certain disclosures are required on the basis of the valuation methodology required by FRS 17.

FRS 17 represents a significant change in accounting for pensions from that required by SSAP 24. Under FRS 17 pension assets, liabilities and charges are subject to the volatility of short-term market fluctuations, as Scheme assets are valued at market value at each balance sheet date and the present value of Scheme liabilities is calculated by discounting estimated pension obligations by reference to estimated yields on AA corporate bonds.

The required FRS 17 disclosures for 2002, set out below, have been calculated by qualified independent actuaries based on the assumptions used in the most recent actuarial valuation of the Scheme completed as at 31 March 2001, reviewed and updated to 31 March 2002.

Principal assumptions

For FRS 17 purposes, the principal financial assumptions as at 31 March 2002 used by the actuary were as follows:

	%
Rate of price inflation	2.75
Rate of increase in pensions in payment and deferred pensions	2.75
Future increases in pensionable earnings	4.75
Discount rate	5.8

Pension assets/(liabilities)

as at 31 March 2002	Proportion of Scheme assets %	Long-term rate of return expected %	£m
Scheme assets:			
Equities	57	7.5	6,613
Bonds	11	5.7	1,324
Gilts	21	5.2	2,501
Property	7	6.5	769
Other	4	4.5	481
Total market value of Scheme assets			11,688
Present value of Scheme liabilities			(11,315)
Surplus in the Scheme			*373*
Related deferred tax liability			(112)
Net pension asset			261

An increase of 0.1% in the discount rate would decrease the present value of liabilities by around £180m and increase the net pension asset by around £126m and vice versa.

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss account reserve as at 31 March 2002 would be as follows:

	£m
Consolidated net liabilities	(905)
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Net liabilities excluding pension asset and liability	(888)
FRS 17 net pension asset – Lattice Group Pension Scheme	261
FRS 17 net pension liability – unfunded unapproved pension arrangements (a)	(11)
	250
Net liabilities including pension asset and liability	(638)
Group profit and loss account reserve	4,468
Pension liabilities already provided for in the accounts (net of deferred tax)	17
Profit and loss account reserve excluding pension asset and liability	4,485
Pension account reserve	250
Profit and loss account reserve	4,735

a) Represents amounts payable to current and former senior employees under the Lattice Group Supplementary Benefits Scheme. Under this scheme, Lattice Group has agreed to increase the retirement benefits of these employees to at least the level which would be payable under the Lattice Group Pension Scheme, were it not subject to the earnings cap, which restricts the amount of pay which can be used to calculate pensions due from a tax approved pension scheme.

On adoption of FRS 17, the net of the pension costs provision (£25m at 31 March 2002, see note 22, page 81) and the related deferred tax asset (£8m at 31 March 2002) would be credited to the profit and loss account reserve by means of a prior year adjustment.

28 Notes to the consolidated cash flow statement

a) Cash flow from operating activities

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Historical cost Group operating profit	**1,039**	*575*	1,139
Exceptional operating items	**365**	*365*	-
Historical cost depreciation	**531**	*431*	379
Amortisation	**9**	*8*	-
Provisions for liabilities and charges	**(250)**	*(238)*	(85)
Movements in working capital:			
Stocks – (increase)/decrease	**(23)**	*(11)*	5
Trade and sundry debtors – decrease	**250**	*28*	46
Trade and sundry creditors – increase/(decrease)	**202**	*(155)*	9
Long-term creditors – increase	**115**	*98*	49
	544	*(40)*	109
Cash inflow from operating activities before exceptional items (b)	**2,238**	*1,101*	1,542
Expenditure relating to exceptional items:			
Restructuring costs (see note 22, page 81)	**(30)**	*(27)*	(12)
Environmental costs (see note 22, page 81)	**(44)**	*(38)*	(24)
	(74)	*(65)*	(36)
Net cash inflow from operating activities (c)(d)	**2,164**	*1,036*	1,506

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 63.

b) *The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for both the 12 month and 15 month periods ended 31 March 2002.*

c) The acquisition of Stoner during 2001 contributed £3m to the net cash inflow from operating activities of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

d) The acquisition of control of SST during 2001 contributed £10m to the net cash inflow from operating activities of the Group, for both the 12 month and 15 month *periods ended 31 March 2002.*

b) Returns on investments and servicing of finance

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Interest received	**37**	*29*	16
Interest paid	**(434)**	*(374)*	(462)
Interest element of finance lease rentals	**4**	*3*	2
Finance lease charges	**(5)**	*(5)*	-
Net cash outflow from returns on investments and servicing of finance (a) (b)	**(398)**	*(347)*	(444)

a) The acquisition of Stoner during 2001 contributed £nil to the net cash outflow from returns on investments and servicing of finance of the Group, during both the 12 month and 15 month periods ended 31 March 2002.

b) The acquisition of control of SST during 2001 contributed £(2)m to the net cash outflow from returns on investments and servicing of finance of the Group, during both the 12 month and 15 month periods ended 31 March 2002.

c) Capital expenditure and financial investment

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Payments to acquire intangible fixed assets	**(7)**	*(7)*	-
Payments to acquire tangible fixed assets	**(1,488)**	*(1,235)*	(753)
Purchases of fixed asset investments	**-**	*-*	(5)
Net investment in finance leases	**8**	*8*	5
Receipts from disposal of tangible fixed assets	**179**	*163*	120
Receipts from disposal of shares by employee share plan	**78**	*50*	-
Receipts from disposal of fixed asset investments	**2**	*2*	-
Net cash outflow from capital expenditure and financial investment (a)(b)	**(1,228)**	*(1,019)*	(633)

a) The acquisition of Stoner during 2001 contributed £(1)m to the net cash outflow from capital expenditure and financial investment of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

b) The acquisition of control of SST during 2001 contributed £(25)m to the net cash outflow from capital expenditure and financial investment of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

28 Notes to the consolidated cash flow statement *continued*

d) Acquisitions and disposals

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Purchases of subsidiary undertakings	**(25)**	*(25)*	(5)
Cash balances acquired with subsidiary undertakings	**9**	*9*	-
Purchases of joint ventures and associated undertakings	**(6)**	*(6)*	-
Net cash outflow from acquisitions and disposals (a)(b)	**(22)**	*(22)*	(5)

a) The acquisition of Stoner during 2001 contributed £1m inflow to the net cash outflow from acquisitions and disposals of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

b) The acquisition of control of SST during 2001 contributed £9m inflow to the net cash outflow from acquisitions and disposals of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

e) Management of liquid resources (a)

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Payments to acquire investments with an original maturity date of less than one year	**(3,822)**	*(3,425)*	(5,490)
Receipts from disposal of investments with an original maturity date of less than one year	**3,811**	*3,436*	5,688
Net cash (outflow)/inflow from the management of liquid resources (b)(c)	**(11)**	*11*	198

a) Includes money market, listed and unlisted investments.

b) The acquisition of Stoner during 2001 contributed £nil to the net cash (outflow)/inflow from the management of liquid resources of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

c) The acquisition of control of SST during 2001 contributed £nil to the net cash (outflow)/inflow from the management of liquid resources of the Group, for both the *12 month and 15 month periods ended 31 March 2002.*

f) Financing activities

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m	12 months ended 31 Dec 2000 £m
Net decrease in short-term borrowings	**(1,309)**	*(307)*	(981)
Net increase in long-term borrowings	**1,283**	*1,077*	188
Capital element of finance lease rentals	**(10)**	*(7)*	(9)
	(36)	*763*	(802)
Funding movement on Demerger	**-**	*-*	505
Net cash (outflow)/inflow from financing activities (a)(b)	**(36)**	*763*	(297)

a) The acquisition of Stoner during 2001 contributed £nil to the net cash (outflow)/inflow from financing activities of the Group, for both the 12 month and 15 *month periods ended 31 March 2002.*

b) The acquisition of control of SST during 2001 contributed £16m inflow to the net cash (outflow)/inflow from financing activities of the Group, for both the 12 month and 15 month periods ended 31 March 2002.

g) Significant non-cash transaction

In the 12 month and 15 month periods ended 31 March 2002 and the 12 months ended 31 December 2000 the only significant non-cash transaction was the transfer of fixed assets to the newly formed joint venture, SST, in return for a 50% interest (see note 12, page 73).

29 Principal subsidiary undertakings, joint ventures and associated undertakings

The companies listed below, which are all subsidiary undertakings, are those in which the Group's principal operating and financing activities are undertaken. A full list of subsidiary undertakings, joint ventures and associated undertakings will be included in the next Annual Return filed with the Registrar of Companies. Each of the companies listed is included in the consolidation of the Group's results.

as at 31 March 2002	Country of incorporation and operation	Activity	Group holding % (a)	Group share of net assets % (b)
Transco plc	England	Gas transportation	100	100
Transco Holdings plc	England	Group holding company	100	100
British Transco International Finance B.V.	The Netherlands	Financing	100	100
British Transco Finance Inc.	USA	Financing	100	100
British Transco Capital Inc.	USA	Financing	100	100
Lattice Group Holdings Limited	England	Group holding company	100	100
Lattice Energy Services Ltd	England	Energy services	100	100
Lattice Insurance Company Limited	Isle of Man	Insurance	100	100
Lattice Property Portfolio Ltd	England	Property	100	100
The Leasing Group plc	England	Leasing	100	100
Advantica Technologies Ltd	England	Technology	100	100
Advantica Technologies Inc.	USA	Technology	100	100
Stoner Associates Inc.	USA	Technology	100	100
First Connect Ltd	England	Connections	100	100
186k Ltd	England	Telecommunications	100	100
SST (UK) Ltd (formerly known as SpectraSite Transco Communications Ltd)	England	Telecommunications	100	100
Eastlands (Benefits Administration) Ltd	England	Pensions administration	100	100

a) Ordinary shares.
b) Net assets attributable to equity shareholders.

All the principal subsidiary undertakings have changed their year-end to 31 March and are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V. which will change its year-end to 31 March 2003, as prospective notice is required under Dutch law.

30 Modified historical cost information

In accordance with FRS 18 'Accounting Policies' and following the Price Control Review, the Directors have reviewed the accounting policies of the Group and the Group has changed its accounting convention from modified historical cost to historical cost. The financial statements have been prepared on a historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of the Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, regulatory assets are valued at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Great Britain.

Differences between modified historical cost and historical cost profit comprise:

i) depreciation adjustment – the additional sum necessary to bring the historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets;
ii) profit on the disposal of fixed assets adjustment – the difference between modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m
Total operating profit		**795**	1,010
Profit for the financial period		**243**	402
Earnings per ordinary share	– basic	**7.0p**	11.6p
	– before exceptional items	**14.3p**	12.2p
Dividends per ordinary share	– interim	**3.6p**	3.5p
	– second interim	**5.4p**	–
	– final	–	3.5p

a) The 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m
Net assets (b)	**5,113**	5,597

a) The 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 63.
b) During the 15 months ended 31 March 2002, a review of the carrying value of Transco and Telecoms assets resulted in a reduction in net assets amounting to £715m (£50m on a historical cost basis) and £250m (£250m on a historical cost basis) respectively.

31 US generally accepted accounting principles

The Group is not registered with the Securities and Exchange Commission (SEC) and has no requirement to prepare information on the basis of US generally accepted accounting principles (US GAAP). However, in view of the Proposed Merger with National Grid, which is a SEC registrant, the Group has chosen to include additional information prepared in accordance with US GAAP. The Group prepares its consolidated financial statements in accordance with generally accepted accounting principles applicable in the UK (UK GAAP), which differ in certain significant respects, as set out below, from those applicable in the US (US GAAP).

Effect on net income of significant differences between UK and US GAAP

	15 months ended 31 Mar 2002 £m	12 months ended 31 Mar 2002 (unaudited) £m
Historical cost net income (UK GAAP) (a)	**464**	*176*
US GAAP adjustments:		
Replacement expenditure (b)	**360**	*310*
Pension costs (c)	**68**	*71*
Stock compensation (d)	**(18)**	*(17)*
Revenue recognition (e)	**(8)**	*(8)*
Deferred tax: (f)		
Tax effects of US GAAP adjustments	**(170)**	*(97)*
Other tax adjustments	**(25)**	*(42)*
Swap terminations and swaption premiums (g)	**(16)**	*(13)*
Mark to market on current asset investments (h)	**(1)**	*(1)*
Derivative instruments: (i)		
FAS 133 transition adjustment	**49**	–
Mark to market and amortisation of FAS 133 transition adjustment	**115**	*(37)*
Currency translation adjustment (j)	**(40)**	*48*
Net income (US GAAP)	**778**	*390*
Earnings per share:		
Basic (£)	**0.22**	*0.11*
Diluted (£)	**0.22**	*0.11*

Effect on shareholders' funds of significant differences between UK and US GAAP

	As at 31 Mar 2002 £m
Historical cost shareholders' funds (UK GAAP) (a)	**(905)**
US GAAP adjustments:	
Replacement expenditure (b)	**3,661**
Pension costs (c)	**544**
Stock compensation (d)	**(18)**
Revenue recognition (e)	**(8)**
Deferred tax (f)	**(1,931)**
Swap terminations and swaption premiums (g)	**(115)**
Mark to market on current asset investments (h)	**(1)**
FAS 133 transition adjustment (i)	**(157)**
Amortisation of FAS 133 transition adjustment (i)	**12**
Fair valuation of derivatives (i)	**286**
Currency translation adjustment (j)	**(40)**
Dividends (k)	**189**
Shares held in employee share trust (l)	**(7)**
Joint venture (m)	**(19)**
Shareholders' funds (US GAAP)	**1,491**

a) Accounting convention

Under UK GAAP, the Group has changed its accounting convention from modified historical cost to historical cost. Under modified historical cost accounting certain tangible fixed assets were valued at depreciated replacement cost or, where lower, their estimated value in use. The historical cost convention, now adopted under UK GAAP, records tangible fixed assets at historical cost subject to regular impairment analysis. As such no adjustment is required under US GAAP.

31 US generally accepted accounting principles *continued*

b) Replacement expenditure

Under UK GAAP, the Group charges to the profit and loss account replacement expenditure on certain components of plant and equipment (mains and services), which is principally undertaken to repair and to maintain the safety of the pipeline system. Under US GAAP, such expenditure is capitalised and depreciated over the assets' useful lives. The adjustment also includes an adjustment to depreciation on assets purchased prior to 1975 which have always been depreciated under US GAAP but, prior to 1999 and the implementation of FRS 15, were not depreciated under UK GAAP. Replacement expenditure of £432m was incurred in the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £368m). Under US GAAP, the additional depreciation on replacement expenditure capitalised would be £72m for the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £58m).

c) Pension costs

Under UK GAAP, pension costs charged against profits relating to the pension schemes are accounted for in accordance with SSAP 24 'Accounting for Pension Costs'. This results in a charge of £37m during the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £46m). Under US GAAP, FAS 87 'Employers' Accounting for Pensions' prescribes the method and assumptions that may be used to calculate pension costs. This method recognises the surplus/deficit falling outside a 10% fluctuation 'corridor' and results in a credit to net income of £31m (12 months ended 31 March 2002 £25m).

d) Stock compensation

Certain share options have been granted under sharesave schemes at a 20% discount. Under UK GAAP, no compensation expense is recorded. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of the grant and accrued over the vesting period of the options. Under US GAAP, this results in a charge to net income of £10m during the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £10m).

Under UK GAAP, compensation expense relating to the AESOP is based on the book value of the shares held. Under US GAAP, compensation expense on such shares is based on the difference between the exercise price of the share options granted and the quoted market price of the shares at the measurement date. Under US GAAP, this results in an additional charge to net income of £10m during the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £8m).

Under UK GAAP, the liability for national insurance on stock options granted under the LTIS scheme is accrued over the life of the scheme. Under US GAAP, this expense is recorded upon exercise of the stock options and results in a credit to net income of £2m during the 15 months ended 31 March 2002 (12 months ended 31 March 2002 £1m).

e) Revenue recognition

Under UK GAAP, revenue on long-term contracts entered into with customers for telecommunications infrastructure or capacity over dedicated routes can be included in turnover to the extent to which the risks and rewards of ownership have been substantially transferred. Under US GAAP, all turnover and related costs are spread evenly over the life of the contract as transfer of title has not occurred.

f) Deferred tax

Under UK GAAP, FRS 19 'Deferred Tax' requires full provision for deferred tax (either on a discounted or undiscounted basis), on all timing differences that have originated but not reversed by the balance sheet date. Under US GAAP, FAS 109 'Accounting for Income Taxes' requires deferred taxation to be provided for the tax effect of all temporary differences between the book and tax basis of assets and liabilities. Valuation allowances with respect to deferred tax assets are provided when it is considered more likely than not that all, or a portion, of the deferred tax assets will not be realised. Under US GAAP, provision for deferred tax is required on an undiscounted basis. The balance sheet adjustment is calculated under FAS 109 and the deferred tax balance carried forward under US GAAP is shown below.

	As at 31 Mar 2002 £m
Capital allowances for property, plant and equipment	(1,232)
Timing differences in respect of US GAAP adjustments for replacement expenditure, pension costs and financial instruments	(1,274)
Other deferred tax liabilities	(106)
	(2,612)
Deferred tax assets	102
Net deferred tax liabilities under US GAAP	(2,510)
Net deferred tax provision recognised under UK GAAP	579
Net US GAAP adjustment at 31 March 2002	(1,931)
Net US GAAP adjustment at 1 January 2001	(1,736)
US GAAP taxation adjustment to net income for the 15 months ended 31 March 2002	(195)

g) Swap terminations and swaption premiums

Under UK GAAP, gains and losses on swap terminations and swaption premiums are capitalised and amortised over the life of the underlying hedged instrument. Under US GAAP, such realised gains and losses have been taken to the income statement immediately.

h) Mark to market on current asset investments

UK GAAP permits current asset investments to be valued at the lower of cost or net realisable value. Under US GAAP, FAS 115 'Accounting for Certain Investments in Debt and Equity Securities', unrealised holding gains and losses on investments classified as 'trading' are included in earnings.

i) FAS 133 'Accounting for Derivative Instruments and Hedging Activities'

In June 1998, the Financial Accounting Standards Board (FASB) issued FAS 133 'Accounting for Derivative Instruments and Hedging Activities', as amended by FAS 138. FAS 133 requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The ineffective portion of all hedges will be recognised in current period earnings.

31 US generally accepted accounting principles *continued*

The Group adopted FAS 133 on 1 January 2001. In accordance with the transition provisions of FAS 133, the Group recorded the following cumulative effect adjustments in earnings as of 1 January 2001:

	£m
Related to previously designated fair value hedging relationships	
Fair value of hedging instruments	206
Offsetting changes in fair value of hedged items	(157)
Total cumulative effect of adoption on earnings	49

In addition, the Group recorded the following cumulative effect adjustments in other comprehensive income as of 1 January 2001:

	£m
Related to previously designated cash flow hedging relationships	
Fair value of hedging instruments	(40)
Total cumulative effect of adoption on other comprehensive income	(40)

The Group decided that as of 2 January 2001 it would not account for its derivatives under the Hedge Accounting provisions contained in FAS 133. The result of this decision is that the fair value of all derivatives will be recorded on the balance sheet at each reporting date, with any changes in these fair values taken directly to the Income Statement. Also the adjustment to the fair value of hedged items £(157)m and the fair value of cash flow hedging instruments of £(40)m will be amortised over the life of the underlying hedged instruments.

In addition to the transition adjustment, the following amounts were taken to the income statement in the 15 months ended 31 March 2002:

	£m
Change in mark to market of derivatives	120
Amortisation of adjustment to debt fair value	12
Amortisation of adjustment to fair values of cash flow hedges	(17)
	115

At 31 March 2002 the mark to market of derivatives was £286m. This value is recorded on the US GAAP balance sheet.

Information regarding the Group's risk management, objectives and strategies can be found in the Operating and financial review on pages 38 to 39.

j) FAS 52 'Foreign Currency Translation'
Under UK GAAP, the foreign currency debt and current asset investments are recorded at the applicable hedge accounting value. Under US GAAP, all foreign currency debt and current asset investments are revalued at the period end closing rate. The difference between book value and period end closing rate resulted in a currency translation adjustment of £(40)m for the 15 months ended 31 March 2002.

k) Dividends
Under UK GAAP, dividends are recorded in the year in respect of which they are declared or proposed, whereas under US GAAP dividends are recorded only in the period in which they are formally declared.

l) Shares held in employee share trusts
Under UK GAAP, company shares held in employee share trusts are shown within current assets at cost, less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a reduction of shareholders' equity.

m) Joint venture
Under UK GAAP, the investment in a joint venture is recorded as the Group's share of net assets in the joint venture after eliminating intercompany transfers. Under US GAAP, contributions to a joint venture are recorded at the book value of amounts transferred.

Under UK GAAP, goodwill arising on purchase of the remaining issued share capital in a joint venture may be calculated using the piecemeal approach, being the sum of goodwill arising at commencement of the joint venture arrangement and upon the joint venture becoming a subsidiary. Under US GAAP, acquisition of the remaining issued share capital in a joint venture is reflected as a step acquisition.

Explanation of UK/US reconciling differences not quantified

The reconciliations of profit for the financial period and equity shareholders' funds at the year end from UK GAAP to US GAAP only include those items which have a net effect on profit or equity shareholders' funds. There are other GAAP differences, not included in the reconciliations, which would affect the classification of assets and liabilities or of income and expenditure. The principal items which would have such an effect are as follows: (i) items included as exceptional items under UK GAAP are either classified as extraordinary items or special charges under US GAAP; (ii) under US GAAP, transmission and distribution costs would be included in cost of sales, and gross profit from continuing operations would be calculated after deducting these expenses; (iii) under UK GAAP, customer contributions in respect of fixed assets are credited to a deferred income account. Under US GAAP, such contributions are netted off against the cost of the related fixed assets; and (iv) under UK GAAP, debt issue costs are deducted from the carrying value of the related debt instrument. US GAAP requires such costs to be included as an asset.

Balance sheet analysis

Under UK GAAP, the balance sheet is analysed between net assets and shareholders' funds. Under US GAAP, the analysis is between total assets and total liabilities plus shareholders' equity. Certain items which are disclosed in the notes under UK GAAP would be disclosed on the face of the balance sheet under US GAAP. Also under US GAAP, debtors due after more than one year of £4m (included within current assets in UK GAAP) would be classified under long-term debtors.

31 US generally accepted accounting principles *continued*

Cash flow

Under UK GAAP, the Group's financial statements include a cash flow statement in accordance with FRS 1 (revised 1996) 'Cash Flow Statements'. This statement presents substantially the same information as that required under FAS 95 'Statement of Cash Flows'. There are three principal differences between FRS 1 and FAS 95 cash flow presentation. Firstly, under FRS 1, net cash flow from operating activities excludes cash flows from returns on investments and servicing of finance and taxes paid whereas FAS 95 includes them here. Secondly, capital expenditure is classified separately under FRS 1, while under FAS 95, it is classified as an investing activity. Thirdly, under FRS 1, movements in short-term investments are classified as management of liquid resources. Under FAS 95, those with an original maturity of three months or less are included within cash. Set out, for illustration purposes, is a summary consolidated statement of cash flows under US GAAP.

	15 months ended 31 Mar 2002 £m	*12 months ended 31 Mar 2002 (unaudited) £m*
Net cash provided by operating activities	**1,518**	*484*
Net cash used in investing activities	**(1,250)**	*(1,041)*
Net cash provided by/(used in) financing activities	**(257)**	*572*
Net increase in cash and cash equivalents	**11**	*15*
Cash and cash equivalents at the start of the period	**7**	*3*
Cash and cash equivalents at the end of the period	**18**	*18*

Cash and cash equivalents are cash in hand and deposits repayable on demand with a maturity or period of notice of 24 hours or one working day. Closing balance of cash under UK GAAP as at 31 March 2002 is £(29)m. The difference to cash and cash equivalents under US GAAP is bank overdrafts of £47m which are treated as financing activities.

New accounting pronouncements

FAS 141 'Business Combinations'

In July 2001, the FASB issued FAS 141 which eliminates the pooling of interest method of accounting for business combinations, and changes the criteria to recognise intangible assets apart from goodwill. FAS 141 is required to be adopted for all business combinations initiated after 30 June 2001. Adoption of FAS 141 has had no significant impact on the reported financial position, results of operations or cash flows of the Group.

FAS 142 'Goodwill and Other Intangible Assets'

In July 2001, the FASB issued FAS 142. This standard is effective from 1 January 2002 and may not be retroactively applied to financial statements of prior periods. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Adoption of FAS 142 has had no impact on the reported financial position, results of operations or cash flows of the Group.

FAS 143 'Accounting of Obligations Associated with the Retirement of Long-Lived Assets'

In July 2001, the FASB issued FAS 143. This standard will be effective for the Group for the year ending 31 March 2004. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Group has not yet assessed whether adoption of the standard will have a material effect on the Group's results of operations and financial position.

FAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets'

In October 2001, the FASB issued FAS 144. This standard will be effective for the Group for the year ending 31 March 2003. FAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Group has not yet assessed whether adoption of the standard will have a material effect on the Group's results of operations and financial position.

32 Subsequent events

On 22 April 2002, Lattice Group plc and National Grid Group plc announced their intention to merge. Providing the Proposed Merger is approved by both sets of shareholders, Lattice Group shareholders will receive 0.375 new National Grid shares which will be named National Grid Transco shares for each Lattice Group share. Subject to regulatory approval in the UK and USA, the Proposed Merger is expected to be completed in the third quarter 2002.

Transco regulatory financial information (unaudited)

From 1 April 2002 Transco has entered into a new five-year regulatory contract. For details of this new regulatory contract see the regulation section, page 48. Except where indicated the following information relates to the last two years of Transco's previous regulatory contract.

Under the terms of amended standard condition 30 of Transco's Gas Transporter's Licence, Transco has a requirement to produce regulatory accounting statements reflecting the format and content of Transco's statutory accounts.

A small number of differences exist between the segmental results shown in this report and the net assets shown in the regulatory accounting statements. These are set out below along with Transco's fourth, and fifth, year regulatory results to 31 March 2001 and 2002.

Reconciliation of modified historical cost net assets to Transco's regulatory accounting statements

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m
Total historical cost net assets as per segmental analysis (see note 2, page 65)	**(1,255)**	(1,574)
Borrowings by Transco Holdings not included in regulatory accounting statements	**1,337**	1,511
Intra-group balances between Transco and Transco Holdings	**1,983**	1,986
Other adjustments, principally intra-group balances and other creditors	**144**	79
Historical cost net assets as per Transco's regulatory accounting statements	**2,209**	2,002

a) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 63.

Transco's 2002 regulatory accounting statements are available from the Group Head of Investor Relations, Lattice Group, 130 Jermyn Street, London SW1Y 4UR or on Transco's website at www.transco.uk.com.

Results for the regulatory fourth and fifth years based on Transco's interpretation of the methodology applied by the MMC in 1997

Transco is subject to a price control formula which was set by Ofgem after taking into account, amongst other factors, operating costs, capital expenditure, cost of capital and transportation volumes for the five year formula period April 1997 to March 2002 (including the dead bands for which the formula allows no additional revenue).

This formula was disaggregated from 1 April 2000 into Metering, Meter Reading and residual Transportation activities, each with separate revenue drivers. Operating costs and investment targets from the MMC outcome have not been formally disaggregated. Allowed revenue under the three separate formulae is not significantly different from the bundled formula at current volumes. The presentation below aggregates the three formulae and has been retained for consistency.

Transco has agreed a capital monitoring framework with Ofgem covering 20 output measures. Actual data for the formula period indicates that Transco has met or exceeded all 20 outputs.

Regulatory fourth year ended 31 March 2001

Actual volumes of gas transported were approximately 4% above the top of the dead band in the business and domestic market and 25% above the top of the dead band in the large user market.

At the end of March 2000, accumulated over-recovered formula revenue (the K-factor) was £78m. At the end of March 2001, accumulated over-recovered formula revenue was £8m.

Transco's regulatory operating costs were £1,314m, against our interpretation of the MMC's projected level of £1,403m.

Transco's overall regulatory cash flow was £716m, £18m below our interpretation of the MMC's projected level of £734m. The reduction in regulatory cash flow in 2000/01 is mainly because of increased investment expenditure and, to a lesser extent, increases in operating expenditure.

Transco's regulatory value was £12,705m at the end of March 2001 against our interpretation of the MMC's assumption of £13,081m, with lower investment in the formula period to date being the principal reason for the difference.

The regulatory return for 2000/01 is estimated to be 8.8%, compared to our interpretation of the MMC's projection of 6.8%. Excluding the recovery of K-factor from the previous formula period, Transco's regulatory real rate of return for the four formula years to March 2001 is estimated to be 8.5% compared to our interpretation of the MMC's projections of 7.1%.

Transco regulatory financial information (unaudited) continued

Regulatory Fifth Year ended 31 March 2002

Actual volumes of gas transported were within the dead band in the business and domestic market and approximately 18% above the top of the dead band in the large user market.

At the end of March 2001, accumulated over-recovered formula revenue (the K-factor) was £8m. At the end of March 2002, accumulated under-recovered formula revenue is estimated to be around £38m.

Transco's regulatory operating costs were £1,314m, against our interpretation of the MMC's projected level of £1,398m.

Transco's overall regulatory cash flow was £556m, £156m below our interpretation of the MMC's projected level of £712m. The reduction in regulatory cash flow in 2001/02 is mainly because of increased investment expenditure.

The regulatory return for 2001/02 is estimated to be 8.2%, compared to our interpretation of the MMC's projection of 6.5%. Excluding the recovery of K-factor from the previous formula period, Transco's regulatory real rate of return for the full formula period to March 2002 is estimated to be 8.5% compared to our interpretation of the MMC's projection of 7%.

Transco's regulatory value was £13,289m at the end of March 2002 against our interpretation of the MMC's assumption of £13,328m.

Transco's estimate of the regulatory value of its metering business assets as at 31 March 2002 is between £1.4bn and £1.5bn. This value cannot be more precisely calculated at this time, as the principles have not been fully established for allocating tangible fixed asset classes used by both the transportation and metering businesses.

The new five-year formula period, which commenced on 1 April 2002, leaves Transco's regulatory value intact at some £13.3bn. For this period, Transco has been given a real pre-tax return of 6.25% for the transportation business and 7% capped for the metering business. Going forward, the new price control provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

		Actual Cumulative (a)	MMC Cumulative (a)	Actual 2001/02	MMC 2001/02	Actual 2000/01	MMC 2000/01
Volumes: (b)							
Business and domestic	TWh	3,274	3,227	657	655	692	650
Large user	TWh	1,651	1,343	422	349	409	318
Regulatory operating costs (c)	£m	6,573	7,036	1,314	1,398	1,314	1,403
Regulatory cash flow	£m	4,421	3,380	556	712	716	734
Regulatory value at 31 March	£m	13,289	13,328	13,289	13,328	12,705	13,081
Regulatory return excluding K from previous formula period	%	8.5	7.0	8.2	6.5	8.8	6.8

a) 1997/98, 1998/99, 1999/2000, 2000/01 and 2001/02 prices (ie money of the day).
b) The split of 2001/02 actual volumes between business and domestic and large user is an estimate.
c) 2000/01 and 2001/02 regulatory operating costs exclude £41m of Demerger costs and £50m of restructuring costs respectively, which are not considered to be a deduction from regulatory return for the formula period to March 2002.

Financial summary of continuing activities (unaudited)

Historical cost profit and loss account

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m	12 months ended 31 Dec 1998 (as restated) (a) £m	12 months ended 31 Dec 1997 (as restated) (a) £m
Group turnover	**4,121**	3,087	3,129	3,148	3,210
Operating costs	**(2,717)**	(1,905)	(1,708)	(1,727)	(2,043)
Exceptional operating items	**(365)**	–	–	–	–
Demerger costs (1999 Restructuring and Refinancing costs)	**–**	(43)	(20)	–	–
Group operating profit	**1,039**	1,139	1,401	1,421	1,167
Share of operating losses in joint ventures	**(22)**	(4)	–	–	–
Share of exceptional operating items in joint ventures	**(48)**	–	–	–	–
Total operating profit	**969**	1,135	1,401	1,421	1,167
Gain on sale of shares by employee share plan	**50**	–	–	–	–
Profit on disposal of other fixed assets	**73**	25	56	40	64
Profit on ordinary activities	**1,092**	1,160	1,457	1,461	1,231
Net interest	**(481)**	(444)	(357)	(361)	(320)
Profit on ordinary activities before taxation	**611**	716	1,100	1,100	911
Tax on profit on ordinary activities	**(151)**	(179)	(317)	(255)	(199)
Windfall tax charge	**–**	–	–	–	(514)
Profit on ordinary activities after taxation	**460**	537	783	845	198

Historical cost statement of net assets

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m	As at 31 Dec 1999 (as restated) (a) £m	As at 31 Dec 1998 (as restated) (a) £m	As at 31 Dec 1997 (as restated) (a) £m
Fixed assets	**8,005**	7,520	7,171	7,145	6,956
Current assets	**702**	919	1,454	893	1,134
Creditors: amounts falling due within one year	**(1,926)**	(2,398)	(2,580)	(2,484)	(4,029)
Net current liabilities	**(1,224)**	(1,479)	(1,126)	(1,591)	(2,895)
Total assets less current liabilities	**6,781**	6,041	6,045	5,554	4,061
Creditors: amounts falling due after more than one year	**(6,663)**	(5,735)	(6,007)	(3,714)	(2,724)
Provisions for liabilities and charges (b)	**(1,023)**	(1,318)	(1,426)	(1,430)	(1,521)
Net (liabilities) /assets	**(905)**	(1,012)	(1,388)	410	(184)

Cash flow statement

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1998 £m	12 months ended 31 Dec 1997 £m
Cash inflow from operating activities	**2,238**	1,542	1,092	1,871	2,626
Net expenditure relating to exceptional items	**(74)**	(36)	(35)	(67)	(187)
Net cash inflow from operating activities	**2,164**	1,506	1,057	1,804	2,439
Net cash outflow from returns on investments and servicing of finance	**(398)**	(444)	(395)	(371)	(335)
Net cash outflow from taxation	**(248)**	(202)	(162)	(356)	(375)
Net cash outflow from capital expenditure and financial investment	**(1,228)**	(633)	(344)	(562)	(446)
Net cash outflow from acquisitions and disposals	**(22)**	(5)	(7)	–	–
Equity dividends paid	**(249)**	(123)	–	–	–
Net cash inflow before the management of liquid resources and financing activities	**19**	99	149	515	1,283
Net cash (outflow)/inflow from the management of liquid resources	**(11)**	198	7	92	(249)
Net cash inflow before financing activities	**8**	297	156	607	1,034
Net cash outflow from financing activities	**(36)**	(297)	(153)	(611)	(1,021)
Net (decrease)/increase in cash in the period	**(28)**	–	3	(4)	13

a) *Years 1997 to 2000 have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19, as follows: All five balance sheets above have been restated for FRS 19. Profit and loss accounts produced since Demerger (12 months ended 31 December 2000 and 15 months ended 31 March 2002) have been restated for FRS 19. For the three years ended 31 December 1999, the FRS 19 impact on the profit and loss account is assumed to be neutral. All information above has been restated under the historical cost convention. For further information see note 1, page 63.*

b) *Years 1997 to 1999 have been restated using a discounted deferred tax provision of £689m, assuming no profit and loss impact on the tax charge for years 1997 to 1999.*

Introduction

The financial information on pages 98 to 100 analyses the Group results and cash flow by segment for the 12 months ended 31 March 2002 and the balance sheet by segment as at 31 March 2002. Transco is Great Britain's primary gas transporter and is responsible for developing and maintaining a gas pipeline network. The Transco business segment includes Transco Holdings. Telecoms comprise 186k, the Group's fixed fibre optic telecommunications business, and SST, the mobile infrastructure company. Lattice Enterprises principally comprises Advantica, Lattice Property, TLG Group and Lattice Energy Services. First Connect was transferred out of Transco to Lattice Enterprises on 31 March 2002. The balance sheet of First Connect at 31 March 2002 is therefore included within Lattice Enterprises, but its results for the period are included within the Transco segment. Other corporate activities and group items include Lattice Insurance, Eastlands, Lattice Group Holdings, the Pension credit segment (less deferred tax) and intra-group eliminations, as reported in the segmental analysis (see note 2, page 63).

Analysis of Lattice Group consolidated historical cost profit and loss account (unaudited)

for the 12 months ended 31 March 2002	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities and group items £m	Lattice Group consolidated £m
Turnover – Group and share of joint ventures	2,980	30	238	(87)	3,161
Less: share of joint ventures' turnover – continuing operations	–	(8)	–	–	(8)
Group turnover					
– continuing operations	2,980	11	227	(89)	3,129
– acquisitions	–	11	11	2	24
	2,980	22	238	(87)	3,153
Operating costs before exceptional items					
– continuing operations	(2,036)	(67)	(200)	128	(2,175)
– acquisitions	–	(25)	(28)	15	(38)
	(2,036)	(92)	(228)	143	(2,213)
Exceptional operating items – continuing operations	(100)	(250)	(15)	–	(365)
Group operating profit/(loss)					
– continuing operations	844	(306)	12	39	589
– acquisitions	–	(14)	(17)	17	(14)
	844	(320)	(5)	56	575
Share of operating losses in joint ventures before exceptional operating items	–	(17)	–	–	(17)
Share of exceptional operating items in joint ventures	–	(48)	–	–	(48)
Total operating profit/(loss)					
– continuing operations	844	(371)	12	39	524
– acquisitions	–	(14)	(17)	17	(14)
	844	(385)	(5)	56	510
Gain on sale of shares by employee share plan	–	–	–	31	31
Profit/(loss) on disposal of other fixed assets	9	–	82	(18)	73
Profit/(loss) on ordinary activities	853	(385)	77	69	614
Net interest	(404)	9	(8)	17	(386)
Profit/(loss) on ordinary activities before taxation	449	(376)	69	86	228
Tax on profit on ordinary activities	(110)	73	–	(19)	(56)
Profit/(loss) on ordinary activities after taxation	339	(303)	69	67	172
Minority interest	–	–	4	–	4
Profit/(loss) for the financial period	339	(303)	73	67	176
Earnings/(loss) before exceptional items	399	(58)	6	54	401

Analysis of Lattice Group consolidated historical cost net (liabilities)/assets (unaudited)

as at 31 March 2002		Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities and group items £m	Lattice Group consolidated £m
Fixed assets						
Intangible assets						
Goodwill and other		–	16	15	–	31
Negative goodwill		–	(37)	–	–	(37)
Net goodwill and other		–	(21)	15	–	(6)
Tangible assets		7,540	170	305	(17)	7,998
Investment in joint ventures:						
Share of gross assets		–	6	–	–	6
Share of gross liabilities		–	(2)	–	–	(2)
		–	4	–	–	4
Other investments		–	4	5	–	9
		7,540	157	325	(17)	8,005
Current assets						
Stocks		34	7	27	–	68
Intra-group debtors: amounts falling due within one year		201	130	331	(662)	–
Other debtors: amounts falling due within one year		276	23	82	(3)	378
Intra-group debtors: amounts falling due after more than one year		–	–	54	(54)	–
Other debtors: amounts falling due after more than one year		–	45	4	(45)	4
		477	198	471	(764)	382
Investments		22	163	1	48	234
Cash at bank and in hand		1	9	5	3	18
		534	377	504	(713)	702
Creditors: amounts falling due within one year						
Borrowings		(844)	(2)	(8)	256	(598)
Intra-group creditors		(274)	(297)	(161)	732	–
Other creditors		(805)	(96)	(107)	(320)	(1,328)
		(1,923)	(395)	(276)	668	(1,926)
Net current (liabilities)/assets		(1,389)	(18)	228	(45)	(1,224)
Total assets less current liabilities		6,151	139	553	(62)	6,781
Creditors: amounts falling due after more than one year						
Borrowings		(5,692)	(73)	–	53	(5,712)
Intra-group creditors		–	–	(3)	3	–
Other creditors		(928)	(20)	(2)	(1)	(951)
		(6,620)	(93)	(5)	55	(6,663)
Provisions for liabilities and charges		(786)	–	(224)	(13)	(1,023)
		(1,255)	46	324	(20)	(905)
Net (borrowings)/resources	£m	(6,514)	98	(1)	359	(6,058)
Historical cost gearing ratio (including intra-group amounts) (b)	%	124	– (a)	–	– (a)	117
Historical cost capital employed (including intra-group amounts)	£m	5,259	(52)	325	(379)	5,153
Capital expenditure including investments	£m	818	291	144	(5)	1,248
Employee numbers (average headcount) (c)		14,590	450	1,680	152	16,872

a) Sub-group holds net resources and, therefore, gearing ratio and debt/equity ratio are nil.
b) Lattice Group gearing ratio is based on Lattice Group shareholders' funds of £(901)m (net assets of £(905)m excluding minority interests of £(4)m).
c) On 31 March 2002, 854 employees were transferred within First Connect Ltd. from the Transco segment to Lattice Enterprises.

Analysis of Lattice Group consolidated cash flow statement (unaudited)

for the 12 months ended 31 March 2002	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities and group items £m	Lattice Group consolidated £m
Operating activities:					
Cash inflow/(outflow) from operating activities	1,223	(8)	75	(189)	1,101
Net expenditure relating to exceptional items	(12)	–	(53)	–	(65)
Net cash inflow/(outflow) from operating activities	1,211	(8)	22	(189)	1,036
Net cash (outflow)/inflow from returns on investments and servicing of finance	(370)	(9)	3	29	(347)
Net cash (outflow)/inflow from taxation	(205)	12	(9)	(3)	(205)
Net cash (outflow)/inflow from capital expenditure and financial investment	(757)	(257)	(17)	12	(1,019)
Net cash inflow/(outflow) from acquisitions and disposals	13	(4)	(21)	(10)	(22)
Equity dividends paid	(160)	–	–	(89)	(249)
Net cash outflow before the management of liquid resources and financing activities	(268)	(266)	(22)	(250)	(806)
Net cash (outflow)/inflow from the management of liquid resources	(17)	(105)	(1)	134	11
Net cash outflow before financing activities	(285)	(371)	(23)	(116)	(795)
Net cash inflow/(outflow) from financing activities	243	378	26	111	763
Net (decrease)/increase in cash in the year	(42)	7	3	(5)	(32)

Analysis of shareholdings as at 31 March 2002
Distribution of ordinary shares by type of shareholder

	Number of holdings	Shares m
Nominees	8,579	2,900
Individuals	1,006,914	471
Other limited companies	910	66
Insurance companies	14	38
Other corporate bodies	485	38
Banks	19	13
Pension funds	31	1
Public limited companies	11	1
	1,016,963	3,528

Range analysis of register	Number of holdings	Shares m
1 - 500	757,177	188
501 - 1,000	169,667	113
1,001 - 5,000	82,874	140
5,001 - 10,000	4,600	31
10,001 - 50,000	1,455	28
50,001 - 100,000	228	17
100,001 - 1,000,000	628	228
1,000,001 and above	334	2,783
	1,016,963	3,528

Major shareholdings as at 31 March 2002	Shares m	% of issued shares
Vidacos Nominees Limited	179	5.08
Chase Nominees Limited	153	4.33
Nutraco Nominees Limited	140	3.97
Prudential Client HSBC GIS Nominee A/C PAC	89	2.53
HSBC Global Custody Nominee/UK/Ltd A/C 357206	74	2.10
Stanlife Nominees Limited	62	1.77

Independent Reviewers' report to the Board of Directors of Lattice Group plc

The 'How we do business' section (pages 20-31) of the Lattice Group plc Annual Report and Accounts 2001/2002 ('The Report') covers the governance arrangements and performance of Lattice Group's operations, in the areas of health and safety, the environment, people, relationships with third parties and social responsibility. These pages of the printed Report have been subject to a review carried out by PricewaterhouseCoopers.

The objectives of our review, the scope of work carried out and our findings are detailed below. The Report is the responsibility of, and has been approved by, the Directors. Our responsibility is only to Lattice Group management, and is to report on our findings, based on the scope of work and the terms agreed with Lattice Group management for this purpose.

Our objectives

The overall objectives of our review were to:

- assess whether the Report addresses the material health and safety, environment, people, relationships with third parties and social responsibility issues for the Group;
- assess whether the Report provides an appropriate representation of Lattice Group's existing governance arrangements for health and safety, the environment, people, relationships with third parties and social responsibility; and
- examine the Report to assess the consistency of the information presented against the findings of our work.

An additional objective in the area of health, safety and environment ('HS&E') only was to assess the reliability of the information gathering and reporting frameworks to collect HS&E information for inclusion in the Report:

- at Lattice Group level; and
- at a sample of three Group businesses: Transco, 186k and TLG Group.

Scope of our work

There are no generally accepted international standards for the preparation or assurance of corporate social and environmental reports. In the absence of such standards, our approach is based on emerging best practice and the underlying principles within international standards for assurance engagements. We therefore planned and performed our work in order to obtain reasonable assurance on the information tested. We believe our work provides a reasonable basis for our findings. In preparing our findings below, we have not conducted an audit as defined in auditing standards, and we do not express an audit opinion on the performance data in the Report.

To carry out our review we met with Lattice Group management responsible for health and safety, the environment, human resources and social responsibility. We also met those responsible for HS&E within Transco, 186k and TLG Group, and those responsible for relationships with shippers, suppliers and customers within Transco. We examined documents held at Lattice Group level on current policies, governance arrangements and performance for these issues. In addition, for the HS&E area only, we conducted a review of programmes for information collection, analysis and reporting for the Lattice Group, and at business level for Transco, 186k and TLG Group and examined the internal controls at Lattice Group level over the HS&E information received from its businesses. Our review focused on the parameters for energy use from buildings and transport, excavation spoil, lost time injuries and reportable injury rates. Methane emissions from Transco's operations were not examined this year, as they were covered by our independent review of Lattice Group's Environmental Report 2000. Lastly, we reviewed the final content of the printed Report to assess consistency with the overall findings of our work. We did not review information related to the 'How we do business' section which was reported on the internet.

Our findings

Based on the scope of work outlined above we have reported to management that:

- the Report addresses the material health and safety, environmental, people, relationships with third parties and social responsibility issues associated with Lattice Group's operations;
- the Report provides an appropriate representation of Lattice Group's governance arrangements relating to health and safety, the environment, people, relationships with third parties and social responsibility;
- Lattice Group has adopted a high level framework at Group level for gathering and reporting HS&E information from Group businesses; and
- the information presented in the Report is not inconsistent with any findings arising from our work.

Comments

During the review process we have made a number of observations, which have been reported to Lattice Group's management, on the relevant governance structures in place for health and safety, environment, people, relationships with third parties and social responsibility, and on the data collection and reporting processes used to compile the Report. Lattice Group's management has responded to these comments and, where appropriate, reflected their response in the content of the Report.

Our main observation is that Lattice Group has made significant progress in expanding the scope of reporting of non-financial information in its Annual Report and Accounts 2001/2002. Lattice Group management recognises, however, that further work is required to strengthen the framework for managing, monitoring and reporting on these non-financial issues, including, for example:

- ensuring that Lattice Group policies and governance arrangements effectively support the Business Principles, for example by developing governance arrangements for relationships with third parties;
- formalising the Group level approach to stakeholder engagement, particularly in order to confirm the material non-financial issues for the Group;
- developing a set of performance indicators in the areas of people, third parties and social responsibility;
- extending the Group's non-financial management and reporting framework to cover contractor performance;
- within the Lattice Enterprises and Telecoms businesses, continuing to develop formal processes for consistent information collection and reporting against the chosen performance indicators; and
- strengthening internal controls to improve completeness, accuracy and consistency of information reported to Lattice Group.

PricewaterhouseCoopers, London
14 May 2002

For the purposes of this document the following definitions apply:

'BG'	BG Group plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'BG Energy Holdings'	BG Energy Holdings Limited and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'BG Group plc' or 'BG Group'	The ultimate parent company of BG Energy Holdings Limited. Former ultimate parent company of Transco Holdings plc.
'Company' or 'Lattice'	Lattice Group plc.
'Controlled escape'	A gas escape which has been stopped by turning off the emergency control (meter control valve).
'Demerger'	The demerger of Lattice Group plc from BG Group plc which became effective on 23 October 2000.
'Group'	The Company and its subsidiary undertakings.
'Heat leasing'	The ability to lease central heating components in support of fuel poverty programmes as defined in the Capital Allowances Act 2001.
'HSE'	Health and Safety Executive.
'KWh'	Kilowatt hours.
'Lattice Group'	Lattice Group plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'Lattice Group Holdings'	Lattice Group Holdings Limited and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'Licence'	The gas transporter licence treated as granted under section 7 of the Gas Act 1986, as amended, to Transco by which Transco is authorised to transport gas.
'LNG'	Liquefied natural gas.
'LTI'	Lost Time Injury. A work-related injury that caused the person to be away from work for at least one normal shift after the shift on which the injury occurred, because he/she is unfit to perform his/her duties.
'MMC'	Monopolies and Mergers Commission (now known as the Competition Commission).
'MMC report'	The report of the MMC entitled 'BG Group plc. A report under the Gas Act 1986 on the restriction of prices for gas transportation and storage services' published in June 1997.
'MW'	Megawatt.
'Ofgem'	The Office of Gas and Electricity Markets which as of 16 June 1999 is the new name for the combined Office of Electricity Regulation and Office of Gas Supply.
'Proposed Merger'	The proposed merger of Lattice and National Grid Group plc, details of which were announced on 22 April 2002.
'Restructuring and Refinancing'	The corporate restructuring and refinancing of BG plc which became effective on 13 December 1999.
'RIR'	Reportable Injury Rate. The rate, per 100,000 employees, of work-related injuries reportable to the enforcing authorities under the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995 (RIDDOR '95).
'SST'	The Group's mobile telephone infrastructure subsidiary.
'Stoner'	Stoner Associates Inc and Stoner Associates Europe Limited.
'Telecoms'	The Group's combined subsidiary interests in fixed fibre optic telecommunications and mobile telephone infrastructure.
'TWh'	Terawatt hours.
'Transco'	Transco plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings (formerly known as BG Transco plc).
'Transco Holdings'	Transco Holdings plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings (formerly known as BG Transco Holdings plc).
'186k'	The Group's fibre optic telecommunications subsidiary.

Shareholder information

Lattice Group plc
Headquarters and Registered Office address:
130 Jermyn Street, London SW1Y 4UR

Web address: www.lattice-group.com

Registrars and Transfer Office:
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 0870 241 3937

Low cost share dealing services
Information on a range of low cost share dealing services is available from the Registrars. Telephone: 0870 241 3937

Capital gains tax information
On 23 October 2000 when the Demerger became effective the base cost of BG Group plc shares was apportioned on the following basis: 65.6212% to BG Group plc shares and 34.3788% to Lattice Group plc shares.

Information on gifting your shares
To transfer your shares to another member of your family as a gift, please ask the Registrars for a gift transfer form. The completed transfer form and relevant share certificate(s) should be returned to our Registrars to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask our Registrars for a ShareGift (charity donation scheme) transfer form.

Dividend Reinvestment Plan
The Company introduced a Dividend Reinvestment Plan (DRIP) in 2001 to enable shareholders to use cash dividends to purchase Lattice Group shares in the market. Further information can be obtained from the Registrars.

www.shareview.co.uk
Our Registrars, Lloyds TSB Registrars, have introduced a service to provide shareholders with online internet access to details of their shareholdings including dividend information. The service is free, secure and easy to use. To register for the service, go to www.shareview.co.uk and click on 'create a portfolio'. You will need your shareholder reference (which can be found in the top left hand corner of the enclosed proxy form). You may also choose to receive your Annual Report information online.

Dividend mandates
If you wish to receive cash dividends directly into your bank or building society account on the payment date you should contact the Registrars for a mandate form or download the document from www.shareview.co.uk. This will save you having to cash your dividend cheque at your bank.

Consolidated tax vouchers
From December 2001, shareholders who receive their dividend direct to their bank or building society account should now receive a consolidated tax voucher once every year rather than a voucher for each dividend payment. They will receive a consolidated tax voucher with this copy of the Annual Report and Accounts in respect of the interim dividend paid in December 2001. However, subject to completion of the Proposed Merger, the second interim dividend to be paid in June 2002 will be the last Lattice dividend payment. Accordingly, all Lattice shareholders including those who receive their dividend direct to their bank or building society account, will receive a tax voucher with this payment.

The Unclaimed Assets Register
The Company participates in The Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, the NSPCC and Scope). For further information, contact: The Unclaimed Assets Register, 8 Devonshire Square, London EC2M 4PL.
Telephone: 0870 241 1713
www.uar.co.uk

Financial calendar 2002/03

Ex-dividend date for 2001 second interim dividend	15 May
Record date for 2001 second interim dividend	17 May*
Payment of 2001 second interim dividend	14 June
Annual General Meeting and proposed Court Meeting and Extraordinary General Meeting	15 July
Announcement of interim results for 2002/03	November
Financial year-end	31 March

* DRIP Mandate Forms must have been received by the Registrars by 17 May 2002 to apply to the second interim dividend.

Lattice Group plc

130 Jermyn Street
London SW1Y 4UR
www.lattice-group.com
Registered no. 3900804

Exhibit E - 3
File No. 70-10067

Transco plc

Annual Report and Accounts 2001/2002

Transco

Transco plc
Annual Report and Accounts 2001/2002

The Network People

Contents

Please see information regarding certain forward looking statements on page 85 of this report.

Financial highlights

(historical cost results)

Turnover (£m)

3,922 15 months ended 31 March 2002

2,980 Unaudited 12 months ended 31 March 2002

Turnover £m (12 months)


4,000
3,000
2,000
1,000
0
3,058
2,975
2,980
Dec 1999
Dec 2000
Mar 2002 (i)

continuing operations

Total operating profit including exceptional items (£m)

1,298 15 months ended 31 March 2002

844 Unaudited 12 months ended 31 March 2002

Profit including exceptional items £m (12 months)


1,600
1,200
800
400
0
1,300
1,083
844
Dec 1999
Dec 2000
Mar 2002(i)

continuing operations

Profit before exceptional items and tax (£m)

973 15 months ended 31 March 2002

608 Unaudited 12 months ended 31 March 2002

Profit before exceptional items and tax £m (12 months)


1,000
750
500
250
0
987
754
608
Dec 1999
Dec 2000
Mar 2002(i)

continuing operations

(i) Unaudited

For further information relating to the Group's financial performance in 2001/2002, visit www.lattice-group.com/investor_info/ *financials_information/index.html*

2,344 km
of iron mains taken out of use.

98%
of uncontrolled gas escapes attended within one hour.

8.07 m
calls to the Transco Call Centres, of which 96% were answered within 30 seconds.

We reached agreement with Ofgem on Transco's next five-year regulatory contract, establishing the basis for a cycle of renewal and investment.

The requirement of the Health and Safety Executive to accelerate the mains replacement programme will see all iron mains within 30 metres of buildings replaced over the next 30 years.

Gas connection activities successfully separated from Transco and set up to compete in the newly deregulated market.

Transco's regulatory settlement was the most important development last year. Our overriding strategic priority is to deliver Transco's new regulatory contract whilst maintaining the drive for continuous improvement in safety, reliability and service standards.

Our operational and financial performance over the 15 months covered by this Report has been good – in line with expectations for the end of Transco's previous regulatory cycle which finished on 31 March 2002.

Delivering Transco's new regulatory contract

This time last year we faced many challenges: the negotiation of a new price control; Ofgem (the energy regulator) re-opening the debate about Transco's regulatory value; and the uncertainty relating to the treatment of the increasing level of replacement expenditure – both from a regulatory funding and a tax point of view. I am pleased to say these have been resolved positively and Transco's strategic priority is delivery of its new regulatory contract whilst maintaining the drive for continuous improvement in safety, reliability and service.

Importantly, the terms of the settlement with Ofgem confirm Transco's regulatory value at some £13 billion. Going forward, this provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

Also on the positive side, the settlement provides for Transco to invest record amounts between now and 2007 so as to underpin the safety and reliability of the network. Over £1.5 billion will be spent on the accelerated programme of mains replacement now required by the Health and Safety Executive (HSE). A further £2.5 billion will be spent on the development of the network, in part to handle the changing gas supply patterns as the growing British market becomes increasingly dependent on gas imports. Given this investment, Transco's regulatory value after depreciation and inflation is projected to grow to some £15 billion by 2007.

Against this, Ofgem's targets for Transco's operating expenditure were challenging. However, the Board concluded that by pressing ahead with Transco's restructuring and other beneficial changes, we can deliver its regulatory contract while maintaining the drive for progressively higher safety and service standards. Work on the restructuring is progressing well.

With Transco delivering over 40% of Britain's primary energy, the foundation for value creation must always be the integrity of its operations. That is why we set so much store by the related performance standards. During 2001:

- there was a 33% reduction in the Reportable Injury Rate; and
- all emergency service standards set by our regulator were exceeded.

Against this background, it is a matter of very deep regret that there have been two fatalities resulting from gas explosions since January 2001. We are co-operating fully with the HSE whose investigations are continuing.

Transco's restructured organisation has been designed to reinforce the drive to innovate and go on improving productivity. The benefits of focusing management attention on efficient asset management, safety and service will be retained, while streamlining the overall framework of control and countrywide support activities for Transco's eight regional Networks plus National

Please see information regarding certain forward looking statements on page 85 of this report.

Transmission and Trading, and National Operations. Common systems, processes and standards will minimise costs and at the same time ensure consistency and operational integrity.

The proposed merger of Lattice Group, Transco's parent company, and National Grid will provide further impetus for the realisation of such benefits as regards the operations of Transco and the National Grid in England and Wales.

Regrettably, Transco's restructuring will mean job losses, principally in the areas of administration and support. By the end of 2003, Transco is expected to have some 2,400 fewer direct employees, a reduction of 18% on the comparable base of 13,700 in 2001. Wherever possible, the necessary manpower reductions will be achieved voluntarily and always with full consultation. On the other hand, we expect Transco's record levels of capital and replacement expenditure to create some 3,000 additional jobs with our construction contractors.

Challenging as Transco's new regulatory contract is, we have confidence in our plans to exceed its targets and good early progress is being made. By March 2003, Transco is planning to reduce its month-by-month profile of operating expenditure to the corresponding regulatory target and to drive for further reductions thereafter.

Capital efficiency
Capital efficiency is crucial to the financial performance of Transco. Measures have already been taken to lock in the benefits of the current climate of low interest rates. Next year, when we are confident that Transco can continue at least to meet its regulatory targets, we will consider increasing the level of debt in Transco's balance sheet so as to improve capital efficiency. In doing so, we will bear in mind our target of a single-A credit rating.

How we do business
Since Transco's activities impact on the well-being and safety of millions of people across the country, on the economy, and on the natural environment, we are committed to openness in accounting for our actions, decisions and performance standards, good or bad. Accordingly, this year we have significantly expanded our reporting of safety, occupational health, environment, relationships with third parties, the management and development of our people, and Transco's activities in the field of social responsibility.

Outlook
The most important development last year was the settlement of Transco's new regulatory contract. Transco's overriding strategic priority is now to deliver this contract whilst maintaining the drive for continuous improvement in safety, reliability and service standards, thereby securing a fair return for shareholders on Transco's increasing regulatory value.

These developments paved the way for the proposed merger of Lattice with National Grid. This gives both groups the opportunity to combine their complementary skills on a strong financial base and thereby become a leading international energy delivery company.

Colin Matthews
Chairman and Group
Managing Director

Corporate developments

There have been a number of developments within the Lattice Group of relevance to Transco. These have given priority to equipping Lattice and its businesses with the organisational structure, operational philosophy and governance arrangements needed to provide the basis for their successful development as Transco begins its next regulatory cycle.

Governance, values and operational philosophy

Throughout the Lattice Group, individual and collective actions are set within a framework of good governance and shared values to ensure consistently the highest professional standards at all levels. On the one hand, this framework enables the retention of the great benefits of performance-driven, decentralised business, while on the other it enables the Lattice Group's Board to exercise proper stewardship on behalf of shareholders and other stakeholders.

To ensure that this framework is best suited to the future needs and strategic priorities of the Lattice Group going forward, the Lattice Group Executive has:

- reviewed its Business Principles and values to ensure that they reflect the character, purpose and field of business of the Lattice Group;
- contributed to a clear, high-level statement of the Lattice Group's operational philosophy; and
- begun to overhaul its key functional policies and procedures.

Lattice Group's Business Principles and the complementary Statements of Business Practice for each Lattice business will show how the behavioural values come to life in every sort of activity the business undertakes.

Board Safety Committee

While the Lattice Group's Board is fully engaged in the governance of all aspects of safety and occupational health, the intrinsically hazardous nature of gas is recognised in the creation of a complementary Board Safety Committee.

The Board Safety Committee brings together the Lattice Group's most senior line and functional executives under the chairmanship of Non-executive Director, Sir David Davies, one of the country's foremost engineers and safety experts. Stephen Pettit, another Non-executive Director with extensive industrial experience, brings additional external scrutiny and challenge to the work of the Committee which, amongst other things, has considered Transco's fundamental review of its safety strategy and the basis for the mains replacement programme set out by the Health and Safety Executive (HSE).

Accounting

Lattice Group has used the opportunity provided by Transco's next five-year regulatory cycle, which commenced on 1 April 2002, to bring the Lattice Group, and within it Transco, more into line with the utilities sector.

With effect from 1 April 2002, the financial year for the Lattice Group and its subsidiaries, including Transco, will run from April to March. During the period the Directors decided that the Lattice Group should change its accounting convention from modified historical cost to historical cost. Together, these measures will significantly help investors by increasing the transparency of Transco's performance against its regulatory targets, and its comparability with other price-regulated utilities.

Treasury

As the principal provider of Britain's capital-intensive gas infrastructure, the efficient management of the Lattice Group's debt book of some £6 billion in relation to Transco's allowed cost of capital is crucial to its overall financial performance.

At the end of 2001, £2 billion of debt was moved onto fixed rates for 2002. More specifically, it is allowing Transco to out-perform its cost of debt allowance for 2002, as per its new Price Control, by an estimated £30 million.

Group pension arrangements

During the 15 months ended 31 March 2002, the Lattice Group introduced 'defined contribution' pension arrangements for employees joining from 1 April 2002. Care was taken to ensure that the terms of the new scheme will continue to make the Lattice Group competitive as an employer, whilst providing flexibility.

The terms of the Lattice Group's 'defined benefit' (final salary) pension scheme will remain unchanged for existing members.

98% of responses to uncontrolled gas escapes are made within an hour – against a regulatory target of 97%.

Business developments

As the owner, operator and developer of the substantial majority of Britain's gas transportation system, Transco plays a crucial part in ensuring that the country's demand for gas is met.

The transportation system

The transportation system comprises approximately 6,600 km of high pressure National Transmission System (NTS) and around 270,000 km of lower pressure local transmission and distribution pipelines. Gas is transported on behalf of approximately 45 active gas 'shippers' to consumers and third party pipeline systems. The Bacton/Zeebrugge Interconnector, commissioned in 1998, connects our NTS with Continental Europe, allowing gas to be exported to and received from there. Also, gas is transported to Dublin and Belfast via the Interconnector at Moffat, Scotland. In accordance with its Licence, Transco continues to operate and develop the Network Code, which provides the commercial framework for transporting gas. As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation system.

Development of the British gas market

Just under half the country's primary energy is now transported through our system. Gas fuels some 35% of the country's electricity generation as well as providing heating and cooking in some 20 million homes in Britain. On 2 January 2002, Transco transported a record 427 million cubic metres of gas to end users.

For further information on points made within these pages visit the Transco section on www.lattice-group.com or Transco's own website www.transco.uk.com

The latest long-term projections suggest that the demand for gas in the British energy market is likely to increase by 20% or more over the next 10 years. On the same timescale, the Government's analysis indicates that the proportion of electricity generated from gas will increase to perhaps 60%, with gas supplying perhaps 47% of the overall energy market compared with 41% today.

As UK Continental Shelf gas reserves diminish, Britain will become increasingly dependent on gas imports delivered through the transmission networks of Continental Europe, or by ship as liquefied natural gas (LNG). This will have a significant bearing on the planning of Transco's transmission network. Transco's latest gas supply/demand projections, based on extensive industry consultation, indicate that by the end of the current decade approximately one third of Britain's total gas requirement will need to be imported.

The physical connection of the UK and Continental Europe through the Bacton/Zeebrugge Interconnector has led to closer harmonisation of UK and Continental Europe gas commodity markets. Over the last two years, this has led to the rapid escalation of British wholesale prices for gas because of their linkage to Continental European prices which are indexed to the oil price.

In July 2001, the Government initiated a review of UK energy policy by the Performance and Innovation Unit (PIU) in the Cabinet Office. We have contributed extensively to the PIU inquiry and the related consultations.

The PIU report to Government, published in February 2002, noted that gas is now providing over 40% of Britain's primary energy and over a third of the fuel used for power generation, with both these figures projected to go on increasing. It also noted Britain's growing import dependence. Nonetheless, the PIU report concluded that there are "no pressing problems concerned with increased dependence on gas, including gas imported from overseas". It recommended that the situation as regards the security of gas supplies and the adequacy of the requisite infrastructure should be closely monitored.

Some observers, including Transco, believe that these issues need to be addressed with greater urgency. Already gas supplies for the British market are tight at times of high winter demand. Gas supplies from UK offshore fields to meet high levels of winter demand are becoming less reliable, partly because high levels of gas production are being maintained through the summer for export to Continental Europe.

Looking ahead, western Europe, including the UK, has potential access to large reserves of imported gas from remote sources, but the security of supplies to Europe's end users will depend heavily on the adequacy of the connecting infrastructure. For Britain, on the western edge of the European gas transmission networks, this issue is a matter of particular concern, especially since we have not historically had to use the Continental European networks. LNG import terminals will have an important part to play in increasing the diversity of imported supplies. For all aspects of gas infrastructure, the lead times for construction are long, which means that the risks of supply difficulties must be foreseen and mitigated well in advance.

There is a pressing need for current efforts to liberalise European gas markets to be translated into sound practicable arrangements for the planning, funding and usage of the gas infrastructure needed to underpin a liberalised pan-European wholesale market. These arrangements will need to ensure the adequacy of the infrastructure, including its ability to cope with the more extreme conditions.

In summary, the gas industry in Britain is now facing a period of far-reaching change as it makes the transition from being largely self-contained and self-sufficient to a state of increasing inter-connectedness with the rest of Europe. Coupled with active involvement in the current review of UK energy policy and the related White Paper, we are contributing to the renewed efforts to create a liberalised pan-European wholesale market for gas on the basis of a well-founded open-access system of infrastructure. To this end, we are working in conjunction with the Government (DTI) and GTE, the representative European body for gas transmission.

New regulatory contract

The most important aspect of the last 15 months ended 31 March 2002 was our acceptance, in October, of Ofgem's Final Proposals for Transco's future price control. After careful consideration, the Board concluded that Ofgem's overall package of proposals and related assurances met our key criteria:

- first and foremost, that the resources provided to Transco under the new price control will enable it to operate the network safely and reliably, with sufficient people being available to cover the needs of the operations and maintain Transco's high standard of public safety and customer services;
- the need to be confident that Transco can deliver the substantially increased mains replacement programme required to meet the HSE's new policy objective; and
- the need to be confident in Transco's ability to continue paying an acceptable dividend, whilst servicing its debt and maintaining a strong credit rating.

In recognition of the possibility of further costs arising from external developments beyond those reflected in the new regulatory contract, Ofgem provided specific assurances that such costs would be considered a cause to reopen the price control.

Most importantly, acceptance of the Final Proposals leaves Transco's regulatory value intact, with Ofgem deciding against the use of the so-called 'focused' approach, which could have reduced Transco's regulatory value by up to £2 billion. Going forward, the new price control provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

A new element within Transco's price control framework was the introduction, from April 2002, of an incentives regime for the efficient operation of the NTS. These incentive schemes set Transco



Regional Networks

The restructuring programme creates eight regional Networks. The new structure will allow transparency of the performance of Transco's assets. It puts the focus on accountability and places greater emphasis on delivering a high quality service to customers.

1 North of England
2 North West
3 West Midlands
4 Wales and South West
5 East of England
6 North London
7 South of England
8 Scotland

performance targets in key areas of its daily operations. They allow Transco to share the benefits of out-performance, but also the costs where targets are not met.

Investment incentive schemes have been proposed which are intended to provide Transco with incentives for the provision of additional capacity on the NTS, over and above the levels assumed in the setting of the main part of the price control.

In this context, Transco continues to work with Ofgem and the gas shippers to develop a system of long-term capacity auctions. These would give shippers the opportunity to secure their capacity requirements many years into the future, in contrast to the present system whereby capacity is auctioned six months at a time. These new arrangements should provide sufficient predictability for underpinning long-term supply contracts to the British market.

In summary, we now have clarity on Transco's regulatory targets for the five years which commenced in April 2002. Our actions are now directed to the overriding priority of achieving them.

Restructuring programme
Transco has embarked on an extensive restructuring programme. By March 2003, Transco is planning to get its month-by-month profile of operating expenditure down to the corresponding regulatory target and to continue to drive for further productivity improvements. Regrettably, the necessary restructuring will lead to manpower reductions. Consequently, Transco has consulted with employees' representatives on the required 2,400 net reduction in permanent jobs by 2003. Where possible our aim is to achieve these through voluntary means.

The restructuring programme is based on eight regional Networks and National Transmission and Trading. Some activities, such as the Emergency Service, Shipper Services and Support Services, will be operated on a national basis to maximise economies of scale.

Senior management appointments have already been made and middle management appointments should be largely complete by the end of June. Detailed discussions on staff structures have commenced with the Unions. At least three quarters of the job losses will be in the staff and management grades, with smaller reductions to the operational workforce. These reductions will not compromise safety and service standards.

The application of advancing technology offers the potential to realise further efficiencies. In particular, advances in telecommunications and IT will enable us to increase the productivity of our dispersed national field force through improved planning and scheduling of work. Also, it will allow the seamless management and processing of data, replacing current paper intensive systems.

Over the next regulatory cycle, Transco's planned expenditure totals some £11 billion and against this we expect to make significant savings in the procurement of materials, services and contracts. In this regard, we are seeking to take advantage of the predictable long-term nature of the 30-year mains replacement programme set out by the HSE. We are also looking to optimise against the scale and expertise of external suppliers. One such area is the potential outsourcing of Transco's internal IT support activities.

Over the next two years, the restructuring programme is expected to cost £230 million, covering both redundancy, pension strain costs and system development costs. In the first year of the contract, we expect Transco's controllable operating costs to be some £50 million higher than assumed by Ofgem. Out-performance over the remainder of the contract is expected to at least offset the restructuring costs and the under-performance in the first year.

Infrastructure Investment
To ensure sufficient capacity is available in the transportation network, our Licence requires that the system be designed to meet a '1 in 20' aggregate peak day demand after taking into account certain operational factors such as use of storage and interruptible contracts. This is the level of demand that has a probability of being exceeded in only one year in 20, based upon historical weather data for at least the previous 50 years.

A £270 million NTS investment programme was completed in the 15 months ended 31 March 2002 as part of the continued planned programme to increase system capacity. Construction work, initially hampered by the protracted spell of wet weather, foot and mouth restrictions and delays in the planning cycle, was back on schedule later in the period.

Over 250 km of new NTS pipelines were laid in seven projects from Scotland and North West England to South Wales and East Anglia.

Transco invested £170 million on the medium and low pressure system in connecting an additional 182,000 domestic and 16,000 non-domestic properties to the network. This required the laying of 678 km of new mains on the distribution network. Transco also invested £53 million to strengthen the existing system by providing additional capacity to meet consumers' requests for a gas supply, which enabled 345 km of reinforcement mains to be commissioned on the network.

As part of Transco's replacement programme, 2,541 km of gas distribution mains were laid at a cost of £316 million during the 15 months ended 31 March 2002.

During the 15 months ended 31 March 2002, 2,344 km of iron mains were decommissioned as part of our ongoing policy, together with 50,707 service pipes. Some 1,089 km of medium pressure ductile iron (MPDI) mains were decommissioned in 2001, against a target of 960 km cited in an Improvement Notice issued by the HSE in September 2000. Transco is on schedule to decommission a forecast total of 2,360 km of MPDI within 30 metres of property by the end of 2002.

In the 15 month period, we answered over 8 million calls at Transco's Call Centres, 96% within 30 seconds.

Calls to call centres answered within 30 seconds %


100
75
50
25
0
98
95
96
90
1999
2000
2002*
Regulatory Target

Response to uncontrolled escapes within 1 hour %


100
75
50
25
0
98
98
98
97
1999
2000
2002*
Regulatory Target

Response to controlled escapes within 2 hours %


100
75
50
25
0
99
99
99
97
1999
2000
2002*
Regulatory Target

* Figures for the 15 months ended 31 March 2002

Total capital expenditure in the 15 months ended 31 March 2002 was £965 million (12 months ended 31 December 2000 £658 million; 12 months ended 31 December 1999 £419 million). Total replacement expenditure in the 15 months ended 31 March 2002 was £432 million (12 months ended 31 December 2000 £249 million; 12 months ended 31 December 1999 £200 million). All capital and replacement expenditure is incurred in the construction and acquisition of British domestic based assets and is financed through internal funds.

Safety management

We continue to strive for improvements in safety. Last September, Transco, Ofgem and the HSE concluded discussions on the next phase of mains replacement, resulting in an accelerated programme to replace all remaining iron mains within 30 metres of buildings. This will see some 91,000 km of iron mains being replaced over the next 30 years. Currently, we are in discussion with the HSE as to the replacement priorities.

Ofgem has allowed £1.5 billion* of investment for the first five years of the accelerated mains replacement programme, with an incentive regime to encourage efficient delivery. In setting price controls, these costs were divided 50:50 between capital and operating expenditure. This ensures that the cost of the programme will not fall wholly on today's customers but be shared with future customers who also stand to benefit from the further improvements in safety and operational integrity.

Safety performance

During the period, Transco continued to sustain its performance drive despite being faced with the wettest winter on record. At times our engineers had to resort to dinghies and helicopters to reach gas consumers in order to undertake remedial work and protect the gas transportation system. Thanks to their efforts there were no significant interruptions in supply as a result of bad weather.

This continuous drive to enhance performance is demonstrated by an underlying improvement of Transco's productivity and service standards. Transco is already achieving leading standards for its management of safety when tested against the CBI's Contour benchmarking tool. After a 34% reduction in the frequency of Lost Time Injuries to employees in 2000, it delivered a further 25% reduction for 2001.

Transco operates a free national gas emergency number: 0800 111 999†. Each winter it runs a safety awareness campaign to remind the public that the gas emergency service operates 24 hours a day throughout the year. During the 15 months ended 31 March 2002, our staff in the three national Call Centres dealt with 8.07 million telephone calls from the public, 96% of which were answered within 30 seconds. Our engineers attended 1.67 million gas escapes.

Results from an independent survey showed that 94% of people reporting a gas escape were satisfied or very satisfied with the outcome of their call to our Call Centres.

We also operate a free 24-hour helpline for gas consumers whose appliances or pipework need more extensive repair once a Transco engineer has made them safe. During the 15 months ended 31 March 2002, this helpline gave over 185,000 gas consumers the details of their local Council for Registered Gas Installers (CORGI) engineers.

Gas related incidents

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office, on 28 February 2002, announced its decision to prosecute Transco either for Culpable Homicide or for breach of the Health & Safety at Work Act. A trial date is awaited.

The HSE report into the fatal accident in Dundee in October 2000 in which two people died is currently with the Procurator Fiscal. A decision is awaited. The verdicts returned at an inquest on 21 March 2002 into the deaths of two people following an explosion in Batley in November 2000 were, in each case, one of accidental death.

On 24 July 2001, Transco was prosecuted under the Health & Safety at Work Act for an incident in January 2000, where an explosion occurred at a domestic property in Epsom following work carried out on a service pipe. Transco pleaded guilty and a fine of £50,000 was imposed with £11,976 costs.

On 14 November 2001, an explosion at Cavendish Mill, Ashton-under-Lyne, resulted in the death of one person. HSE investigations are continuing.

On 1 April 2002, an explosion at Clitheroe, Lancashire, resulted in a fatality. Transco is assisting the authorities in their investigations.

Customer and consumer service

Transco aims to meet a range of contractual and statutory standards of service. These cover Public Standards, which include the important Emergency Standards described in the section on Safety Performance, together with those on Transportation, Connections, Meterwork and Complaints. During the 15 months ended 31 March 2002, 98% of uncontrolled gas escapes were attended within one hour and 99% of controlled escapes were attended within two hours of receipt of the call. This is

* At 2000 Prices

† All calls are recorded and may be monitored

above the agreed standard of service of 97% for both.

Transco continues to improve its service to its gas shipper customers. Aggregate performance for all recognised transportation standards of service exceeded targets for 2001. Shipper customer satisfaction ratings increased consistently in line with Transco's investment to improve service delivery systems and processes. Transco's improvements in customer service were acknowledged in December when Transco received the Utility Industry's 'Customer Care' award for a second year in succession.

In November 2001, in a move welcomed by Ofgem, we instituted a consumer compensation scheme. This ensures that all consumers who find themselves without gas through the actions of Transco or a third party, such as a water company or cable operator, will receive £30 compensation from Transco for every 24 hours they are without supply. Industrial and commercial consumers will also receive compensation.

Unbundling
On 1 July 2001, gas connection activities were separated from Transco into a wholly owned subsidiary.

Progress continues to be made in the separation of Transco's metering and meter reading activities. We anticipate that the new systems and processes to facilitate a fully competitive market will come into effect in early 2003. Price caps for the provision of metering and meter reading services have been imposed on Transco and will remain in place until competition is deemed by Ofgem to be sufficiently developed.

Ofgem is expected to announce that Transco's LNG storage activities should be deregulated and as such we have now begun the process of moving LNG outside Transco's regulated ring-fence.

We are currently exploring the possibility of adapting the 900 acre brownfield LNG site at the Isle of Grain to allow LNG importation. The development of this site would support the Government's objective for energy supply diversification and the reuse of the existing contaminated land.

First Connect
First Connect provides gas connection services to the national pipeline infrastructure on behalf of Transco. With over 160,000 new domestic and industrial customers connected to the network each year, First Connect is able to deliver an end-to-end works management service.

On 31 March 2002, First Connect moved out of the Transco ring-fence and into Lattice Enterprises. As part of Lattice Enterprises, First Connect will be able to expand the breadth of products offered and its customer base.

For further information on First Connect visit www.lattice-group.com/firstconnect

Our activities impact on the social and economic well-being of millions of people across Britain and on the natural environment.

We recognise the role we play in society and believe that the benefits we bring are both substantial and long-lasting.

In addition to being a financially well-founded and successful company, our aim is to be at the forefront of good practice in our management of health, safety and the environment and to contribute actively to the wider needs of the society in which we operate. These matters are now an integral part of our strategic planning, decision-making and operational activities. In all that we do our approach to day-to-day operations is governed by the behavioural values and ethical principles defined in the Lattice Group's Statement of Business Principles. These cover a number of key areas: health and safety; environment; communication; work environment; community activities; customers; and our relationships with third parties.

That is why we are choosing to include within our Annual Report and Accounts material on non-financial components of our business. The selection of issues on which to report has been informed by a number of external reporting guidelines.

Integrated management
We adopt a holistic approach to carrying out our operations. The challenges of managing complex issues can be illustrated by a brief overview of the accelerated programme for replacement of iron mains. The pace of the programme has been set by the Health and Safety Executive's (HSE's) adoption of a precautionary approach to public safety. It results, for example, in a substantial increase in the mains replacement workload; from 2,000 km in 2001 to around 3,500 km per annum by 2006. This gives rise to associated issues that Transco has to manage in an integrated manner.

This example demonstrates the diverse factors and trade-offs that we need to manage. Our aim is to do this to the best overall effect across all areas of impact.

Review of Business Principles
During 2001, we reviewed how our Business Principles (which predate the Demerger) are being applied across the Group. We wanted to understand better the fit between our existing principles and each of the Group businesses. Following this review the members of the Lattice Executive took personal responsibility for developing a revised Statement of Business Principles which was approved by the Lattice Board in April 2002.

For further information on our Statement of Business Principles or other topics covered in this section visit www.lattice-group.com

An issue such as the replacement of iron mains has numerous inter-related impacts and actions. While not comprehensive, this diagram provides an overview of our approach to a particular issue.


Actions
Impacts
Issue
Improving/maintaining integrity of the gas network
Environmental
Disposal of soil
Transport for disposal
Aggregate mining
Emissions associated with congestion
Safety
Larger construction workforce
Availability of skilled engineers
Contractor management
Social
Enhanced public safety
Increased congestion during streetworks
Commercial
Increased cost of programme
Congestion charging for streetworks
Participation in government-led skills training task force
Establishing skills training programmes
Developing/applying innovative techniques for no/low use dig, recycling, reuse
Assurance gained from Ofgem regarding handling of significant unforeseen costs
Transco at forefront of development of best practice for utility streetworks
Keeping disruption to the public to a minimum

Corporate

Highlights

- Review of Business Principles and their application completed.
- Lattice Group Board Safety Committee established.
- Lattice Group Chairman's Awards for Health Safety & Environmental Achievement inaugurated.
- Lattice rated joint first in the sixth BiE Index of Corporate Environmental Engagement.
- Lattice rated first in the Dow Jones Sustainability Index pipeline sub-group.
- Lattice listed in the first FTSE4Good Index.
- Lattice Foundation and Group Social Responsibility Management Committee established.

Challenges

- Implement the revised Statement of Business Principles developing a related Statement of Business Practice for Transco.
- Encourage greater involvement by Transco's contract partners in Lattice Group Chairman's Awards.
- Maintain rating in external benchmarking indices as Transco reorganises to out-perform its new price control.
- Transco to achieve world class status in CBI Contour benchmark by 2004.
- Co-ordinate and maximise impact and resources of social responsibility activities.

CBI Contour – benchmarking HS&E performance and practice


Vulnerable
Contender
World class
Performance %
100
90
80
70
60
50
40
30
20
10
10 20 30 40 50 60 70 80 90 100
Practice %
Key
o UK sample
Transco average 1998
Transco average 1999
Transco average 2000
Utilities 2000

Policies and governance

We believe that sound policies underpinned by effective management systems provide the foundation for exceptional performance at an operational level. During 2001, a review of policies was initiated to ensure that they reflected the priorities of the business and represented best practice. This review will be completed during 2002.

The Lattice Group Board and the Executive specifically consider Health, Safety & the Environment (HS&E) as a standing agenda item every quarter. In addition, the Lattice Group Board established a Safety Committee in 2001.

Our enduring aim in the management of HS&E is to integrate it systematically from frontline approaches to Board level. The Board ensures that this takes place at the highest level by linking the attainment of annual objectives for HS&E with the Executive Directors' and other senior managers' performance-related remuneration. At an operational level HS&E practitioners are encouraged to attend a workshop at least annually to share best practice.

At a Lattice Group level, our social responsibility activities are managed through the Lattice Foundation and Group Social Responsibility Management Committee. This committee sets policy and has strategic oversight of all social responsibility activity. It seeks to promote and further develop the Group's social responsibility activities. All projects have a senior manager 'champion'.

Benchmarking performance

Lattice performed well in the Dow Jones Sustainability Index in 2001, coming first in the pipeline sub-group. The potential value to shareholders of being included in this index is demonstrated by the fact that the value of this index has grown by 180% since 1993 compared with a growth of 125% for the Dow Jones Global Index over the same period. Lattice also achieved a listing in the new FTSE4Good Index and was rated joint first in the Business in the Environment's (BiE) sixth Index of Corporate Environmental Engagement.

These indices are a useful means of benchmarking our performance with businesses of comparable size in the same market sector. Indeed, Transco actively uses CBI benchmarking tools, such as Contour for HS&E performance and practice, and Probe for customer satisfaction. These tools help to target areas in which progress is needed and provide comparison with best-in-class companies. Transco is committed to achieving 'world class' status in the CBI Contour index by the end of 2004.

Health and safety

Highlights

- Transco Reportable Injury Rate reduced by 33% in 2001 compared to 2000.
- Transco's Safety Charity Challenge raised over £1.8 million for charity and identified and removed over 18,000 potential workplace hazards.
- The HSE concluded the follow-up inspections to its 1999 audit of Transco.

Challenges

- Maintain the rate of improvement in safety performance in Transco.
- Reduce the level of sickness absence in Transco and improve the recording and analysis of it.
- Work with the HSE through the Gas Industry Safety Group to develop strategies for reduction in carbon monoxide incidents and fatalities.

Lattice Group Chairman's Awards
The role that employees and contract partners play in raising the profile and quality of HS&E management within the Company is acknowledged and celebrated through the Lattice Chairman's Awards for HS&E Achievement, which were initiated in 2001. Our aim is to ensure that good ideas are made more widely known as we strive for continuous improvement.

Health and safety

Our enduring aim for health and safety is to eliminate all work-related fatalities, injuries and illnesses to those engaged in the Group's operations, and to the public, and to promote a positive safety culture.

Many of our operations are potentially hazardous and so excellence in health and safety practice is critical to our 'licence to operate'. We are absolutely committed to remaining at the forefront of good practice in our management of these crucial aspects of our operations.

Our Health and Safety policy establishes the strategic aims against which the individual businesses are judged. Annual objectives are set and translated into targets for all our operations and progress towards their achievement is reported quarterly to the Lattice Group Executive and Board.

Transco applies stringent health and safety performance requirements to its key external contractors.

Very regrettably, on 4 October 2001 a Transco contractor died after the vehicle he was driving collided with a sub-contractor's tractor. Contractor site inductions and briefings now include materials relating to safe driving practices.

Key performance indicators
One of the most important key performance indicators that we monitor is the rate of injuries which are reportable to the enforcing authorities. During 2001, the Reportable Injury Rate was reduced by 33% in Transco. In 2001, injuries to employees resulted in 178 days per 1,000 employees off work (a total of 2,511 days), compared with 217 days per 1,000 employees (3,027 days) in 2000. By working to spot and eliminate the hazards inherent in our business we believe we can prevent injuries.

An initiative which has contributed to improved hazard spotting and the consequent reduction in Lost Time Injuries in Transco is the Safety Charity Challenge which started in September 1999. This initiative links the identification and elimination of potential hazards and the reductions in injuries sustained at work with donations to Mencap/Enable, a charity for people with learning difficulties.

By March 2002, nearly £1.8 million had been raised and over 18,000 potential hazards spotted and removed. External and internal endorsements for this initiative have been received from:
- Utility Week's Investment in People Award 2000;
- The Institution of Gas Engineers & Managers' Award for Safety 2000; and
- a Special Award in the Chairman's Awards for HS&E 2001.

Enhanced systems to monitor sickness absence performance were introduced during 2001. The more rigorous reporting arrangements may have contributed to much of the recorded increase of approximately 25% in sickness absence during 2001.

Business critical staff in Transco were offered influenza inoculations for the first time in 2001. Some 15% of all Transco employees took up the offer.

Employee health and safety risks
The identification and management of health and safety risks to employees across the full range of occupations is a key activity.

A major scheme to reduce the risk of Hand Arm Vibration Syndrome, which may affect employees who work with vibratory equipment such as road drills, is now in place across the whole of Transco. During 2001, the number of new cases reported decreased steadily. We believe this scheme is considered 'good practice' within the utilities sector.

Unnecessary or excessive business travel can have a detrimental effect on employees' health and well-being in addition to the increased risks of an accident. Greater use of videoconferencing and teleconferencing is encouraged.

Transco Reportable Injury Rate (RIR)
per 100,000 employees 2000-02


1,600
1,200
800
400
0
422
315
372
229
311
205
163
233
197
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2000
2001
2002
UK electricity, gas and water industries 12 month rolling RIR (from HSE statistics)
Transco 12 month rolling RIR

New cases of Hand Arm Vibration Syndrome reported 2001-02


80
60
40
20
0
60
18
0
25
12
Q1 Q2 Q3 Q4 Q1
2001
2002

HSE audit of Transco
Following the major audit of Transco by the HSE in 1999, a considerable amount of work was done to address the goal-setting recommendations. By the end of 2001, the HSE had concluded its follow-up inspections to confirm that its recommendations had been implemented.

Industry safety groups
Transco actively supports the Gas Industry Safety Group (GISG). The aims of the GISG are to:
- promote gas safety;
- encourage co-operation amongst industry players to develop, introduce and improve practices for the safe transmission, storage and use of gas throughout the UK; and
- ensure the safety of consumers and the public with particular focus on carbon monoxide poisoning.

Transco continues to run an annual winter advertising campaign to promote the use of its national gas emergency number 0800 111 999†. Through the work of the GISG the safety campaigns of all gas companies are now co-ordinated to reinforce key messages.

Transco is involved in the work of the Government-supported Gas Industry Emergency Committee (GIEC) through the Chairmanship of Executive Director John Wybrew. The GIEC's main aim is to ensure that, in the event of a large-scale gas supply failure, contingency plans are in place to mitigate the impact and ensure the rapid and safe restoration of supplies to consumers.

† All calls are recorded and may be monitored

Highlights

- 15 environmental management systems re-certified to ISO 14001.
- Lattice Group Environmental Report 2000 shortlisted for an ACCA UK Environmental Reporting award.

Challenges

- Maintain certification of environmental management systems during Transco restructuring.
- Achieve business-led targets for reduction in transportation emissions.
- Apply more widely the environmental initiatives recognised in the Lattice Group Chairman's Awards which also bring economic benefits.

Environment

We aspire to the highest standards of resource efficiency and environmental performance in our operations.

Five years ago, Transco began a programme of progressive improvements in its management arrangements to give practical effect to these aspirations. Driving the programme is an organisational structure that develops, promotes and endorses the highest standards of good practice. At the highest level, our approach to the environment is shaped via a framework of strategic objectives. These are to:

- manage all activities within the framework of a formal environmental management system;
- reduce relative levels of emissions, discharges and wastes; and
- reduce the relative use of environmentally sensitive resources throughout the business.

These strategic objectives are achieved by establishing and working towards a series of annual Group-level objectives supported by targets in Transco.

The Lattice approach to environmental management was recognised by BiE in its sixth Index of Corporate Environmental Engagement in which Lattice was rated joint first. In all, 206 leading businesses, including 83 of the FTSE 100 companies participated in this annual ranking exercise. In total they represent 83% of the market capitalisation of FTSE 350 companies. The Index ranks the participating companies on the basis of the standards of their management of the environmental impact of their operations; on the alignment of this with their business strategy; and on their environmental performance in setting relevant targets, prioritising and delivering continuous improvement. Both in environmental management and performance, Lattice was ranked equal first.

We believe that our success in the Index confirms the soundness of the foundations laid for future improvement.

Environmental management systems

Through the certified environmental management system in place, the Board is provided with direct assurance that systems are robust and properly focused on significant environmental risks and liabilities.

Benefits that we have recognised arising from the implementation of environmental management systems have been the increased awareness and motivation of employees, and improvements in operational efficiency as demonstrated by the environmental nominations to the Lattice Group Chairman's Awards 2001 and the survey of employee attitudes.

At the end of 2001, almost 98% of the workforce were operating under the framework of a certified environmental management system.

Emissions of greenhouse gases

million tonnes of CO_2 equivalent*


8.0
6.0
4.0
2.0
0
7.66
7.22
2000
2001

* Transco NTS data based on 1999 and 2000 figures respectively

Sources of greenhouse gas emissions 2001


Transport 1.0%
Other operations 18.1%
Building energy use 0.3%
Methane 80.6%

Total = 7.22 million tonnes of CO_2 equivalent

Key environmental issues
As a transporter of a non-renewable energy source and a developer of complex infrastructure, our business activities are inextricably linked with environmental issues. The key issues for Transco, both as opportunities as well as threats, are climate change, energy use, transport, management of excavation spoil and contaminated land.

Climate change
Natural gas is largely methane, and carbon dioxide (CO_2) is one of the products of its combustion. Carbon dioxide and methane emissions from the supply and use of fossil fuels are significant greenhouse gases that contribute to global climate change.

Transco's most significant challenge as regards climate change is the methane emissions arising from leakage and venting from the network. This accounts for almost 80% of Transco's total greenhouse gas emissions. In 2001, emissions of greenhouse gases expressed in terms of carbon dioxide equivalents were 7.22 million tonnes, 6% lower than in 2000. Carbon dioxide emissions resulting from the use of electricity and gas at operational, liquefied natural gas storage and National Transmission System (NTS) sites, and the operation of NTS compressors account for some 18% of Transco's total greenhouse gas emissions.

Natural gas has a significant role to play in assisting the Government to achieve its greenhouse gas reduction targets because it produces less carbon dioxide per unit of fuel used than coal or oil. In the last decade, simple fuel switching from coal or oil to gas, driven primarily by economic considerations, has contributed a reduction of over 50 million tonnes of carbon dioxide to the national target. This fuel switching has also led to significant reductions in the emissions of other air quality contaminants which contribute to regional and local pollution.

Energy use
The environmental benefits of natural gas are enhanced by its flexibility and its use in high efficiency conversion technologies. These benefits, and ease of transport, make natural gas the fossil fuel of choice for distributed generation and for small-scale combined heat and power generation where thermal efficiencies in excess of 90% are achieved.

In managing our own energy use, Transco seeks to utilise energy as efficiently as possible. Our buildings vary in terms of age, fuel type and technology. The energy use in our buildings was some 73.6 million KWh in 2001.

Transport
Transport is a key sustainability issue of operational importance to Transco. The Group's underlying objectives are to:
- manage the impact of travel activities on the environment; and
- realise real cost savings.

In 2001, business mileage and associated fuel consumption equalled 143 million miles and 26.8 million litres of fuel.

Excavation spoil
Transco generates a large amount of spoil from its activities. During 2001, almost 2.0 million tonnes of spoil were disposed of to landfill from Transco's operations. This included spoil generated from the laying of over 5,000 km of pipe and 198,000 service pipes.

Transco continues to be at the forefront of the development of innovative technologies and techniques to control the amount of excavation spoil generated. Techniques such as no-dig technology, recycling spoil and consolidating spoil for reuse in excavations are all strategies being deployed.

Contaminated land
The Lattice Group has inherited a portfolio of land from its gas industry origins. Lattice Property manages this portfolio on behalf of the Lattice Group, applying a rigorous approach to the indentification, assessment, control and remediation of contaminated sites.

Environmental prosecution
On 18 December 2001, Transco was prosecuted under the Control of Pollution Act 1974 following an incident on 29-30 March 2000 when leakage of diesel type oil from a generator on a Transco site flowed through sumps and field drains into Black Lynn Burn, Oban. A fine of £4,000 was imposed.

Transport emissions
thousand tonnes CO_2


80
60
40
20
0
63.6
67.0
2000
Transco
2001
Transco

Excavation spoil to landfill
million tonnes


2.0
1.5
1.0
0.5
0.0
1.1
2.0
2000
Transco
2001
Transco

Highlights

- Active engagement of the Lattice Group Board in management development and succession.
- Employee survey shows attitudes to health, safety and environmental issues improved within Transco.

Challenges

- Manage the organisational change, especially the restructuring of Transco and the consequent redundancies, while continuing to deliver business objectives and maintain appropriate skills base.
- Maintain the active involvement of employees in social responsibility initiatives.

Employee attitudes in Transco
1999 and 2001 % of respondents


100
75
50
25
0
65
75
59
60
50
75
43
48
A
B
C
D

Transco:
A keeps to high health and safety standards
B practises equal opportunities
C has strong environmental policies
D continually seeks to improve levels of customer service and care

Transco people

Transco's potential will only be realised if the full potential of each of us is realised. Through our human resources policies we seek to deliver to each of our employees a safe place of work, equality of opportunity and a work environment free from harassment and unfair or unlawful discrimination.

Communication

Communication plays an important role in business relationships and in ensuring public confidence in what we do. Effective communication within Transco is given high priority and several methods ensure that employees are kept informed of company news.

These include a company newspaper, Transco News, Lifelines magazine, dealing with Health, Safety & Environment issues, departmental newsletters such as Insight for IS, and regular communications with the shipper community.

Increasing use is being made of new media technology, with TransNet, Transco's company-wide intranet service, developing and expanding. By the end of 2002, the majority of front-line industrial staff will be using new laptops, which will improve communication with their base and enable crucial data to be input directly to back-office systems.

Complementing these initiatives, employees are kept up-to-date by regular e-mail communications including the weekly Newsfacts, a digest of the latest news throughout the company and ExCom Bulletin, dealing with high level issues. This is also used as the basis for a weekly message from the Managing Director on Newsline, which all employees can access via a freephone number.

A weekly intranet homepage, written in turn by each of the Executive Directors, provides a personal perspective on Transco, business news and external events in addition to bringing greater transparency to their roles.

The communications process is regularly tested using groups around the business. During 2001, an employee attitude survey was carried out within Transco, which provided a valuable insight. This highlighted the effectiveness of regular team briefings and the importance of visits by Executive Directors for face-to-face meetings with cross-sections of employees.

The delivery of Transco's objectives depends upon its employees. Two-way communication with employees has played a crucial role in the way employees have responded to the challenges set by the business, focusing on performance-related issues such as reducing operating expenditure to meet targets set by Ofgem in the periodic review.

We consult with employees on health and safety matters via formal consultative committees. All our employees are free to join trade unions; 95% of industrial employees and 70% of staff are members.

Our business objectives will only be achieved with the commitment and dedication of all Group employees and the positive support of our contractors.

Total employees* end March 2002
%


Female 17.7%
Male 82.3%
People of colour 3.6%
White 96.4%

* Based on Full Time Equivalents (13,885)

Total managerial grade employees*
end March 2002


Female 15.2%
Male 84.8%
People of colour 3.4%
White 96.6%

* Based on Full Time Equivalents (1,055)

Restructuring impacts
The scale of the task facing Transco in engaging positively with employees, while taking steps to place us in a position to deliver Transco's commitments under its new price control is challenging. Transco's current restructuring started by considering the outputs: the projected demand for gas transportation services; the substantially accelerated programme to replace iron mains; and, above all, the standards set for safety, reliability and customer service. The consequent restructuring is substantial, entailing net 2,400 job reductions (18% based on December 2001 employee numbers) by 2003. Overall, the job mix will change. Three quarters of the job losses will be in management and administrative grades. We are committed to consultation both formally and informally with union representatives and directly with staff. Wherever possible, redundancies will be achieved voluntarily and through early retirement. The HSE will also be examining in careful detail any material changes to Transco's Safety Case arising from its restructuring.

Group pension arrangements
The rising cost of the current 'defined benefit' (final salary) pension scheme, combined with changes to the State retirement provision, have caused us to review our pension arrangements.

While we will continue the defined benefit scheme for existing members, in common with many other companies, we have introduced a 'defined contribution' arrangement for new employees joining from April 2002. Under the new arrangement, both the employee and employer make contributions, with the pension based on accumulated funds. The result will be more cost-effective and flexible pension arrangements in the future for the Group.

Equality and diversity
We are committed to promoting equal opportunity in employment and eliminating unlawful and unfair discrimination. The Group's inclusive approach to utilising the talent and skills of all its employees is achieved by aiming to provide equality of employment opportunity through recruitment and selection, access to development opportunities and by fair application of reward policies. We continue to monitor pay in relation to the marketplace as well as individual performance.

We align employee and shareholder objectives through share schemes including a Sharesave Scheme and an All Employee Share Ownership Plan (AESOP). Some 78% of all eligible employees chose to participate in the Sharesave Scheme in 2001.

Work environment
Recent policy developments encourage employees to balance their work and personal lives. Our working environment is one that recognises the rights of employees and contractors to work without fear of harassment, discrimination or victimisation, irrespective of race, gender, religion, disability, age, marital status or sexual orientation. Transco develops annual equality and diversity action plans and provides key demographic data to enable annual monitoring at Board level.

Learning and development
We spend about £900 per employee per annum on training, developing and maintaining employee competence and capability. This takes place increasingly through e-learning methods. This places us in the top quartile of UK company spend on learning and development. In addition, in key customer locations such as Transco's Call Centres, the nationally recognised Investor in People standard has been achieved. Projects funded by the Lattice Foundation are championed by senior managers in Transco where appropriate to their experience or development needs.

Graduate development
New skills and talent are continually required to meet future needs. Transco recruits both technical and non-technical graduates annually and supports their personal development through an 18-24 month programme in addition to associated professional development support.

Highlights

- Improved Transco's system to manage shipper enquiries and queries.
- *Utility Industry Achievement Award for Customer Care* awarded to Shipper Services for a second year.
- Reduction of 8% in gas consumer complaints from June 2001.
- *Kelly's Award for Excellence in Purchasing and Supply* awarded to Transco Procurement and Logistics for Best Purchaser/Supplier Partnership Initiative.
- Contract-related savings of £36 million achieved in the Transco supply chain in 2001.

Challenges

- Meet all Transco's transportation standards of service without penalties over the new regulatory cycle.
- Continue improving quality of service delivery to gas consumers and monitor through satisfaction survey.
- Continue to reduce customer complaint numbers.

Consumer satisfaction measurement results 2001

Mean satisfaction
(1 = v. dissatisfied, 5 = v. satisfied)


5
4
3
2
1
0
4.37
4.05
4.22
4.18
3.78
3.82
4.06
A
B
C
D
E
F
G

A Urgent work B Meterwork C Meterwork (PME)
D Repair E Replacement F Connections G National Mean
PME Programme Meter Exchange

Third parties

The aim across all our businesses is continually to improve our relationships with third parties.

This includes looking for efficiencies in our supply chains, ensuring that gas consumers and their representative bodies are satisfied with our performance, and meeting the stringent standards expected by the gas shipping community – our direct customers.

Gas shippers
Transco's customers for gas transportation services are the 45 or so 'active' shippers. The Network Code, the common contract under which Transco transports gas for customers, contained 25 transportation standards of service at the end of 2001. Average performance exceeded these required standards and shipper customer satisfaction increased consistently in line with Transco's investments to improve service delivery systems and processes.

We seek regular feedback from the shippers, both formally and informally. As one of a number of customer service initiatives, Transco concluded a major project in 2001 to improve the way it handles enquiries and queries on the vast database it manages. Much of the capability of the new system was specified by the shippers. This project won the Award for Customer Care at the Utility Industry Achievement Awards 2001. This was the second year that Transco's Shipper Services organisation had won this award.

The service standards under which Transco's Shipper Services operates include:

- the daily despatch of meter readings for very large loads;
- notification of the energy content of gas;
- the speed at which enquiries are responded to;
- the timing of information flows that control the orderly transfer of consumer sites as they change hands from one competing supplier to another;
- transmission of information about meter changes; and
- visiting sites to determine accuracy of information.

Suppliers and contractors
We also recognise the importance of effective industry, supplier and contractor relationships. Products and practices are regularly reviewed to determine whether the product or service can be delivered faster, better or more cheaply whilst maintaining, or improving, safety standards. In 2001, savings of £36 million were achieved in the Transco supply chain. Contractors' HS&E performance is important and is considered as part of the tendering process.

Transco runs an annual supplier day where suppliers are briefed on business issues. The feedback from this event, which has operated for the last three years, is excellent. The frequency of contract review meetings with suppliers is dependent on established criticality criteria but meetings with key suppliers are held monthly.

In addition to supplier days, contractor days of a similar nature are held by both Transco's National Transmission and Trading Unit and National Operations. Contractors in particular are seen as increasingly important in delivering Transco's strategy, and effective communication is critical to maintain these relationships.

The strength of Transco's alliances and partnerships with its suppliers and contractors was recognised when Transco with one of its valued suppliers won the prestigious Best Purchaser/Supplier Partnership Initiative in the recent Kelly's Awards for Excellence in Purchasing and Supply. Internally, we recognise the quality of our relationships with contractors and suppliers through the contract partner category of the Lattice Group Chairman's Awards.

Gas consumers
During 2001, Transco established an independent gas consumer satisfaction survey to measure consumers' views of Transco's performance on a range of core products and services. This process involves sending out 12,000 survey questionnaires every two months to consumers who have received emergency, replacement and connections services from Transco.

Initial results have helped Transco to focus on key areas of performance to improve the quality of service delivery to consumers. From June to December 2001, complaint levels have been reduced by over 8% when compared with the same period in 2000. Some 96% of complaints are now resolved in fewer than 10 days of receipt. Transco supports energywatch, the new watchdog for gas and electricity consumers, through the provision of information, training and issue resolution. Following significant detailed work about aspects of the management of the gas supply network by Transco, Ann Robinson, chair of energywatch, said: "I am really pleased with the manner in which Transco responded to our request for information on the public safety aspects of gas mains and its prompt and substantial response."

Highlights

- Over 43,000 homes have now benefited from the Affordable Warmth heat leasing scheme.
- 1,494 people have received training in support of the Affordable Warmth Programme.
- £330 million in bank credit now available to local authorities for application in heat leasing schemes.
- *Business in the Community Awards for Excellence* awarded to Lattice and Groundwork for Transco Green Futures in the Power in Partnership category and to Lattice CRED in the Investing in Young People category.
- The first four participants in the Reading Young Offenders Institution gas engineering training scheme are now in employment in the gas industry.

Challenges

- Apply the lessons learned in delivering the Stockton Warm Zone to two further zones.
- Support schemes providing gas training skills to support the Government's fuel poverty agenda and to ensure delivery of Transco business objectives.
- Ensure a high level of take-up by local authorities of the additional credit facilities now available from British banks for heat leasing schemes.
- Continue to develop initiatives providing both social value and shareholder benefit.
- Maintain average of 8:1 gearing for Lattice Foundation projects.

Total number of houses benefiting from the Affordable Warmth Programme



45,000
30,000
15,000
0
253
729
3,733
12,138
18,781
28,545
35,541
43,175
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2000
2001
2002

Social responsibility

Commercial businesses often find themselves on the fault line between Government aspirations regarding their contribution to society in general and the successful creation of shareholder value through delivery of business objectives. Government sees business approaches and skills as having a valuable contribution to make in achieving its social policy objectives and the public sector is looking increasingly for partnership with business.

The Lattice Foundation spearheads our approach to social responsibility, piloting tailored solutions to significant social problems. Lattice Foundation projects are developed to meet defined business needs.

Our experience in the field of social responsibility is that with innovation, ingenuity and sharp focus, it is possible to create both shareholder and social value. Our approach is to identify emerging social problems where our skills and capabilities offer the potential to contribute to solutions. We develop innovative solutions and end-to-end processes for delivering them efficiently. We then undertake a pilot project in partnership with other stakeholders who are able to contribute, and benefit, from their different perspectives. The objective is to support pilot projects for a defined period and then to promote successful models to Government and the market sector.

Our contribution is not just financial, it includes the provision of leadership, skills and techniques. In all our social projects, our aim is to find an innovative solution, capable of being replicated countrywide, in partnership with the public sector and other stakeholders.

CRED – Creative Education

An example of how through the Lattice Foundation we have brought an innovative business approach and business skills to bear on social problems is Lattice CRED – Creative Education. This project, a partnership with Reading Borough Council and the Department for Education and Skills (DfES) for 15-16 year olds failing in conventional schooling, is based in a Learning Centre located in one of our business premises. The pupils followed a work-related curriculum for the whole of their year 11, spending three days a week at the Centre and the remaining two days on work experience. Attendance records for the 40 pupils improved from 40% at their previous schools to 85% in CRED. Around 60% of them have now gone on to jobs, apprenticeships and further education. The DfES has recognised CRED's success by funding the Lattice Foundation to set up a second scheme, Transco CRED, in Peterborough.

Affordable Warmth

Transco's Affordable Warmth Programme is a key element of the Government's strategy for eradicating fuel poverty. Since its launch in June 2000 over 43,000 houses have benefited from the heat-leasing element of the Affordable Warmth Programme and applications for a further 13,855 have been received. Further enhancements to the programme have been secured. During 2001, Transco brokered a partnership between the European Investment Bank (EIB) and a number of British banks to reduce further the cost of the leases to local authorities. To date, lines of credit worth £330 million have been extended by the EIB to these banks to support Transco's Affordable Warmth Programme and discussions are currently being held with a number of additional banks. This initiative secures cheaper money for registered social landlords and provides the programme with a larger and more effective marketing force.

Warm Zones

Over the next three years, the Affordable Warmth Programme is spending some £1.2 million in an initiative designed to concentrate the efforts to relieve fuel poverty in a particular geographic area – Stockton-on-Tees. From its launch in April 2001 to the end of March 2002, the Stockton Warm Zone has assessed 12,344 households and installed measures in 4,343 homes in addition to 848 central heating systems. 50 people have received training to support this initiative. Significantly, the Zone has obtained £13.5 million in funding from third parties.

Examples of proportion of external funding for Lattice Foundation projects

2001 £000



4,750
4,600
300
150
0
125
125
0
180
300
4,700
Lattice CRED Reading
Transco CRED Peterborough
Transco Green Futures
Lattice Foundation funds
External funds

Note: Lattice Foundation projects achieve an average gearing of 8:1 (external funding: Lattice Foundation funding).

Lattice Foundation and Transco-supported training initiatives



Ashfield and Mansfield
Birmingham
Blackpool
Bristol
Coventry
Creswell
Dearne Valley
Dundee
Edinburgh
Falkirk
Fenlands
Fife
Forth Valley
Glasgow
Grampian
Hertfordshire
Inverclyde
Kent
Leeds
Leicester
Liverpool
London
Lothian
Manchester
North Wales
Plymouth
Reading
Redcar
Redditch
South Ayrshire
South Lanarkshire
South Wales
Stockton-on-Tees

The success of the Stockton Warm Zone has encouraged Transco to apply the model in a similar scheme in Dundee and explore the possibility of a further zone in England.

Training support

A significant countrywide challenge in recent years is the shortage of skilled gas engineers and technicians. In addition to our involvement in the Government-led Gas Industry Skills Taskforce we have supported a number of schemes, or pilot models, to train gas operatives from unemployed/New Deal sources and recently redundant workers from declining industrial sectors. While the schemes are generally small in scale and geared to local needs, they are designed to be rolled out across the country. For example, the Lattice Foundation has established a project with Reading Young Offenders Institution, Advantica, Transco and Transco's major contractors to train and employ up to 50 selected young offenders as gas distribution operatives. Transco is providing a secure location in Slough for the practical elements of the programme.

A key element of the Affordable Warmth Programme also involves supporting its skill demands such as central heating installers, energy advisers and surveyors. So far, 1,494 people have received training through the programme and there are commitments to train a further 221.

Gas to non-gas areas

There are around 4.5 million households in Great Britain without a gas supply and around 1.3 million of these are thought to be in fuel poverty. The lack of access to gas is an impediment to the Government's aim of eradicating fuel poverty in vulnerable households. Transco has been active in assessing the social and environmental benefits associated with the connection of communities close to the gas network. Community case studies have been carried out and a Government task force has assessed the results. Their report recommends that further work is needed to test the effectiveness of extending the gas network in addressing fuel poverty and a pilot scheme is being developed to do this.

New Lattice Foundation projects in 2001

A number of new Lattice Foundation projects were initiated in 2001. They are expected to have considerable potential for replication as good practice.

We will be training up to 50, far from 'job ready', lone parents as call centre agents for Transco's Call Centres. The need to staff the gas emergency service 24 hours a day, every day, fits in with lone parents' flexible working requirements. A 15-day customised training programme is being developed.

This project includes setting up a four-unit community-based training centre within a Lattice Foundation-supported 'community college'. It has its own creche so parents will be able to balance work with bringing up a family.

For further information relating to Lattice Foundation projects visit www.lattice-foundation.com

Colin Matthews (46)
Chairman and Group Managing Director
He was appointed to the Lattice Group Board as Executive Director and to Transco as Group Managing Director in November 2001. Prior to his appointment he had been Director, Technical Operations at British Airways since 1997, before which he worked for General Electric Company in Canada and France. He is a Chartered Engineer and has leading management experience in running a complex continuous operation to the highest standards of safety and reliability.

Rob Verrion (49)
Chief Operating Officer
A Chartered Accountant, he joined the British Gas Corporation in 1982 and held a number of posts in finance, new business development and operations. In 1992, he was appointed the first Managing Director of MetroGas in Buenos Aires, Argentina. He returned to the UK in 1996, joining Transco as a Director and was appointed Finance Director of that business in July 1999. He was appointed Chief Operating Officer of Transco in November 2001.

David Rees (43)
Finance Director
He has 15 years' experience in corporate finance with specialist knowledge of utilities and regulation with various businesses including County NatWest and the Office of Water Services (OFWAT) where he was appointed Director of Corporate Finance and Economic Affairs. He joined Transco in October 2000 as Head of Regulatory Strategy and was appointed Finance Director in November 2001.

Chris Bolt (48)
Executive Director
He is Group Director of Regulation and Public Policy for Lattice. He was previously Regulation and Corporate Affairs Director for Transco where his responsibilities included the review of Transco's price control and regulatory strategy and management of communications and external relationships. He joined Transco in July 1999 when his previous contract as Rail Regulator was completed and has also held senior positions with the Department of Environment and the Office of Water Services (OFWAT).

Steve Lucas (48)
Executive Director
He was appointed to the Lattice Group Board as Executive Director, Finance in September 2000. A Chartered Accountant, he worked in private practice in the City of London until 1983, specialising in corporate tax. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles. Moving to British Gas in 1994, he was appointed Treasurer of BG Group in December 1998 and a Director of Transco in December 1999. As Executive Director, Finance, he has responsibility for all financial matters including treasury, insurance and taxation.

Tony Wray (40)
Executive Director
He joined the British Gas Corporation in 1983 and held a number of posts in operational, support and project management roles. In 1991, he joined Gas Transportation (which became Transco), developing systems, processes and organisations in line with the deregulation of the gas supply market. In 1996, he was appointed Transco Programme Manager for the introduction of competition in the domestic gas supply sector and in 1998 became General Manager, Support Services. In 2000, he was appointed Head of Asset Management and in December 2001 became National Operations Director.

John Wybrew (60)
Executive Director
He joined BG Group and was appointed a Director of Transco in April 1996 and was appointed to the Lattice Group Board as Executive Director in September 2000. He had a career with the Royal Dutch/Shell Group spanning more than 30 years and was Corporate Affairs Director for Shell UK Ltd before joining BG Group. As Executive Director, his responsibilities include corporate affairs, human resources, regulation and the health, safety, security and environment forum.

Since 1 January 2001, the following have resigned as Directors of Transco: Dr Philip Nolan, Stephen Ainger, Chris Le Fevre, and Nick Woollacott.

Company Secretary
Helen Mahy was appointed Company Secretary on 31 March 2002. She is also Company Secretary of Lattice Group plc. She is a qualified barrister and Associate of the Chartered Insurance Institute. Previously she was Group General Counsel and Company Secretary at Babcock International Group PLC.

The Directors of Transco have pleasure in presenting their Directors' report for the 15 months ended 31 March 2002, *incorporating the Operating and financial* review and general information.

Operating and financial review

Introduction

This Operating and financial review focuses on the continuing operations of Transco. Operating results of discontinued operations are separately considered. Non-operating items are considered in aggregate. A five-year summary of the financial results of Transco's continuing operations is set out on page 84. The activities transferred to other BG Group companies in the 1999 Restructuring and Refinancing are included as discontinued operations. The five-year summary on page 81 includes activities demerged as part of Centrica plc in 1997 as discontinued operations.

Overall Group results
15 months ended 31 March 2002

Total Group turnover for the 15 months ended 31 March 2002 was £3,922 million (12 months ended 31 December 2000 £2,975 million; 12 months ended 31 December 1999 £3,058 million).

Total operating profit before exceptional operating charges for the 15 months ended 31 March 2002 was £1,398 million (12 months ended 31 December 2000 £1,124 million; 12 months ended 31 December 1999 £1,320 million). Consolidated profit after exceptional items for the 15 months ended 31 March 2002 was £655 million (12 months ended 31 December 2000 £525 million; 12 months ended 31 December 1999 £669 million).

Dividends

The Company pays dividends sufficient to cover the dividend distribution and other funding requirements, principally interest charges, of its immediate parent company, Transco Holdings plc. Payments are made on a quarterly basis and in the 15 months ended 31 March 2002 comprise interim dividends paid of £361 million and a *proposed final dividend of £93 million.*

Change to historical cost accounting convention

During the period, the Directors decided that the Group should change its accounting convention from modified historical cost to historical cost. The Directors consider that this change enhances the comparability of the financial information with that of other utilities. All the results in this Operating and financial review, including 2000 and 1999 comparatives, are therefore stated under historical cost accounting.

Change in year-end accounting reference date

In order to improve the transparency of Transco's performance, we have changed our financial year-end from 31 December to 31 March. This move aligns Transco's reported results with its regulatory year which will provide benefits both internally and externally. Internally, it will enable management to monitor performance more easily against the regulatory targets and incentive mechanisms set by Ofgem on a regulatory year basis. Externally, it will provide better visibility as to the extent to which Transco is achieving the targets published by Ofgem. Therefore, this statutory financial period is for the 15 months ended 31 March 2002. In order to comply with US reporting requirements, the Group is also including in the financial statements an unaudited profit and loss account for the 3 months ended 31 March 2001 and for the 12 months ended 31 March 2002, together with related notes. This Operating and financial review comments on results for the 12 months ended 31 March 2002, as this will be the relevant period going forward. This will be compared to the 12 months ended 31 March 2001 as this is considered most useful. In addition, to comply with US reporting requirements, the results for the 12 months ended 31 March 2002 have been compared to the previous audited period, 12 months ended 31 December 2000. Also, the results for the 3 months ended 31 March 2001 have been compared to the 3 months ended 31 March 2000, and the 12 months ended 31 December 2000 has been compared to the 12 months ended 31 December 1999.

Operating results
12 months ended 31 March 2002 compared to 12 months ended 31 March 2001

The results for the 12 months ended 31 March 2002 reflect the final year of the operation of the five-year price control period for gas transportation, implemented with effect from 1 April 1997. This was the third full year of the current LNG storage price control period, implemented with effect from 1 April 1999.

Operating profit excluding exceptional items in the 12 months ended 31 March 2002 was £944 million compared to £1,059 million in the 12 months ended 31 March 2001, a reduction of £115 million. Operating profit including exceptional items in the 12 months ended 31 March 2002 was £844 million compared to £1,018 million in the 12 months ended 31 March 2001, a reduction of £174 million. The underlying movements in revenues and operating costs that caused this decrease are outlined below.

Transco's turnover was £2,980 million in the 12 months ended 31 March 2002 compared to £2,975 million in the 12 months ended 31 March 2001. The £5 million increase was due to additional turnover of £30 million received from the spring 2001 NTS capacity auctions, £13 million from underlying volume growth of 1% and £40 million of other short-term timing differences, including the effect of disaggregating metering charges in 2001, offset by a £78 million (3%) decrease in volumes because of warmer year on year temperatures.

Historical cost accounting (continuing activities)

	15 months ended 31 Mar 2002 £m	**Unaudited 12 months ended 31 Mar 2002 £m**	Unaudited 12 months ended 31 Mar 2001 £m	Unaudited 3 months ended 31 Mar 2001 £m	Unaudited 3 months ended 31 Mar 2000 £m	12 months ended 31 Dec 2000 (as restated) £m	12 months ended 31 Dec 1999 (as restated) £m
Group turnover	**3,922**	**2,980**	2,975	942	942	2,975	3,058
Total operating profit before exceptional operating items	**1,398**	**944**	1,059	454	519	1,124	1,320
Exceptional operating items	**(100)**	**(100)**	(41)	–	–	(41)	(20)
Total operating profit	**1,298**	**844**	1,018	454	519	1,083	1,300
Profit/(loss) on disposals	**10**	**9**	(13)	1	(1)	(15)	2
Profit on ordinary activities	**1,308**	**853**	1,005	455	518	1,068	1,302
Net interest	**(425)**	**(336)**	(366)	(89)	(93)	(370)	(353)
Profit before tax	**883**	**517**	639	366	425	698	949
Tax	**(228)**	**(130)**	(166)	(98)	(105)	(173)	(280)
Profit for the financial period	**655**	**387**	473	268	320	525	669

To measure underlying performance, Transco calculates the effect of the weather on its results as relatively warmer weather leads to decreased turnover and, therefore, decreased operating profit. The actual temperature is measured against seasonally normal temperature (SNT). SNT is ascertained by reference to the trend in temperatures over the past 35 years. The reported results are not adjusted for SNT, but underlying operating performance can be tracked by reference to such adjusted figures. Relative to SNT, the weather in the 12 months ended 31 March 2002 was warm, leading to a reduction in operating profit of £59 million, whereas the 12 months ended 31 March 2001 was colder than SNT, increasing operating profit by £19 million.

Operating costs of £2,036 million in the 12 months ended 31 March 2002 included £368 million of replacement expenditure and £371 million of depreciation including additional depreciation of £26 million following an asset life review of meters (see note 1 to the financial statements, page 45).

Operating costs of £1,916 million (excluding £41 million Demerger costs) in the 12 months ended 31 March 2001 included £50 million in respect of a one-off charge for potential liabilities arising from the Network Code and other shipper issues, £276 million of replacement expenditure and £343 million of depreciation. The Network Code liability was settled during the 12 months ended 31 March 2002 at £30 million. Of the remaining £20 million provision, £12 million was released back to the profit and loss account in the 12 months ended 31 March 2002 with the balance of £8 million utilised for other shipper liabilities.

Transco increased its spending on mains replacement by £92 million in the 12 months ended 31 March 2002 as a result of the programme to replace certain ductile iron mains that commenced in the middle of 2000, following an agreement with the HSE to replace by the end of 2002 an additional 2,360 km of ductile iron mains.

Depreciation increased by £28 million largely due to the additional depreciation on meters referred to above.

Excluding replacement expenditure, depreciation and the one-off charge for potential liabilities from the Network Code and other shipper issues, the underlying cost base in the 12 months ended 31 March 2002 was £50 million higher than during the 12 months ended 31 March 2001. This was because of a £45 million increase in pension costs following the actuarial valuation (see note 26, page 70), an £18 million increase in the Gas Transporter Licence fee that Transco has to pay to Ofgem (Transco is permitted to recover this fee by increasing future transportation charges) and a £14 million increase in the price of gas used in operating the system, partly offset by other cost reductions of £27 million.

In addition, an exceptional operating charge of £100 million was made in the 12 months ended 31 March 2002 comprising a £50 million charge for impairment of LNG storage assets and £50 million restructuring costs. This is discussed under Exceptional items on page 26.

Direct manpower at the end of March 2002 was 14,161, which is 214 lower than at the end of March 2001 as a result of the transfer of First Connect to Lattice Enterprises on 31 March 2002, partly offset by recruitment of operational staff to ensure compliance with working time regulations.

12 months ended 31 March 2002 compared to the 12 months ended 31 December 2000

Operating profit excluding exceptional items in the 12 months ended 31 March 2002 was £944 million compared to £1,124 million in the 12 months ended 31 December 2000, a reduction of £180 million. Operating profit including exceptional items in the 12 months ended 31 March 2002 was £844 million compared to £1,083 million in the 12 months ended 31 December 2000, a reduction of £239 million. The underlying movements in revenues and operating costs that caused this decrease are outlined below.

Transco's turnover was £2,980 million in the 12 months ended 31 March 2002 compared to £2,975 million in the 12 months ended 31 December 2000. The £5 million increase was due to additional turnover of £30 million received under the spring 2001 NTS capacity auctions, £19 million from underlying volume growth of 1% and £21 million of other short-term timing differences, including the effect of disaggregating metering charges in 2001, offset by a £24 million (1%) decrease in volumes due to warmer year on year temperatures and a £41 million reduction in transportation prices in May 2000.

Relative to SNT, the weather in the 12 months ended 31 March 2002 was warm, leading to a reduction in operating profit of £59 million. The weather in the 12 months ended 31 December 2000 was also warmer than SNT, decreasing the operating profit by £35 million.

Operating costs of £2,036 million in the 12 months ended 31 March 2002 included £368 million of replacement expenditure and £371 million of depreciation including additional depreciation of £26 million following an asset life review of meters (see note 1 to the financial statements, page 45).

Operating costs of £1,851 million in the 12 months ended 31 December 2000 included £50 million in respect of a one-off charge for potential liabilities from the Network Code and other shipper issues, £249 million of replacement expenditure and £332 million of depreciation. The Network Code liability was settled during the 12 months ended 31 March 2002 at £30 million.

Transco increased its spending on mains replacement by £119 million in the 12 months ended 31 March 2002 as a result of the programme to replace certain ductile iron mains that commenced in the middle of 2000, following an agreement with the HSE to replace by the end of 2002 an additional 2,360 km of ductile iron mains.

Depreciation increased by £39 million principally due to additional depreciation on meters referred to above.

Excluding replacement expenditure, depreciation and the one-off charge for potential liabilities from Network Code and other shipper issues, the underlying cost base in the 12 months ended 31 March 2002 was £77 million higher than during the 12 months ended 31 December 2000. This was due to a £45 million increase in pension costs following the actuarial valuation, a £25 million increase in the Gas Transporter Licence fee that Transco has to pay to Ofgem (Transco is permitted to recover this fee by increasing future transportation charges) and a £30 million increase in the price of gas used in operating the system, partly offset by other cost reductions of £23 million.

Direct manpower at the end of March 2002 was 14,161, which is 102 lower than at the end of December 2000 as a result of the transfer of First Connect to Lattice Enterprises on 31 March 2002, partly offset by recruitment of operational staff to ensure compliance with working time regulations.

Regulatory Price Control

Transco was subject to a price control formula agreed with Ofgem after taking into account, amongst other factors, Transco's operating costs, capital expenditure and replacement expenditure, cost of capital and transportation volumes for the period April 1997 to March 2002. This section details the results for the fifth regulatory year to 31 March 2002 using the methodology applied by the Monopolies and Mergers Commission (MMC) in 1997.

The formula includes a variable known as the K-factor which is used to adjust allowed revenues for a particular formula year (which operates from 1 April each year) for any accumulated under-recovery or over-recovery of formula allowed revenue from prior years. The K-factor must be accounted for on a receipts basis and cannot be accrued.

With the disaggregation of the single price control formula into the three components: Transportation, Metering and Meter Reading from 1 April 2000, the value of over-/under-recovery attributable to each element is termed *KT*, *KM* and *KR* respectively and is separately determined for each component. Ofgem has agreed that any over-/under-recovery attributable to the Metering and Meter Reading businesses as at 31 March 2002 may be carried forward as part of the Transportation K-factor. This will be apportioned between the separate NTS Transportation Owner and Local Distribution Zone price controls applicable from 1 April 2002 in the ratio 17:83.

Ofgem has agreed that £27 million of Gas Transporter Licence fees, paid by Transco in the formula period ended 31 March 2002, can also be carried forward as part of the Transportation K-factor.

At 31 March 2002, the accumulated net value of under-recovered revenues, to be carried forward in the Transportation K-factor, is estimated at around £38 million. The value of over-recovered revenues was £8 million at 31 March 2001.

The regulatory real rate of return for the 2001/02 formula year to 31 March 2002 was 8.2% (2000/01 formula year 8.8%). The cumulative regulatory real rate of return for the five formula years was 8.5% as compared to the MMC's benchmark for the whole formula period of 7%.

The results for Transco's five regulatory years in the five-year period to 31 March 2002 are set out on pages 79 and 80.

As at 31 March 2002, Transco's estimated regulatory value was £13,289 million (31 March 2001 £12,705 million) against the MMC's assumptions of £13,328 million (31 March 2001 £13,081 million).

Transco's estimate of the regulatory value of its Metering business assets as at 31 March 2002 is between £1.4 billion and £1.5 billion. This value cannot be more precisely calculated at this time, as the principles have not been fully established for allocating tangible fixed asset classes used by both the Transportation and Metering businesses.

The new five-year formula period, which commenced on 1 April 2002, leaves Transco's regulatory value intact at some £13.3 billion. For this period, Transco has been given a real pre-tax return of 6.25% for the Transportation business and 7% capped for the Metering business. Going forward, the new price control provides assurance on the value of Transportation assets on which Transco is entitled to earn a regulatory return.

A Periodic Review to establish the price control formulae for the five-year period beginning 1 April 2002 was completed in 2001. After careful consideration, the Lattice Group Board accepted Ofgem's Final Proposals. The operational expenditure targets set out in the Final Proposals are challenging and to meet this challenge an extensive restructuring programme is underway and restructuring costs of £50 million have been charged in the 12 months ended 31 March 2002. Further restructuring costs of approximately £180 million will be charged over the next 12 to 18 months. Further information on the regulation of Transco, the existing price control formula and the Periodic Review can be found in the Regulation section on pages 32 to 34.

3 months ended 31 March 2001 compared to the 3 months ended 31 March 2000

Transco's operating profit for the 3 months ended 31 March 2001 was £454 million compared to £519 million in the same 3 month period in the previous year. Transco's turnover of £942 million in the 3 months ended 31 March 2001 was the same as the 3 months ended 31 March 2000. An increase of £55 million arising from higher volumes due to the colder year on year temperatures was offset by lower prices.

Transco's operating costs of £488 million in the 3 months ended 31 March 2001 included £64 million replacement expenditure and £93 million of depreciation including £6 million following an asset life review of meters (see note 1 to the financial statements, page 45).

Transco's operating costs of £423 million in the 3 months ended 31 March 2000 included £37 million replacement expenditure and £82 million of depreciation.

Transco increased its spending on mains replacement by £27 million in the 3 months ended 31 March 2001 due to the programme to replace certain ductile iron mains that commenced in the middle of 2000.

Excluding replacement expenditure and depreciation the underlying cost base in the 3 months ended 31 March 2001 was £27 million higher than during the 3 months ended 31 March 2000. This was mainly due to a £16 million increase in the price of gas used in operating the system, the additional costs of facilitating restructuring and growth (including the development of separate Metering and Connections businesses) and the upward pressure on contractor rates as demand for skilled labour outstripped supply.

Transco's direct manpower at the end of 31 March 2001 was 14,375, 10 higher than at the end of March 2000.

12 months ended 31 December 2000 compared to the 12 months ended 31 December 1999

Operating profit, excluding exceptional items, in the 12 months ended 31 December 2000 was £1,124 million compared to £1,320 million in the 12 months ended 31 December 1999, a reduction of £196 million. Operating profit, including exceptional items, in the 12 months ended 31 December 2000 was £1,083 million compared to £1,300 million for the 12 months ended 31 December 1999, a reduction of £217 million. The underlying movements in revenues and operating costs that caused this decrease are outlined below.

Transco's turnover was £2,975 million in the 12 months ended 31 December 2000 compared to £3,058 million in the 12 months ended 31 December 1999. The £83 million decrease was due to the cumulative effect of two price cuts averaging approximately 3% and 4% made in 1999 and a further price cut averaging approximately 3% in May 2000 (decrease of £147 million in total). Offsetting this was an increase of £64 million arising from a 10% increase in volumes due to colder year on year temperatures and to underlying volume growth, primarily in the export market.

Operating costs of £1,851 million (excluding £41 million Demerger costs) in the 12 months ended 31 December 2000 include £50 million in respect of a one-off charge for potential liabilities from the Network Code and other shipper issues, £249 million of replacement expenditure and £332 million of depreciation. The Network Code liability was settled during the 12 months ended 31 March 2002 at £30 million.

Operating costs in the 12 months ended 31 December 1999 included £200 million of replacement expenditure and £330 million of depreciation.

Excluding replacement expenditure, depreciation and the one-off charge for potential liabilities from the Network Code and other shipper issues, the underlying cost base in the 12 months ended

31 December 2000 was £12 million higher than the 12 months ended 31 December 1999, because of a 10% growth in volumes transported, a 34% increase in the cost of gas used in operating the network, costs of the continuing restructuring within Transco and other general inflationary pressures.

In addition, an exceptional operating charge of £41 million was made in the 12 months to 31 December 2000, comprising costs arising from the Demerger from BG Group. The charge for the 12 months ended 31 December 1999 of £20 million relates to Restructuring and Refinancing costs. This is discussed under Exceptional items below.

Direct manpower at the end of December 2000 was 14,263, 103 lower than at the end of December 1999. This reflects the transfer of 249 staff to Advantica, a fellow Lattice Group subsidiary, offset by increased graduate recruitment and substitution of agency staff by direct employees.

Year ended 31 December 1999
Discontinued operations
Discontinued operations primarily represent the activities of BG International which were transferred to BG Energy Holdings as part of the 1999 Restructuring and Refinancing and which were subsequently retained by BG Group plc on Demerger. These activities included exploration and production, gas transmission and distribution, power generation and other activities. The substantial majority of these activities, excluding exploration and production, were based outside Great Britain. Discontinued turnover was £1,613 million in the 12 months ended 31 December 1999. Discontinued operating profit was £367 million in the same period.

Lattice Group pension arrangements
The rising cost of the current 'final salary' pension scheme, combined with changes to the State retirement provision, have caused the Lattice Group to review its pension arrangements.

While the Lattice Group will continue the existing defined benefit final salary scheme for current employees, in common with many other companies it has introduced a 'defined contribution' arrangement for new employees joining from April 2002. Under the new arrangement, which has been added to the Lattice Group Pension Scheme, both the employee and employer make contributions, with the pension based on accumulated funds. The result will be a more cost-effective and flexible pension scheme in the future for the Lattice Group.

Exceptional items
Exceptional operating items for both the 12 months and 15 months ended 31 March 2002 total £100 million.

Transco has impaired its LNG storage assets by £50 million to reflect forecast future cash flows under current regulatory arrangements. This charge has been treated as exceptional.

In addition, restructuring costs, mainly redundancy, of £50 million have been included within exceptional operating items.

For both the 12 months ended 31 March 2001 and 31 December 2000, costs of £41 million were incurred relating to the Demerger from BG Group; for the 12 months ended 31 December 1999 Restructuring and Refinancing costs of £20 million were incurred.

There were no exceptional operating items in either the 3 months to 31 March 2001 or to 31 March 2000.

Profit on disposal of fixed assets
Profit on the disposal of fixed assets in the 15 months ended 31 March 2002 was £10 million.

Profit on the disposal of fixed assets in the 12 months ended 31 March 2002 was £9 million compared to losses of £13 million in the 12 months ended 31 March 2001 and losses of £15 million in the 12 months ended 31 December 2000.

Profit on the disposal of fixed assets in the 3 months ended 31 March 2001 was £1 million as compared to a loss of £1 million in the 3 months ended 31 March 2000.

Loss on the disposal of fixed assets for the 12 months ended 31 December 2000 was £15 million compared to a £2 million profit in the 12 months ended 31 December 1999 (for continuing activities).

Interest
Transco's net interest payable in the 15 months ended 31 March 2002 was £425 million.

Transco's net interest payable fell to £336 million in the 12 months ended 31 March 2002 from £366 million in the 12 months ended 31 March 2001 and £370 million in the 12 months ended 31 December 2000. This reflects lower interest rates.

Net interest payable was £89 million in the 3 months ended 31 March 2001 compared to £93 million in the 3 months ended 31 March 2000.

Net interest payable in the 12 months ended 31 December 2000 was £370 million compared with £353 million in the 12 months ended 31 December 1999 (for continuing activities).

Taxation
Transco's tax charge was £228 million for the 15 months ended 31 March 2002.

The tax charge for the 12 months ended 31 March 2002 was £130 million as against £166 million in the 12 months ended 31 March 2001 and £173 million in the 12 months ended 31 December 2000, reflecting lower operating profits. The historical cost effective tax rate was 25.1% for the 12 months ended 31 March 2002 compared to 26.0% for the 12 months ended 31 March 2001 and 24.8% for the 12 months ended 31 December 2000 and reflects the adoption of FRS 19. FRS 19 requires full provisioning for deferred tax. As permitted by FRS 19, the Group discounts its deferred tax provision.

The tax charge was £98 million in the 3 months ended 31 March 2001 compared to £105 million in the 3 months ended 31 March 2000, reflecting lower operating profits.

The tax charge was £173 million in the 12 months ended 31 December 2000 compared to £280 million in the 12 months ended 31 December 1999 (for continuing activities), reflecting lower operating profits.

Transco has successfully appealed to the Special Commissioners against assessments issued by the Inland Revenue for the years 1995 to 1998 inclusive, related to the tax treatment of replacement expenditure. The Special Commissioners determined that the replacement expenditure was revenue in nature, and so tax deductible, as Transco contended. The Inland Revenue has decided that it will not appeal to the High Court.

Capital expenditure
In the 15 months ended 31 March 2002, the Group's total capital expenditure was £965 million.

Capital expenditure in the 12 months ended 31 March 2002 was £818 million compared to £722 million in the 12 months ended 31 March 2001 and £658 million in the 12 months ended 31 December 2000. This increase was mainly the result of expenditure on new NTS and other high pressure pipeline projects.

Capital expenditure in the 3 months ended 31 March 2001 was £147 million compared to £83 million in the 3 months ended 31 March 2000.

For the 12 months ended 31 December 2000 capital expenditure was £658 million, compared to £419 million for the 12 months ended 31 December 1999 (for continuing activities). This increase of £239 million is as a result of increased expenditure on the high pressure network and on the medium and low pressure systems.

Cash flow

Cash inflow from operating activities before exceptional items

Cash inflow from continuing operations before exceptional items was £2,360 million for the 15 months ended 31 March 2002.

Cash inflow from continuing operations before exceptional items in the 12 months ended 31 March 2002 was £1,228 million compared to £1,491 million in the 12 months ended 31 March 2001 and £1,478 million in the 12 months ended 31 December 2000. The decrease is primarily due to reduced operating profit as well as increased working capital.

Cash inflow from continuing operations before exceptional items in the 3 months ended 31 March 2001 was £1,132 million compared to £1,136 million in the 3 months ended 31 March 2000.

Cash inflow from continuing operations before exceptional items was £1,478 million for the 12 months ended 31 December 2000 compared to £1,039 million in the 12 months ended 31 December 1999. The increase is primarily due to decreases in working capital arising from the one-off impact in the 12 months ended 31 December 1999 of a change in British Gas Trading Limited's payment policy for gas transportation charges.

Cash outflow relating to operating exceptional items

Cash outflow relating to operating exceptional items was £12 million in the 15 months ended 31 March 2002.

Cash outflow relating to operating exceptional items in the 12 months ended 31 March 2002 was £11 million compared to £4 million in the 12 months ended 31 March 2001 and £4 million in the 12 months ended 31 December 2000.

Cash outflow relating to operating exceptional items in the 3 months ended 31 March 2001 was £1 million compared to £nil in the 3 months ended 31 March 2000.

Cash outflow relating to operating exceptional items was £4 million in both the 12 month periods to 31 December 2000 and 31 December 1999, for continuing operations only.

Exceptional cash outflows relate to environmental and restructuring expenditure.

Returns on investments and servicing of finance

Returns on investments and servicing of finance accounted for net cash expenditure of £371 million in the 15 months ended 31 March 2002.

Returns on investments and servicing of finance accounted for net cash expenditure in the 12 months ended 31 March 2002 of £303 million compared to £341 million in the 12 months ended 31 March 2001 and £393 million in the 12 months ended 31 December 2000. The decrease reflects lower interest rates.

Returns on investments and servicing of finance accounted for net cash expenditure in the 3 months ended 31 March 2001 of £68 million compared to £120 million in the 3 months ended 31 March 2000. The decrease reflects lower interest rates.

Returns on investments and servicing of finance accounted for net cash expenditure of £393 million in the 12 months ended 31 December 2000 compared to £391 million in the year ended 31 December 1999, for continuing operations only.

Taxation

Taxation paid was £240 million in the 15 months ended 31 March 2002.

Taxation paid in the 12 months ended 31 March 2002 was £205 million compared to £193 million in the 12 months ended 31 March 2001 and £191 million in the 12 months ended 31 December 2000.

Taxation paid in the 3 months ended 31 March 2001 was £35 million compared to £32 million in the 3 months ended 31 March 2000.

Taxation paid was £191 million in the 12 months ended 31 December 2000 compared with £152 million in the 12 months ended 31 December 1999, for continuing operations only.

Net borrowings

Net borrowings for continuing operations decreased to £5,177 million at 31 March 2002 from £5,331 million at 31 December 2000. The decrease is due to customer prepayments being in excess of increased capital and replacement expenditure.

Transco's shareholders' funds as at 31 March 2002 were £2,209 million compared with £2,008 million as at 31 December 2000. As at 31 March 2002, the gearing ratio (net borrowings as a percentage of total debt plus equity after the restatement of Transco's assets to their regulatory asset value) was 37% compared with 38% at 31 December 2000.

Both short and long-term cash flow forecasts are produced on a frequent basis to assist in identifying the liquidity requirements of Transco. These are supplemented by a financial headroom position which is supplied to the Lattice Group Board regularly to demonstrate funding adequacy for at least a 12-month period. Transco also maintains a minimum level of committed facilities in support of that objective and these are detailed below.

As at 31 March 2002, Transco had unused,

Transco operating profit (before exceptional operating items) £m



Operating profit
With weather effect
1,600
1,200
800
400
0
1,388
68
1,320
1,159
35
1,124
1,040
1,059
(19)
1,003
59
944
(12 months ended)
Dec 1999
Dec 2000
Mar 2001*
Mar 2002*

*(unaudited)

Transco £m (unless stated)

(12 months ended)	**Mar 2002***	Mar 2001*	Dec 2000
Total throughput (TWh):			
– At actual temperatures	**1,094**	1,116	1,101
– At SNT	**1,125**	1,112	1,118
Operating costs (before exceptional operating items)	**2,036**	1,916	1,851
Replacement expenditure†	**368**	276	249
Depreciation†	**371**	343	332
Capital expenditure	**818**	722	658
Direct manpower			
Year-end headcount	**14,161**	14,375	14,263

†Included within operating costs above

Transco operating costs (before exceptional operating items) **(OPEX)** £m



Base opex
Replacement expenditure
Depreciation
One-off opex
2,000
1,500
1,000
500
0
1,738
200
330
1,208
1,851
50
249
332
1,220
1,916
50
276
343
1,247
2,036
368
371
1,297
(12 months ended)
Dec 1999
Dec 2000
Mar 2001*
Mar 2002*

uncommitted multi-currency borrowing facilities of £1.413 billion. In addition, Transco had £0.623 billion of short-term (364 day) undrawn committed facilities and £0.663 billion of long-term undrawn committed facilities.

As at 31 March 2002, Transco had a US$1.25 billion Euro Commercial Paper Programme (US$1.2 billion unutilised); a US$ Commercial Paper Programme of US$2.5 billion unutilised; a US$0.5 billion Extendible Commercial Note Programme (unutilised); and a Euro Medium Term Note Programme of €6.0 billion (€0.6 billion unissued).

Treasury policy
Lattice Group's Treasury department raises all of the funding for Transco and manages interest rate and foreign exchange rate risk.

All funding is approved by the Finance Committee of the appropriate Group subsidiary's Board which receives recommendations on funding from the Finance Committee of the Lattice Group Board. The use of derivative financial instruments is controlled by policy guidelines set by that Board.

Details of the maturity, currency and interest rate profile of the Group's borrowings as at 31 March 2002 are shown in notes 15 to 18 of the accounts, pages 61-65.

Transco's financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper. The borrowings of Transco contain no restrictive covenants.

The Group places surplus funds on the money markets usually in the form of short-term fixed deposits which are invested with approved banks and counterparties. Details of Transco's short-term investments as at 31 March 2002 are shown in note 14 to the accounts, page 61.

Transco plc has a credit rating of A2/A. It is a condition of the regulatory ring-fence around Transco plc that it uses reasonable endeavours to maintain an investment grade credit rating.

The main risks arising from Transco's financing activities are set out below. The Board reviews and agrees policies for managing each risk and they are summarised below.

Refinancing risk management
The Board principally controls refinancing risk by limiting the amount of financing obligations (both principal and interest) arising on borrowings in any 12-month period, and by specifying a minimum average duration for borrowings. This policy restricts the Group from having an excessively large amount of debt to refinance in a given time-frame. During the year a mixture of short-term debt and long-term debt was issued.

Interest rate risk management
The interest rate exposure of Transco arising from its borrowings and deposits is managed by the use of fixed and floating rate debt, interest rate swaps, swaptions and forward rate agreements. The Group's interest rate risk management policy is to seek to minimise total financing costs (i.e. interest costs and changes in the market value of debt) subject to constraints so that even with large movements in interest rates, neither the interest cost nor the total financing cost can exceed pre-set limits.

The performance of the Treasury department in interest rate risk management is measured by comparing the actual total financing costs of its debt with those of a passively-managed benchmark portfolio.

Foreign exchange risk management
Transco has a policy of hedging certain contractually committed foreign exchange transactions over a prescribed minimum size. It covers 75% of such transactions expected to occur up to six months in advance and 50% of transactions in the 6 to 12 month period in advance. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to underlying operational cash flows.

Counterparty risk management
Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. The Board has agreed a policy for managing such risk, which is controlled through credit limits, approvals and monitoring procedures.

Gearing (Debt/Debt +Equity adjusted to Regulatory value) %


40
30
20
10
0
39
38
33
37
Dec 1999
Dec 2000
Mar 2001
Mar 2002

Derivative financial instruments held for purposes other than trading
As part of its business operations, Transco is exposed to risks arising from fluctuations in interest rates and exchange rates. Transco uses off-balance sheet derivative financial instruments (derivatives) to manage exposures of this type and as such they are a useful tool in reducing risk. Transco's policy is not to use derivatives for trading purposes. Derivative transactions can, to varying degrees, carry both counterparty and market risk.

Transco enters into interest rate swaps to manage the composition of floating and fixed rate debt, and so hedge the exposure of borrowings to interest rate movements. Transco enters into foreign currency swaps in order to manage the currency composition of borrowings and so hedge the exposure to exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are known as cross-currency swaps.

Transco enters into forward rate agreements in order to hedge interest rate risk on short-term debt and money market investments. Forward rate agreements are commitments to fix an interest rate that is to be paid or received on a notional deposit of specified maturity, commencing at a future specified date.

Valuation and sensitivity analysis
Transco calculates the fair value of debt and derivative instruments by discounting all future cash flows by the market yield curve at the balance sheet date. In the case of instruments with optionality, the Black's variation of the Black-Scholes model is used to calculate fair value.

For debt and derivative instruments held, the Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of such instruments.

As at 31 March 2002, the potential change in the fair value of the aggregation of long-term debt and derivative instruments was £66 million (31 December 2000 £57 million) assuming a 10% change in the level of interest rates.

Maturity of March 2002 net borrowings
£m


Over 5 years 2,173
Within 1 year 949
1 to 2 years 508
2 to 3 years 531
3 to 4 years 80
4 to 5 years 936

Total = 5,177

Business risks
The business risks within Transco are summarised on page 35.

Financial outlook
The main focus in the year to 31 March 2003 is to ensure that Transco is in a strong position to achieve Ofgem's regulatory targets by 2003. To this end Transco has begun an extensive restructuring programme, which it is estimated will cost approximately £230 million. Of this, £50 million has already been charged in the accounts for the 15 and 12 months ended 31 March 2002 and the balance will be charged over the next 12 to 18 months.

Also, Transco is scheduled to complete its unbundling of Metering later in 2002.

Commitments and contingencies
Note 23 to the financial statements, page 68, details the Group's commitments (including those for capital expenditure) and contingencies. The Group proposes to meet these commitments from both the operating cash flows of the business and existing lines of credit.

In 2001, Transco was released from a number of guarantees it provided in relation to BG Group's obligations, including the guarantee relating to BG Group's interest in the Karachaganak gas condensate field.

As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February 2002 announced its decision to prosecute Transco for Culpable Homicide and breach of Health & Safety at Work Act in the alternative. A trial date is awaited.

The HSE Report into the fatal accident in Dundee in October 2000 in which two people died is currently with the Procurator Fiscal. A decision is awaited.

On 14 November 2001, an explosion at Cavendish Mill, Ashton-under-Lyne resulted in the death of one person. HSE investigations are continuing.

On 1 April 2002, an explosion at Clitheroe resulted in a fatality. Transco is assisting the authorities in their investigations.

In 2000, Transco reviewed its policy on the replacement of some 4,200 km of medium pressure ductile iron pipes. As a consequence, Transco agreed, with the HSE, an accelerated programme of replacement for certain ductile iron pipes. The agreement was formalised with the issue of an HSE Improvement Notice. As a result, 2,360 km of medium pressure ductile iron pipes are required to be replaced by the end of 2002.

Litigation
There are historic pensions claims originally lodged against British Gas plc (now Transco plc) relating to provisions in the pension scheme which, until 1990, restricted access to the pension scheme for individuals on the basis of the number of hours worked per week. Such provision may amount to indirect sex discrimination where women account for a significant majority of those affected. Where such discrimination exists and cannot be objectively justified, there may be liability. There are currently approximately 1,000 such claims with the possibility of more claims being lodged by current employees who worked on a part time basis between 1976 and 1990. The claims are now proceeding through the Employment Tribunals following the House of Lords' ruling confirming that provided that claims are brought within six months of termination of employment, an employee can claim in respect of any losses suffered from 1976 onwards. The cases have been stayed until later in 2002 pending decisions in a number of test cases brought against various other companies. These claims are subject to an indemnity given by Centrica plc entered into when Centrica plc demerged from British Gas plc on 17 February 1997 in respect of those individuals who were Centrica employees. Transco plc has lodged a claims notice with Centrica plc under this indemnity.

The Group has received a number of claims and anticipates receiving further claims in respect of employer's liability insurance. While the Directors believe that no individual claim would be significant, £18 million is held (provision made in 2000) against the likely level of claims in excess of insurance reserves. The Group is insured for such claims which occurred in the post-privatisation years and partially insured for such pre-privatisation claims. An indemnity agreement entered into at Demerger will apply for the purpose of determining liabilities between Lattice and BG Group/Centrica for such pre-privatisation claims.

Transco is in dispute with Siemens Metering Ltd with regard to Electronic Token Meters provided by Siemens Metering Ltd to Transco. At present, the parties are seeking to settle the dispute. If these discussions do not reach a satisfactory conclusion it is possible that Transco will issue formal proceedings against Siemens Metering Ltd. No proceedings have yet been issued. Following a test of Electronic Token Meters in Wales a decision will be taken by Transco as to whether formal proceedings should be issued and, if so, as to the value of the claim.

Principal accounting policies
Principal accounting policies are shown on pages 37 to 38. As discussed earlier, the Group has changed its accounting convention from modified historical cost to historical cost.

Critical accounting policies
The Group has identified the most critical accounting principles by considering which policies involve complex or subjective decisions or assessments. These policies, discussed below, should be read in conjunction with the Group's principal accounting policies which are detailed on pages 37 to 38.

Asset reviews are carried out if there is some indication that impairment may have occurred. Impairment reviews are based on estimations of the value in use, representing the net present value of future cashflows and also, where relevant, having regard to their estimated net realisable value. This involves the use of various assumptions and judgements which, if changed, could impact on the calculation. Where provisions are made these are best estimates based on the current information available to management. Turnover contains an assessment of transportation services to customers between the date of the last meter read and the period end.

Adoption of new accounting standards
FRS 18 'Accounting Policies' and FRS 19 'Deferred Taxation' were adopted in the period to 31 March 2002. FRS 17 'Retirement Benefits' must be adopted fully during the year ending 31 March 2004. An outline of the requirement of these standards and the material impact is discussed in note 1 to the financial statements, page 45.

US GAAP reconciliation
Transco is an SEC registrant by virtue of debt securities listed on the New York Stock Exchange and on page 73 can be found additional information prepared in accordance with US GAAP, including significant differences between UK and US GAAP.

The euro
In January 2002 the euro was introduced as the cash currency in 12 European Union countries. This has had minimal impact on the operations of Transco. The UK may introduce the euro at a later date requiring sterling to convert irrevocably into the euro. Transco's assets, revenues, and costs are almost totally denominated in sterling. Transco will continue to monitor and upgrade the progress already made on assessing the implications of the introduction of the euro for Transco.

General information

Directors and officers

The names of the present Directors and biographical details are given on page 22. At every Annual General Meeting, Directors who were elected or last re-elected three years previously (Article 91(1)) must retire and may be re-appointed. Details of those Directors standing for re-election are given in the Notice of Annual General Meeting. Details of the Directors' emoluments can be found in note 6 on page 53. The officers of the Company at 31 March 2002 were the Directors and the Company Secretary. During the period under review, Helen Mahy replaced John Patience as Company Secretary on 31 March 2002. The total remuneration for the executive officers of the Company (excluding Directors, whose remuneration figures are shown in note 6 on page 53) during the 15 months ended 31 March 2002, including bonuses, was £177,243 (3 months ended 31 March 2001 £30,766; 12 months ended 31 March 2002 £146,478; 12 months ended 31 December 2000 £117,759) and the pension contribution was £4,720 (12 months ended 31 December 2000 £2,793). As at 14 May 2002 the executive officer had no interest in Lattice Group's shares.

Steve Lucas, Colin Matthews and John Wybrew have their service agreements with Lattice Group plc, details of which appear in that company's report and accounts. The service agreements for David Rees, Rob Verrion and Tony Wray are with Transco and terminable by not less than 12 months' notice served by either party on the other. The service agreement for Chris Bolt is with Lattice Group Holdings Ltd and terminable by not less than 12 months' notice served by either party on the other. Helen Mahy has a service contract with Lattice Group plc which is, with effect from 1 April 2002, terminable by not less than 12 months' notice by either side.

Employees

The total number of Group employees at 31 March 2002 was 14,161. The workforce is supplemented by outside contractors (the equivalent of 7,628 full-time employees for the period ended 31 March 2002). Transco has processes in place to communicate matters of importance to its employees, including the use of electronic mail and in-house publications, as well as videos and briefing meetings.

Terms and conditions of employment, including rates of pay, are determined by individual businesses for levels below top management. The businesses determine arrangements consistent with the market in which they operate.

The majority of employees are members of trade unions and both formal and informal mechanisms operate for collective consultation. The primary trade unions representing employees are Unison, the GMB Union and the Transport and General Workers Union. There have been no work stoppages of any significance in the last five years.

Transco remains committed to fair treatment of people with disabilities in relation to job applications, training, promotion and career development. Every effort is made to find appropriate alternative jobs for those who are unable to continue in their existing job due to disability.

Transco takes a positive approach to equality and diversity. We promote equality in the application of reward policies, employment and development opportunities, and aim to support employees in balancing work and personal lifestyles.

Employees are encouraged to become shareholders in Lattice Group plc. The majority hold ordinary shares under the BG Group Employee Profit Sharing Schemes, contribute to the Lattice Group Sharesave Scheme and/or participate in the Lattice Group All Employee Share Ownership Plan. Further details of the employee share schemes are given in note 6, page 53 of the Notes to the accounts.

Substantial shareholders

Transco plc is a wholly owned subsidiary of Transco Holdings plc, a wholly owned subsidiary of Lattice Group plc.

Share capital

On the latest practicable date prior to the publication of this document, the authorised and issued share capital of Transco plc was as follows:

Authorised ordinary shares		Issued ordinary shares	
Number m	Amount £m	Number m	Amount £m
6,052	69	3,944	45

Community Involvement

Transco acknowledges its responsibilities to play a part in the communities in which it operates. Lattice has formed the Lattice Foundation. During the 15 months ended 31 March 2002 the Lattice Group made charitable donations of £2 million. No donations were made in the UK for political purposes.

Research and development

The Company continues to play a significant role in technology improvement for the gas industry.

Suppliers

Transco aims to pay all of its creditors promptly. It is the Company's policy to agree the terms of the payment at the start of business with each supplier, ensure that suppliers are aware of the terms of payment, and to pay in accordance with contractual and other legal obligations.

The Company had 21 days' purchases outstanding at 31 March 2002 (31 December 2000 31 days) based on the average daily amount invoiced by suppliers during the 15 months ended 31 March 2002.

Auditors

PricewaterhouseCoopers have expressed their willingness to be re-appointed as Auditors of the Company.

Going concern

The accounts have been prepared on the going concern basis since the Directors are satisfied that the Group's and Company's activities are sustainable for the foreseeable future.

Annual General Meeting

The Annual General Meeting will be held at 1pm on 9 July 2002 at 31 Homer Road, Solihull, West Midlands B91 3LT.

Statement of Directors' responsibilities for preparing the financial statements and Internal control

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors consider that in preparing the financial statements detailed in the following sections, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and all applicable accounting standards have been followed: Principal accounting policies, Financial statements, Notes to the accounts and Operating and financial review.

The Company has complied with UK disclosure requirements in this report in order to present a consistent picture.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

The Directors, having prepared the financial statements, have requested the Auditors to take whatever steps and to undertake whatever inspections they consider appropriate for the purposes of enabling them to give their audit report.

Directors' remuneration

Details of Directors' remuneration are shown in note 6, page 53.

Directors' interests

Colin Matthews, Steve Lucas and John Wybrew are also Directors of Lattice Group plc and details of their interests in the shares of Lattice Group plc appear in Lattice Group's annual report and accounts. Interests of the other Directors are set out below.

None of the Directors, nor the Company Secretary (nor any person connected with them), has a beneficial interest or non-beneficial interest in the share capital of the Company. None of the Directors, nor the Company Secretary (nor any person connected with them), holds any interest in any other securities, including options over the Company's shares, of the Company.

The other Directors' beneficial interests in ordinary shares of Lattice Group plc during the financial period were as follows:-

	Beneficial interests ordinary shares (a)		Long Term Incentive Scheme notional allocation of shares (b)		
	As at 1 Jan 2001(c)	**As at 31 Mar 2002**	As at 1 Jan 2001(c)	Allocated during the period	**As at 31 Mar 2002**
Chris Bolt	832	**31,576**	151,350	67,827	**219,177**
David Rees	1,261	**8,913**	89,904	–	**89,904**
Rob Verrion	65,434	**96,952**	155,451	80,706	**236,157**
Tony Wray	28,847	**30,573**	143,643	–	**143,643**

a) Beneficial interest includes shares acquired pursuant to the Lattice All Employee Share Ownership Plan and the BG Group employee profit sharing schemes.
b) A notional allocation of ordinary shares was made in November 2001 at a base price of £1.4559 per share. Figures represent the maximum award possible if performance criteria are met at the end of the performance period (three years) and the shares would not vest until the expiry of the retention period (a further one year).
c) As at date of appointment for David Rees and Tony Wray.

	Options as at 1 Jan 2001(a)	Options granted during the period	Options exercised during the period	Market price at date of exercise	Options lapsed during the period	**Options as at 31 Mar 2002(b)**	Exercise price £	Earliest normal exercise date	Expiry date
Chris Bolt	8,209	–	–	–	–	**8,209**	1.18	Mar 2004	Aug 2004
David Rees	7,509	–	–	–	–	**7,509**	1.29	Oct 2004	Apr 2005
Rob Verrion	8,209	–	–	–	–	**8,209**	1.18	Mar 2004	Aug 2004
Tony Wray	8,209	–	–	–	–	**8,209**	1.18	Mar 2004	Aug 2004

a) As at date of appointment for David Rees and Tony Wray.
b) The closing price of Lattice Group plc ordinary shares on the last day of trading of the 2001/02 financial period (28 March 2002) was 174.50p. The range during the 15 month period from 1 January 2001 to 31 March 2002 for Lattice Group plc ordinary shares was 175.25p (high) and 128.50p (low).

Other interests

There were no changes in the interests of the Directors in the share capital or debentures of the Company or any of its subsidiary undertakings between 31 March 2002 and 14 May 2002.

By Order of the Board
Helen Mahy
Company Secretary 14 May 2002
Registered Office:
130 Jermyn Street, London SW1Y 4UR

Registered in England No. 2006000.

Gas and Electricity Markets Authority
The supply, transportation and shipping of gas in Great Britain are the subject of the licensing and regulatory regime of the Gas Act 1986, as amended (the Gas Act) and the Utilities Act 2000 (the Utilities Act) and are regulated by the Gas and Electricity Markets Authority (the Authority). In addition, the HSE regulates safety matters relating to the operation of the gas transportation system and the LNG Storage business.

The Utilities Act created a new principal objective for the Secretary of State for Trade and Industry (the Secretary of State) and the Authority to carry out their respective functions in a manner best calculated to protect the interests of consumers in relation to gas conveyed through pipes, wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities in connection with, the shipping, transportation or supply of gas so conveyed.

The Secretary of State and the Authority are required to carry out those functions in the manner so as to further the principal objective, having regard to (a) the need to secure that, so far as it is economical to meet them, all reasonable demands in Great Britain for gas conveyed through pipes are met; and (b) the need to secure that licence holders are able to finance the activities which are the subject of the obligations imposed by the Gas Act or the Utilities Act. Furthermore, the Secretary of State and the Authority are required to have regard to the interests of (i) individuals who are disabled or chronically sick; (ii) individuals of pensionable age; (iii) individuals with low income; and (iv) individuals residing in rural areas. In addition, there is an obligation on the Authority to have regard to guidelines on social and environmental matters issued by the Secretary of State.

In enforcing the conditions of the Licence and other obligations imposed by the Gas Act, the Authority can make legally enforceable orders. The Utilities Act enables the Authority to levy financial penalties on licensees for contravening any licence condition or relevant requirement of the Gas Act or Utilities Act or for failure to meet guaranteed standards of service.

The Gas Act and the Licence
Pursuant to the Gas Act, Transco plc (Transco) is obliged to develop and maintain an efficient and economical pipeline system, for the conveyance of gas in its authorised area and to comply, so far as it is economical to do so, with reasonable requests to connect to the system and convey gas by means of that system to any premises. The Gas Act and Licence also place duties on Transco to avoid undue discrimination or undue preference in the connection of premises or other pipelines or in the terms on which it undertakes the conveyance of gas.

When requested, Transco must connect to its gas transportation system premises situated within 23 metres of a relevant main, the supply of gas to which is not expected to exceed 2,196,000 KWh (75,000 therms) in any year and to supply and lay any pipe necessary for that purpose if requested to do so by the owner of the premises. Transco must also connect any premises, the supply of gas to which is not expected to exceed 2,196,000 KWh (75,000 therms) in any year to a relevant main where the connecting pipe is supplied and laid by the owner or occupier of the premises in question, where it is fit for purpose. Transco is required to maintain such connections and maintain, repair and renew any service pipe by which gas is conveyed to the premises. Under the terms of the Licence, Transco must conduct the transportation business in a manner best calculated to secure that neither it nor any related person nor any gas shipper or supplier obtains any unfair commercial advantage.

The current Licence consists of standard, amended standard and special conditions. The conditions can only be changed in accordance with the mechanisms set out in the Gas Act. The conditions of the Licence may be amended without Transco's consent in order to remedy or prevent any effects adverse to the public interest identified by the Competition Commission in an investigation under the Gas Act or the Fair Trading Act 1973 (Fair Trading Act). The Authority has power to make such references; the Secretary of State may also make references under the Fair Trading Act.

Transco may not dispose of the right to operate any transportation or LNG storage asset without the consent of the Authority. Any disposal of such rights to operate a significant part of the gas conveyance system also requires the consent of the Secretary of State.

Under the Licence, Transco is subject to further obligations in relation to its activities as a gas transporter. These include (i) obligations relating to the conveyance of gas to communities remote from the main transportation system in Great Britain; (ii) obligations requiring the production of regulatory accounts for the Transco business; (iii) obligations to enter into agreements with other gas transporters relating to the provision of emergency services to them or on their behalf where a major loss of supply has occurred; and (iv) an obligation to produce guidelines in relation to the operation of the transportation system.

The Licence is terminable on 10 years' notice by the Secretary of State, such notice not to be served earlier than 22 August 2011. It is also revocable by the Authority if (i) Transco so agrees; (ii) Transco fails to pay Licence fees; (iii) Transco fails to comply with a notice to remedy a breach of an enforcement order or with an order made under competition legislation or to pay a financial penalty; (iv) Transco ceases to carry on its business as a gas transporter; or (v) in the event of certain circumstances of financial default or if Transco enters into certain restructurings not approved by the Authority.

Transco's Licence also contains special 'ring-fence conditions', which were introduced into Transco's Licence with its consent in December 1999. These ring-fence conditions include requirements on Transco: only to carry on certain activities; to ensure that it has sufficient management and financial resources to carry out its business; to use reasonable endeavours to maintain an investment grade credit rating as the issuer of corporate debt; and to deal on an arms' length basis and on normal commercial terms with other companies in the Lattice Group and not to give new guarantees for them. If Transco is in material default of any of the ring-fence conditions it can be prohibited from declaring and paying a dividend.

Following consultations, the Secretary of State issued revised standard licence conditions with effect from 1 October 2001 to give effect to the provisions of the Utilities Act and to achieve greater alignment between the gas and electricity industries. The main changes to these licence conditions affecting Transco are: (i) the removal of the licence fee cap and changes to the method of allocating costs of the Authority and the Gas and Electricity Consumer Council to licence holders; (ii) an obligation to co-operate in modifying certain industry documents to give effect to the Utilities Act; (iii) stricter requirements for the provision of information to the Authority; (iv) stricter requirements for the disposal of rights to operate transportation assets; (v) enhanced provisions relating to the production and content of regulatory accounts; (vi) the requirement to make available data to customers about their supply points to facilitate competition in gas supply; (vii) a requirement not to give any cross-subsidy to, or receive any cross-subsidy from, any affiliate or related undertaking; and (viii) a requirement to obtain a guarantee for any transfer, lease or loan of any sum, asset or right to an affiliate or related undertaking, unless the consideration is paid in full when the transaction is entered into.

Price Control
(1 April 1997 – 31 March 2002)
Transco is subject to a price control agreed with Ofgem after taking into account,

among other factors, an assessment of Transco's operating costs, capital expenditure, cost of capital and transportation volumes. This control, which came into effect retrospectively from 1 April 1997, was based upon the recommendations of the 1997 MMC Report and established maximum average prices for gas transportation services. On 26 January 2001, the Authority introduced, with Transco's consent, new special licence conditions to create separate price controls for Transco's transportation business, its metering business and its meter reading business. The new conditions did not seek to revise the overall revenues Transco would receive but allocated the revenues between the businesses with effect from April 2000.

All the price controls were principally RPI-X controls which included an annual adjustment of inflation less 2%. These controls are expected to be superseded by the new price control with effect from 1 April 2002 (see below).

Capital investment
On 22 January 2002, Transco submitted its second report on its capital investment programmes under the price control, analysing the results achieved in relation to the targets set for the year 2000. For the period 1997 to 2000, the cumulative effect resulted in Transco meeting 13 and exceeding 5 of the agreed targets. Additionally Transco has delivered another safety related output that was not envisaged at the time the price control was set.

The new Price Control (1 April 2002 – 31 March 2007)
On 24 October 2001, Transco indicated its acceptance of the Authority's Final Proposals for its Price Control (Final Proposals) published on 26 September 2001. The Final Proposals projected revenue streams in respect of the following businesses:

- NTS TO (Asset Owner);
- LDZ; and
- Metering and Meter Reading.

Transco received the Authority's initial proposals for modifications to its Licence on 21 December 2001.

Final Proposals in respect of the NTS SO (System Operator) were published on 14 December 2001. Transco indicated its acceptance in principle of these Proposals on 31 January 2002.

Transco has been working with the Authority on the legal drafting. On 12 April 2002, the Authority published the formal legal text with explanatory notes containing the licence conditions to modify Transco's Licence. The consultation period closes on 24 May 2002. Transco is presently considering the detailed drafting and explanatory notes. Each of the new price controls will come into effect retrospectively from 1 April 2002, notwithstanding the date of the direction to modify Transco's licence.

Structure
The NTS TO (Asset Owner) owns and maintains the NTS network, while the NTS SO (System Operator) is responsible for the short-term operation of NTS system balancing functions and the long-term capacity management. The System Operator function of the LDZs remains within the LDZ price control.

The NTS TO control sets a limit on the total amount of revenue receivable by the NTS, reducing by 2% per annum in real terms after the first year. In addition, pass-through is to be given for costs incurred in respect of formula rates and the Authority's licence fees. The control is expected to last for five years from April 2002. It is expected the Licence will enable each of the controls to be modified earlier if either the Authority proposes, to which Transco agrees, or if Transco requests that a price control formula be terminated. If Transco does not agree to any proposed modification by the Authority, the matter may be referred by the Authority to the Competition Commission, formerly the MMC. Any request for termination by Transco must be made with not less than 18 months' prior notice of the date termination is requested to become effective. Upon such a request, the Authority can agree to the termination of the price control formula, propose a new formula or refer the matter to the Competition Commission.

The LDZ price control applies to all of Transco's LDZs collectively. During the forthcoming price control period, the Authority intends to consult on disaggregating this single control into a separate control for each of the LDZs. The control is structured so that 65% of revenue is fixed and 35% varies with volumes. In addition, pass-through is to be given for costs incurred in respect of formula rates and the Authority's licence fees. The control is expected to last for five years from April 2002.

One feature of the calculation of the LDZ control is that 50% of expected replacement spend (repex) is treated as recoverable in the year of spend, rather than being placed in full in the Regulatory Value (RV), which was the previous treatment. An incentive mechanism is also in place in respect of potential repex cost variations from the levels assumed when the control was set.

The Metering and Meter Reading price control takes the form of four tariff caps which constitute a ceiling on the amount Transco can charge in respect of four metering services. Other services provided by the Metering and Meter Reading businesses are covered by a non-discrimination provision. The caps are to be indexed by RPI. The Authority expects to remove these tariff caps by April 2004, subject to the development of competition. The caps contain no costs subject to pass-through.

The SO price control consists of a series of incentive schemes designed to incentivise efficient operation of the NTS and include entry and exit capacity investment incentives covering the arrangements for funding deviations in NTS outputs and investments from the 'baseline' level set out by the Authority in its Final Proposals. The principal day-to-day Incentive Schemes combined offer a potential maximum upside of £37.5 million and a downside of £19 million in 2002/03 and have principally been set for two years.

Rates of Return
The Authority applies an estimated rate of return to Transco's RV in order to calculate the returns required by the providers of finance – debt and equity holders. LDZ and NTS revenues were calculated using a pre-tax real rate of return of 6.25%, and Metering and Meter Reading revenues were calculated using a pre-tax real rate of return of 7.0%.

Regulatory Value
The RV represents the net investment which debt and equity holders have made in Transco. The RV contributes to allowed revenue through the return to the providers of finance – calculated by applying the rate of return to the RV, as well as through depreciation. The RV is depreciated to reflect the consumption of the assets in which the providers of finance have invested.

Other Price Control Licence Conditions
In addition to legal conditions to give effect to the economic matters mentioned in the preceding paragraphs, the Authority is also consulting on other conditions as part of the price control process, the principal of which are as follows:

- a condition to require that charges for the provision of emergency services shall be no more than is required to recover reasonable costs and reasonable profits;
- a requirement to operate the NTS in an efficient, economic and coordinated manner;
- conditions to ensure the consistent objective and transparent allocation of

costs, revenues, assets and liabilities, between the NTS TO activity, the NTS SO activity, the LDZ transportation activity, the metering activities and excluded services;

- a condition to require the submission of information to the Authority to enable verification of the activities and revenues that underpin the price control formulas;
- a condition to report on the environmental performance of the NTS, and to facilitate the development of an expenditure monitoring framework for the NTS;
- a condition to facilitate the establishment and operation of an incentive scheme to improve the operation and delivery of appropriate outputs from the LDZs and for the Authority to monitor such operation and also to facilitate the development of an expenditure monitoring framework;
- a condition to produce an Exit Code statement describing the services provided between the NTS TO and SO functions and the LDZ activity; and
- as Transco is to be given greater flexibility in the instruments that it can use to balance the NTS, conditions requiring Transco to act in a non-discriminatory manner in the way it procures systems management services, including the requirement to produce and publish guidelines as to how it will acquire such services, and prohibiting it from using such instruments otherwise than for the purpose of balancing the system.

In addition to the price control conditions, the Authority is separately consulting on a Licence condition to require Transco to make available to market participants greater information regarding the operation of Transco's network and any market relating to its pipeline system. The information to be disclosed will be determined through Network Code modification processes. To facilitate this, a new condition is being proposed to permit third parties to propose Network Code modifications.

Other Regulatory Developments
Treatment of assets
As part of Transco's Periodic Review, in June 2001, the Authority confirmed that the 'focused' method should not be used with respect to the allocation of the value attributed by investors to the different businesses which formed British Gas plc in December 1991. Under the 'unfocused' method, the distribution of the value of debt holders' and equity holders' investments in these entities are made in proportion to the book value of the net assets of these entities.

Unbundling from Transco
Meters
Meter Reading services were fully separated for all but a very small number of daily metered sites from August 2001. The Authority has proposed that, as a consequence, non-daily meter reading activities will not be subject to price controls from April 2002. In respect of Transco's metering services, separated pricing for Industrial and Commercial meters was introduced in April 2001, to complement that for Domestic meters introduced in October 2000.

Work on the separation of Transco's metering activities and systems has continued during the year, alongside industry discussions of the most appropriate processes and technical requirements for a more competitive market. The Authority has delayed the implementation date for these changes to February 2003, and Transco has plans in place to meet this date.

Connections
During 2001, Transco established First Connect as a wholly-owned subsidiary of Transco. First Connect provides connection services to Transco on an arm's length contractual basis in order for Transco to fulfil its obligations to connect premises to its gas transportation system. With effect from 31 March 2002 Transco transferred First Connect to Lattice Enterprises.

LNG storage unbundling
On 28 February 2002, Transco, in accordance with the terms of the Licence, gave the Authority notice of its intention to dispose of its LNG storage assets to an affiliate. On 12 April 2002, the Authority formally rejected Transco's notice and confirmed its intention to Transco to seek industry views on Transco's proposal to dispose of the LNG storage assets.

Risk Management within the Group
The Group has a risk management policy which provides a continuous process for identifying, evaluating and managing the significant risks facing the Group. The policy is applied across the Group and is implemented throughout the business, often to individual department level.

Business objectives and targets are communicated down through the organisation and the risks to meeting these objectives are identified and assessed in the relevant business area. The various departments within Transco capture key risks on a risk register in a standard format and can introduce risk management processes and structures appropriate to their activities and size, which enables Transco to meet the overall Lattice Group policy. Risk registers are updated regularly, with major risk filtering up, on an impact and probability basis, to the higher level Transco risk register.

The same filter process continues up the Lattice Group, including strategic and other risks identified by the Lattice Group Executive Directors and at the highest level the Lattice Group Risk Register captures the main risks facing the Group. The Lattice Group Risk Register is considered by the Lattice Group Audit Committee and any key areas of concern are elevated to the Lattice Group Board. In this way, the Lattice Group Board has an ongoing understanding of the critical risks facing the organisation.

Key risks facing Transco
Our main business objectives are:

- to preserve Transco's 'licence to operate', enhancing our reputation and being recognised as leaders in all aspects of safety, environmental performance, occupational health and customer service;
- to continue to deliver Transco's first rate performance within the new regulatory framework; and
- to deliver top quartile capital and operating efficiency.

The following describes some of the significant risks that could affect the Group and prevent us achieving our main business objectives. Additionally, there may be other risks that are known to us or risks that are not currently considered significant, but could turn out to be so.

We must manage the safety of employees, contractors and members of the public, to preserve our reputation and ensure regulatory compliance and sound financial performance.

Transco operates its network efficiently and profitably but without impairing safety. We are committed to minimising risks to employees, contractors and members of the public. The integrity of Transco's operations is an overriding and enduring objective. The requirement by the HSE to accelerate replacement of iron gas mains recognises that all reasonable steps are being taken to reduce the risk of fracture and corrosion. Transco maintains progressive engineering standards and solutions while all employees and contractors, with a safety or technical dimension to their role, must have their competency assessed at least annually. A comprehensive suite of performance measures gives confidence that the key controls remain effective and this is backed up by an audit programme. Where incidents do occur, a review panel considers the issues raised and disseminates the lessons learnt.

Transco has a near monopoly of gas transportation activities in Britain, hence we need to ensure that we maintain and operate a transportation system that is able to meet a 1 in 20 peak day demand. Any event that results in this commitment not being met could significantly affect Transco's regulatory regime and financial position.

There are two distinct risk areas in regard to security of supply. Firstly, short-term supply problems could occur. These might be a consequence of plant or equipment failure, third party damage or offshore supply failures. These risks are mitigated through a series of well-established reduction and contingency measures, including detailed procedures for dealing with gas supply emergencies. A test of these procedures was witnessed by the HSE during 2001.

Secondly, there are longer-term risks associated with security of supply which make it more difficult to anticipate future load growth requirements and which have led to uncertainty over the investment needed to secure supplies. This risk is more difficult for Transco to control because it is brought about by economic and climatic changes and changes in offshore investment and production together with greater reliance on imports. Transco is constantly lobbying to raise awareness of these issues and to gain the requisite funding to allow sufficient flexibility to be built into the system to support network resilience.

Transco must demonstrate convincingly and quickly enough to shareholders, the public and others concerned, that it can deliver its regulatory contract for the next five years. Failure to do so may significantly impair the Group's ability to increase shareholder value.

As discussed in the Regulation section on pages 32 to 34, Transco is subject to regulation by Ofgem. As with any regulated business, decisions by the regulator concerning permitted revenues and rates of return could have an adverse impact on Transco's results.

As part of our strategy to enhance shareholder value we intend to establish successful businesses free of utility price regulation. We may fail to deliver this and in doing so not generate an economic return on our investments.

At the time of Demerger we stated our aim to unbundle our Connections and Metering businesses. To date, these activities are progressing well, but as with any reorganisation of this magnitude, there are a number of risks. It is important that clear objectives are set, the new businesses have appropriate structures and control frameworks and that during the reorganisation, functions keep a clear focus on the business so that standards of service and safety performance continue to be maintained. To ensure this, separate management teams are formed for the new and residual business and business performance during change is monitored with monthly performance reporting. Separation implementation plans are approved at senior level before implementation and performance against those plans is monitored. There are other separation opportunities, but the business focus in the short term is performance. Progress in this area, after Connections and Metering, will be slower than originally anticipated, although we will continue to introduce measures or undertake pilot work to enhance future separation options.

A major challenge for us will be to ensure that we have the appropriate skills, in sufficient quantity, to deliver our business objectives. In addition, we must ensure that all employees carry out their roles in accordance with our Business Principles and behavioural values.

Meeting the requirements of the Mains Replacement Programme and Transco's new regulatory regime may result in a requirement for a different resource and skills profile. Thorough application of the Group's significant skill base, established processes and procedures will be key in managing this issue.

Summary
By applying our rigorous processes for the identification and management of our key risks at Group and business unit level, and application of our Business Principles, Lattice Group investors can remain confident that Transco is able to preserve its 'licence to operate' and continue to perform well through the new regulatory contract.

Independent Auditors' report to the shareholders of Transco plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, except for the unaudited information presented therein, which have been prepared under the historical cost convention and the accounting policies set out under 'Principal accounting policies' and the summary of differences between UK and US generally accepted accounting principles. As detailed in the 'Principal accounting policies', the Group has changed its accounting policy for deferred tax in the 15 month period to 31 March 2002 following the adoption of FRS 19 'Deferred tax', and the basis of preparation of its accounts from modified historical cost to historical cost principles.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards and Form 20-F are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board, the Listing Rules of the Financial Services Authority and Auditing Standards generally accepted in the United States.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, Business Review and Directors' report (including the Operating and financial review).

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and the profit and cash flows of the Group for the 15 month period then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group at 31 March 2002 and 31 December 2000 and the results of the operations and cash flows for the 15 month period ended 31 March 2002 and for the 12 months ended 31 December 2000 and 31 December 1999, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for the 15 month period ended 31 March 2002 and for the 12 months ended 31 December 2000 and 31 December 1999 and consolidated shareholders' equity at 31 March 2002 and 31 December 2000, all expressed in pounds sterling, as shown in the summary of differences between the UK and US generally accepted accounting principles.

PricewaterhouseCoopers 14 May 2002

Chartered Accountants and
Registered Auditors
1 Embankment Place London WC2N 6RH

Basis of preparation and accounting principles
In order to improve the transparency of Transco's performance, the financial year-end has been changed from 31 December to 31 March. This will align Transco's reported results with its regulatory year. Accordingly the financial information in this report presents the consolidated financial statements for the 15 months ended 31 March 2002 of the Company and those businesses which are held within the Group during this period. Comparative information has been prepared for the year ended 31 December 2000 and 1999. In accordance with US disclosure requirements, certain unaudited additional information in respect of the 12 months ended 31 March 2002 and 3 months ended 31 March 2001 is also provided. The principal entities included within these financial statements are shown in note 29, page 77.

The Group has also changed the basis of preparation of its accounts (see note 1, page 45). These accounts have been prepared in accordance with applicable accounting standards, under historical cost principles. Comparative figures have been restated accordingly. The 2000 and 1999 accounts were prepared on a modified historical cost basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Basis of consolidation
The accounts comprise a consolidation of the accounts of the Company and its subsidiary undertakings and incorporate the results of its share of joint ventures and associated undertakings on an equity basis.

The results of undertakings are consolidated from the date when control passes to the Company. The results of undertakings disposed of are consolidated to the date when control passes from the Company.

Transco plc has been ring-fenced for regulatory purposes. The ring-fence requires Transco to meet a number of regulatory conditions (set out in detail on pages 32 to 34) which include restrictions on business activities, fund raising, granting of guarantees and dividend payments. Transco plc is registered with the Securities and Exchange Commission (SEC) in the US in respect of listed debt securities. Transco plc therefore publishes additional information based on US GAAP in the 20-F Statement that is included within these financial statements.

Earnings per share information has not been presented in these accounts as the Company, being an indirectly held wholly owned subsidiary undertaking of Lattice Group plc, does not have publicly traded equity.

Tangible fixed assets
All categories of tangible fixed assets are carried at depreciated historical cost.

a) Historical cost
Additions represent extensions to, or significant increases in, the capacity of tangible fixed assets and are stated at actual cost.

Major assets in the course of construction are included in tangible fixed assets, in the categories to which they relate, on the basis of costs incurred at the balance sheet date. In the case of assets constructed by the Company, this includes all relevant directly attributable costs and commissioning costs.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the profit and loss account over the life of the assets.

b) Depreciation
Freehold land is not depreciated as expected residual values are not materially different from the carrying values. Other tangible fixed assets are depreciated on a straight-line basis at rates sufficient to write off the historical cost of individual assets over their estimated useful economic lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains and services	55 to 65 years
Gas storage	40 years
Plant and machinery	10 to 50 years
Meters	10 to 15 years
Motor vehicles and office equipment	3 to 10 years

Asset lives are kept under review and complete asset life reviews are regularly carried out. Following a review this year of meter lives the maximum depreciation period for meters was reduced from 20 years to 15 years. The impact of this change is detailed in note 1, page 45. Where asset lives are revised, the carrying amount is depreciated over the remaining revised life.

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Assets in the course of construction are not depreciated until they enter service.

Impairment of fixed assets
Impairment is calculated as the difference between the carrying values of the net assets of income generating units and their recoverable amount, being the higher of net realisable value and their estimated value in use at the date the impairment review is undertaken. Net realisable value represents the amount that can be generated through the sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit. Future cash flows are based on a five year business plan, projected out to either perpetuity or a more relevant term. Reviews are carried out if there is some indication that impairment may have occurred, to ensure that fixed assets are not carried above their estimated recoverable amounts. Impairment is recognised in the profit and loss account. For further details of the impairment reviews carried out in the period see note 3, page 51.

Stocks
Stocks are stated at weighted average historical cost less provision for deterioration and obsolescence.

Environmental costs
Provision is made, on a discounted basis, for statutory decontamination costs of old gas manufacturing sites, retained in the Group. The unwinding of the discount is included in the profit and loss account as a financial item and is added to the net interest charge.

Deferred tax
FRS 19 'Deferred Tax' has been implemented during the 15 months ended 31 March 2002. Comparative figures have been restated accordingly. In accordance with FRS 19 a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed by the balance sheet date. Previously the provision for deferred tax was accounted for on the partial provisioning basis required by Statement of Standard Accounting Practice (SSAP) 15. The effect of this change in accounting policy on the results and net assets of the Group is detailed in note 1, page 45.

Leases
Assets for use in the Group's businesses which are held under finance leases are capitalised, included in tangible fixed assets at historical cost and depreciated accordingly. The obligations related to finance leases, net of finance charges in

respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term, to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred.

Financial instruments
Derivative instruments utilised by the Group are interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions and forward exchange contracts.

A derivative instrument is considered to be used for hedging purposes when it alters the risk profile of an existing underlying exposure of the Group in line with its risk management policies. Derivatives used for hedging are accounted for on an accruals basis. During the period there were no derivatives used for trading purposes.

Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting the net interest charge. Premiums or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are retranslated at the rates ruling in the agreements and contracts. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs.

Turnover
Group turnover, which excludes value added tax and other sales taxes, comprises the value of goods and services provided by Group undertakings, excluding those between them.

Turnover generated under contracts pertaining to a period of time is recognised on a proportional basis to match the timing of the service delivery.

Turnover within Transco in respect of sales of regulated transportation services, the Group's principal source of revenue, includes an assessment of transportation services supplied to customers between the date of the last meter reading and the year end. Provision is not made for any future price reductions where revenues exceed the regulated maximum allowable amount.

Interest
Interest payable is written off as incurred. Discounts or premiums and expenses on the issue of debt securities and premiums payable on early redemption of debt securities, in lieu of future interest costs, are amortised over the term of the related security and included within interest payable.

Replacement expenditure
Replacement expenditure represents the cost of planned maintenance of Transco's mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written off as incurred. Expenditure that enhances the performance of mains and services assets is treated as an addition to tangible fixed assets.

Restructuring costs
Costs arising from the current Group restructuring primarily relate to redundancy costs. Redundancy costs are charged against profit in the period in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. For further details relating to restructuring costs in the period see note 3, page 51.

Pensions
SSAP 24, 'Accounting for Pension Costs' requires that the cost of providing retirement pensions and related benefits be charged to the profit and loss account over the periods benefiting from the employees' services. The regular pension costs, variations from the regular pensions cost and interest are all charged within employee costs. Transco is charged by its ultimate parent company, Lattice, for the full cost of its pension benefits, inclusive of the effect of any surplus or deficit deemed attributable to Transco. Hence, there are no resulting balance sheet provisions or prepayments reported in these accounts.

FRS 17, 'Retirement Benefits' which was issued on 30 November 2000, comes into effect on a progressive basis commencing in 2001 with full implementation required by 31 March 2004. The required disclosures for 2002 are given in note 26, page 70.

Research and development and advertising expenditure
All research and development and advertising expenditure is written off as incurred.

Consolidated historical cost profit and loss account

		Notes	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Turnover – Group and share of joint ventures	– continuing operations		942	2,980	**3,922**	2,975	3,058
	– discontinued operations (b)	4	–	–	**–**	–	1,613
			942	2,980	**3,922**	2,975	4,671
Less: share of joint ventures' turnover	– discontinued operations (b)		–	–	**–**	–	(63)
Group turnover		2	942	2,980	**3,922**	2,975	4,608
Operating costs	– continuing operations		(488)	(2,036)	**(2,524)**	(1,851)	(1,738)
	– discontinued operations (b)	4	–	–	**–**	–	(1,277)
	– exceptional items (c)	3	–	(100)	**(100)**	(41)	(20)
Total operating costs		5	(488)	(2,136)	**(2,624)**	(1,892)	(3,035)
Group operating profit	– continuing operations		454	844	**1,298**	1,083	1,300
	– discontinued operations (b)		–	–	**–**	–	273
			454	844	**1,298**	1,083	1,573
Share of operating profits less losses in:							
– joint ventures	– discontinued operations (b)		–	–	**–**	–	16
– associated undertakings	– discontinued operations (b)		–	–	**–**	–	78
Total operating profit	– continuing operations		454	844	**1,298**	1,083	1,300
	– discontinued operations (b)		–	–	**–**	–	367
		2	454	844	**1,298**	1,083	1,667
Profit on disposal of subsidiary undertakings	– continuing operations	3	–	–	**–**	4	–
Loss on disposal of subsidiary and associated undertakings	– discontinued operations (b)(d)	3	–	–	**–**	–	(669)
Profit/(loss) on disposal of other fixed assets	– continuing operations	3	1	9	**10**	(19)	2
Profit on disposal of other fixed assets	*– discontinued operations (b)*	3	–	–	**–**	–	34
Share of profit on disposal of fixed assets in joint ventures and associated undertakings	– discontinued operations (b)	3	–	–	**–**	–	1
Profit on ordinary activities		2	455	853	**1,308**	1,068	1,035
Net interest		7	(89)	(336)	**(425)**	(370)	(429)
Profit on ordinary activities before taxation			366	517	**883**	698	606
Tax on profit on ordinary activities		8	(98)	(130)	**(228)**	(173)	(365)
Profit on ordinary activities after taxation			268	387	**655**	525	241
Minority shareholders' interest			–	–	**–**	–	(14)
Profit for the financial period (b)		2	268	387	**655**	525	227
Dividends		9	(102)	(352)	**(454)**	(352)	(1,296)
Transfer to/(from) reserves		22	166	35	**201**	173	(1,069)

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 45.
b) Discontinued operations comprise the trading results and loss on transfer of business activities transferred as part of the 1999 Restructuring and Refinancing.

Profit/(loss) for the financial period	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) £m	12 months ended 31 Dec 1999 (as restated) £m
Continuing operations	268	387	**655**	525	669
Discontinued operations	–	–	**–**	–	(442)
	268	387	**655**	525	227

c) Operating exceptional items all related to continuing operations. For further information see note 3, page 51.
d) The 12 months ended 31 December 1999 includes a loss on disposal of subsidiary undertakings of £685m relating to the transfer of non-Transco assets as part of the 1999 Restructuring and Refinancing.

The accounting policies on pages 37 to 38, together with the notes on pages 45 to 78, form part of these financial statements.

Consolidated statement of total historical cost recognised gains and losses

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Profit for the financial period	268	387	**655**	525	227
Other recognised gains and losses:					
Unrealised loss on revaluation of tangible fixed assets	–	–	**–**	–	(11)
Currency translation adjustments	–	–	**–**	–	(14)
Total recognised gains and losses for the financial period	268	387	**655**	525	202
Prior year adjustment (b)	–	–	**(7,260)**	–	–
Total recognised gains and losses	–	–	**(6,605)**	–	–

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. If the accounts had been prepared on a modified historical cost basis, the modified historical cost profit for the 15 months would have been £426m (3 months ended 31 March 2001 £225m; 12 months ended 31 March 2002 £201m; 12 months ended 31 December 2000 £381m; 12 months ended 31 December 1999 £68m). FRS 19 has increased profit for the 15 months ended 31 March 2002 by £28m (3 months ended 31 March 2001 £2m; 12 months ended 31 March 2002 £26m; 12 months ended 31 December 2000 £22m; 12 months ended 31 December 1999 £nil).

b) The change from the modified historical cost accounting convention has reduced net assets as at 31 March 2002 by £6,018m (31 December 2000 £6,609m; 31 December 1999 £6,372m) and the implementation of FRS 19 has reduced net assets by £623m as at 31 March 2002 (31 December 2000 £651m; 31 December 1999 £673m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,641m (31 December 2000 £7,260m; 31 December 1999 £7,045m).

Note of historical cost profits and losses

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Reported profit on ordinary activities before taxation	366	517	**883**	698	606
Realisation of investment property revaluation gains of previous years	–	–	**–**	–	77
Historical cost profit on ordinary activities before taxation	366	517	**883**	698	683
Historical cost profit for the period retained after taxation, minority interests and dividends	166	35	**201**	173	(992)

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 45.

Historical cost balance sheets

	Notes	The Group As at 31 Mar 2002 £m	The Group As at 31 Dec 2000 (as restated) (a) £m	The Company As at 31 Mar 2002 £m	The Company As at 31 Dec 2000 (as restated) (a) £m
Fixed assets					
Tangible assets	10	**7,540**	7,121	**7,543**	7,121
Investments in subsidiary undertakings	11	**-**	-	**875**	15
		7,540	7,121	**8,418**	7,136
Current assets					
Stocks	12	**34**	38	**34**	38
Debtors: amounts falling due within one year	13	**465**	518	**465**	534
Debtors: amounts falling due after more than one year	13	**2,076**	2,066	**2,076**	2,066
		2,541	2,584	**2,541**	2,600
Investments	14	**3**	58	**209**	234
Cash at bank and in hand		**-**	1	**-**	-
		2,578	2,681	**2,784**	2,872
Creditors: amounts falling due within one year					
Borrowings	15 to 18	**(952)**	(2,020)	**(951)**	(1,207)
Other creditors	19	**(1,017)**	(732)	**(1,899)**	(1,561)
		(1,969)	(2,752)	**(2,850)**	(2,768)
Net current assets/(liabilities)		**609**	(71)	**(66)**	104
Total assets less current liabilities		**8,149**	7,050	**8,352**	7,240
Creditors: amounts falling due after more than one year					
Borrowings	15 to 18	**(4,228)**	(3,370)	**(2,619)**	(3,551)
Other creditors	19	**(928)**	(870)	**(2,742)**	(869)
		(5,156)	(4,240)	**(5,361)**	(4,420)
Provisions for liabilities and charges	20	**(784)**	(802)	**(784)**	(802)
		2,209	2,008	**2,207**	2,018
Capital and reserves					
Called up equity share capital	21,22	**45**	45	**45**	45
Share premium account	22	**204**	204	**204**	204
Other reserves	22	**1,332**	1,332	**1,332**	1,332
Profit and loss account	22	**628**	427	**626**	437
Transco shareholders' funds (b)		**2,209**	2,008	**2,207**	2,018

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 45.
b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £623m as at 31 March 2002 (31 December 2000 £651m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,641m (31 December 2000 £7,260m). For further information see note 1, page 45.

Commitments and contingencies are shown in note 23, page 68.

The financial statements on pages 37 to 78 were approved by the Board on 14 May 2002 and were signed on its behalf by:

Colin Matthews, Chairman and Group Managing Director

Steve Lucas, Executive Director

The accounting policies on pages 37 to 38, together with the notes on pages 45 to 78, form part of these financial statements.

Movements in historical cost Transco shareholders' funds

	The Group				
	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Profit for the financial period	268	387	**655**	525	227
Dividends	(102)	(352)	**(454)**	(352)	(1,296)
	166	35	**201**	173	(1,069)
Issue of shares	–	–	**–**	–	75
Redemption of share capital	–	–	**–**	–	(142)
Other recognised gains and losses for the financial period (b)	–	–	**–**	–	(25)
Shares issued to a qualifying employee share trust (c)	–	–	**–**	–	(59)
Goodwill	–	–	**–**	–	256(d)
Net movement in shareholders' funds for the financial period	166	35	**201**	173	(964)
Transco shareholders' funds at beginning of the financial period (e)	2,008	2,174	**2,008**	1,835	2,799
Transco shareholders' funds at end of the financial period (e)	2,174	2,209	**2,209**	2,008	1,835

	The Company				
	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Profit for the financial period	267	376	**643**	521	597
Dividends	(102)	(352)	**(454)**	(352)	(1,296)
	165	24	**189**	169	(699)
Issue of shares	–	–	**–**	–	75
Redemption of share capital	–	–	**–**	–	(142)
Other recognised gains and losses for the financial period (b)	–	–	**–**	–	(2)
Shares issued to a qualifying employee share trust (c)	–	–	**–**	–	(59)
Net movement in shareholders' funds for the financial period	165	24	**189**	169	(827)
Transco shareholders' funds at beginning of the financial period (e)	2,018	2,183	**2,018**	1,849	2,676
Transco shareholders' funds at end of the financial period (e)	2,183	2,207	**2,207**	2,018	1,849

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 45.

b) An analysis of the Group's other recognised gains and losses for the financial period is shown on page 40. The Company's other recognised gains and losses for the financial period comprise currency translation adjustments on foreign currency net investments.

c) Represents the difference between the issue price and the share option prices of shares funded by the Company, which were issued to a qualifying employee share ownership trust.

d) Represents write-back of goodwill eliminated against reserves on transfer of subsidiary undertakings as part of the the 1999 Restructuring and Refinancing.

e) The change from the modified historical cost accounting convention has reduced the Group's and the Company's net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m; 31 December 1999 £6,372m) and the implementation of FRS 19 has reduced the Group's and the Company's net assets by £623m as at 31 March 2002 (31 December 2000 £651m; 31 December 1999 £673m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,641m (31 December 2000 £7,260m; 31 December 1999 £7,045m). For further information see note 1, page 45.

The accounting policies on pages 37 to 38, together with the notes on pages 45 to 78, form part of these financial statements.

Consolidated cash flow statement

	Notes	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Operating activities:						
Cash inflow from operating activities before exceptional items	27(a)	1,132	1,228	**2,360**	1,478	1,573
Net expenditure relating to exceptional items	27(a)	(1)	(11)	**(12)**	(4)	(31)
Net cash inflow from operating activities	27(a)	1,131	1,217	**2,348**	1,474	1,542
Dividends from joint ventures and associated undertakings		–	–	**–**	–	3
Net cash outflow from returns on investments and servicing of finance	27(b)	(68)	(303)	**(371)**	(393)	(392)
Net cash outflow from taxation		(35)	(205)	**(240)**	(191)	(373)
Net cash outflow from capital expenditure and financial investment	27(c)	(153)	(756)	**(909)**	(606)	(828)
Net cash inflow/(outflow) from acquisitions and disposals	27(d)	–	13	**13**	7	(667)
Equity dividends paid		(71)	(361)	**(432)**	(400)	(348)
Net cash inflow/(outflow) before the management of liquid resources and financing activities		804	(395)	**409**	(109)	(1,063)
Net cash inflow from the management of liquid resources	27(e)	54	1	**55**	210	9
Net cash inflow/(outflow) before financing activities		858	(394)	**464**	101	(1,054)
Net cash (outflow)/inflow from financing activities	27(f)	(850)	357	**(493)**	(95)	1,093
Net increase/(decrease) in cash in the period		8	(37)	**(29)**	6	39

Reconciliation of net borrowings

	Notes	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net borrowings at the beginning of the period		(5,331)	(4,533)	**(5,331)**	(5,266)	(4,049)
Net increase/(decrease) in cash in the period		8	(37)	**(29)**	6	39
Net cash inflow from the management of liquid resources	27(e)	(54)	(1)	**(55)**	(210)	(9)
Net cash outflow/(inflow) from change in borrowings and lease financing	27(f)	850	(550)	**300**	173	(1,174)
Other movements:						
Accretion of interest		(5)	(2)	**(7)**	(18)	(34)
Inception of finance leases		–	(52)	**(52)**	(16)	–
Acquisition of subsidiary undertakings		–	–	**–**	–	(42)
Debt issue expenses		(1)	(2)	**(3)**	–	–
Other adjustments		–	–	**–**	–	(1)
Discontinued activities (a)		–	–	**–**	–	4
		(6)	(56)	**(62)**	(34)	(73)
Net borrowings at the end of the period		(4,533)	(5,177)	**(5,177)**	(5,331)	(5,266)

	Notes	£m	£m	**£m**	£m	£m
Represented by:						
Cash at bank and in hand		1	–	**–**	1	1
Current asset investments	14	4	3	**3**	58	267
Gross borrowings:						
Short-term borrowings	15	(959)	(952)	**(952)**	(2,020)	(1,830)
Long-term borrowings	15	(3,579)	(4,228)	**(4,228)**	(3,370)	(3,704)
		(4,538)	(5,180)	**(5,180)**	(5,390)	(5,534)
		(4,533)	(5,177)	**(5,177)**	(5,331)	(5,266)

a) Represents the net borrowings of non-Transco assets transferred as part of the 1999 Restructuring and Refinancing.

The accounting policies on pages 37 to 38, together with the notes on pages 45 to 78, form part of these financial statements.

Analysis of changes in financing during the period

Non-equity shareholders' funds	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Opening balance	–	–	**–**	–	97
Repurchase of shares	–	–	**–**	–	(97)
Closing balance	–	–	**–**	–	–

Share capital and share premium	Notes	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Opening balance	22	249	249	**249**	249	174
Shares issued other than for cash		–	–	**–**	–	75
Closing balance		249	249	**249**	249	249

Gross borrowings (a)	Notes	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Gross borrowings at the beginning of the period		(5,390)	(4,538)	**(5,390)**	(5,534)	(4,593)
Decrease/(increase) in bank overdraft		8	(36)	**(28)**	6	28
Net cash outflow/(inflow) from change in borrowings and lease financing	27(f)	850	(550)	**300**	173	(1,174)
Other movements:						
Accretion of interest		(5)	(2)	**(7)**	(19)	(34)
Inception of finance leases		–	(52)	**(52)**	(16)	–
Acquisition of subsidiary undertakings		–	–	**–**	–	(44)
Debt issue expenses		(1)	(2)	**(3)**	–	–
Other adjustments		–	–	**–**	–	(3)
Discontinued activities (b)		–	–	**–**	–	286
		(6)	(56)	**(62)**	(35)	205
Gross borrowings at the end of the period		(4,538)	(5,180)	**(5,180)**	(5,390)	(5,534)

a) Gross borrowings exclude cash at bank and in hand and current asset investments.
b) Represents borrowings of non-Transco activities transferred as part of the 1999 Restructuring and Refinancing.

Analysis of cash movement

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net cash at the beginning of the period	(7)	1	**(7)**	(13)	(2)
Net increase/(decrease) in cash in the period (a)	8	(37)	**(29)**	6	39
Discontinued activities (b)	–	–	**–**	–	(50)
Net cash at the end of the period (c)	1	(36)	**(36)**	(7)	(13)

a) Increase in cash for the 12 months ended 31 December 1999 includes £45m relating to discontinued operations.
b) The 31 December 1999 balance represents cash balances of non-Transco assets transferred as part of the 1999 Restructuring and Refinancing.
c) Cash represents cash at bank and in hand of £nil (31 March 2001 £1m; 31 December 2000 £1m; 31 December 1999 £1m) offset by bank overdrafts of £36m (31 March 2001 £nil; 31 December 2000 £8m; 31 December 1999 £14m).

1 Accounting convention, change in accounting for meters and new accounting standards

Accounting convention

In accordance with FRS 18 'Accounting Policies' and following the Price Control Review, the Directors have reviewed the accounting principles of the Group and decided that the Group should change its accounting convention from modified historical cost to historical cost. Prior period comparative information has been restated accordingly. Under modified historical cost accounting the assets are held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis the profit for the 15 months ended 31 March 2002 would have reduced by £229m to £426m (3 months ended 31 March 2001 reduced by £43m to £225m; 12 months ended 31 March 2002 reduced by £186m to £201m; 12 months ended 31 December 2000 reduced by £144m to £381m; 12 months ended 31 December 1999 reduced by £159m to £68m) and the modified historical cost net assets at 31 March 2002 would have increased by £6,018m to £8,227m (31 December 2000 increased by £6,609m to £8,617m). For further information regarding modified historical results and net assets see note 30, page 78.

Change in accounting for meters

In response to the opening of the market to competition, the asset lives for meters were reviewed during the period. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased depreciation, reducing operating profit by £32m for the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £6m; 12 months ended 31 March 2002 £26m). In addition, profit on sale of fixed assets for the 15 months ended 31 March 2002 has been reduced by £16m (3 months ended 31 March 2001 £3m; 12 months ended 31 March 2002 £13m), leading to a reduction in profit on ordinary activities of £48m (3 months ended 31 March 2001 £9m; 12 months ended 31 March 2002 £39m).

New Accounting Standards

FRS 17 Retirement Benefits

FRS 17 was issued on 30 November 2000. It requires certain disclosures to be made in 2002 and 2003 and full implementation by 2004 and will require a prior year adjustment.

The majority of Transco employees are members of the Lattice Group Pension Scheme (the Scheme), sponsored by Lattice Group plc, Transco's ultimate parent company. The Scheme is a group scheme and Transco is unable to identify its share of underlying assets and liabilities of the Scheme. Transco will therefore account for the Scheme as a defined contribution scheme, as required by FRS 17. Reported pension costs will be equal to the amounts payable by Transco. The disclosures required by FRS 17 in respect of Scheme assets and liabilities are reported in the accounts of Lattice Group plc.

FRS 18 Accounting Policies

FRS 18 has been implemented during the 15 months ended 31 March 2002. This standard sets out the principles to be followed in selecting accounting policies and disclosures needed to help users understand the accounting policies adopted and how they have been applied. FRS 18 has had no impact on the financial results or position of the Group except as described under 'Accounting convention' above.

FRS 19 Deferred Tax

FRS 19 was issued on 7 December 2000 and has been implemented during the 15 months ended 31 March 2002. Comparative figures have been restated accordingly. In accordance with FRS 19, a full provision for deferred tax is recognised, on a discounted basis, on all timing differences that have originated but not reversed at the balance sheet date. The implementation of FRS 19 has increased the profits in the 15 months ended 31 March 2002 by £28m (3 months ended 31 March 2001 £2m; 12 months ended 31 March 2002 £26m; 12 months ended 31 December 2000 £22m; 12 months ended 31 December 1999 £nil) and reduced net assets as at 31 March 2002 by £623m (31 December 2000 £651m).

2 Segmental analysis

Transco's continuing operations comprise the Transco business segment. Transco is Great Britain's primary gas transporter and is responsible for developing and maintaining a gas pipeline network. Discontinued operations comprise those businesses transferred as part of the 1999 Restructuring and Refinancing.

Group turnover – analysed by business segment

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Historical cost					
Continuing operations					
Transco	942	2,980	**3,922**	2,975	3,058
Discontinued operations (see note 4, page 52) (b)(c)					
BG International					
Exploration and production	–	–	–	–	734
Liquefied natural gas	–	–	–	–	13
Transmission and distribution	–	–	–	–	519
Power generation	–	–	–	–	140
Other operations	–	–	–	–	8
	–	–	–	–	1,414
BG Storage	–	–	–	–	66
Other activities	–	–	–	–	173
Less: intra-group sales	–	–	–	–	(44)
	–	–	–	–	1,609
Less: intra-group sales	–	–	–	–	(59)
	942	2,980	**3,922**	2,975	4,608

Group turnover – analysed by geographical segment by source

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Historical cost					
Continuing operations					
UK	942	2,980	**3,922**	2,975	3,058
Discontinued operations (see note 4, page 52)					
UK	–	–	–	–	913
Rest of world	–	–	–	–	696
	–	–	–	–	1,609
Less: intra-group sales	–	–	–	–	(59)
	942	2,980	**3,922**	2,975	4,608

There is no material difference between turnover analysed by source and by destination.

2 Segmental analysis *continued*

Total operating profit – analysed by business segment

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Historical cost					
Continuing operations					
Transco	454	844	**1,298**	1,083	1,300
Discontinued operations (see note 4, page 52) (b) (c)					
BG International					
Exploration and production	–	–	**–**	–	191
Liquefied natural gas	–	–	**–**	–	(2)
Transmission and distribution	–	–	**–**	–	27
Power generation	–	–	**–**	–	38
Other operations	–	–	**–**	–	28
	–	–	**–**	–	282
BG Storage	–	–	**–**	–	(15)
Other activities	–	–	**–**	–	100
	–	–	**–**	–	367
	454	844	**1,298**	1,083	1,667

Total operating profit – analysed by geographical segment by source

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Historical cost					
Continuing operations					
UK	454	844	**1,298**	1,083	1,300
Discontinued operations (see note 4, page 52)					
UK	–	–	**–**	–	235
Rest of world	–	–	**–**	–	132
	–	–	**–**	–	367
	454	844	**1,298**	1,083	1,667

There is no material difference between total operating profit by source and by destination.

Exceptional operating items for the 15 months ended 31 March 2002 amounted to £100m (3 months to 31 March 2001 £nil; 12 months ended 31 March 2002 £100m; 12 months ended 31 December 2000 £41m; 12 months ended 31 December 1999 £20m). The 2002 charge represents impairment of LNG assets (£50m) and restructuring costs (£50m). In 2000, costs arose in connection with the Demerger and in 1999 with the Restructuring and Refinancing and have been included within Transco. For further information see note 3, page 51.

For the 12 months ended 31 December 1999, other activities includes a pension credit of £99m. This credit and the remaining related provision were transferred as part of the 1999 Restructuring and Refinancing.

2 Segmental analysis *continued*

Profit on ordinary activities – analysed by business segment

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Historical cost					
Continuing operations					
Transco	455	853	**1,308**	1,068	1,302
Discontinued operations (see note 4, page 52) (b)(c)					
BG International					
Exploration and production	–	–	–	–	190
Liquefied natural gas	–	–	–	–	(2)
Transmission and distribution	–	–	–	–	46
Power generation	–	–	–	–	38
Other operations	–	–	–	–	26
	–	–	–	–	298
BG Storage	–	–	–	–	(15)
Other activities (d)	–	–	–	–	(550)
	–	–	–	–	(267)
	455	853	**1,308**	1,068	1,035

Profit on ordinary activities – analysed by geographical segment by source

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Historical cost					
Continuing operations					
UK	455	853	**1,308**	1,068	1,302
Discontinued operations (see note 4, page 52)					
UK	–	–	–	–	(400)
Rest of world	–	–	–	–	133
	–	–	–	–	(267)
	455	853	**1,308**	1,068	1,035

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 45.

b) For the 12 months ended 31 December 1999, discontinued operations' total operating profit and profit on ordinary activities include share of operating profit in joint ventures and associated undertakings of £94m.

c) For the 12 months ended 31 December 1999, the discontinued operations' results include the results from acquisitions comprising: turnover £68m, historical cost total operating loss £(16)m and historical cost loss on ordinary activities £(16)m.

d) The 12 months ended 31 December 1999 includes a loss on disposal of subsidiary undertakings of £685m relating to the transfer of non-Transco assets as part of the 1999 Restructuring and Refinancing.

2 Segmental analysis *continued*

Reconciliation of profit on ordinary activities and profit for the financial period

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Historical cost profit on ordinary activities	455	853	**1,308**	1,068	1,035
Net interest	(89)	(336)	**(425)**	(370)	(429)
Tax	(98)	(130)	**(228)**	(173)	(365)
Minority shareholders' interest	–	–	**–**	–	(14)
Profit for the financial period	268	387	**655**	525	227
Adjusted earnings as calculated to show the underlying performance of the Group:					
Earnings – basic	268	387	**655**	525	227
Loss/(profit) on disposal of subsidiary and associated undertakings and other fixed assets	(1)	(9)	**(10)**	15	632
Other exceptional items (see note 3, page 51)	–	100	**100**	41	20
Tax impact of (loss)/profit on disposal and exceptional items	–	(32)	**(32)**	(8)	7
Earnings – adjusted	267	446	**713**	573	886
Continuing operations	267	446	**713**	573	687
Discontinued operations	–	–	**–**	–	199
	267	446	**713**	573	886

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 45.

Historical cost depreciation – analysed by business segment

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Continuing operations					
Transco	93	371	**464**	332	330
Discontinued operations (see note 4, page 52)					
BG International					
Exploration and production	–	–	**–**	–	266
Liquefied natural gas	–	–	**–**	–	2
Transmission and distribution	–	–	**–**	–	48
Power generation	–	–	**–**	–	8
Other operations	–	–	**–**	–	1
	–	–	**–**	–	325
BG Storage	–	–	**–**	–	35
Other activities	–	–	**–**	–	44
	–	–	**–**	–	404
	93	371	**464**	332	734

Historical cost depreciation – analysed by geographical segment

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 March 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Continuing operations					
UK	93	371	**464**	332	330
Discontinued operations (see note 4, page 52)					
UK	–	–	**–**	–	293
Rest of world	–	–	**–**	–	111
	–	–	**–**	–	404
	93	371	**464**	332	734

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 45.

2 **Segmental analysis** *continued*

Capital expenditure – analysed by business segment

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Continuing operations					
Transco	147	818	**965**	658	419
Discontinued operations (see note 4, page 52)					
BG International					
Exploration and production	–	–	**–**	–	389
Liquefied natural gas	–	–	**–**	–	2
Transmission and distribution	–	–	**–**	–	74
Power generation	–	–	**–**	–	3
Other operations	–	–	**–**	–	1
	–	–	**–**	–	469
BG Storage	–	–	**–**	–	7
Other activities	–	–	**–**	–	106
	–	–	**–**	–	582
	147	818	**965**	658	1,001

Capital expenditure – analysed by geographical segment

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Continuing operations					
UK	147	818	**965**	658	419
Discontinued operations (see note 4, page 52)					
UK	–	–	**–**	–	302
Rest of world	–	–	**–**	–	280
	–	–	**–**	–	582
	147	818	**965**	658	1,001

Net assets and gross assets

	Net assets/(liabilities)		Gross assets	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 (as restated) (a) £m
Historical cost				
Continuing operations				
Transco	**6,053**	6,053	**7,971**	7,612
Net borrowings, net interest, tax and dividends	**(3,844)**	(4,045)	**2,147**	2,190
	2,209 (b)	2,008 (b)	**10,118**	9,802

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 45.

b) The change from the modified historical cost accounting convention has reduced net assets by £6,018m (31 December 2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £623m (31 December 2000 £651m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,641m (31 December 2000 £7,260m). For further information see note 1, page 45.

All the Group's net and gross assets relate to Transco and are based entirely in the UK.

3 Exceptional items

		3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Exceptional operating items						
Restructuring costs		–	(50)	**(50)**	–	–
Impairment of fixed assets		–	(50)	**(50)**	–	–
Demerger costs		–	–	**–**	(41)	–
1999 Restructuring and Refinancing costs		–	–	**–**	–	(20)
		–	(100)	**(100)**	(41)	(20)
Exceptional non-operating items						
Profit on disposal of subsidiary undertakings	– continuing operations	–	–	**–**	4	–
Loss on disposal of subsidiary and associated undertakings	– discontinued operations	–	–	**–**	–	(669)
Profit/(loss) on disposal of other fixed assets	– continuing operations	1	9	**10**	(19)	2
Profit on disposal of other fixed assets	– discontinued operations	–	–	**–**	–	34
Share of profit on disposal of fixed assets in joint ventures and associated undertakings	– discontinued operations	–	–	**–**	–	1
		1	9	**10**	(15)	(632)

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 45.

Restructuring costs
Transco has embarked on an extensive restructuring programme in order to get its operating expenditure down to the new regulatory target. Over the next two years, the restructuring programme is expected to cost £230m, covering both redundancy and system development costs and will result in a net reduction in employee numbers of around 2,400 on a comparable base of 13,700. Around three quarters of the job losses are expected to be in staff and management grades, with smaller reductions in the operational workforce. To date, the restructuring programme has resulted in around 220 fewer senior and middle management positions. The £50m restructuring charge primarily reflects the redundancy and pension costs associated with these management reductions.

Impairment of fixed assets
During the 15 months ended 31 March 2002, a review of the carrying value of LNG storage assets resulted in a charge to operating profit amounting to £50m (3 months ended 31 March 2001 £nil; 12 months ended 31 March 2002 £50m; 12 months ended 31 December 2000 £nil; 12 months ended 31 December 1999 £nil). In the LNG review, future cash flows comprised a five-year business plan projected out to 20 years. The impairment has been arrived at after applying a discount rate of 6.25%.

Demerger costs
These charges arose in the 12 months ended 31 December 2000 as a direct result of the Demerger of Lattice from BG Group. No such costs arose during the 15 months ended 31 March 2002.

1999 Restructuring and Refinancing costs
In addition to the exceptional operating item of £20m, a loss on disposal of subsidiary undertakings of £685m relating to transfer of non-Transco assets as part of the 1999 Restructuring and Refinancing is included in profit on disposal of subsidiary and associated undertakings – discontinued operations. For further information see note 4, page 52.

4 Discontinued operations

As part of the 1999 Restructuring and Refinancing, Transco plc's (formerly BG Transco plc) interests in all activities, other than those attributable to Transco's continuing operations, were transferred as part of the BG Energy Holdings sub-group to Transco Holdings plc (formerly BG Transco Holdings plc) and subsequently to BG Group plc.

A summary of the loss on disposal arising from this transaction is given below:

	£m	1999 £m
Consideration		2,880
Less: Group carrying value of net assets transferred		
Fixed assets	5,239	
Net current liabilities	(47)	
Creditors: amounts falling due after more than one year	(271)	
Provisions for liabilities and charges	(1,427)	
	3,494	
Minority shareholders' interest	(185)	
BG Transco share of net assets transferred		3,309
Less: goodwill previously eliminated against profit and loss reserve		256
Loss on disposal		(685)

The consideration for transfer was inter-company debt and equalled the carrying value of the Company's investment in BG Energy Holdings Limited and of other net assets transferred by the Company.

The reported profit and loss account shows all business activities transferred as part of the 1999 Restructuring and Refinancing as discontinued operations.

5 Operating costs

The Group's operating costs charged to the profit and loss account included:

	Total 3 months ended 31 Mar 2001 (unaudited) £m	Total 12 months ended 31 Mar 2002 (unaudited) £m	**Total 15 months ended 31 Mar 2002 £m**	Total 12 months ended 31 Dec 2000 (as restated) (a) £m	Continuing operations 1999 (as restated) (a) £m	Discontinued operations 1999 (as restated) (a) £m	Total 12 months ended 31 Dec 1999 (as restated) (a) £m
Change in stock of finished goods and work in progress	–	–	**–**	(1)	(1)	–	(1)
Raw materials and consumables	59	206	**265**	164	145	285	430
Employee costs (see note 6(b), page 54)	128	542	**670**	503	465	90	555
Less:							
Own work capitalised	(9)	(39)	**(48)**	(43)	(35)	–	(35)
Employee costs included within replacement, other exploration and research and development expenditure below	(4)	(23)	**(27)**	(18)	(14)	(22)	(36)
Sharesave Scheme costs included in Demerger costs below	–	–	**–**	(19)	–	–	–
	115	480	**595**	423	416	68	484
Amounts written off tangible fixed assets:							
Historical cost depreciation (see note 10, page 58)	87	353	**440**	316	315	388	703
Depreciation on assets held under finance leases	6	18	**24**	16	15	–	15
Impairment (see note 3, page 51)	–	50	**50**	–	–	–	–
	93	421	**514**	332	330	388	718
Amortisation of intangible fixed assets	–	–	**–**	–	–	16	16
Other operating charges:							
Replacement expenditure	64	368	**432**	249	200	–	200
Unsuccessful exploration expenditure written off	–	–	**–**	–	–	21	21
Other exploration expenditure	–	–	**–**	–	–	40	40
Lease rentals: Plant, machinery and equipment	5	17	**22**	16	16	(15)	1
Other assets	4	16	**20**	18	15	1	16
Research and development	5	12	**17**	19	–	40	40
Advertising expenditure	–	–	**–**	1	1	–	1
Restructuring costs (see note 3, page 51)	–	50	**50**	–	–	–	–
Demerger costs (see note 3, page 51)	–	–	**–**	41	–	–	–
1999 Restructuring and Refinancing (see note 3, page 51)	–	–	**–**	–	20	–	20

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 45.

5 Operating costs *continued*

The remuneration of Transco's and the Company's Auditors comprises:

The Group	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Statutory audit fees	0.1	0.6	**0.7**	0.7	1.2
Other audit-related work	–	0.2	**0.2**	0.3	0.7
Audit-related fees	0.1	0.8	**0.9**	1.0	1.9
Non-audit fees	0.4	3.5	**3.9**	0.7	5.9
	0.5	4.3	**4.8**	1.7	7.8

The Company	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Statutory audit fees	0.1	0.6	**0.7**	0.7	1.2
Other audit-related work	–	0.1	**0.1**	0.3	0.2
Audit-related fees	0.1	0.7	**0.8**	1.0	1.4
Non-audit fees	0.4	3.5	**3.9**	0.6	3.4
	0.5	4.2	**4.7**	1.6	4.8

The Group policy is to employ the Group's Auditors on assignments additional to their statutory audit duties where their expertise and experience within the Group are important, principally taxation and regulatory advice and due diligence reporting on acquisitions, or where they *are awarded assignments on a competitive basis.*

6 Directors and employees

a) Directors' remuneration

The aggregate amount of emoluments paid to Directors in respect of qualifying services for the 15 months ended 31 March 2002 was £3,311,042 (3 months ended 31 March 2001 £535,476; 12 months ended 31 March 2002 £2,775,566; 12 months ended 31 December 2000 £3,111,741; 12 months ended 31 December 1999 £2,659,462). The amount paid in respect of compensation for loss of office in the 15 months ended 31 March 2002 was £164,769 (3 months ended 31 March 2001 £nil; 12 months ended 31 March 2002 £164,769; 12 months ended 31 December 2000 £nil; 12 months ended 31 December 1999 £nil). A number of the current Directors are also directors and employees of Lattice Group plc or a subsidiary undertaking of that company and are paid by these companies. Prior to Demerger, *a number of the Directors were also directors and employees of BG Group plc or a subsidiary undertaking of that company* and were paid by those companies. The amount disclosed includes an amount recharged by Lattice Group plc or Lattice Group Holdings Ltd for these Directors from the date of Demerger and an amount recharged by BG Group plc or BG Energy Holdings Limited prior to Demerger. As at 31 March 2002, retirement benefits were accruing to 7 Directors under a defined benefit scheme.

The aggregate emoluments for the highest paid Director were £525,490 for the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £94,699; 12 months ended 31 March 2002 £430,791; 12 months ended 31 December 2000 £372,746; 12 months ended 31 December 1999 £470,892) and total accrued annual pension at 31 March 2002 for the highest paid Director was £87,800 *(31 December 2000 £266,600; 31 December 1999 £236,800).*

6 Directors and employees *continued*

b) Employee costs

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Wages and salaries	108	417	**525**	394	525
Social security costs	9	37	**46**	35	43
Pension costs	8	64	**72**	19	31
Pension credit	–	–	**–**	–	(99)
Long Term Incentive Scheme (see note 6(d) below)	1	8	**9**	4	22
Short Term Incentive Scheme (see note 6(e) below)	–	1	**1**	–	–
Sharesave Scheme (see note 6(f) below)	–	10	**10**	19	–
All Employee Share Ownership Plan (see note 6(g) below)	2	5	**7**	–	–
Employee Profit Sharing Scheme (see note 6(h) below)	–	–	**–**	32	33
	128	542	**670**	503	555

For the 15 months ended 31 March 2002, employee costs of £622m (3 months ended 31 March 2001 £119m; 12 months ended 31 March 2002 £503m; 12 months ended 31 December 2000 £460m; 12 months ended 31 December 1999 £520m) were charged to the profit and loss account and £48m were capitalised (3 months ended 31 March 2001 £9m; 12 months ended 31 March 2002 £39m; 12 months ended 31 December 2000 £43m; 12 months ended 31 December 1999 £35m).

c) Average number of employees during the period

	Employed in the UK			Employed outside the UK		
	15 months ended 31 Mar 2002 Number	12 months ended 31 Dec 2000 Number	12 months ended 31 Dec 1999 Number	**15 months ended 31 Mar 2002 Number**	12 months ended 31 Dec 2000 Number	12 months ended 31 Dec 1999 Number
Continuing operations						
Transco	**14,532**	14,261	14,264	**–**	–	–
Discontinued operations (see note 4, page 52)						
BG International						
Exploration and production	**–**	–	377	**–**	–	455
Liquefied natural gas	**–**	–	17	**–**	–	11
Transmission and distribution	**–**	–	173	**–**	–	2,378
Power generation	**–**	–	407	**–**	–	15
Other operations	**–**	–	30	**–**	–	–
	–	–	1,004	**–**	–	2,859
BG Storage	**–**	–	255	**–**	–	–
Other activities	**–**	–	1,212	**–**	–	–
	14,532	14,261	16,735	**–**	–	2,859

Average employee numbers are based on an average monthly headcount. Information on share schemes set out under sections (d) to (l) below is in respect of all participants in the schemes unless stated otherwise. Figures relating to Transco employees alone are not available unless so stated.

d) Long Term Incentive Scheme

Details of the Lattice Group Long Term Incentive Scheme can be found in that company's Annual Report and Accounts. Notional allocations made to Transco employees in the 15 months ended 31 March 2002 were 8m shares (3 months ended 31 March 2001 nil shares; 12 months ended 31 March 2002 8m shares; 12 months ended 31 December 2000 4m shares; 12 months ended 31 December 1999 3m shares as reconstituted). Subject to performance, a proportion of the allocation will be transferred to the ownership of the participants following a three-year performance period and a further year in trust. Details of notional allocations to Directors are given on page 31. Costs of the Scheme are charged to the profit and loss account over the life of the allocation, based upon the likelihood of allocations under the Scheme. Charges up to the date of the Demerger are in respect of the BG Group Scheme. In respect of Transco, a sum of £9m was charged for the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £1m; 12 months ended 31 March 2002 £8m; 12 months ended 31 December 2000 £4m; 12 months ended 31 December 1999 £22m).

e) Short Term Incentive Scheme

Details of the Lattice Group Short Term Incentive Scheme, which has been activated with effect from 1 January 2001, are given in that company's Annual Report and Accounts. The first awards of shares under this Scheme were made in February 2002. An amount of £1m was charged for the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £nil; 12 months ended 31 March 2001 £1m; 12 months ended 31 December 2000 £nil; 12 months ended 31 December 1999 £nil).

f) Sharesave Schemes

Transco employees participate in the Lattice Group Sharesave Scheme. Under the Lattice Group Sharesave Scheme, options over 9m shares were granted to Transco employees during the 15 months ended 31 March 2002 (3 months ended 31 March 2002 nil; 12 months ended 31 March 2002 9m; 12 months ended 31 December 2000 65m; 12 months ended 31 December 1999 nil). An amount of £10m

6 Directors and employees *continued*

was charged during the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £nil; 12 months ended 31 March 2002 £10m; 12 months ended 31 December 2000 £19m; 12 months ended 31 December 1999 £nil). The charge in the 12 months ended 31 December 2000 relates to the BG Sharesave Scheme and represents a payment made as part of the Demerger arrangements.

g) All Employee Share Ownership Plan

Transco employees participate in the Lattice Group All Employee Share Ownership Plan (AESOP), details of which can be found in that company's Annual Report and Accounts. Invitations to subscribe to the AESOP were issued to employees in January 2001. The first awards under the Partnership element were made in October 2001. The first awards under the Free Shares element were made in March 2002. As at 31 March 2002, the AESOP held, on behalf of Transco employees, 10.4m ordinary shares in Lattice Group plc, of which 8.8m were held under the Free Shares element of the Plan and 1.6m were held under the Partnership Shares element of the Plan. In the 15 months ended 31 March 2002 an amount of £7m has been charged to the profit and loss account (3 months ended 31 March 2001 £2m; 12 months ended 31 March 2002 £5m; 12 months ended 31 December 2000 £nil; 12 months ended 31 December 1999 £nil).

h) Employee Profit Sharing Scheme

The charge of £32m in 2000 (1999 £33m) relates to the BG Group plc Employee Profit Sharing Scheme. Neither Transco nor Lattice operate an employee profit sharing scheme and there is, therefore, no charge during the 15 months ended 31 March 2002.

i) Executive Share Option Scheme

No options were held by Directors under the Executive Share Option Scheme as at 31 March 2002.

No grants of options have been made to the Directors or senior employees under the Executive Share Option Scheme since 1994 (when the scheme was replaced by the Long Term Incentive Scheme). Options of approximately 0.1m shares of Lattice Group plc were outstanding as at 31 March 2002 (31 December 2000 0.1m shares; 31 December 1999 1m BG Group plc shares) and are exercisable up to October 2004, at £0.74 per share. Options were exercised during the period as described in note 6(j) below.

j) Summary of movements in share options

	Lattice Group Sharesave Scheme options (a) m	BG Sharesave Scheme options m	Executive Share Scheme options m
1999			
Outstanding as at 1 January 1999	–	46	2
Granted	–	9	–
Exercised	–	(1)	(1)
Lapsed	–	(2)	–
Outstanding as at 31 December 1999	–	52	1
Exercisable as at 31 December 1999	–	1	1
Option price range as at 31 December 1999 (£)	–	1.36–2.85	1.60–2.37
Option price range for exercised options (£)	–	1.36–2.85	2.12
2000			
Outstanding as at 1 January 2000	–	52	1
Granted	65	–	–
Exercised	–	(32)	(1)
Lapsed	–	(19)	–
Outstanding as at 31 December 2000	65	1	–
Exercisable as at 31 December 2000	–	–	–
Option price range as at 31 December 2000 (£)	1.18	1.36–2.85	0.74
Option price range for exercised options (£)	–	1.36–2.85	1.75–2.36
2001/02			
Outstanding as at 1 January 2001	65	1	–
Granted	9	–	–
Exercised	–	– (b)	– (c)
Transferred	(2)	–	–
Lapsed	(2)	–	–
Outstanding as at 31 March 2002	**70**	**1**	**–**
Exercisable as at 31 March 2002	–	–	–
Option price range as at 31 March 2002 (£)	1.18-1.29	1.36-2.85	0.74
Option price for exercised options (£)	1.18	2.40	0.74

a) Figures relate to Transco employees only.
b) 0.1m options were exercised during the 15 months ended 31 March 2002.
c) 0.1m options were exercised during the 15 months ended 31 March 2002.

6 Directors and employees *continued*

k) Weighted average exercise price of share options

	Lattice Group Sharesave Scheme options £	BG Sharesave Scheme options £	Executive Share Scheme options £
Outstanding as at 1 January 2001	1.18	2.25	0.74
Granted	1.29	–	–
Exercised	1.18	2.40	0.74
Lapsed	1.19	2.22	–
Outstanding as at 31 March 2002	**1.19**	**2.25**	**0.74**

l) Analysis of share options as at 31 March 2002

	Date of grant	Number of shares m	Weighted average option price £	Normal exercisable date	Weighted average remaining contractual life
Lattice Group Sharesave Scheme options (Lattice Group plc shares) (a)	2000	61	1.18	2004/6	3yrs
	2001	9	1.29	2005/7	3yrs 6mths
BG Sharesave Scheme options (BG Group plc shares)	1997	0.3	1.36	2000/2	2mths
	1998	0.2	2.40	2001/3	1yr 1mth
	1999	0.3	2.85	2002/4	1yr 6mths
Executive Share Scheme options (Lattice Group plc shares)	1994	0.1	0.74	2004	2yrs 7mths

a) Figures relate to Transco employees only.

7 Net interest

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest payable:					
On loans wholly repayable within five years	36	132	**168**	240	276
On loans any part repayable after five years	51	175	**226**	115	87
Interest payable on transportation prepayment	4	20	**24**	11	24
Other net interest payable	–	–	**–**	–	23
Finance lease charges	1	4	**5**	3	–
Interest receivable	(5)	(1)	**(6)**	(5)	(37)
Less: interest capitalised (a)	–	–	**–**	–	(20)
	87	330	**417**	364	353
Add: unwinding of discount on provisions (see note 20, page 66) (b)	2	6	**8**	6	50
Net interest payable – Group	89	336	**425**	370	403
– Joint ventures	–	–	**–**	–	4
– Associated undertakings	–	–	**–**	–	22
	89	336	**425**	370	429

a) Interest capitalised is in respect of discontinued activities transferred as part of the 1999 Restructuring and Refinancing.
b) Relates to the interest charge arising on discounted provisions. Apart from the 12 months ended 31 December 1999, the charge relates to environmental costs for continuing operations. For the 12 months ended 31 December 1999 the charge relates to the following: continuing operations environmental costs £6m and for discontinued operations: long-term gas sales contracts £20m; environmental costs £11m and decomissioning costs £13m.

8 Taxation

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Current tax					
UK – current corporation tax at 30% (12 months ended 31 December 2000 30%; 12 months ended 31 December 1999 30.25%)	100	134	**234**	191	166
Deferred tax:					
Origination and reversal of timing differences	12	22	**34**	29	136
Discounting deferred tax provision	(14)	(26)	**(40)**	(47)	(9)
Tax on profit on ordinary activities	98	130	**228**	173	293
Deferred petroleum revenue tax (1999 50%)	–	–	**–**	–	5
UK tax charge on ordinary activities – Group	98	130	**228**	173	298
Overseas tax – current	–	–	**–**	–	54
Tax charge – Group	98	130	**228**	173	352
– associated undertakings (current)	–	–	**–**	–	13
Tax on profit on ordinary activities	98	130	**228**	173	365

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information in accordance with FRS 19. For further information see note 1, page 45.

Based on historical cost results, excluding exceptional items the effective tax rate for the 15 months ended 31 March 2002 is 26.6% (3 months ended 31 March 2001 26.8%; 12 months ended 31 March 2002 26.6%; 12 months ended 31 December 2000 24.1%; 12 months ended 31 December 1999 28.4%). For continuing activities, the historical cost effective tax rate for the 12 months ended 31 December 1999 is 22.4%.

Taxation attributable to exceptional items in the 15 months ended 31 March 2002 was a credit of £32m (3 months ended 31 March 2001 £nil; 12 months ended 31 March 2002 £32m; 12 months ended 31 December 2000 £8m; 12 months ended 31 December 1999 a charge of £7m) including a credit of £6m (3 months ended 31 March 2001 £nil; 12 months ended 31 March 2002 £6m; 12 months ended 31 December 2000 £nil; 12 months ended 31 December 1999 a charge of £7m) in respect of non-operating exceptional items. Before exceptional items the tax charge was £260m (3 months ended 31 March 2001 £98m; 12 months ended 31 March 2002 £162m; 12 months ended 31 December 2000 £181m; 12 months ended 31 December 1999 £358m) and, before exceptional items, the historical cost profit on ordinary activities before taxation was £973m (3 months ended 31 March 2001 £365m; 12 months ended 31 March 2002 £608m; 12 months ended 31 December 2000 £754m; 12 months ended 31 December 1999 £1,258m).

The tax charge reconciles with the charge calculated using the standard rate of UK corporation tax as follows:

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Corporation tax at UK statutory rates on historical cost profit	110	155	**265**	209	183
Effect on tax charge of:					
Origination and reversal of timing differences	(12)	(22)	**(34)**	(29)	(136)
Permanent differences	2	1	**3**	11	–
Transfer of assets on 1999 Restructuring and Refinancing	–	–	**–**	–	186
Current tax charge	100	134	**234**	191	233
Origination and reversal of timing differences	12	22	**34**	29	136
Discounting deferred tax provision	(14)	(26)	**(40)**	(47)	(9)
Deferred petroleum revenue tax	–	–	**–**	–	5
Tax charge	98	130	**228**	173	365

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information in accordance with FRS 19. For further information see note 1, page 45.

8 Taxation *continued*

The following table reconciles the UK corporation tax rate and the historical cost effective tax rate, computed by taking the various elements of the tax reconciliation as a percentage of historical cost profit before taxation:

	3 months ended 31 Mar 2001 (unaudited) %	12 months ended 31 Mar 2002 (unaudited) %	**15 months ended 31 Mar 2002 %**	12 months ended 31 Dec 2000 (as restated) (a) %	12 months ended 31 Dec 1999 (as restated) (a) %
UK corporation tax rate	30.0	30.0	**30.0**	30.0	30.3
Effect on tax charge of:					
Origination and reversal of timing differences	(3.3)	(4.3)	**(3.9)**	(4.2)	(22.4)
Permanent differences	0.5	0.2	**0.3**	1.6	-
Transfer of assets on 1999 Restructuring and Refinancing	-	-	**-**	-	30.7
Historical cost effective current tax rate	27.2	25.9	**26.4**	27.4	38.6
Origination and reversal of timing differences	3.3	4.3	**3.9**	4.2	22.4
Discounting deferred tax provision	(3.7)	(5.1)	**(4.5)**	(6.8)	(1.5)
Deferred petroleum revenue tax	-	-	**-**	-	0.8
Historical cost effective tax rate	26.8	25.1	**25.8**	24.8	60.3 (b)

a) The 12 months ended 31 December 2000 and 1999 figures have been restated to show comparative information in accordance with FRS 19. For further information see note 1, page 45.
b) For continuing activities, the historical cost effective tax rate for the 12 months ended 31 December 1999 is 22.4%.

Factors that may affect future tax charges

Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years. The Group has brought forward non-trading debits of £75m which will reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is £46m. At present, it is not envisaged that any tax will become payable in the foreseeable future.

9 Dividends

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Ordinary shares:					
Interim dividend (a)	102	259	**361**	281	177
Interim dividend (b)	-	-	**-**	-	1,000
Proposed final dividend	-	93	**93**	71	119
	102	352	**454**	352	1,296

a) The 15 months ended 31 March 2002 and 12 months ended 31 December 2000 dividends represent quarterly payments to Transco plc's parent company, Transco Holdings plc. The 12 months ended 31 December 1999 interim dividend is in respect of BG plc shares prior to the 1999 Restructuring and Refinancing which was paid on 10 December 1999 to UK shareholders (20 December 1999 to US shareholders).
b) On 14 December 1999 a £1,000m dividend was declared to Transco Holdings plc. This reduced the amount due from Transco Holdings plc on the transfer of non-Transco assets under the 1999 Restructuring and Refinancing.

Transco is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating (see Regulation, page 32).

10 Tangible fixed assets

The Group

	Historical cost			
	As at 1 Jan 2001 (as restated) (a) £m	Additions £m	Disposals and transfers £m	**As at 31 Mar 2002 (b) £m**
Land and buildings	64	10	(1)	**73**
Mains and services	6,388	547	2	**6,937**
Gas storage	131	-	-	**131**
Plant and machinery	1,443	102	3	**1,548**
Meters	1,414	172	(59)	**1,527**
Motor vehicles and office equipment	658	134	(55)	**737**
Gross historical cost	10,098	965	(110)	**10,953**

10 Tangible fixed assets *continued*

The Group

	Depreciation					Net book value	
	As at 1 Jan 2001 (as restated) (a) £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	**As at 31 Mar 2002 (b) £m**	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 (as restated) (a) £m
Land and buildings	13	3	–	–	**16**	**57(c)**	51 (c)
Mains and services	1,536	144 (d)	–	(2)	**1,678**	**5,259**	4,852
Gas storage	69	3	18	1	**91**	**40**	62
Plant and machinery	602	60	32	(1)	**693**	**855**	841
Meters	341	155	–	(43)	**453**	**1,074**	1,073
Motor vehicles and office equipment	416	99	–	(33)	**482**	**255**	242
	2,977	464	50	(78)	**3,413**	**7,540**	7,121

The Company

	Historical cost			
	As at 1 Jan 2001 (as restated) (a) £m	Additions £m	Disposals and transfers £m	**As at 31 Mar 2002 (b) £m**
Land and buildings	64	10	(1)	**73**
Mains and services	6,388	550	2	**6,940**
Gas storage	131	–	–	**131**
Plant and machinery	1,443	102	3	**1,548**
Meters	1,414	172	(59)	**1,527**
Motor vehicles and office equipment	658	133	(54)	**737**
Gross historical cost	10,098	967	(109)	**10,956**

The Company

	Depreciation					Net book value	
	As at 1 Jan 2001 (as restated) (a) £m	Provision for the period £m	Impairment £m	Disposals and transfers £m	**As at 31 Mar 2002 (b) £m**	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 (as restated) (a) £m
Land and buildings	13	3	–	–	**16**	**57(c)**	51 (c)
Mains and services	1,536	144 (d)	–	(2)	**1,678**	**5,262**	4,852
Gas storage	69	3	18	1	**91**	**40**	62
Plant and machinery	602	60	32	(1)	**693**	**855**	841
Meters	341	155	–	(43)	**453**	**1,074**	1,073
Motor vehicles and office equipment	416	99	–	(33)	**482**	**255**	242
	2,977	464	50	(78)	**3,413**	**7,543**	7,121

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 45.

b) The historical cost of assets held under finance leases as at 31 March 2002 was £130m (31 December 2000 £106m). The related accumulated depreciation was £53m (31 December 2000 £56m).

c) The net historical cost of land and buildings can be analysed as follows:

	Freehold £m	Long leasehold £m	Short leasehold £m	Net book value £m
31 March 2002	**53**	**2**	**2**	**57**
31 December 2000	49	–	2	51

d) The range of depreciation periods disclosed in the principal accounting policies note for mains and services (the network) of 55 to 65 years results in a total depreciation charge consistent with ensuring that the carrying value of the network, treated as a single asset, is depreciated over an appropriate remaining economic life. This life takes into account the latest forecasts of supply and demand for gas and other developments in the energy market.

The assets at the LNG storage business have been impaired by £50m in the 15 months ended 31 March 2002. For further information see note 3, page 51.

11 Fixed asset investments

Fixed asset investments represent long-term investments.

The Group

The Group has £nil fixed asset investments as at 31 March 2002 (31 December 2000 £nil).

The Company

	Shares in subsidiary undertakings £m
As at 1 January 2001	15
Additions	870
Disposals and other adjustments	(10)
Carrying value as at 31 March 2002	**875**
Carrying value as at 31 December 2000	15

The movements during the period reflect the investment in British Transco Finance (No.4), together with the unbundling of First Connect. No loans were given. Further information on principal subsidiary undertakings is given in note 29, page 77.

12 Stocks

	The Group		The Company	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Raw materials and consumables	**33**	37	**33**	37
Finished goods and goods for resale	**1**	1	**1**	1
	34	38	**34**	38

Stocks are stated at cost less provision for deterioration and obsolescence of £1m (31 December 2000 £1m).

13 Debtors

amounts falling due within one year	The Group		The Company	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Trade debtors	**154**	384	**154**	384
Amounts owed by fellow subsidiary undertakings	**200**	22	**200**	38
Other debtors	**24**	4	**24**	4
Prepayments and accrued income	**87**	108	**87**	108
	465	518	**465**	534

amounts falling due after more than one year	The Group		The Company	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Amounts owed by parent undertaking	**2,076**	2,066	**2,076**	2,066
	2,076	2,066	**2,076**	2,066
Total debtors	**2,541**	2,584	**2,541**	2,600

Debtors are stated net of provisions for doubtful debts of £9m (31 December 2000 £11m). Amounts credited against profit for doubtful debts were £2m (31 December 2000 £1m).

14 Current asset investments

	The Group		The Company	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Money market investments	**3**	58	**1**	53
Other investments	**–**	–	**208**	181
	3	58	**209**	234

The effective interest rates of the Group's investments at 31 March 2002 were between 1.8% and 3.9% (31 December 2000 2.0% and 6.4%).

The currency and interest rate composition of the Group's current asset investment portfolio, after taking account of currency and interest rate swaps, is:

Amounts falling due within one year	Fixed rate weighted average interest rate %	Fixed investments £m	Floating investments £m	**As at 31 Mar 2002 Total £m**	As at 31 Dec 2000 Total £m
Currency:					
Sterling	3.4	2	–	**2**	54
US dollars	1.8	1	–	**1**	4
	–	3	–	**3**	58

All the current asset investments have a maturity within 12 months.

15 Borrowings

The Group's treasury policy and other borrowings information disclosed on pages 27 to 28, as part of the Operating and financial review, form part of this note.

	The Group		The Company	
amounts falling due within one year	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Bank loans and overdrafts	**131**	8	**131**	8
Bills of exchange payable	**–**	40	**–**	40
Commercial paper	**8**	824	**8**	90
Bonds	**443**	490	**443**	411
Funding from parent company and fellow subsidiary undertakings	**353**	638	**352**	638
Obligations under finance leases	**17**	20	**17**	20
Total borrowings due within one year	**952**	2,020	**951**	1,207

	The Group		The Company	
amounts falling due after more than one year	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Bonds (a)	**4,177**	3,344	**2,568**	3,525
Obligations under finance leases	**51**	26	**51**	26
Total borrowings due after more than one year	**4,228**	3,370	**2,619**	3,551
Gross borrowings	**5,180**	5,390	**3,570**	4,758

a) Bonds falling due after more than one year also include the amount of £57m (31 December 2000 £50m), including accretion of interest to 31 March 2002, in respect of a zero coupon bond, due 2021, that had a market value of £243m (31 December 2000 £223m).
The notional amount at maturity of the Group's debt portfolio is £6,299m (31 December 2000 £6,473m). Foreign currency denominated debt has been translated into sterling at closing rates of exchange. The significant difference between maturity value and book value as stated above relates principally to the issuance of long-term zero coupon bonds.

15 Borrowings *continued*

Undrawn committed borrowing facilities are as follows:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Within one year	**623**	656
Between one and two years	**24**	23
Between two and three years	**-**	24
Between three and four years	**600**	-
Between four and five years	**-**	600
Between six and seven years (a)	**39**	-
	1,286	1,303

a) Transco plc has sold a call option on the equity of its subsidiary British Transco Finance (No. 4) Ltd. This option will be exercised on the 10 September 2002. Transco plc will make a net gain of £1m on the sale of the equity in British Transco Finance (No. 4) Ltd. When this option is exercised an inter-company loan of £39m from British Transco Finance (No. 4) Ltd to Transco plc will become a floating rate external loan due 2008.

Maturity profile of the Group's total financial liabilities

The following table analyses the Group's financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps. These are repayable as follows:

	Gross borrowings		Net borrowings	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Within one year	**952**	2,020	**949**	1,961
Between one and two years	**508**	312	**508**	312
Between two and three years	**531**	707	**531**	707
Between three and four years	**80**	443	**80**	443
Between four and five years	**936**	147	**936**	147
After five years	**2,173**	1,761	**2,173**	1,761
	5,180	5,390	**5,177**	5,331

Further information on total financial liabilities is given in note 16, page 63.

Net borrowings comprise gross borrowings less current asset investments and cash at bank and in hand.

Obligations under finance leases, included above are repayable as follows:

	The Group		The Company	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Within one year	**17**	20	**17**	20
Between one and two years	**16**	10	**16**	10
Between two and three years	**14**	8	**14**	8
Between three and four years	**12**	5	**12**	5
Between four and five years	**9**	3	**9**	3
	68	46	**68**	46

16 Currency and interest rate composition of the Group's financial liabilities and borrowings

The following tables analyse the currency and interest rate composition of the Group's gross borrowings of £5,180m (31 December 2000 £5,390m) and net borrowings of £5,177m (31 December 2000 £5,331m) before and after taking swaps into account.

Currency composition of the Group's borrowings

	Gross borrowings				Net borrowings			
	% after taking swaps into account		% before taking swaps into account		% after taking swaps into account		% before taking swaps into account	
	As at 31 Mar 2002	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000
Currency:								
Sterling	**100**	100	**47**	43	**100**	100	**47**	42
US dollars	**-**	-	**25**	40	**-**	-	**25**	41
Other	**-**	-	**28**	17	**-**	-	**28**	17

Transco has sold an option to a counterparty which gives that party a right, but not an obligation, to receive an amount of yen from Transco in December 2002 in return for paying Transco an amount in US dollars, Swiss francs or euros. The option was put in place to hedge a ¥55,000m (£263m) denominated bond issued by Transco under which Transco has the right to re-denominate the principal in US dollars, Swiss francs or euros. There is, therefore, no underlying foreign currency exposure on this transaction. This is excluded from the above table as a result of the option to re-denominate in the currencies stated.

Interest rate composition of the Group's borrowings

	Gross borrowings				Net borrowings			
	% after taking swaps into account		% before taking swaps into account		% after taking swaps into account		% before taking swaps into account	
	As at 31 Mar 2002	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000	**As at 31 Mar 2002**	As at 31 Dec 2000
Basis:								
Fixed rate	**64**	57	**94**	94	**64**	56	**94**	94
Floating rate	**36**	43	**6**	6	**36**	44	**6**	6

The effective interest rates after taking swaps into account during the period were between 2.7% and 9.1% (31 December 2000 4.5% and 11.0%).

The interest rates on those Group borrowings which are at floating rates are determined by the prevailing London Interbank Offered Rate (LIBOR) for the relevant currency and maturity at the time of determination plus or minus an agreed margin.

Currency and interest rate composition of financial liabilities of the Group

The following table analyses the currency and interest rate composition of the Group's financial liabilities, comprising gross borrowings, after taking account of currency and interest rate swaps:

As at 31 March 2002	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	**Total £m**
Currency:					
Sterling	5	5.6	3,302	1,878	**5,180**

As at 31 December 2000	Fixed rate weighted average period years	Fixed rate weighted average interest rate %	Fixed borrowings £m	Floating borrowings £m	**Total £m**
Currency:					
Sterling	4	7.0	3,086	2,304	**5,390**

For the purposes of the above tables, debt with a maturity within one year, such as commercial paper, bills of exchange and other money market borrowings, has been treated as fixed. Borrowings falling due after more than one year of £4,228m (31 December 2000 £3,370m) can be analysed after currency and interest rate swaps as fixed interest rate 56% (31 December 2000 41%) and floating interest rate 44% (31 December 2000 59%).

17 Currency analysis of the Group's net assets

There are no material net assets before gross borrowings or gross borrowings after swaps denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

Currency exposure of the Group's monetary net assets/(liabilities)

There are no material net monetary assets or liabilities of the Group which are denominated in a currency other than the operating (or 'functional') currency of the operating unit involved.

18 Financial instruments

Derivatives

For an explanation of policy on derivatives, see the Operating and financial review on page 28.

The notional principal amounts of derivatives are:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Foreign currency swap agreements and foreign exchange contracts	**3,654**	3,719
Interest rate swap agreements	**2,875**	2,297
Forward rate agreements (a)	**3,678**	-

a) Forward rate agreements have been entered into to manage the exposure to short-term interest rate movements.

The notional amounts included above do not necessarily represent the amounts to be exchanged by the parties and therefore are not a measure of the exposure of the Group through the use of derivatives. The amounts exchanged are based upon the notional amounts and the other terms of the derivatives, including interest rates and exchange rates. The value of the derivatives is based upon these underlying parameters and changes in the relevant rates or prices.

Counterparty risk

Transco's counterparty exposure under foreign currency swaps and foreign exchange contracts was £297m (31 December 2000 £165m) and interest rate swaps £32m (31 December 2000 £48m). The Group has no significant exposure to either individual counterparties or geographical groups of counterparties.

Fair values of financial instruments

	As at 31 Mar 2002		As at 31 Dec 2000	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	**(952)**	**(952)**	(2,020)	(2,020)
Long-term borrowings	**(4,403)**	**(4,805)**	(3,536)	(3,646)
Current asset investments	**3**	**3**	58	58
Cash at bank and in hand	**-**	**-**	1	1
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate-related derivatives	**-**	**25**	-	41
Currency rate-related derivatives	**175**	**248**	166	132
Unrecognised total net gains (see Gains and losses on hedges below)	**175**	**273**	166	173

For the purpose of the above table, the fair value of short-term borrowings, related derivative instruments, current asset investments and cash at bank and in hand approximate to book value due to the short maturity of these instruments. Short-term debtors and creditors have been excluded from the disclosures in the table above.

No adjustments have been made in the above table for accrued interest on primary financial instruments or the related derivative financial instruments.

18 Financial Instruments *continued*

Gains and losses on hedges

The table below shows the extent to which the Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the period.

	Unrecognised			Deferred		
	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m
Gains/(losses) on hedges at 1 January 2001	168	(161)	7	27	(85)	(58)
Transfer from losses to gains	(10)	10	-	-	-	-
Losses/(gains) arising in previous years that were recognised in the period to 31 March 2002	(31)	12	(19)	(7)	15	8
Gains/(losses) not recognised in the period to 31 March 2002						
Arising before 1 January 2001	127	(139)	(12)	20	(70)	(50)
Arising in the period to 31 March 2002	30	80	110	9	(15)	(6)
Gains/(losses) on hedges as at 31 March 2002	**157**	**(59)**	**98**	**29**	**(85)**	**(56)**
Of which:						
Gains/(losses) expected to be included in 2003 income	7	-	7	8	(14)	(6)
Gains/(losses) expected to be included in 2004 income or later	150	(59)	91	21	(71)	(50)

Hedges of future transactions

As at 31 March 2002 the value of future transactions hedged was £24m (31 December 2000 £nil).

19 *Other creditors*

amounts falling due within one year	The Group As at 31 Mar 2002 £m	The Group As at 31 Dec 2000 £m	The Company As at 31 Mar 2002 £m	The Company As at 31 Dec 2000 £m
Trade creditors	**383**	289	**383**	289
Amounts owed to group undertakings	**-**	-	**912**	857
Amounts owed to fellow subsidiary undertakings	**188**	137	**188**	137
Taxation and social security (a)	**71**	73	**68**	73
Other creditors	**56**	47	**59**	47
Accruals and deferred income	**319**	186	**289**	158
	1,017	732	**1,899**	1,561

amounts falling due after more than one year	The Group As at 31 Mar 2002 £m	The Group As at 31 Dec 2000 £m	The Company As at 31 Mar 2002 £m	The Company As at 31 Dec 2000 £m
Amounts owed to group undertakings	**-**	-	**1,814**	-
Other creditors	**12**	-	**12**	-
Accruals and deferred income (b)	**916**	870	**916**	869
	928	870	**2,742**	869
Total other creditors	**1,945**	1,602	**4,641**	2,430

a) The 2002 Group balance includes £50m corporation tax payable (31 December 2000 £58m).
b) Accruals and deferred income for amounts falling due after more than one year relate principally to contributions to capital projects.

20 Provisions for liabilities and charges

The Group and the Company	As at 1 Jan 2001 (as restated) (a) £m	Profit and loss charge/(credit) £m	Unwinding of discount £m	Paid £m	Transfer and other adjustments £m	**As at 31 Mar 2002 £m**
Environmental costs	103	–	8	(9)	–	**102**
Deferred tax	699	(32)	26	–	(58)	**635**
Restructuring costs	–	50	–	(3)	–	**47**
	802	18	34	(12)	(58)	**784**

a) Figures as at 1 January 2001 have been restated to show comparative information in accordance with FRS 19. For further information see below and also note 1, page 45.

A brief description of each provision, together with estimates of the timing of expenditure, is given below:

Environmental costs
The undiscounted provision of £135m as at 31 March 2002 (31 December 2000 £122m) for statutory decontamination costs of old gas manufacturing sites is determined by periodic assessments undertaken by environmental specialists. The provision has been discounted at 6%, a discount rate which reflects the specific risks associated with environmental property issues. The expected payment dates for statutory decontamination remain uncertain. The Group does not provide for non-statutory decontamination costs.

Deferred corporation tax
FRS 19, requiring full provision for deferred tax, has been adopted by the Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19 there has been an increase in the deferred tax liability of £623m as at 31 March 2002 (31 December 2000 £651m). The provision is discounted as permitted by FRS 19. Discount rates used are the post-tax yields to maturity on government bonds with maturity dates similar to those of the deferred tax assets/liabilities. The average discount rate used is 3.61% (31 December 2000 3.20%). This is in addition to the deferred tax liability which was previously recorded within provisions for liabilities and charges of £12m as at 31 March 2002 (31 December 2000 £48m). The effect on the tax charge is shown in the table below:

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Origination and reversal of timing differences	–	(5)	**(5)**	(23)	(9)
Change in discount rate	(3)	(46)	**(49)**	(19)	(12)
Unwinding of discount	1	25	**26**	20	21
Impact of implementing FRS 19	(2)	(26)	**(28)**	(22)	–
Origination and reversal of swap termination (1999 swap termination and other) (a)	–	3	**3**	4	127
Timing differences relating to special pension contribution	–	19	**19**	–	–
Total deferred tax (credit)/charge (b)	(2)	(4)	**(6)**	(18)	127

a) Amounts provided prior to the implementation of FRS 19.
b) For further information see note 8, page 57.

The provision for deferred tax can be analysed as follows:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Accelerated capital allowances	**1,269**	1,264
Swap termination	**51**	48
Special pension contribution	**(39)**	–
Other	**(23)**	(30)
Undiscounted provision for deferred tax	**1,258**	1,282
Discount	**(623)**	(583)
Discounted provision for deferred tax	**635**	699
Provision at start of period	**699**	717
Transfer and other adjustments	**(58)**	–
Deferred tax credit (above)	**(6)**	(18)
Provision at end of period	**635**	699

Restructuring costs
The profit and loss charge for the 15 months ended 31 March 2002 comprises staff redundancy costs of £50m (12 months ended 31 December 2000 £nil) in respect of a restructuring review.

21 Share capital

Authorised	Number of shares As at 31 Mar 2002 m	Number of shares As at 31 Dec 2000 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Equity				
Ordinary shares of $1\frac{2}{15}$p each	**6,052**	6,052	**69**	69

Allotted and fully paid	Number of shares As at 31 Mar 2002 m	Number of shares As at 31 Dec 2000 m	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Equity				
Ordinary shares of $1\frac{2}{15}$p each	**3,944**	3,944	**45**	45

The Company is a wholly owned subsidiary undertaking of Transco Holdings plc.

22 Capital and reserves

The Group

	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Profit and loss account reserve £m	Total £m
As at 1 January 2001 (as previously stated)	45	204	1,332	6,609	1,078	9,268
Restatement of opening balances: (a)						
Historical cost accounting	–	–	–	(6,609)	–	(6,609)
Accounting for deferred tax	–	–	–	–	(651)	(651)
As at 1 January 2001 (as restated)	45	204	1,332	–	427	2,008
Transfer from profit and loss account	–	–	–	–	201	201
As at 31 March 2002	**45**	**204**	**1,332**	**–**	**628**	**2,209**

The Company

	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Profit and loss account reserve £m	Total £m
As at 1 January 2001 (as previously stated)	45	204	1,332	6,609	1,088	9,278
Restatement of opening balances: (a)						
Historical cost accounting	–	–	–	(6,609)	–	(6,609)
Accounting for deferred tax	–	–	–	–	(651)	(651)
As at 1 January 2001 (as restated)	45	204	1,332	–	437	2,018
Transfer from profit and loss account	–	–	–	–	189	189
As at 31 March 2002	**45**	**204**	**1,332**	**–**	**626**	**2,207**

a) The 31 December 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 45.

Transco plc is prohibited from declaring a dividend or other distribution unless it has certified that it is in compliance in all material respects with certain regulatory obligations, including a requirement to ensure it has sufficient financial resources and facilities to enable it to carry on its business and a requirement to use all reasonable endeavours to maintain an investment grade credit rating (see Regulation, page 32).

The historical cost profit for the 15 months ended 31 March 2002, dealt with in the accounts of the Company, was £643m (3 months ended March 2001 £267m; 12 months ended March 2002 £376m; 12 months ended 31 December 2000 £521m; 12 months ended 31 December 1999 £597m). As permitted by section 230(3) of the Companies Act 1985, no profit and loss account is presented for the Company.

23 Commitments and contingencies

Following the demerger of Centrica in 1997, the Restructuring and Refinancing of BG Group plc in 1999 and the Demerger of Lattice itself in 2000, Transco has been left with a number of indemnities and guarantees. Some of these indemnities and guarantees are on behalf of third parties and do not relate to the ongoing businesses of the Lattice Group, as shown in the table below:

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
In respect of Lattice Group activities (a)	**2,241**	3,139
On behalf of third parties (b)	**441**	1,166
Total commitments and guarantees	**2,682**	4,305

a) Commitments in respect of Lattice Group activities

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Loan guarantees on behalf of subsidiaries (i)	**1,868**	2,773
Committed contracts for capital expenditure (ii)	**170**	137
Operating leases (iii)	**133**	149
Other (iv)	**70**	80
Total commitments for Lattice Group activities	**2,241**	3,139

i) Loan guarantees on behalf of subsidiaries

The Company has guaranteed the repayment of principal, any associated premium and interest on loans due from its financial subsidiary undertakings. As at 31 March 2002, the sterling equivalent amounted to £1,868m (31 December 2000 £2,773m).

ii) Committed contracts for capital expenditure

As at 31 March 2002, the Group had placed contracts for capital expenditure (tangible fixed assets and investments) amounting to £170m (31 December 2000 £137m).

iii) Operating leases

Group and Company had commitments for the following year under operating leases expiring as follows:

	Land and buildings		Other	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Expiring:				
Within one year	**–**	2	**2**	4
Between one and five years	**3**	2	**8**	4
Thereafter	**9**	9	**–**	–
	12	13	**10**	8

Commitments under operating leases for the Group were payable as follows:

	Land and buildings		Other	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 £m
Amounts due within:				
One year	**12**	13	**10**	8
Two years	**12**	11	**6**	3
Three years	**10**	11	**1**	1
Four years	**10**	10	**–**	–
Five years	**9**	10	**–**	–
Thereafter	**63**	82	**–**	–
As at end of period	**116**	137	**17**	12

Commitments under finance leases for the Group entered into before, but which commence after, 31 March 2002 were £nil (31 December 2000 £nil).

iv) Other commitments

The value of other commitments and contingencies as at 31 March 2002 amounted to £70m (31 December 2000 £80m).

v) Legal proceedings

As a result of a fatal accident in Larkhall in December 1999 in which four people died, The Scottish Crown Office announced on 28 February 2002 its decision to prosecute the Company for culpable homicide or, in the alternative, breach of the Health and Safety at Work Act. A trial date is awaited. Various Group undertakings are parties to other legal actions and claims which arise in the ordinary course of business. While the outcome of some of these matters cannot readily be foreseen, the Directors believe that they will be disposed of without significant effect on the net asset position as shown in these financial statements.

23 Commitments and contingencies *continued*

b) Commitments on behalf of third parties

i) BG Group

In 2001, the Company was released from the guarantee it provided of BG Group's obligations relating to its interests in the Karachaganak gas condensate field. The value of outstanding BG Group commitments and contingencies (mainly the provision of guarantees and indemnities to third parties in respect of cross-default obligations) was £441m (31 December 2000 £1,166m) of which £93m (31 December 2000 £95m) related to joint ventures and associated undertakings which were transferred to BG Energy Holdings as part of the Restructuring and Refinancing.

ii) Centrica

In 1997 Transco, as part of the arrangements for the Centrica demerger, gave financial guarantees to particular industrial and commercial customers (principally UK power generators) of Centrica as to the performance by Centrica of certain long-term interruptible gas supply contracts over periods of up to 15 years. As at 31 March 2002, the aggregate minimum volume of gas that customers are obliged to take under their contracts, during their remaining supply periods, was approximately 6bn therms (31 December 2000 approximately 7bn therms). Centrica and its subsidiary undertaking, British Gas Trading Limited, have agreed to indemnify Transco against any liabilities incurred by it under such guarantees and, in certain circumstances, to provide Transco with secured cash collateral, such obligations being guaranteed by further subsidiary undertakings of Centrica.

c) Cross indemnity and cross guarantees

A proportion of the Group's total indemnities and guarantees are backed by further cross guarantees from third parties as shown below.

Following the Restructuring and Refinancing, Transco procured an indemnity from BG Energy Holdings dated 10 March 2000 (the 'BGEH Indemnity') which operates to indemnify it in respect of its liabilities and potential liabilities under certain obligations which fall within the definition of cross-default obligations. These obligations include financial or performance guarantees given by Transco in respect of BG Energy Holdings Limited which amount (see (b) above) to approximately £441m (31 December 2000 £1,166m) of the Group's total commitments and contingencies of £2,682m (31 December 2000 £4,305m).

BG Group has been working with Transco since early 1999 to remove all of the relevant guarantees or to replace Transco with an alternative guarantor which is not part of the Lattice Group. This process continues following the Demerger. For any guarantees that have not been replaced, Transco will continue to provide such guarantees on an arm's length basis until they are removed or replaced. As at 31 March 2002, the contingent liabilities of Transco under the majority of these guarantees are not significant on an individual basis although Transco's aggregate liability under these guarantees could be significant.

Upon Demerger, due to the requirement in the Licence that a 'related person' indemnifies Transco, the BGEH Indemnity was replaced by an indemnity from Transco Holdings to Transco. Upon Demerger, BG Energy Holdings Limited indemnified Transco Holdings in relation to cross-default obligations which relate to its businesses. The amounts shown above in (b) include those sums covered by cross-indemnities.

24 Related party transactions

On 23 October 2000 the Lattice Group was demerged from BG Group. Previously, BG Group exercised control over all of the businesses within the Lattice Group, including Transco, and provided a number of services to those businesses, including corporate centre services, and, in some cases, also received services from them. All transactions between the groups since 23 October 2000 have been on an arm's length basis on normal commercial terms.

Details of related party transactions between Transco and BG Group are set out below:

	12 months ended 31 Dec 2000 £m
Income receivable from BG Group companies (a)	12
Charges payable to BG Group companies (a)	(82)
	As at 31 Dec 2000
Balance owed to BG Group companies (a)	(14)

a) Transactions between Transco and BG Group plc occurred during the 15 months ended 31 March 2002, however they are not disclosed, as the parties were not related during the period.

The Company has on-going, arm's length, commercial trading arrangements for the provision of services to BG Gas Services Ltd, a BG Group company. As explained in note 23(c), the Company has also provided financial and performance guarantees to BG Group companies on an arm's length basis.

During the 15 months ended 31 March 2002 there were a number of transactions between the Company and its subsidiary undertakings and other subsidiary undertakings, joint ventures and associated undertakings of Lattice Group plc. During the period, Transco paid approximately £325m (12 months ended 31 December 2000 £254m; 12 months ended 31 December 1999 £200m) to other Lattice Group companies. This includes amounts in respect of vehicle leasing and maintenance £94m (12 months ended 31 December 2000 £55m; 12 months ended 31 December 1999 £26m), property rentals and management £30m (12 months ended 31 December 2000 £36m; 12 months ended 31 December 1999 £37m), insurance premium £11m (12 months ended 31 December 2000 £12m; 12 months ended 31 December 1999 £12m), both research and development and other consultancy services £57m (12 months ended 31 December 2000 £37m; 12 months ended 31 December 1999 £21m) and other corporate services and recharges £133m (12 months ended 31 December 2000 £114m; 12 months ended 31 December 1999 £104m). These charges are calculated on an arm's length basis or by direct recharge.

25 Ultimate parent company

The Company's immediate parent company is Transco Holdings plc. The ultimate parent company, and controlling party, is Lattice Group plc, which is registered in England. Both Transco Holdings plc and Lattice Group plc consolidate the accounts of this Company. Copies of the consolidated accounts of Transco Holdings plc and copies of the consolidated accounts of Lattice Group plc may be obtained from the Company Secretary, Lattice Group plc, 130 Jermyn Street, London SW1Y 4UR.

26 Pensions and post-retirement benefits

Transco participates in the Lattice Group Pension Scheme (the Scheme). Lattice Group plc charges its subsidiary undertakings with an allocation of the total Scheme cost. Transco's share of the underlying assets and liabilities of the Scheme cannot be identified separately.

The costs/(credits) in respect of the Scheme are set out below, together with unfunded pension costs.

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Continuing operations	8	64	**72**	19	21
Discontinued operations	–	–	–	–	(89)

Pension costs have been based on the 31 March 2001 actuarial valuation with effect from 1 April 2001. Prior to that date the pension costs were based on the 31 March 1998 actuarial valuation, with an adjustment to allow for the effect, as calculated by the actuary, of the benefit improvements granted on the merger of the BG Staff Pension Scheme and the BG Corporation Pension Scheme on 1 April 2000. In addition to the above pension cost, Transco made a £193m special contribution to the Scheme in March 2002. Lattice Group plc will pay Transco an equivalent sum from the Lattice Group plc SSAP 24 provision. All of the following information is essentially in respect of the Lattice Group Pension Scheme.

Pension scheme

Substantially all of the Group's employees are members of the Scheme. The Scheme provides final salary defined benefits for employees joining up to 31 March 2002. A defined contribution section has been added from 1 April 2002 for employees joining from that date. The Scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Scheme's assets, are expected to be sufficient to fund the benefits payable under the Scheme.

Following Demerger, employees of companies in the Lattice Group have continuing Scheme membership. Employees of BG Group continued to participate in the Scheme until 4 July 2001. Thereafter a share of the assets and liabilities of the Scheme was transferred to a new pension scheme set up by BG Group, reflecting the share of the total accrued liabilities that is attributable to BG Group employees, or former employees, electing to transfer to the new BG Group pension scheme. The value of assets transferred to the BG Group pension scheme was approximately 2% of the Scheme assets.

An independent actuarial valuation of the Scheme was last undertaken as at 31 March 2001. The long-term assumptions used in the actuarial valuation were as follows:

	31 Mar 2001 valuation %	31 Mar 1998 valuation %
Rate of price inflation and pensions increases	2.3	3.0
Future increases in pensionable earnings	4.3	5.0
Annual rate of return on existing investments	5.3	5.7
Annual rate of return on future contributions	6.1	7.0

Excluding assets and liabilities attributable to BG Group members who left the Scheme on 4 July 2001, the independent actuarial valuation as at 31 March 2001 showed that the aggregate market value of the Scheme's assets was £11,963m (31 March 1998 £11,820m). The value of those assets was 104% (31 March 1998 109%) of the benefits due to members calculated on the basis of pensionable earnings and service as at 31 March 2001 on an ongoing basis (using the projected unit method) and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out as at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual is 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers' contributions could be maintained at the level of 3% until March 2004. Employers' contributions were however increased from 3% to 8.5% with effect from 1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which must be no later than as at 31 March 2004.

26 Pensions and post-retirement benefits *continued*

Post-retirement benefits

The Group has no material post-retirement benefits other than pensions.

FRS 17 – Retirement benefits

FRS 17 was issued on 30 November 2000. FRS 17 allows for a long implementation period up to 2004. Transco continues to account for pension arrangements in accordance with SSAP 24, 'Accounting for Pension Costs'. Transco is unable to identify its share of the underlying assets and liabilities of the Scheme and therefore, on implementation of FRS 17, will account for the Scheme as a defined contribution scheme as required by FRS 17. Reported pension costs will be equal to the amounts payable by Transco. The disclosures required by FRS 17 in respect of the Scheme are reported in the annual report and accounts of Lattice Group plc. The surplus in the Scheme amounted to £373m, £261m net of deferred tax, as at 31 March 2002.

Unfunded unapproved pension arrangements in respect of Transco employees are provided from the Lattice Group Supplementary Benefits Scheme. Accordingly, Lattice Group plc accounts for these arrangements.

27 Notes to the consolidated cash flow statement

a) Cash flow from operating activities

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Historical cost Group operating profit	454	844	**1,298**	1,083	1,573
Exceptional operating items	–	100	**100**	–	–
Historical cost depreciation	93	371	**464**	332	734
Unsuccessful exploration expenditure written off	–	–	**–**	–	21
Provisions for liabilities and charges	–	–	**–**	–	(126)
Movements in working capital:					
Stocks – decrease/(increase)	4	(15)	**(11)**	7	1
Trade and sundry debtors – decrease/(increase)	234	(1)	**233**	43	(297)
Trade and sundry creditors – increase/(decrease)	330	(151)	**179**	(36)	(333)
Long-term creditors – increase	17	80	**97**	49	–
	585	(87)	**498**	63	(629)
Cash inflow from operating activities before exceptional items (b) (c)	1,132	1,228	**2,360**	1,478	1,573
Expenditure relating to exceptional items (d):					
Restructuring costs (see note 20, page 66)	–	(3)	**(3)**	–	(12)
Environmental costs (see note 20, page 66)	(1)	(8)	**(9)**	(4)	(19)
	(1)	(11)	**(12)**	(4)	(31)
Net cash inflow from operating activities	1,131	1,217	**2,348**	1,474	1,542

a) The 31 December 2000 and 1999 figures have been restated to show comparative information using the historical cost accounting convention. For further information see note 1, page 45.

b) In the 12 months ended 31 December 1999, the cash inflow from operating activities includes cash inflows from discontinued operation of £507m.

c) The impact of NTS entry capacity turnover is to increase cash inflow from operating activities by £66m for both the 12 month and 15 month periods ended 31 March 2002.

d) Expenditure relating to exceptional items is all in respect of continuing operations.

b) Returns on investments and servicing of finance

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Interest received	2	3	**5**	2	49
Interest paid (a)	(69)	(302)	**(371)**	(392)	(442)
Interest element of finance lease rentals	(1)	(4)	**(5)**	(3)	1
Net cash outflow from returns on investments and servicing of finance	(68)	(303)	**(371)**	(393)	(392)

a) Includes capitalised interest for the 12 months ended 31 December 1999 of £20m.

27 Notes to the consolidated cash flow statement *continued*

c) Capital expenditure and financial investment

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Payments to acquire intangible fixed assets	–	–	**–**	–	(83)
Payments to acquire tangible fixed assets	(158)	(787)	**(945)**	(610)	(895)
Net investment in finance leases	–	–	**–**	–	5
Receipts from disposal of intangible and tangible fixed assets	5	31	**36**	4	145
Net cash outflow from capital expenditure and financial investment	(153)	(756)	**(909)**	(606)	(828)

d) Acquisitions and disposals

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Purchases of subsidiary and associated undertakings	–	–	**–**	–	(705)
Receipts from disposal of subsidiary and associated undertakings	–	10	**10**	7	31
Net overdrafts disposed with subsidiary undertaking	–	3	**3**	–	–
Repayment of loans by joint ventures and associated undertakings	–	–	**–**	–	7
Net cash inflow/(outflow) from acquisitions and disposals	–	13	**13**	7	(667)

e) Management of liquid resources (a)

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Payments to acquire investments with an original maturity date of less than one year	–	(589)	**(589)**	(2,825)	(7,642)
Receipts from disposal of investments with an original maturity date of less than one year	54	590	**644**	3,035	7,651
Net cash inflow from the management of liquid resources	54	1	**55**	210	9

a) Includes money market, listed and unlisted investments.

f) Financing activities

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net (decrease)/increase in short term borrowings	(1,062)	(485)	**(1,547)**	(342)	218
Net increase in long term borrowings	217	1,059	**1,276**	188	966
Capital element of finance lease rentals	(5)	(24)	**(29)**	(19)	(10)
	(850)	550	**(300)**	(173)	1,174
Repurchase of share capital	–	–	**–**	–	(142)
Issue of shares to minority shareholders	–	–	**–**	–	14
Repayment of capital to minority shareholders	–	–	**–**	–	(13)
Funding movement (a)	–	(193)	**(193)**	78	60
Net cash (outflow)/inflow from financing activities	(850)	357	**(493)**	(95)	1,093

a) Funding movement in the 15 months ended 31 March 2002 of £193m represents special contributions made to the Lattice Group pension scheme. Funding inflows of £78m in the 12 months ended 31 December 2000 represent funding on Demerger. Funding inflows of £60m in the 12 months ended 31 December 1999 represent cashflows on Restructuring and Refinancing.

g) Significant non-cash transaction

In the 12 and 15 month periods ended 31 March 2002 and the 12 months ended 31 December 2000, there were no significant non-cash transactions. In the 12 months ended 31 December 1999, as part of the Restructuring and Refinancing, non-Transco assets were transferred for inter company debt.

28 US generally accepted accounting principles

Transco prepares its consolidated financial statements in accordance with generally accepted accounting principles applicable in the UK (UK GAAP), which differ in certain significant respects, as set out below, from those applicable in the US (US GAAP). The reconciliations below include the results of Transco (continuing operations only) from 13 December 1999 and its results (continuing and discontinued operations), up to the date of the 1999 Restructuring and Refinancing.

Effect on net income of significant differences between UK and US GAAP

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Historical cost net income (UK GAAP) (a)	268	387	**655**	525	227
Restatement for UK accounting policy change (see note 1, page 45)	-	-	**-**	(22)	77
Historical cost net income (UK GAAP) as previously reported for 2000 and 1999	268	387	**655**	503	304
US GAAP adjustments:					
Replacement expenditure (b)	50	310	**360**	191	111
Pension costs (c)	-	-	**-**	-	(79)
Stock compensation (d)	(2)	(6)	**(8)**	-	-
Employee sharesave cost (e)	-	-	**-**	(38)	-
Deferred tax (f)	(27)	(137)	**(164)**	(12)	(22)
Deferred tax - change in tax rate (g)	-	-	**-**	-	29
Goodwill (h)	-	-	**-**	-	(18)
Swap terminations and swaption premiums (i)	(3)	(8)	**(11)**	(4)	(95)
Derivative instruments (j)					
FAS133 transition adjustment	49	-	**49**	-	-
Mark to market and amortisation of FAS133 transition adjustment	157	(45)	**112**	-	-
Currency translation adjustment (k)	(89)	47	**(42)**	-	-
Net income (US GAAP)	403	548	**951**	640	230
Currency translation adjustments (see page 40)	-	-	**-**	-	(14)
FAS133 transition adjustment (j)	(35)	-	**(35)**	-	-
Amortisation of FAS133 transition adjustment (j)	4	12	**16**	-	-
Comprehensive income	372	560	**932**	640	216
Analysis of net income/(loss) between:					
Continuing operations	403	548	**951**	640	668
Discontinued operations	-	-	**-**	-	(438)
Net income (US GAAP)	403	548	**951**	640	230

Effect on shareholders' funds of significant differences between UK and US GAAP

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Historical cost Transco shareholders' funds (UK GAAP) (a)	**2,209**	2,008
Restatement for UK accounting policy change (see note 1, page 45)	**-**	651
Historical cost Transco shareholders' funds (UK GAAP) as previously reported for 2000	**2,209**	2,659
US GAAP adjustments:		
Replacement expenditure (b)	**3,661**	3,301
Stock compensation (d)	**(8)**	-
Deferred tax (f)	**(1,773)**	(2,260)
Dividends (l)	**93**	71
Swap terminations and swaption premiums (i)	**(110)**	(99)
FAS133 transition adjustment (j)	**(150)**	-
Amortisation of FAS133 transition adjustment (j)	**11**	-
Fair valuation of derivatives (j)	**281**	-
Currency translation adjustment (k)	**(42)**	-
Transco shareholders' funds (US GAAP)	**4,172**	3,672

28 US generally accepted accounting principles *continued*

a) Accounting convention

Under UK GAAP, the Group has changed its accounting convention from modified historical cost to historical cost. Under modified historical cost accounting, certain tangible fixed assets were valued at depreciated replacement cost or, where lower, their estimated value in use. The historical cost convention, now adopted under UK GAAP, records tangible fixed assets at historical cost subject to regular impairment analysis. As such, no adjustment is required under US GAAP. Income for the year ended 31 December 1999 reflects a historical cost loss on disposal of subsidiary undertakings of £685m relating to the transfer of non-Transco assets as part of the 1999 Restructuring and Refinancing. As permitted under UK GAAP, earnings have been presented including and excluding the impact of exceptional items to provide a measure that reflects the underlying performance of the Group. In accordance with US GAAP, earnings have been presented without adjustment for the impact of exceptional items as such additional measures of underlying performance are not permitted.

b) Replacement expenditure

Under UK GAAP, Transco charges to the profit and loss account replacement expenditure on certain components of plant and equipment (mains and services), which is principally undertaken to repair and to maintain the safety of the pipeline system. Under US GAAP, such expenditure is capitalised and depreciated over the assets' useful lives. The adjustment also includes an adjustment to depreciation on assets purchased prior to 1975 which have always been depreciated under US GAAP but, prior to 1999 and the implementation of FRS 15, were not depreciated under UK GAAP. Replacement expenditure of £432m was incurred in the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £64m; 12 months ended 31 March 2002 £368m; 12 months ended 31 December 2000 £249m; 12 months ended 31 December 1999 £200m). Under US GAAP, the additional depreciation on replacement expenditure capitalised would be £72m for the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £14m; 12 months ended 31 March 2002 £58m; 12 months ended 31 December 2000 £58m; 12 months ended 31 December 1999 £89m).

c) Pension costs

Under UK GAAP, pension costs charged against profits relating to the pension schemes are accounted for in accordance with SSAP 24 'Accounting for Pension Costs'. Under US GAAP, FAS 87 'Employers' Accounting for Pensions' prescribes the method and assumptions that may be used to calculate pension costs. This method recognises the surplus/deficit falling outside a 10% fluctuation 'corridor'. Since the 1999 Restructuring and Refinancing, which resulted in the transfer of the Lattice Group Pension Scheme to our ultimate parent company, Transco has operated under a multi-employer pension scheme. As such, no adjustment is required under US GAAP.

d) Stock compensation

Under UK GAAP, compensation expense relating to the AESOP is based on the book value of the shares held. Under US GAAP, compensation expense on such shares is based on the difference between the exercise price of the share options granted and the quoted market price of the shares at the measurement date. Under US GAAP, this results in an additional charge to net income of £9m during the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £2m; 12 months ended 31 March 2002 £7m; 12 months ended 31 December 2000 £nil; 12 months ended 31 December 1999 £nil).

Under UK GAAP, the liability for national insurance on stock options granted under the LTIS scheme is accrued over the life of the scheme. Under US GAAP, this expense is recorded upon exercise of the stock options and results in a credit to net income of £1m during the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £nil; 12 months ended 31 March 2002 £1m; 12 months ended 31 December 2000 £nil; 12 months ended 31 December 1999 £nil).

e) Employee sharesave costs

On Demerger, BG Group plc incurred costs, in addition to PAYE and National Insurance costs, relating to the termination of the BG Employee Sharesave Scheme. For US reporting purposes only, a proportion of this charge is attributable to Transco. Neither Transco nor its ultimate parent company, Lattice Group plc, incurred any cash outflow in relation to this transaction. On the US balance sheet reconciliation it has been accounted for as a capital contribution with a nil net impact on US reported shareholders' funds.

f) Deferred tax

Under UK GAAP, FRS 19 'Deferred Tax' requires full provision for deferred tax (either on a discounted or undiscounted basis) on all timing differences that have originated but not reversed by the balance sheet date. Under US GAAP, FAS 109 'Accounting for Income Taxes' requires deferred taxation to be provided for the tax effect of all temporary differences between the book and tax basis of assets and liabilities. Valuation allowances with respect to deferred tax assets are provided when it is considered more likely than not that all, or a portion, of the deferred tax assets will not be realised. Under US GAAP, provision for deferred tax is required on an undiscounted basis. The balance sheet adjustment is calculated under FAS 109 and the deferred tax balance carried forward under US GAAP is shown below.

	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m
Capital allowances for property, plant and equipment	**1,269**	1,264
Timing differences in respect of US GAAP adjustments for replacement expenditure and financial instruments	**1,107**	990
Other deferred tax liabilities	**94**	122
	2,470	2,376
Deferred tax assets	**(62)**	(68)
Net deferred tax liabilities under US GAAP	**2,408**	2,308
Net deferred tax provision recognised under UK GAAP	**(635)**	(48)
Net US GAAP adjustment	**1,773**	2,260

Under UK GAAP, FRS 19, requiring full provision for deferred tax, has been adopted by the Group in the 15 months ended 31 March 2002. As a result of implementing FRS 19, the deferred tax liability as at 31 December 2000 has been restated, increasing by £651m to £699m.

28 US generally accepted accounting principles *continued*

g) Deferred income taxes – change in tax rate
The release of the deferred tax provision is a result of the reduction in the UK corporation tax rate from 31% to 30% in the Finance Act 1999.

h) Goodwill
Under UK GAAP, prior to the publication of FRS 10 'Goodwill and Intangible Assets', goodwill was taken to Group reserves immediately on acquisition. Under UK GAAP, goodwill is now capitalised as an intangible fixed asset and treated in a similar fashion for both UK GAAP and US GAAP.

i) Swap terminations and swaption premiums
Under UK GAAP, gains and losses on swap terminations and swaption premiums are capitalised and amortised over the life of the underlying hedged instrument. Under US GAAP, such realised gains and losses have been taken to the income statement immediately.

j) FAS 133 'Accounting for Derivative Instruments and Hedging Activities'
In June 1998, the Financial Accounting Standards Board (FASB) issued FAS 133 'Accounting for Derivative Instruments and Hedging Activities', as amended by FAS 138. FAS 133 requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The ineffective portion of all hedges will be recognised in current period earnings.

Transco adopted FAS 133 on 1 January 2001. In accordance with the transition provisions of FAS 133, Transco recorded the following cumulative effect adjustments in earnings as of 1 January 2001:

	£m
Related to previously designated fair value hedging relationships	
Fair value of hedging instruments	199
Offsetting changes in fair value of hedged items	(150)
Total cumulative effect of adoption on earnings	49

In addition, Transco recorded the following cumulative effect adjustments in other comprehensive income as of 1 January 2001:

	£m
Related to previously designated cash flow hedging relationships	
Fair value of hedging instruments	(35)
Total cumulative effect of adoption on other comprehensive income	(35)

Transco decided that as of 2 January 2001 it would not account for its derivatives under the Hedge Accounting provisions contained in FAS 133. The result of this decision is that the fair value of all derivatives will be recorded on the balance sheet at each reporting date, with any changes in these fair values taken directly to the income statement. Also the adjustment to the fair value of hedged items £(150)m and the fair value of cash flow hedging instruments of £(35)m will be amortised over the life of the underlying hedged instruments.

In addition to the transition adjustment, the following amounts were taken to the income statement in the 15 months ended 31 March 2002:

	£m
Change in mark to market of derivatives	117
Amortisation of adjustment to debt fair value	11
Amortisation of adjustment to fair values of cash flow hedges	(16)
	112

At 31 March 2002 the mark to market of derivatives was £281m. This value is recorded on the US GAAP balance sheet.

Information regarding the Group's risk management, objectives and strategies can be found in the Operating and financial review on page 28.

k) FAS 52 'Foreign Currency Translation'
Under UK GAAP, the foreign currency debt and current asset investments are recorded at the applicable hedge accounting value. Under US GAAP, all foreign currency debt and current asset investments are revalued at the period end closing rate. The difference between book value and period end closing rate resulted in a currency translation adjustment of £(42)m for the 15 months ended 31 March 2002 (3 months ended 31 March 2001 £(89)m; 12 months ended 31 March 2002 £47m; 31 December 2000 £nil; 31 December 1999 £nil).

l) Dividends
Under UK GAAP, dividends are recorded in the year in respect of which they are declared or proposed, whereas under US GAAP dividends are recorded only in the period in which they are formally declared.

28 US generally accepted accounting principles *continued*

Explanation of UK/US reconciling differences not quantified

The reconciliations of profit for the financial period and equity shareholders' funds at the year end from UK GAAP to US GAAP only include those items which have a net effect on profit or equity shareholders' funds. There are other GAAP differences, not included in the reconciliations, which would affect the classification of assets and liabilities or of income and expenditure. The principal items which would have such an effect are as follows: (i) items included as exceptional items under UK GAAP are either classified as extraordinary items or special charges under US GAAP; (ii) under US GAAP, transmission and distribution costs would be included in cost of sales, and gross profit from continuing operations would be calculated after deducting these expenses; (iii) under UK GAAP, customer contributions in respect of fixed assets are credited to a deferred income account. Under US GAAP, such contributions are netted off against the cost of the related fixed assets; and (iv) under UK GAAP, debt issue costs are deducted from the carrying value of the related debt instrument. US GAAP requires such costs to be included as an asset.

Balance sheet analysis

Under UK GAAP, the balance sheet is analysed between net assets and shareholders' funds. Under US GAAP, the analysis is between total assets and total liabilities plus shareholders' equity. Certain items which are disclosed in the notes under UK GAAP would be disclosed on the face of the balance sheet under US GAAP. Also under US GAAP, debtors due after more than one year of £2,076m (31 December 2000 £2,066m) (included within current assets in UK GAAP) would be classified under long-term debtors.

FAS 123 'Accounting for Stock-Based Compensation'

As permitted by FAS 123 'Accounting for Stock-Based Compensation', Transco plc accounts for employee stock options under Accounting Principles Board statement (APB) 25 'Accounting for Stock Issued to Employees'. If the compensation cost had been determined on a basis consistent with FAS 123, Transco's net income, under US GAAP, would have been increased by £3m (3 months ended 31 March 2002 £(2)m; 12 months ended 31 March 2002 £5m; 12 months ended 31 December 2000 £(5)m; 12 months ended 31 December 1999 £(6)m).

The fair value of share options granted under the LTIS scheme (see note 6(d), page 54) has been estimated using market values. The fair value of share options granted under the Sharesave Schemes (see note 6(f), page 54) during the period are estimated using the Black-Scholes option pricing model. The following table details the fair value, together with the assumptions used, for each period.

	3 months ended 31 Mar 2001 (unaudited)	12 months ended 31 Mar 2002 (unaudited)	**15 months ended 31 Mar 2002**	12 months ended 31 Dec 2000	12 months ended 31 Dec 1999
Dividend yield (%)	5.0	5.0	**5.0**	4.7	3.5
Volatility (%)	35	35	**35**	33-35	35
Risk free rate (%)	5.4	5.4	**5.4**	5.4	6.5
Estimated life (years) (%)	3.0-5.0	3.0-5.0	**3.0-5.0**	3.0-5.0	4.0
Average fair value of share options granted (£)	0.41	0.41	**0.41**	0.44	1.06

Cash flow

Under UK GAAP, Transco's financial statements include a cash flow statement in accordance with FRS 1 (revised 1996) 'Cash Flow Statements'. This statement presents substantially the same information as that required under FAS 95 'Statement of Cash Flows'. There are three principal differences between FRS 1 and FAS 95 cash flow presentation. Firstly, under FRS 1, net cash flow from operating activities excludes cash flows from returns on investments and servicing of finance and taxes paid whereas FAS 95 includes them here. Secondly, capital expenditure is classified separately under FRS 1, while under FAS 95, it is classified as an investing activity. Thirdly, under FRS 1, movements in short-term investments are classified as management of liquid resources. Under FAS 95, those with an original maturity of three months or less are included within cash. Set out, for illustration purposes, is a summary consolidated statement of cash flows under US GAAP.

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m
Net cash provided by operating activities	1,028	709	**1,737**	890	777
Net cash used in investing activities	(153)	(743)	**(896)**	(599)	(1,492)
Net cash provided by/(used in) financing activities	(875)	33	**(842)**	(291)	726
Net (decrease)/increase in cash and cash equivalents	–	(1)	**(1)**	–	11
Cash and cash equivalents at the start of the period	1	1	**1**	1	40
Other movements (foreign exchange and discontinued activities)	–	–	**–**	–	(50)
Cash and cash equivalents at the end of the period	1	–	**–**	1	1

Cash and cash equivalents are cash in hand and deposits repayable on demand with a maturity or period of notice of 24 hours or one working day. Closing balance of cash under UK GAAP for the 12 and 15 months ended 31 March 2002 is £(36)m (3 months ended 31 March 2001 £1m; 12 months ended 31 December 2000 £(7)m; 12 months ended 31 December 1999 £(13)m). The difference to cash and cash equivalents under US GAAP is bank overdrafts of £36m (3 months ended 31 March 2001 £nil; 12 months ended 31 December 2000 £8m; 12 months ended 31 December 1999 £14m) which are treated as financing activities.

28 US generally accepted accounting principles *continued*

New accounting pronouncements

FAS 141 'Business Combinations'

In July 2001, the FASB issued FAS 141, which eliminates the pooling of interest method of accounting for business combinations, and changes the criteria to recognise intangible assets apart from goodwill. FAS 141 is required to be adopted for all business combinations initiated after 30 June 2001. Adoption of FAS 141 has had no impact on the reported financial position, results of operations or cash flows of the Group.

FAS 142 'Goodwill and Other Intangible Assets'

In July 2001, the FASB issued FAS 142. This standard is effective from 1 January 2002 and may not be retroactively applied to financial statements of prior periods. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Adoption of FAS 142 has had no impact on the reported financial position, results of operations or cash flows of the Group.

FAS 143 'Accounting of Obligations Associated with the Retirement of Long-Lived Assets'

In July 2001, the FASB issued FAS 143. This standard will be effective for the Group for the year ending 31 March 2004. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Group has not yet assessed whether adoption of the statement will have a material effect on the Group's results of operations and financial position.

FAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets'

In October 2001, the FASB issued FAS 144. This standard will be effective for the Group for the year ending 31 March 2003. FAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Group has not yet assessed whether adoption of the standard will have a material effect on the Group's results of operations and financial position.

29 Principal subsidiary undertakings

The companies listed below, which are all subsidiary undertakings, are those in which the Group's principal operating and financing activities are undertaken. A full list of subsidiary undertakings will be included in the next Annual Return filed with the Registrar of Companies. All principal subsidiary undertakings are owned by the Company. Each of the companies listed is included in the consolidation of the Group's results.

All the principal subsidiary undertakings have changed their year-end to 31 March, and are preparing accounts to 31 March 2002 with the exception of British Transco International Finance B.V. which will change its year-end to 31 March 2003, as prospective notice is required under Dutch law.

as at 31 March 2002	Country of incorporation and operation	Activity	Group holding % (a)	Group share of net assets % (b)
British Transco International Finance B.V.	The Netherlands	Financing	100	100
British Transco Finance Inc.	USA	Financing	100	100
British Transco Capital Inc.	USA	Financing	100	100

a) Ordinary shares.
b) Net assets attributable to equity shareholders.

30 Modified historical cost information

In accordance with FRS 18 'Accounting Policies' and following the Price Control Review, the Directors have reviewed the accounting policies of the Group and the Group has changed its accounting convention from modified historical cost to historical cost. The financial statements have been prepared on a historical cost basis and prior year comparative information has been restated accordingly. The following shows the position of the Group had it maintained the modified historical cost convention accounting policy.

Under modified historical cost principles, regulatory assets are valued at depreciated replacement cost or, where lower, the estimated value in use. Regulatory assets are those assets owned by Transco which are included in that part of the asset base which is subject to a regulatory regime. These include operational land and buildings, mains and services, gas storage, plant and machinery and meters in Great Britain.

Differences between modified historical cost and historical cost profit comprise:
i) depreciation adjustment – the additional sum necessary to bring historical cost depreciation up to a full modified historical cost depreciation charge, which is based on the modified historical cost of fixed assets;
ii) profit on the disposal of fixed assets adjustment – the difference between the modified historical cost and historical cost profit or loss on disposal.

Consolidated modified historical cost information

	3 months ended 31 Mar 2001 (unaudited) £m	12 months ended 31 Mar 2002 (unaudited) £m	**15 months ended 31 Mar 2002 £m**	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m
Group operating profit – continuing operations	420	704	**1,124**	958	1,160
– discontinued operations	–	–	–	–	273
	420	704	**1,124**	958	1,433
Profit for the financial period	225	201	**426**	381	68

a) The 31 December 2000 and 1999 figures have been restated in accordance with FRS 19. For further information see note 1, page 45.

	The Group		The Company	
	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m	**As at 31 Mar 2002 £m**	As at 31 Dec 2000 (as restated) (a) £m
Net assets (b)	**8,227**	8,617	**8,225**	8,627

a) The 31 December 2000 figures have been restated in accordance with FRS 19. For further information see note 1, page 45.
b) During the 15 months ended 31 March 2002, a review of the carrying value of Transco assets resulted in a reduction in net assets amounting to £715m (£50m on a historical cost basis).

31 Subsequent events

On 22 April 2002, the Group's ultimate parent company, Lattice Group plc, and National Grid Group plc announced their intention to merge. Providing the Proposed Merger is approved by both sets of shareholders, Lattice Group shareholders will receive 0.375 new National Grid shares which will be named National Grid Transco shares for each Lattice Group share. Subject to regulatory approval in the UK and USA, the Proposed Merger is expected to be completed in the third quarter 2002.

Transco regulatory financial information (unaudited)

From 1 April 2002, Transco has entered into a new five-year regulatory contract. For details of this new regulatory contract see the Regulation section, page 32. *Except where indicated the following information relates to the last two years of Transco's previous regulatory contract.*

Under the terms of amended standard condition 30 of Transco's Gas Transporter's Licence, Transco has a requirement to produce regulatory accounting statements reflecting the format and content of Transco's statutory accounts.

A small number of differences exists between the segmental results shown in this report and the net assets shown in the regulatory accounting statements. These are set out below along with Transco's fourth, and fifth, year regulatory results to 31 March 2001 and 2002.

Reconciliation of historical cost net assets to Transco's regulatory accounting statements

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m
Total historical cost net assets as per segmental analysis (see note 2, page 46)	**2,209**	2,008
Other adjustments, principally intra-group balances and other creditors	**–**	(6)
Historical cost net assets as per Transco's regulatory accounting statements	**2,209**	2,002

a) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. For further information see note 1, page 45.

Transco's 2002 regulatory accounting statements are available from the Group Head of Investor Relations, Lattice Group, 130 Jermyn Street, London SW1Y 4UR or on Transco's website at www.transco.uk.com.

Results for the regulatory fourth and fifth years based on Transco's interpretation of the methodology applied by the MMC in 1997

Transco is subject to a price control formula which was set by Ofgem after taking into account, amongst other factors, operating costs, capital expenditure, cost of capital and transportation volumes for the five-year formula period April 1997 to March 2002 (including the dead bands for which the formula allows no additional revenue).

This formula was disaggregated from 1 April 2000 into Metering, Meter Reading and residual Transportation activities, each with separate revenue drivers. Operating costs and investment targets from the MMC outcome have not been formally disaggregated. Allowed revenue under the three separate formulae is not significantly different from the bundled formula at current volumes. The presentation below aggregates the three formulae and has been retained for consistency.

Transco has agreed a capital monitoring framework with Ofgem covering 20 output measures. Actual data for the formula period indicates that Transco has met or exceeded all 20 outputs.

Regulatory fourth year ended 31 March 2001

Actual volumes of gas transported were approximately 4% above the top of the dead band in the business and domestic market and 25% above the top of the dead band in the large user market.

At the end of March 2000, accumulated over-recovered formula revenue (the 'K-factor') was £78m. At the end of March 2001, accumulated over-recovered formula revenue was £8m.

Transco's regulatory operating costs were £1,314m, against our interpretation of the MMC's projected level of £1,403m.

Transco's overall regulatory cash flow was £716m, £18m below our interpretation of the MMC's projected level of £734m. The reduction in regulatory cash flow in 2000/01 is mainly because of increased investment expenditure and, to a lesser extent, to increases in operating expenditure.

Transco's regulatory value was £12,705m at the end of March 2001 against our interpretation of the MMC's assumption of £13,081m, with lower investment in the formula period to date being the principal reason for the difference.

The regulatory return for 2000/01 is estimated to be 8.8%, compared to our interpretation of the MMC's projection of 6.8%. Excluding the recovery of K-factor from the previous formula period, Transco's regulatory real rate of return for the four formula years to March 2001 is estimated to be 8.5% compared to our interpretation of the MMC's projections of 7.1%.

Transco regulatory financial information (unaudited) *continued*

Regulatory fifth year ended 31 March 2002
Actual volumes of gas transported were within the dead band in the business and domestic market and approximately 18% above the top of the dead band in the large user market.

At the end of March 2001, accumulated over-recovered formula revenue (the 'K-factor') was £8m. At the end of March 2002, accumulated under-recovered formula revenue is estimated to be around £38m.

Transco's regulatory operating costs were £1,314m, against our interpretation of the MMC's projected level of £1,398m.

Transco's overall regulatory cash flow was £556m, £156m below our interpretation of the MMC's projected level of £712m. The reduction in regulatory cash flow in 2001/02 is because of increased investment expenditure.

The regulatory return for 2001/02 is estimated to be 8.2%, compared to our interpretation of the MMC's projection of 6.5%. Excluding the recovery of K-factor from the previous formula period, Transco's regulatory real rate of return for the full formula period to March 2002 is estimated to be 8.5% compared to our interpretation of the MMC's projections of 7%.

Transco's regulatory value was £13,289m at the end of March 2002, against our interpretation of the MMC's assumption of £13,328m.

Transco's estimate of the regulatory value of its metering business assets at 31 March 2002 is between £1.4bn and £1.5bn. This value cannot be more precisely calculated at this time, as the principles have not been fully established for allocating tangible fixed asset classes used by both the transportation and metering businesses.

The new five-year formula period, which commenced on 1 April 2002, leaves Transco's regulatory value intact at some £13.3bn. For this period, Transco has been given a real pre-tax return of 6.25% for the transportation business and 7% capped for the metering business. Going forward, the new price control provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

		Actual Cumulative (a)	MMC Cumulative (a)	Actual 2001/02	MMC 2001/02	Actual 2000/01	MMC 2000/01
Volumes: (b)							
Business and domestic	TWh	3,274	3,227	657	655	692	650
Large user	TWh	1,651	1,343	422	349	409	318
Regulatory operating costs (c)	£m	6,573	7,036	1,314	1,398	1,314	1,403
Regulatory cash flow	£m	4,421	3,380	556	712	716	734
Regulatory value at 31 March	£m	13,289	13,328	13,289	13,328	12,705	13,081
Regulatory return excluding K from previous formula period	%	8.5	7.0	8.2	6.5	8.8	6.8

a) 1997/98, 1998/99, 1999/2000, 2000/01 and 2001/02 prices (ie money of the day).
b) The split of 2001/02 actual volumes between business and domestic and large user is an estimate.
c) 2000/01 and 2001/02 regulatory operating costs exclude £41m of Demerger costs and £50m of restructuring costs respectively, which are not considered to be a deduction from regulatory return for the formula period to March 2002.

Five year financial summary (unaudited)

Historical cost profit and loss account

		15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m	12 months ended 31 Dec 1998 (as restated) (a) £m	12 months ended 31 Dec 1997 (as restated) (a) £m
Turnover – Group and share of joint venture	– continuing operations	**3,922**	2,975	3,058	3,062	3,084
	– discontinued operations	**–**	–	1,613	1,418	2,267
		3,922	2,975	4,671	4,480	5,351
Less: Share of joint ventures turnover	– discontinued operations	**–**	–	(63)	(6)	–
Group turnover		**3,922**	2,975	4,608	4,474	5,351
Operating costs	– continuing operations	**(2,524)**	(1,851)	(1,738)	(1,758)	(1,928)
	– discontinued operations	**–**	–	(1,277)	(1,119)	(2,028)
		(2,524)	(1,851)	(3,015)	(2,877)	(3,956)
Exceptional operating items	– continuing operations	**(100)**	(41)	(20)	–	–
Total operating costs		**(2,624)**	(1,892)	(3,035)	(2,877)	(3,956)
Group operating profit	– continuing operations	**1,298**	1,083	1,300	1,304	1,156
	– discontinued operations	**–**	–	273	293	239
		1,298	1,083	1,573	1,597	1,395
Share of operating profits less losses in joint ventures and associated undertakings	– discontinued operations	**–**	–	94	53	21
Total operating profit	– continuing operations	**1,298**	1,083	1,300	1,304	1,156
	– discontinued operations	**–**	–	367	346	260
		1,298	1,083	1,667	1,650	1,416
Profit/(loss) on disposal of subsidiary and associated undertakings		**–**	4	(669)	45	122
Profit/(loss) on disposal of other fixed assets		**10**	(19)	36	101	227
Share of profit on disposal of fixed assets in joint ventures and associated undertakings		**–**	–	1	4	–
Profit on ordinary activities		**1,308**	1,068	1,035	1,800	1,765
Net interest		**(425)**	(370)	(429)	(416)	(343)
Profit on ordinary activities before taxation		**883**	698	606	1,384	1,422
Tax on profit on ordinary activities		**(228)**	(173)	(365)	(414)	(1,026)
Windfall tax charge		**–**	–	–	–	(514)
Profit/(loss) on ordinary activities after taxation		**655**	525	241	970	(118)
Minority shareholders' interest		**–**	–	(14)	(8)	(2)
Profit/(loss) for the financial period		**655**	525	227	962	(120)

Historical cost balance sheet

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m	As at 31 Dec 1999 (as restated) (a) £m	As at 31 Dec 1998 (as restated) (a) £m	As at 31 Dec 1997 (as restated) (a) £m
Fixed assets	**7,540**	7,121	6,820	11,112	10,555
Current assets	**2,578**	2,681	2,878	1,620	1,585
Creditors: amounts falling due within one year	**(1,969)**	(2,752)	(2,520)	(3,445)	(4,805)
Net current assets/(liabilities)	**609**	(71)	358	(1,825)	(3,220)
Total assets less current liabilities	**8,149**	7,050	7,178	9,287	7,335
Creditors: amounts falling due after more than one year	**(5,156)**	(4,240)	(4,525)	(4,062)	(2,858)
Provisions for liabilities and charges	**(784)**	(802)	(818)	(2,292)	(2,332)
Net assets	**2,209**	2,008	1,835	2,933	2,145
Capital and reserves					
Transco shareholders' funds	**2,209**	2,008	1,835	2,799	2,128
Minority shareholders' interest	**–**	–	–	134	17
Total shareholders' funds	**2,209**	2,008	1,835	2,933	2,145

a) Years 2000 to 1997 have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19, as follows: All five balance sheets have been restated for FRS 19. All profit and loss accounts, except for the 12 months ended 1997 and 1998, have been restated for FRS 19. For the 12 months ended 31 December 1997 and 1998, the FRS 19 impact on the profit and loss account is assumed to be neutral. All information above has been restated under the historical cost convention. For further information see note 1, page 45.

Five year financial summary (unaudited) *continued*

Cash flow statement

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1998 £m	12 months ended 31 Dec 1997 £m
Operating activities					
Cash inflow from operating activities before exceptional items	**2,360**	1,478	1,573	2,366	2,496
Net expenditure relating to exceptional items	**(12)**	(4)	(31)	(67)	(389)
Net cash inflow from operating activities	**2,348**	1,474	1,542	2,299	2,107
Dividends from joint ventures and associated undertakings	**-**	-	3	2	13
Net cash outflow from returns on investments and servicing of finance	**(371)**	*(393)*	*(392)*	*(406)*	*(320)*
Net cash outflow from taxation	**(240)**	(191)	(373)	(527)	(461)
Net cash outflow from capital expenditure and financial investment	**(909)**	(606)	(828)	(995)	(463)
Net cash inflow/(outflow) from acquisitions and disposals	**13**	7	(667)	1	95
Equity dividends paid	**(432)**	(400)	(348)	(327)	(537)
Net cash inflow/(outflow) before the management of liquid resources and financing activities	**409**	(109)	(1,063)	47	434
Net cash inflow/(outflow) from the management of liquid resources	**55**	210	9	336	(350)
Net cash inflow/(outflow) before financing activities	**464**	101	(1,054)	383	84
Net cash (outflow)/inflow from financing activities	**(493)**	(95)	1,093	(395)	(114)
Net (decrease)/increase in cash in the period	**(29)**	6	39	(12)	(30)

Other information

		15 months ended 31 Mar 2002	12 months ended 31 Dec 2000 (as restated) (a)	12 months ended 31 Dec 1999 (as restated) (a)	12 months ended 31 Dec 1998 (as restated) (a)	12 months ended 31 Dec 1997 (as restated) (a)
Historical cost return on average capital employed						
– pre-exceptional items (b)	%	**19.1**	15.4	15.1	28.0	21.5
– post-exceptional items (b)	%	**17.8**	14.8	14.8	28.0	21.5
		As at 31 Mar 2002	As at 31 Dec 2000 (as restated) (a)	As at 31 Dec 1999 (as restated) (a)	As at 31 Dec 1998 (as restated) (a)	As at 31 Dec 1997 (as restated) (a)
Net borrowings	£m	**5,177**	5,331	5,266	4,049	3,886
Historical cost gearing ratio	%	**70.1**	72.6	74.2	58.0	64.4
Historical cost debt/equity ratio	%	**234.4**	265.5	287.0	138.0	181.2
Historical cost average capital employed	£m	**7,363**	7,220	7,042	6,507	8,197
Employee numbers (headcount)	thousands	**14.2**	14.2	14.4	18.8	20.0

Historical cost return on average capital employed represents profit on ordinary activities as a percentage of average capital employed.
Historical cost gearing ratio represents net borrowings as a percentage of shareholders' funds plus net borrowings.
Historical cost debt/equity ratio represents net borrowings as a percentage of total shareholders' funds.
Average capital employed consists of total shareholders' funds plus net borrowings averaged between the start and end of the period.

a) Years 2000 to 1997 have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19, as follows: All five balance sheets have been restated for FRS 19. All profit and loss accounts, except for the 12 months ended 1997 and 1998, have been restated for FRS 19. For the 12 months ended 31 December 1997 and 1998, the FRS 19 impact on the profit and loss account is assumed to be neutral. All information above has been restated under the historical cost convention. For further information see note 1, page 45.

b) The historical cost return on average capital employed, pre-exceptional items and before the loss on disposal of subsidiary undertakings of £685m relating to the transfer of non-Transco assets as part of the Restructuring and Refinancing, was 23.0% in 1999.

Five year financial summary (unaudited) *continued*

Selected US GAAP information

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1998 £m	12 months ended 31 Dec 1997 £m
Operating income	**1,650**	1,236	1,587	1,799	1,531
Net income	**951**	640	230	1,026	976
Net income - continuing operations	**951**	640	668	635	607
	As at 31 Mar 2002 £m	As at 31 Dec 2000 £m	As at 31 Dec 1999 £m	As at 31 Dec 1998 £m	As at 31 Dec 1997 £m
Gross assets	**13,118**	13,004	12,669	15,737	15,186
Long-term obligations	**(5,940)**	(4,391)	(4,626)	(5,681)	(4,517)
Transco shareholders' funds (and net assets) (a)	**4,172**	3,672	3,394	4,452	3,770

a) Includes share capital as at 31 March 2002 of £45m (31 December 2000 £45m; 31 December 1999 £45m; 31 December 1998 £45m; 31 December 1997 £149m).

Exchange rate information

The following table sets forth for the periods and the dates indicated certain information concerning the Noon Buying Rate expressed in US dollars per £1.00.

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1998 £m	12 months ended 31 Dec 1997 £m
High	**1.4757**	1.6538	1.6765	1.7222	1.7035
Low	**1.4064**	1.3997	1.5515	1.6114	1.5775
Year end	**1.4223**	1.4955	1.6150	1.6628	1.6427
Average (a)	**1.4348**	1.5125	1.6146	1.6602	1.6397

a) The average of the Noon Buying Rates on the last business day of each month during the period. The Noon Buying Rate on 23 May 2002 was US$1.4521 per £1.00.

	December 2001	January 2002	February 2002	March 2002	April 2002
High	1.4591	1.4545	1.4340	1.4279	1.4578
Low	1.4149	1.4092	1.4092	1.4100	1.4128

Financial summary of continuing activities (unaudited)

Historical cost profit and loss account

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 (as restated) (a) £m	12 months ended 31 Dec 1999 (as restated) (a) £m	12 months ended 31 Dec 1998 (as restated) (a) £m	12 months ended 31 Dec 1997 (as restated) (a) £m
Group turnover	**3,922**	2,975	3,058	3,062	3,084
Operating costs	**(2,524)**	(1,851)	(1,738)	(1,758)	(1,928)
Exceptional operating items	**(100)**	(41)	(20)	–	–
Total operating profit	**1,298**	1,083	1,300	1,304	1,156
Profit/(loss) on disposals	**10**	(15)	2	(16)	(13)
Profit on ordinary activities	**1,308**	1,068	1,302	1,288	1,143
Net interest	**(425)**	(370)	(353)	(375)	(328)
Profit on ordinary activities before taxation	**883**	698	949	913	815
Tax on profit on ordinary activities	**(228)**	(173)	(280)	(221)	(187)
Windfall tax charge	**–**	–	–	–	(514)
Profit on ordinary activities after taxation	**655**	525	669	692	114
Profit for the financial period	**655**	525	669	692	114

Historical cost statement of net assets

	As at 31 Mar 2002 £m	As at 31 Dec 2000 (as restated) (a) £m	As at 31 Dec 1999 (as restated) (a) £m	As at 31 Dec 1998 (as restated) (a) £m	As at 31 Dec 1997 (as restated) (a) £m
Fixed assets	**7,540**	7,121	6,818	6,729	6,480
Current assets	**2,578**	2,681	2,878	548	789
Creditors: amounts falling due within one year	**(1,969)**	(2,752)	(2,520)	(2,316)	(3,837)
Net current assets/(liabilities)	**609**	(71)	358	(1,768)	(3,048)
Total assets less current liabilities	**8,149**	7,050	7,176	4,961	3,432
Creditors: amounts falling due after more than one year	**(5,156)**	(4,240)	(4,525)	(3,720)	(2,776)
Provisions for liabilities and charges	**(784)**	(802)	(818)	(771)	(780)
Net assets/(liabilities)	**2,209**	2,008	1,833	470	(124)

Cash flow statement

	15 months ended 31 Mar 2002 £m	12 months ended 31 Dec 2000 £m	12 months ended 31 Dec 1999 £m	12 months ended 31 Dec 1998 £m	12 months ended 31 Dec 1997 £m
Cash inflow from operating activities before exceptional items	**2,360**	1,478	1,039	1,788	2,526
Net expenditure relating to exceptional items	**(12)**	(4)	(4)	(15)	(97)
Net cash inflow from operating activities	**2,348**	1,474	1,035	1,773	2,429
Net cash outflow from returns on investments and servicing of finance	**(371)**	(393)	(391)	(393)	(357)
Net cash outflow from taxation	**(240)**	(191)	(152)	(356)	(375)
Net cash outflow from capital expenditure and financial investment	**(909)**	(606)	(418)	(731)	(568)
Net cash inflow from acquisitions and disposals	**13**	7	–	–	–
Equity dividends paid	**(432)**	(400)	–	–	–
Net cash inflow/(outflow) before management of liquid resources and financing activities	**409**	(109)	74	293	1,129
Net cash inflow/(outflow) from the management of liquid resources	**55**	210	(70)	108	(218)
Net cash inflow before financing activities	**464**	101	4	401	911

This information is provided to supplement the five year financial summary on pages 81 to 83.

a) Years 2000 to 1997 have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19, as follows: All five balance sheets have been restated for FRS 19. All profit and loss accounts, except for the 12 months ended 1997 and 1998, have been restated for FRS 19. For the 12 months ended 31 December 1997 and 1998, the FRS 19 impact on the profit and loss account is assumed to be neutral. All information above has been restated under the historical cost convention. For further information see note 1, page 45.

Headquarters, Registered Office address and Transfer Office
130 Jermyn Street
London
SW1Y 4UR
0207 389 3200

Web address
www.lattice-group.com

Certain forward looking statements
This Annual Report includes 'forward looking information' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain statements included in this Annual Report, including without limitation, those concerning (i) Transco's strategies, outlook, and future growth; (ii) regulation, including the impact of regulatory developments; (iii) the future capacity of the National Transmission System; (iv) Transco's positioning to deliver its plans, including the unbundling of certain of its businesses to elsewhere in the Lattice Group; (v) expectations regarding prices; (vi) Transco's liquidity and capital resources and expenditure; (vii) quantitative and qualitative disclosures about market risk; and (viii) Transco's intention to focus an increasing proportion of its activities on unregulated businesses outside the regulatory ring-fence, contain certain forward looking statements concerning the Company's operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions; (ii) success of business and operating initiatives; (iii) changes in the regulatory environment and other government actions; (iv) fluctuations in exchange rates and (v) business risk management.

This report incorporates the US Form 20-F
Transco plc is a public limited company registered in England with debt securities listed on the London Stock Exchange and 6.625% Guaranteed Notes due 2018 listed on the New York Stock Exchange. This is the report and accounts for the 15 months ended 31 March 2002. It complies with UK regulations and incorporates the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations. The documents concerning the company which are referred to in this annual report may be inspected at the headquarters of the company at the address given above under 'Headquarters, Registered Office address and Transfer Office'.

Corporate history
Transco plc is a company incorporated in England and Wales on 1 April 1986 under the Companies Act of 1985. It is of infinite duration.

The UK gas industry was nationalised in 1948 and the British Gas Corporation was established in 1973. In April 1986 British Gas was incorporated as a public limited company and in December 1986 the UK Government sold substantially all its shareholdings in British Gas to the public.

With effect from 17 February 1997, Centrica plc demerged from British Gas, which changed its name to BG plc. Following the Centrica demerger, BG plc retained the gas transportation and storage businesses, the majority of the exploration and production business, the international downstream business, the research and technology business and the property division of British Gas plc. In connection with the Centrica demerger, British Gas plc's gas sales, services and retail businesses, together with the gas production business of the North and South Morecambe gas fields and its direct interest in Accord Energy Limited were transferred to Centrica plc.

With effect from 1 May 1999, BG plc combined its exploration and production and international downstream businesses which are principally engaged in gas and oil exploration and production and the integrated development and supply of gas markets.

With effect from 13 December 1999, BG plc was restructured so that a newly incorporated company, BG Group plc, became the new parent company of BG plc indirectly holding the Transco business in a separate sub-group, with BG Transco plc being ring fenced for regulatory purposes from the sub-group containing the other BG businesses. The restructuring was accompanied by a refinancing under which BG Transco Holdings plc (now Transco Holdings plc) issued approximately £1.5 billion of bonds which were transferred together with new shares in BG Group plc to BG plc shareholders in exchange for their existing shares in BG plc. The UK Secretary of State for Trade and Industry held a special rights redeemable preference share in BG Group plc. BG plc was then renamed BG Transco plc.

On 16 October 2000, BG Group's shareholders approved the demerger of certain businesses (principally Transco) to Lattice effective on 23 October 2000. This demerger created a new listed company, Lattice, whose principal business, Transco plc, owns, operates and develops the substantial majority of the gas transportation system and all of the LNG storage facilities in Great Britain. Following the demerger, BG Group plc continued to hold BG Energy Holdings, comprising the integrated gas business involved in the development, management and supply of existing and newly emerging gas markets around the world. The special rights redeemable preference share in BG Group plc held by the UK Secretary of State for Trade and Industry was redeemed, and a new Special Share was issued by Lattice to the Secretary of State on substantially the same terms.

Control of registrant
The Company is a wholly owned subsidiary of Transco Holdings plc, which itself is a wholly owned subsidiary of Lattice. Lattice is a public limited company listed on the London Stock Exchange and registered in England.

The Company's share capital consists of

ordinary shares with a nominal value of $1\frac{4}{15}$ pence each.

There are no arrangements the operation of which may at a subsequent date result in a change of control.

Nature of Trading Market

The Company is the guarantor of $300 million of 6.625% Guaranteed Notes due 2018 (the 'Notes'). The Notes are listed on the New York Stock Exchange which is the only trading market for the Notes.

The table below sets out, for the periods indicated, the trading history of the Notes on the New York Stock Exchange, showing the high and low sale prices as a percentage of their nominal value from their date of issue:

		High	Low
	1999	104.59	87.88
First quarter	2000	90.78	85.25
Second quarter	2000	91.63	83.83
Third quarter	2000	89.82	85.81
Fourth quarter	2000	91.88	86.86
	2000	91.88	83.83
First quarter	2001	97.65	91.00
Second quarter	2001	96.40	92.90
Third quarter	2001	100.96	93.60
Fourth quarter	2001	103.39	89.41
	2001	103.39	89.41
December	2001	92.78	89.41
January	2002	93.43	89.60
February	2002	93.27	90.48
March	2002	91.18	87.72
First quarter	2002	93.43	87.72
April 2002 to Date		92.04	88.66

Exchange controls and other limitations affecting security holders

There are no UK foreign exchange controls currently in force that restrict the import or export of capital or that affect the remittance of interest or other payments to holders of the Notes who are non-residents of the United Kingdom.

There are no limitations relating to non-residents of the United Kingdom on the right to be a holder of, or to vote in respect of the Notes under English law currently in force or in the Company's Memorandum and Articles of Association.

Memorandum and Articles of Association

The Company is incorporated in England and Wales under Company Number 2006000.

The Memorandum of the Company provides that its principal objects are, among other things, to carry on the business of transporting, supplying, distributing, developing, producing, storing, importing, exporting and dealing in different forms of energy, including natural gases, petroleum and other hydrocarbons, electricity and all other forms of energy, and to construct, lay, operate, maintain, repair and replace pipelines, equipment and facilities ancillary to the operation or use of pipelines. The Memorandum of the Company also provides that its principal objects are to install, operate, use, inspect, maintain, repair or replace meters or other devices for assessing the quantity or quality of supplies of gas and other forms of energy and to do anything which a public gas transporter is empowered to do under the Gas Act of 1986, as amended.

The Articles of Association (Articles) of the Company and applicable English law contain, among others, provisions to the following effect:

Directors

1 General

Unless otherwise determined by ordinary resolution of the Company, there must be at least four Directors. A Director need not be a shareholder, but a Director who is not a shareholder can still attend and speak at shareholders' meetings.

The Directors can appoint any Director to any other executive office on which they decide. So far as the relevant English law allows, they can decide on the terms of these appointments.

At each annual general meeting any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall automatically retire from office. A retiring Director is eligible for re-election.

Provisions of the relevant English legislation regarding the age limit of Directors do not apply to the Company.

2 Directors' interests

Unless otherwise provided in the Articles, a Director cannot cast a vote on any contract arrangement or any other kind of proposal in which he knows he has a material interest. For this purpose, interests of a person who is connected with a Director under section 346 of the Companies Act 1985 are added to the interests of the Director himself. Interests purely as a result of an interest in the Company's shares, debentures or other securities are disregarded. In relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director in addition to any interest which the alternate Director has in his own right. A Director may not be included in the quorum of a meeting in relation to any resolution on which he is not allowed to vote.

3 Borrowing powers

So far as the relevant English law allows, the Directors can exercise all the powers of the Company to (i) borrow money, (ii) issue debentures and other securities and (iii) give any form of guarantee and security for any debt, liability or obligation of the Company or of any third party.

The Directors must limit the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to ensure that the total amount of all borrowings by the Accounting Group (as defined in the Articles) outstanding at any time will not exceed an amount which is equal to

0.7 times the aggregate of (a) the amount paid up on the share capital of the Company and (b) the total of the capital and revenue reserves of the Accounting Group, including, excluding and adjusted for certain items, all as shown in the latest audited consolidated balance sheet and profit and loss account of the Accounting Group. This limit may be exceeded if the Company's consent has been given in advance by an ordinary resolution passed at a general meeting.

Shareholder meetings

There are two types of meetings of shareholders, annual general meetings (AGM) and extraordinary general meetings (EGM). The Company must hold an AGM in each year and not more than 15 months from the previous AGM. The Directors will decide when and where to hold the AGM. Any other general meeting is known as an EGM.

The Directors can decide to call an EGM at any time. In addition, an EGM must be called by the Directors within 21 days in response to a requisition by shareholders under the relevant English law. When an EGM is called, the Directors must decide when and where to hold the EGM. At least 21 clear days' notice in writing (or, where the relevant legislation permits, by electronic mail) must be given for every AGM and for any other meeting where it is proposed to pass a special resolution or to pass some other resolution of which special notice under the Companies Act 1985 has been given to the Company. For every other general meeting at least 14 clear days' notice in writing must be given.

There must be a quorum present at every general meeting. Unless provided otherwise in the Articles, a quorum is two people who are entitled to vote.

A resolution that is put to the vote at a general meeting will be decided by a show of hands, unless a poll is demanded when, or before, the result of the show of hands is declared by the Chairman.

Transfer of shares

Unless otherwise provided in the Articles or the terms of issue of any shares, any shareholder may transfer any or all of his shares. However, the Directors can refuse to register a transfer (i) in certificated form, if such shares are not fully paid-up or the evidence of entitlements to such shares is missing; (ii) if it is in respect of more than one class of shares; or (iii) if it is in favour of more than four persons jointly. However, if any of those shares have been admitted to the Official List of the London Stock Exchange, the Directors cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

If the Directors decide not to register a transfer, they must notify the person to whom the shares were to be transferred within two months. The Directors can decide to suspend the registration of transfers by closing the Register, but the Register cannot be closed for more than 30 days per year.

Share capital

The Company's authorised share capital is £68,586,392.03 13/15, consisting of 6,051,740,474 ordinary shares of 1 2/15p each.

Shareholders' rights

1 Voting rights

When a shareholder is entitled to attend a general meeting and vote, he or his authorised representative has only one vote on a show of hands. Where there is a poll, subject to the Articles, a shareholder who is entitled to be present and to vote has one vote for every share which he holds.

To decide who can attend or vote at a general meeting, the notice of the meeting can give a time by which people must be entered on the Register, which must not be more than 48 hours before the meeting. Unless provided otherwise in the Articles, the only people who can attend or vote at general meetings are shareholders who have paid the Company all calls, and all other sums, relating to the shares which are due at the time of the meeting.

2 Restrictions on Shareholders' rights

If a shareholder has been properly served with a notice under section 212 of the Companies Act 1985 requiring information about interests in shares, and has failed to supply such information within 14 days of the notice, then (subject to the Articles and unless the Directors otherwise decide) the shareholder is not (for so long as the default continues) entitled to vote, or to exercise any other right in relation to a meeting as holder of the shares in relation to which the default occurred (Default Shares).

Where the Default Shares represent 0.25% or more of the existing shares of a class, the Directors can, in their absolute discretion, by notice to the shareholder direct that (i) any dividend or other money which would otherwise be payable on the Default Shares shall be retained by the Company (without any liability to pay interest when the dividend or money is finally paid to the shareholder) and (ii) no transfer of any of the shares held by the shareholder will be registered unless the shareholder is not himself in default as regards supplying the information required and the shareholder proves, to the satisfaction of the Directors, that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

3 Variation of rights

If the Company's share capital is split into different classes of shares, subject to the relevant English law or the approval of an extraordinary resolution passed at a separate meeting of that class, the special rights which are attached to any of these classes can be varied or abrogated. Alternatively, the holders of at least three-quarters of the existing shares of the class (by nominal value) can give their consent in writing.

Alteration of share capital

The shareholders can by ordinary resolutions (i) increase the Company's authorised share capital; (ii) consolidate and then divide all or any of the Company's share capital into shares of a larger nominal amount than the existing shares; (iii) subject to the relevant English law, sub-divide some or all of the Company's shares into shares which are of a smaller nominal amount than is fixed in the Memorandum; (iv) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and (v) cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution and reduce the amount of the Company's share capital by the amount of the cancelled shares.

The shareholders can, subject to the relevant English law, pass a special resolution to reduce the Company's authorised share capital in any way or reduce any capital redemption reserve, share premium account or other undistributable reserve in any way.

The Company can, subject to the relevant English law, buy back or agree to buy back in the future, any shares of any class. However, if the Company has existing shares which are admitted to the Official List of the London Stock Exchange and which are convertible into the class of equity shares to be repurchased, then the Company can only buy back equity shares of that class if either the terms of issue of the convertible shares permit the Company to buy back equity shares or the buy-back, or agreement to buy-back, has been approved by an extraordinary resolution passed by such holders.

Dividends
The shareholders can declare final or interim dividends by ordinary resolution. No dividend can exceed the amount recommended by the Directors. No interim dividend shall be paid on shares which carry deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

The Directors can recommend the shareholders to pass an ordinary resolution to direct all or part of a dividend to be paid by distributing specific assets. The Directors must give effect to such a resolution.

Any dividend which has not been claimed for twelve years may be forfeited and belong to the Company if the Directors so decide.

Winding up
If the Company is wound up, the liquidator can, with the authority of an extraordinary resolution, divide among the shareholders all or part of the assets of the Company or transfer any part of the assets to trustees on trust for the benefit of the shareholders. No past or present shareholder can be compelled to accept any shares or other property under the Articles which carries a liability.

Rights of foreign shareholders
There are no specific limitations imposed by the relevant English law or the Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities. However, as a consequence of the rights of the UK Secretary of State for Trade and Industry pursuant to the special rights share which he holds in Lattice Group plc, the Articles provide that Transco may not, *inter alia*, without the prior written consent of its ultimate holding company, create or issue shares other than shares following the issue of which its ultimate holding company directly or indirectly will own the full legal and beneficial interest in, and control, shares in the capital of Transco carrying at least 85% of the voting rights exercisable at general meetings of Transco.

Notification of interest in shares
Section 198 of the Companies Act 1985 requires any shareholder, subject to exceptions, who acquires an interest of 3% or more or, in the case of certain interests, 10% or more in the shares to notify the Company of his interest within two business days following the day on which the obligation to notify arises. After the 3% or 10%, as the case may be, level is exceeded, similar notification must be made in respect of the whole percentage figure increases or decreases.

In addition, section 212 of the Companies Act 1985 enables the Company, by notice in writing, to require a shareholder whom in the Company's knowledge or reasonable beliefs is, or has been at any time during the three years immediately preceding the notice, interested in shares to indicate whether or not that is the case, and to give such further information as may be required relating to such interest and any other interest in the shares of which such shareholder is aware.

The information in this document that is referred to in the following table shall be deemed to be filed with the US Securities and Exchange Commission for all purposes.

Term used in annual report	US equivalent or brief description
Accounts	Financial statements
Acquisition accounting	Purchase accounting
Advance corporation tax	No direct US equivalent. Tax paid on company distribution recoverable from UK taxes due on income
Allotted	Issued
Associated undertaking	20-50% owned investee
Called-up share capital	Common stock, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Class of business	Industry segment
Closing rate method	Current rate method
Consolidated accounts	Consolidated financial statements
Creditors	Accounts payable/payables
Creditors: amounts falling due after more than one year	Long-term accounts payable/payables
Creditors: amounts falling due within one year	Current accounts payable/payables
Debtors	Accounts receivable/receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Freehold land	Land owned
Gearing	Leverage
Interest receivable	Interest income
Interest payable	Interest expense
Loan capital	Debt
Net asset value	Book value
Nominal value	Par value
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account (reserve)	Retained earnings
Profit and loss account	Income statement
Profit attributable to ordinary shareholders	Net income
Reconciliation of movements in shareholders' funds	Statement of changes in stockholders' equity
Reserves	Stockholders' equity other than capital stock
Share capital	Capital stock or common stock
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Shareholders' funds	Stockholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)

For the purposes of this document the following definitions apply:

'£m'	Million pounds sterling.
'BG'	BG Group plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'BG Energy Holdings'	BG Energy Holdings Limited and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'BG Group plc' or 'BG Group'	The ultimate parent company of BG Energy Holdings Limited. Former ultimate parent company of Transco Holdings plc.
'Company'	Transco plc.
'Controlled escape'	A gas escape which has been stopped by turning off the emergency control (meter control valve).
'Demerger'	The demerger of Lattice Group plc from BG Group plc which became effective on 23 October 2000.
'Group'	The Company and its subsidiary undertakings.
'Heat leasing'	The ability to lease central heating components in support of fuel poverty programmes as defined in the Capital Allowances Act 2001.
'HSE'	Health and Safety Executive.
'KWh'	Kilowatt hours.
'Lattice'	Lattice Group plc.
'Lattice Group'	Lattice Group plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'Lattice Group Holdings'	Lattice Group Holdings Limited and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings.
'Licence'	The gas transporter licence treated as granted under section 7 of the Gas Act 1986, as amended, to Transco by which Transco is authorised to transport gas.
'LNG'	Liquefied natural gas.
'LTI'	Lost Time Injury. A work-related injury that caused the person to be away from work for at least one normal shift after the shift on which the injury occurred, because he/she was unfit to perform his/her duties.
'MMC'	Monopolies and Mergers Commission (now known as the Competition Commission).
'MMC report'	The report of the MMC entitled 'BG Group plc. A report under the Gas Act 1986 on the restriction of prices for gas transportation and storage services' published in June 1997.
'MW'	Megawatt.
'Ofgem'	The Office of Gas and Electricity Markets which as of 16 June 1999 is the new name for the combined Office of Electricity Regulation and Office of Gas Supply.
'Proposed Merger'	The proposed merger of Lattice and National Grid Group plc, details of which were announced on 22 April 2002.
'Restructuring and Refinancing'	The corporate restructuring and refinancing of BG plc which became effective on 13 December 1999.
'RIR'	Reportable Injury Rate. The rate, per 100,000 employees, of work-related injuries reportable to the enforcing authorities under the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995 (RIDDOR '95).
'Transco' or 'Transco Group'	Transco plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings (formerly known as BG Transco plc).
'Transco Holdings'	Transco Holdings plc and its subsidiary undertakings consolidated with its share of joint ventures and associated undertakings (formerly known as BG Transco Holdings plc).
'TWh'	Terawatt hours.

Designed and produced by Fishburn Hedges

Transco plc
130 Jermyn Street
London SW1Y 4UR
Registered in England No. 2006000

A Lattice Group company